As filed with the Securities and Exchange Commission on February 24, 2026.
Registration No. 333-292284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

MiniMed Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3841	33-3985981
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
18000 Devonshire St.
Northridge, CA 91325
(763) 514-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Courtney Nelson Wills
MiniMed Group, Inc.
18000 Devonshire St.
Northridge, CA 91325
(763) 514-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam E. Fleisher Kimberly R. Spoerri Synne D. Chapman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	John B. Meade Yasin Keshvargar Arisa A. Sin Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, dated February 24, 2026
Preliminary Prospectus
28,000,000 Shares
MiniMed Group, Inc.
Common Stock

This is an initial public offering of shares of the common stock of MiniMed Group, Inc. We are offering 28,000,000 shares of our common stock.
Prior to this offering, there has been no public market for shares of our common stock. We estimate that the initial public offering price per share of our common stock will be between $25.00 and $28.00. We intend to list our shares of common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MMED.”
Upon completion of this offering, Medtronic will continue to own 90.03% of the voting power of our shares of common stock eligible to vote in the election of our directors (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. See “Management—Controlled Company Exemption.”
Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 45 to read about factors you should consider before purchasing shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
__________________
(1)See “Underwriting” for a description of compensation to be paid to the underwriters.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional 4,200,000 shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about , 2026.

Goldman Sachs & Co. LLC	BofA Securities	Citigroup	Morgan Stanley

Barclays	Deutsche Bank Securities	Mizuho	Wells Fargo Securities
Evercore ISI		Piper Sandler
BTIG		William Blair
Prospectus dated , 2026

i

Through and including the 25th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and cannot assure you as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, results of operations, or financial condition may have changed since that date.
Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

ABOUT THIS PROSPECTUS
In connection with this offering, we (as defined below) will enter into a series of transactions with Medtronic pursuant to which Medtronic will transfer the assets and liabilities of the Diabetes Operating Unit (as defined below) to us. As consideration for these assets, we will assume the liabilities associated with the assets of the Diabetes Operating Unit and will issue to Medtronic shares of our common stock. We refer to these transactions, as further described in the section of this prospectus entitled “The Separation and Divestment Transactions—The Separation,” collectively as the “Separation.” As part of the Separation, we intend to (i) retain an amount of the net proceeds from this offering such that we will have approximately $350 million of cash on hand, which we will use for general corporate purposes, (ii) use the excess of the net proceeds from this offering over such retained amount to repay (or cause one or more of our subsidiaries to repay) intercompany debt owed to Medtronic under a note, and (iii) to the extent the net proceeds from this offering exceed the retained amount and the principal amount of such note, pay additional consideration to an affiliate of Medtronic for certain assets transferred to us in the Separation. For more information on the intercompany debt owed to Medtronic, see “Certain Relationships and Related Person Transactions—Other Agreements with Medtronic—Intercompany Debt.”
Unless otherwise indicated or the context otherwise requires, (1) references in this prospectus to the “Company,” the “Registrant,” “we,” “us,” and “our” refer to MiniMed Group, Inc., a Delaware corporation, and its consolidated subsidiaries assuming the completion of the Separation and (2) references in this prospectus to the “Diabetes Operating Unit” refer to the business that will be transferred to the Company in connection with the Separation, primarily representing the diabetes business segment of Medtronic. References in this prospectus to “Medtronic” or “Parent” refer to Medtronic plc, an Irish public limited company, and its consolidated subsidiaries other than MiniMed Group, Inc. and MiniMed Group, Inc.’s consolidated subsidiaries.
In addition, unless the context otherwise requires, statements relating to our history in this prospectus describe the history of the Diabetes Operating Unit of Medtronic and forward-looking statements assume the completion of all the transactions described in this prospectus, including the Separation.
Trademarks, Tradenames, and Service Marks
The trademarks, tradenames, and service marks of the Company appearing in this prospectus are, as applicable, our property, licensed to us, or, prior to the completion of this offering, the property of Medtronic. The name and mark, Medtronic, and other trademarks, tradenames, and service marks of Medtronic appearing in this prospectus are the property of Medtronic. Solely for convenience, trademarks, tradenames, and service marks referred to in this prospectus may appear without the “®,” “™,” or “℠” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, tradenames, and service marks. This prospectus also contains additional trademarks, tradenames, and service marks belonging to other parties. We do not intend our use or display of these other parties’ trademarks, tradenames, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, such other parties.
Basis of Presentation
We have historically operated as part of Medtronic. The financial information included in this prospectus has been prepared from Medtronic’s historical accounting records and is derived from the consolidated financial statements of Medtronic to present the Diabetes Operating Unit as if it had been operating on a standalone basis. The historical combined financial statements (together with the notes thereto, the “combined financial statements”) reflect our financial condition, results of operations, and cash flows as we were historically managed, in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). The combined financial statements reflect all revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities. The combined financial statements also reflect the net effect of transactions with Medtronic, including allocations of certain expenses for services from Medtronic that may have been historically allocated to the Diabetes Operating Unit, including, but not limited to, corporate and shared expenses related to finance and accounting, legal, information technology, human resources, facilities, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. The allocations may not reflect the expenses the Diabetes Operating Unit would have incurred if it had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Diabetes Operating Unit in the period in which the costs were recorded. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures.
The financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the financial information included in this prospectus may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future. See “Risk Factors—Risks Related to the Separation and the Divestment—We have a limited history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.”
We utilize a 52/53 week fiscal year, ending the last Friday in April, for the presentation of our financial statements and related notes thereto at April 25, 2025 and April 26, 2024 and for each of the fiscal years ended April 25, 2025 (fiscal year 2025), April 26, 2024 (fiscal year 2024), and April 28, 2023 (fiscal year 2023).
Non-GAAP Financial Measures
This prospectus contains certain financial measures, including Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA, that are not required by, or prepared in accordance with, U.S. GAAP. We refer to these measures as “non-GAAP” financial measures. These are supplemental financial measures and should not be viewed as a substitute for GAAP financial measures. Although our management uses these non-GAAP financial measures when planning, monitoring, and evaluating our performance, any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. The non-GAAP financial measures we present may not be comparable to similarly named measures reported by other companies.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures, and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

Letter from the Chief Executive Officer
To our future shareholders,
MiniMed was founded in 1983 by Alfred E. Mann with one bold idea: that technology could do the work of a pancreas. His vision was to make diabetes care wearable, consumer-focused, and life-changing — automating the hardest parts of managing the disease so people could reclaim parts of their life that diabetes so often takes away. That belief sparked a revolution and guided the team to deliver many industry firsts, including the first pager-sized portable pump, the first continuous glucose monitor (CGM) used by physicians and the first wearable insulin pump integrated with a CGM automated by the first hybrid closed loop algorithm. Indeed, Mann’s vision and principles have guided every chapter of our story and it is the standard we measure ourselves against today.
For nearly 25 years, MiniMed has operated as part of Medtronic, a global leader in healthcare technology. Our business has evolved from a standalone insulin pump innovator into Medtronic’s global Diabetes business, delivering a full ecosystem of automated insulin pumps, CGMs, and smart insulin pens that generated roughly $2.7 billion in annual revenue in FY25 with recent double-digit growth. We are proud and grateful for our Medtronic chapter. It allowed us to build deep expertise, scale globally, and improve the lives of millions of people across more than 80 countries.
Today, I’d like to introduce the new MiniMed. We’re starting a new chapter that’s grounded firmly in the company’s original mission and trusted 40-year legacy that’s been built over long-standing partnerships with leading clinicians and the many diabetes communities around the world. Our goal is to accelerate the impact we can have as an independent company focused exclusively on helping insulin-dependent people with diabetes experience more predictable control, greater freedom, and better days while achieving strong outcomes.
MiniMed is a full-stack diabetes therapy company that includes integrated CGM, insulin delivery, and dosing algorithms unified in a single experience. The magic is the algorithm and how it brings automation together, delivering best-in-class outcomes with less work for users, and positioning us to lead the hands-free AID era.
Our North Star is to make every day a better day for people with diabetes. This will continue to guide all that we do.
The Invisible Work Diabetes Demands
If you don’t live with diabetes, it’s hard to understand the invisible tax it levies on people.
Having Type 1 or insulin-intensive Type 2 diabetes is not just a physical condition; it carries an enormous mental load. It requires a person to make upwards of 180 additional decisions each day, from counting carbs, to adjusting for exercise, stress and illness.
Despite this physical, mental, financial and emotional burden, people are often forced to settle for outcomes that fall short of what they want or deserve. Even highly engaged, diligent self-management cannot fully eliminate the long-term physical risk associated with chronic glucose variability, including complications affecting vision, kidney function, nerve health, and cardiovascular health. Burnout and fatigue are common; when they lead to lapses, even small ones, the consequences can be both immediate and lasting.
Persistent high glucose levels and hyperglycemia drive serious long-term complications and raise the risk of life-threatening events such as diabetic ketoacidosis, particularly for children who face a meaningful reduction in life expectancy when diabetes is not well controlled. Even when people achieve guideline-level control, with A1C below 7% and higher Time in Range, they still face higher risks of complications and more than double the risk of death compared to people without Type 1 diabetes.
This burden also extends to families, clinicians, and the health systems that support them. Everyone spends time coordinating devices, data, and decisions. Even with tremendous effort, today’s technology still asks too much. It should not be this way, and people with diabetes deserve the best outcomes with the least burden. We are helping to change lives by moving care toward simpler, more automated, and more “hands-free” experiences.
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Ultimately, this is what drove me to join MiniMed in 2022 – the chance to revitalize our business and refocus for the decade ahead when there is such a monumental opportunity to improve the lives of our customers and lead the industry in a way that is beneficial for all our stakeholders.
Throughout my career, I’ve been drawn to complex, tech-enabled businesses where data, software, and connected devices can fundamentally improve people’s lives, from early strategy roles to leading Honeywell’s industrial software transformation. Those experiences taught me how to accelerate growth by focusing on developing innovation pipelines that reach customers, and lead large, global teams through change while staying grounded in a clear purpose. MiniMed offered the chance to bring that toolkit to a mission that is deeply personal for so many families, and to help accelerate the next generation of automated insulin delivery, unifying sensors, and algorithmic control into a simpler experience that reduces the daily burden while raising the bar on outcomes.
AID Technology is the Turning Point
Automated Insulin Delivery (AID) has become one of the most important advances in diabetes care, and clinical guidelines increasingly describe AID as the preferred standard of care for people who rely on intensive insulin therapy. The evidence is clear; AID helps people improve their time in range, with fewer highs and lows, and with far less day-to-day effort. Yet despite strong clinical results, most people who could benefit from AID are not using it today because systems have historically been complex, onboarding has required too many steps, and technology hasn’t always worked smoothly together.
The opportunity ahead is to make AID accessible, intuitive, and easy to live with. That is when adoption will truly accelerate.
To understand why AID matters, think of the difference between checking your speedometer and driving a car that adjusts automatically. Continuous Glucose Monitoring (CGM) is like a speedometer. It tells you the “speed” (glucose levels), but you still have to drive. MiniMed’s AID is like a self-driving car. It measures where you are, responds to where you’re headed, and automatically adjusts and corrects so you can stay safely on course, while easing the mental load of managing diabetes. This is the future we are building.
MiniMed is the only company today that commercializes all three essential components of an AID system — the algorithm, the insulin delivery (pump or pen), and the CGM — on one integrated software platform with a single, unified app. When these pieces work seamlessly together, they reduce the daily burden of diabetes and help people improve their time in range with less effort.
Better Days Look Different for Everyone
We know people manage their diabetes in different ways. Some want a durable pump. Some want a patch pump. Some prefer a smart pen. Some want everything on their phone. There is no single right way to manage diabetes or a single definition of a better day.
Our strategy is built around this truth. Better days takes many forms. Our ecosystem is built for choice, so every person can find the device that fits their life, all within a unified experience that makes starts simpler and day-to-day control closer than ever to truly hands-free. Behind every MiniMed system is a global network of engineers, clinicians, and people with diabetes, united by one idea: Better days should be within reach for everyone.
A Growing Need and a Clear Opportunity
More than 37 million people worldwide require intensive insulin therapy. The need is large, growing, and deeply underserved. In total, we estimate the current market for our diabetes technologies and other offerings to be approximately $18 billion. This market is expected to grow in double digits annually. Better technology can make a meaningful difference in outcomes, in quality of life, and in long-term health.
Our product portfolio, data foundation, and global footprint position us well to meet this growing need. We frame the opportunity through the lens of Automated Insulin Delivery; when automation, sensor choice, and a single app work together, adoption broadens and value compounds. As an independent company, we will be uniquely focused on capturing this growth and more aligned with what consumers, clinicians, and health systems are asking for.
Why Independence Matters
Becoming independent gives us room to move at the pace this moment requires. It sharpens our focus. It clarifies our mission. It allows us to invest in the areas that matter most: CGM innovation, automation, user experience, and global access.
Independence also tightens accountability. We will measure ourselves against clear product milestones, operations KPIs, and real-world evidence. Our financial profile, margin opportunities, and long-term growth plan will also be clearer as a standalone company. It provides capital flexibility to fund growth and the shift toward recurring revenue, a large and growing addressable market, and an opportunity to expand access globally. They give us confidence in the path ahead.
Above all, independence helps us serve patients better. More focus leads to more innovation. And more innovation means more predictable control and better days for the people who count on us.
Looking Ahead
As we become a standalone company, we are rebuilding MiniMed with the discipline of a public company and the relentless drive of a startup. We continue to design our products and brand with the same care that people bring to managing their health. And we are committed to measuring our success not only by devices sold, but by the reduction of the daily burden and the improvements in Time in Range (TIR) for our patients.
To the investors joining us: MiniMed has a 40+ year head start since its founding in 1983 by Alfred E. Mann, with a digital technology platform built around real human needs and a dataset comprised of over 430 million datapoints of human glucose and insulin interactions. We are entering the AID era with an integrated, full-stack platform and the scale to deliver a simpler, near hands-free experience. Independence gives us the focus, accountability, and capital flexibility to execute. We are MiniMed. We unlock freedom by making better days an everyday reality for people living with diabetes. Join the company committed to building that future for millions.
Sincerely,
Que Dallara
Chief Executive Officer of MiniMed

PROSPECTUS SUMMARY
This summary highlights selected information included elsewhere in this prospectus. To better understand the Separation and our business and financial condition, you should carefully review this entire prospectus. You should carefully consider, among other things, the sections entitled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, all references in this prospectus to the “Company,” the “Registrant,” “we,” “us,” and “our” refer to MiniMed Group, Inc.
Overview
We are a scaled global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Since our founding more than 40 years ago, we have pioneered groundbreaking innovation and served the needs of our customers across the globe in service of our mission to make every day a better day for people with diabetes.
Today, we are the only player in the market that commercializes all parts of an integrated diabetes management system. This allows us to provide a five-star customer experience: an easier and consistent user experience, seamless integration, privacy and security, optimized performance and reliability, and our pioneering and industry-leading dosing algorithm, based on time in range (“TIR”) outcomes in real-world data. This differentiated value proposition is designed to solve two key problems for people with diabetes (“PWD”). First, we believe our products deliver superior health outcomes, when measured against European Association for the Study of Diabetes (“EASD”) and American Diabetes Association (the “ADA”) guidelines, by effectively and measurably improving glycemic control compared to other available treatment options and competing products. By enhancing glycemic control, our products can help reduce long-term complications of diabetes, improve longevity and quality of life, and reduce associated costs to health systems. Second, our customer experience reduces or substantially eliminates the burden of diabetes management for users, their families, their caregivers, and their healthcare providers (“HCPs”).
Diabetes is a chronic, life-threatening disease that affects the body’s production of and response to insulin, a hormone produced by the pancreas that is critical to the metabolism of glucose. It is a global epidemic, with 589 million PWD globally, according to the 2025 International Diabetes Foundation (“IDF”) World Atlas. The disease has no known cure and brings with it significant short and long-term health impacts, including risk of serious comorbidities. Managing diabetes is a 24/7 challenge that greatly impacts the overall quality of life of the person with diabetes as well as his or her family. People with Type 1 Diabetes (“T1D”) as well as those with Type 2 (“T2D”) who require background (basal) and mealtime (bolus) insulin must self-administer insulin multiple times per day and continuously monitor their blood glucose levels to inform their insulin dosing.
We serve PWD who require intensive insulin therapy, which represents all people with T1D and a subset of those with T2D. We address this market by offering various diabetes technologies, including insulin delivery devices (primarily insulin pumps and pens), continuous glucose monitors (“CGMs” or “CGM sensors”), other consumables, supplies, and related software and services. In total, we estimate the current market for our diabetes technologies and other offerings to be over $18 billion, based on last twelve months ended September 2025 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. As of the time of this offering, we utilize a dual-channel approach in the United States where we distribute the majority of our products through the durable medical equipment (“DME”) channel and only a small percentage of our products through the pharmacy channel, whereas our market estimate includes companies that have broad coverage in the pharmacy channel. Our market is expected to grow at a compound annual growth rate above 10% from 2025 through at least 2030, according to Seagrove Partners’ November 2025 market model, driven by the adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market. The primary medical specialists who use and/or prescribe our products are endocrinologists, diabetologists, nurse practitioners, physician assistants, and primary care physicians (“PCPs”).
Our platform of simple and clinically effective solutions for PWD requiring insulin therapy includes:
•Automated Insulin Delivery (“AID”) Systems: Integrated solutions for glucose sensing and automated insulin dosing and administration, delivering superior glycemic control. Our system is composed of an insulin pump that administers insulin, consumable insulin infusion sets and reservoirs, a CGM sensor that measures blood glucose levels, and a Smart Dosing algorithm that is designed to mimic how a healthy pancreas works. In our AID system, real-time CGM readings inform our Smart Dosing algorithm, which provides automatic adjustments and corrections to insulin pump dosing every five minutes based on target blood glucose settings and Meal Detection technology. This algorithm automatically informs insulin administration and wraparound applications, software, and services for users, caregivers, and HCPs, allowing users and caregivers to track and control their treatment through compatible smartphone applications. Our AID systems include our second-generation MiniMed 780G system, as well as our older MiniMed 770G, MiniMed 740G, MiniMed 720G, and MiniMed 630G systems.
•Smart Multiple Daily Injection (“MDI”) System: For those who prefer to self-administer insulin by manual injections or seek freedom from on-body devices, Smart MDI systems offer an integrated solution for sensing, dosing, and administration. Our Smart MDI system includes InPen (our Smart Insulin Pen for insulin administration), Simplera or Guardian 4 (our CGM), and wraparound applications and services. Our Bluetooth-enabled smart insulin pens connect with our Smart Dosing software and intuitive mobile app, which can track and personalize insulin dosing suggestions based on CGM sensor readings, including suggestions for mealtime and correction doses.
Today, we are the only company that commercializes all the constituent parts of these advanced solutions for diabetes therapy. We believe that other players in our market specialize in CGM sensors or insulin pumps and dosing algorithms, and therefore need to establish strategic partnerships and share data in order to offer Smart Dosing solutions. We believe that our presence in all parts of the Smart Dosing ecosystem is a significant advantage over our competitors because it can result in a more effective user experience, relieving some of the burdens of existing diabetes technology. Additionally, our data advantage in having both CGM and insulin data allows us to be more effective in developing high-quality products that drive better clinical outcomes, especially in the iterative, data-rich development of insulin dosing algorithms.
Our products deliver differentiated clinical efficacy and customer satisfaction. We believe our solutions have demonstrated superiority over the current standard of care of administering insulin through MDI manually with only a standalone unconnected blood glucose monitor (“BGM”) or CGM to inform dosing. An analysis of real-world evidence from a global dataset of approximately 400,000 users demonstrated that 80% of MiniMed 780G users using recommended optimal settings (“ROS users”) (16% of all users were ROS users), and 61% of all MiniMed 780G users, achieved >70% TIR. TIR is a representation of blood glucose levels as measured by a CGM device, expressed as a percentage of time spent between 70 and 180 mg/dL, or 3.9 and 10.0 mmol/L. The target for TIR, based on ADA guidelines, is >70%. In addition, in a randomized controlled study, MiniMed 780G showed a clinically significant 1.4% absolute improvement in hemoglobin A1C (“A1C”), as compared to the current standard of care as described above. A1C is measured with a blood test and is a representation of the average blood sugar over the previous three months. The ADA recommendation for A1C is <7.0%, or 53 mmol/mol.
A 2024 meta-analysis of competing systems showed that our MiniMed 780G systems outperformed against other competing products on TIR. We believe meta-analyses and comparisons of published real-world data are robust and valid ways to compare the glycemic outcomes of our devices with those of third-party devices. Peer-reviewed meta-analyses with broad acceptance criteria and analyses like random-effects frequentist network meta-analyses provide results with confidence intervals and offer robust statistical conclusions supporting comparison of devices using available clinical trial data. Further, large bodies of real-world evidence offer a strong means of mitigating these biases and normalizing many of the specific clinical and demographic variables that exist in the real-world use of AID systems.
While meta-analysis can provide valuable insights by aggregating data from multiple studies, this approach has inherent limitations. The methodology relies on indirect comparisons, which may introduce biases due to variations in study design, populations, and analytical approaches. Without direct comparative trials, differences in outcomes between interventions may not be adequately assessed, leading to potential uncertainties in the interpretation of results. Accordingly, investors should exercise caution when considering findings derived from meta-analysis as conclusive evidence.

Direct head-to-head clinical studies have not been conducted comparing modern AID systems at the time of this offering. Additionally, individual device clinical studies often offer small sample sizes with potential for investigator selection bias, volunteer bias on the part of the participant, and attention bias given the close follow-up during the trial. These biases, which are inherent in industry-sponsored trials, may result in a best-case scenario or non-representative outcome.
We believe our clinical performance is driven by our advanced SmartGuard dosing algorithms, which safely and automatically adjust insulin pump dosing every five minutes. An international group of experts in diabetes technology convened prior to the 2025 Advanced Technologies & Treatments for Diabetes (“ATTD”) Congress and recommended establishing a tighter glycemic goal referred to as time in tight range (“TITR”). The goal for the percent of time that PWD should be in that range was targeted to be >55% as of fiscal year 2025. The reason that there is a movement to tighten the recommendation is that 70-140 mg/dL range is close to “normal,” i.e., where glucose for people without diabetes resides 96% of the time. As of fiscal year 2025, which ended April 25, 2025, the MiniMed 780G is the only system on the market with published data on TITR showing >55% in children and adult ROS users (5.4% of children and 5.3% of adult users were ROS users), and TITR showing >48% in all children and all adults. Because it is a new guideline, TITR has not been consistently reported or addressed in studies assessing the performance of competing systems and therapies. We regularly review the scientific literature and published data of competing systems and determined that, as of the time of this offering, competing systems and therapies do not have published TITR performance data suitable for comparison. Therefore, we have concluded that the MiniMed 780G is the only system on the market with published data on TITR showing >55% in children and adults using the recommended settings.
In terms of user experience, the MiniMed 780G has maintained the number one pump satisfaction in the United States since Q2 2024, according to pump satisfaction survey results from dQ&A’s Q2 2025 U.S. Diabetes Patient Voice report. Our leading clinical and user performance has earned our status as a recognized and trusted brand in the diabetes space.
We continue to build on this position by developing innovative diabetes technologies that improve treatment and relieve burdens for PWD. Our global research and development function is focused on a number of priorities. We continue to execute on launches of our second-generation AID systems, which began with the European Union (EU) launch of our Simplera Sync CGM sensor in 2024 and has continued in the United States where we launched our Simplera Sync CGM sensor in September 2025. Along with Simplera Sync, we received U.S. Food and Drug Administration (“U.S. FDA”) clearance of our SmartGuard algorithm as an interoperable automated glycemic controller (“iAGC”) and MiniMed 780G as an Alternate Controller Enabled (“ACE”) pump, which will enable compatibility between the MiniMed 780G system and the Instinct CGM made by Abbott (“Instinct”), a CGM sensor supplied by Abbott Diabetes Care, Inc. (“Abbott”). We have also submitted for CE Mark approval. Our third-generation AID systems are designed to utilize each of these sensors, and include our smaller MiniMed Flex insulin pump, which we have submitted for U.S. FDA approval and plan to submit for CE Mark approval by the end of the first quarter of calendar year 2026, and our MiniMed Fit patch pump with extended wear, which we aim to submit for U.S. FDA approval by the fall of calendar year 2026 and CE Mark approval thereafter. Bringing together these important hardware improvements is our next-generation Vivera dosing algorithm, which meaningfully eliminates user intervention. With these innovations, we believe we are poised to extend our category leadership, driving toward a future where diabetes management can be “hands free” with simple, highly effective insulin dosing technology that safely and reliably delivers appropriate insulin doses and achieves glycemic targets for all.
We operate a scaled global commercial and manufacturing organization with our corporate headquarters in Northridge, California. We are led by a world-class senior management team and global employee base with a reputation for innovation and culture of accountability. Our commercial organization maintains relationships with over 40,000 prescribing HCPs globally, while coordinating our sales process from demand generation and marketing through fulfillment and renewals in the markets where we operate. Our AI-enabled sales force is powered by software such as our proprietary MiniMed IQ, which provides real-time physician landscape insights nationwide and optimizes our account targeting strategy, and third-party tools, which optimize our lead generation strategies and enhance our sales forecasting with predictive analytics. We operate two main manufacturing facilities in California and Puerto Rico, which serve as the backbone of our global operations, covering our manufacturing, distribution, and sourcing functions. We have built up a large base of intellectual property, with more than 2,500 patents and patent applications across our markets as of October 2025.
In the six months ended October 24, 2025 and in fiscal year 2025, we generated $1.5 billion and $2.7 billion, respectively, in revenue, of which 83% and 80% came from sales of CGMs, other consumables, software, and services. We are unmatched in our global presence among our key competitors, with outside the United States (“OUS”) revenue representing 70% and 67% of our total revenue in the six months ended October 24, 2025 and in fiscal year 2025, respectively. We are the global leader in insulin pumps by users according to Seagrove Partners’ November 2025 GlobeVIEW Scoreboard, servicing more than 640,000 pump users in approximately 80 countries as of October 2025. In the six months ended October 24, 2025, we achieved Net Loss of $21 million and Adjusted EBITDA of $128 million. In fiscal year 2025, we achieved Net Loss of $198 million and Adjusted EBITDA of $253 million. Our Net Loss represented 1% and our Adjusted EBITDA represented 9% of our revenue during the six months ended October 24, 2025, and 7% and 9%, respectively, of our revenue during fiscal year 2025. We aim to achieve profitable growth with our strategy. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Our Market
Overview of Diabetes
Diabetes is a chronic, lifelong condition characterized by the body’s inability to produce or effectively use insulin, a hormone essential for regulating blood glucose levels. There is no known cure, making proper management critical to avoid serious health complications.
Diabetes is typically classified into two major groups:
•T1D is an autoimmune condition which causes the body to attack insulin-producing beta cells in the pancreas. It is typically diagnosed in childhood or early adulthood. Since people with T1D are living longer than ever, the majority of people with T1D are adults. Individuals with T1D require daily insulin administration, or intensive insulin therapy, to manage their health.
•T2D is a metabolic condition that results from insulin resistance, where the body’s cells do not respond effectively to insulin, often accompanied by reduced insulin production over time. It is strongly associated with lifestyle factors, such as obesity, inactivity, and diet, although genetics also play a role. In some cases, T2D can be managed with changes to diet and exercise regimes; however, if the condition progresses, more active management such as insulin therapy may become necessary.
Diabetes is a widespread global epidemic that impacts a large and growing population. According to the 2025 IDF Diabetes Atlas, an estimated 589 million people are living with diabetes worldwide, and that is expected to grow to more than 850 million by 2050.
Diabetes Management
Conventional treatment options like MDI can be a burden on the quality of life for PWD. First, these options fail to deliver what we consider to be acceptable clinical outcomes. Second, these options require significant effort from users, meaning PWD have to deal with 24/7 administrative, physical, mental, and emotional burdens.
Outcomes: Although treatment options are generally widespread, a significant portion of insulin-dependent PWD are not achieving clinically recommended levels of glycemic control. About four out of every five T1D patients use a CGM sensor in developed markets, yet more than 74% of T1D patients in developed markets fail to meet glycemic targets, according to a study by Diabetes Technology & Therapeutics. The study also found that a cohort of people with T1D in 2022 achieved only an 8.4% mean A1C level, well above the ADA-recommended guideline of <7.0% A1C. The same 2022 cohort achieved only a minor improvement versus a 2016 cohort that achieved a mean A1C of 8.7%, despite a significantly higher rate of technology utilization in the 2022 group (e.g., a 45% increase in the percentage using a CGM).
Burdens: Current options require constant monitoring, decision-making, and interventions by PWD and their families, leading to administrative, physical, mental, and emotional burdens. Examples of administrative burdens include carrying around supplies (glucose tabs, juice or snacks, back-up insulin, needles, lancets, spare sensors, pump supplies, batteries, etc.), reordering supplies, obtaining documentation for travel, going through secondary screenings with airport security, handling insurance, obtaining prior authorizations, and refilling prescriptions, among others. Physical burdens include fluctuating glucose levels (which may cause lethargy, difficulty in focusing, and/or frequent urination), having to eat when not hungry (to correct lows) or delaying meals (to wait for insulin to act), body image concerns (especially among teens and young adults), skin irritation or allergic reactions to adhesives, constant beeping/alerts (especially overnight, disrupting sleep), finger pricks (in the case of self-monitoring blood glucose, or “SMBG”), scar tissue, and wearing bulky and/or uncomfortable devices. Emotional burdens result from fear of going low while driving, during meetings, or during solo travel, burnout/fatigue from never being “off duty,” and PWD and their families worrying about unexpected episodes of severe hypoglycemia leading to the need for assistance, seizure or coma, and/or severe hyperglycemia that can lead to life-threatening ketoacidosis requiring hospitalization. Between 20% and 40% of people with T1D report emotional distress related to the burden of self-management. PWD also deal with decision-making burdens such as carb counting for proper insulin dosing, which we estimate more than 65% of PWD miscalculate.
Addressing these challenges is key for the success of our offerings. We do not believe a cure to diabetes is imminent, nor do we believe that cell therapies or GLP-1s represent a realistic solution for the large global population of people requiring intensive insulin treatment. Studies show both cell therapies and GLP-1s have been proven to be less cost-effective than AID systems, and still require access to treatments like AID or MDI as a backup matter. Cell therapies for T1D require costly drugs to suppress immune response. GLP-1 treatments for T2D patients requiring intensive insulin treatment may still require the use of glycemic management tools such as AID or MDI for most individuals.
Our Addressable Market
The primary addressable market for our solutions includes people with T1D and T2D who require intensive insulin therapy, as well as people with T2D requiring basal insulin titration. In total, we define this addressable market as the market for insulin-taking individuals. This population requires a combination of CGM or BGM and insulin pumps or MDI. This is our primary market and our core focus because it represents the population of PWD who most value and utilize the technology we provide. Our addressable market is expected to grow at a compound annual growth rate above 10% from 2025 through at least 2030, according to Seagrove Partners’ November 2025 market model. Our market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets. Although smaller than other segments of the broader diabetes market by population size, we believe our primary addressable market has the highest utilization of diabetes management solutions and advanced technology and is the most likely to have reimbursement coverage in developed markets. This is because the patients in our addressable market lack natural ability to produce sufficient insulin levels on their own and thus have the strongest clinical need for insulin therapy to enable the prevention and reduction of life-threatening complications that can occur from insufficient insulin levels (which in turn is essential for reducing overall long-term costs to the healthcare system):

Figure A

Diabetes Technology Market Has Attractive Growth Fundamentals

Fueled By Expected +10% Annual Total Patient Growth

$18B Expected to grow double digits

~7% Global insulin pump adoption

	Non-Insulin Type 2	Basal Insulin Type 2	Intensive Insulin Type 2	Type 1
Worldwide Population	292M	33M	20M	18M
Developed Markets Population	64M	9M	5M	5M

All figures are rounded to the nearest full number.

Worldwide, according to Seagrove Partners’ November 2025 market model, it has been estimated that there are over 37 million PWD requiring intensive insulin therapy, with approximately ten million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. Seagrove Partners also estimated that there are approximately 33 million additional people with T2D who require basal insulin, with approximately nine million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. In total, we estimate the current market for our diabetes technologies and other offerings to be over $18 billion, based on last twelve months ended September 2025 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. As of the time of this offering, we utilize a dual-channel approach in the United States where we distribute the majority of our products through the DME channel and only a small percentage of our products through the pharmacy channel, whereas our market estimate includes companies that have broad coverage in the pharmacy channel. We expect this market size will continue to grow due to increasing adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market. The MiniMed 780G system is approved for use by people with T1D and insulin-requiring T2D in the United States and EU.
Growth Opportunity for Advanced Technologies
We believe the main driver of our market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. Smart Dosing solutions integrate accurate, real-time blood glucose measurements with technology automation applications, like AID and Smart MDI (software-connected injection device systems), enhanced with advanced dosing software and algorithms. Smart Dosing technologies, particularly AID, are designed to provide an “artificial pancreas” solution that dramatically simplifies diabetes management and insulin therapy for PWD. They are becoming the gold standard of care in our space because of their proven ability to improve clinical outcomes and reduce user burden.
The global community is taking notice of the improvement from using AID systems compared to conventional treatment, with organizations worldwide increasingly recommending AID as a first-line therapy. For example, the ADA recommends that AID systems should be offered to youth and adults with T1D early, even at diagnosis. Additionally, the ATTD consensus report recommends AID systems should be considered for all people with T1D, especially those with suboptimal glycemia, problematic hypoglycemia, and/or significant glycemic variability. It also recommends that all payors should cover AID systems along with initial and ongoing training and education for people with T1D. Lastly, International Society for Pediatric and Adolescent Diabetes (“ISPAD”) clinical practice consensus guidelines have stated that AID systems improve TIR by minimizing hypoglycemia and hyperglycemia, are especially beneficial in attaining targeted glycemia in the overnight period, and are strongly recommended for youth with diabetes. These technologies continue to improve as well, with innovations like more simplified pump systems, easy-to-use CGMs, and AID algorithms, according to Seagrove Partners’ November 2025 market model.
According to the same market model, most PWD taking insulin in OUS developed markets (defined to include Canada, Australia, New Zealand, Japan, South Korea, and major countries in western Europe) utilize a standalone CGM with MDI that is not connected to their insulin dosing solution. Similar to the United States, most PWD with intensive insulin needs in developed markets are not using Smart Dosing solutions. Specifically, only 26% of T1D patients (approximately 800,000 out of 3.0 million in total) and 6% of insulin-requiring T2D patients (approximately 200,000 out of 3.2 million in total) use AID systems in these OUS developed markets. Emerging markets show even less penetration of advanced technologies: less than 3% of T1D patients (approximately 300,000 out of 12.0 million in total) and less than 1% of insulin-requiring T2D patients (approximately 140,000 out of 14.0 million in total) use AID systems in OUS developing markets (defined as all markets other than the United States and OUS developed markets). The implication is that the vast majority of PWD today rely on manual, error-prone, and burdensome methods of estimating, calculating, and dosing their daily insulin. There are over 15 million patients currently on MDI that could benefit from AID in the future, according to Seagrove Partners’ November 2025 market model.
We believe that the adoption of Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices. For example, current AID systems on the market still require manual meal announcements, requiring PWD to estimate carbohydrates, be proficient at using technology or require physicians to make many adjustments to device settings, and attend to administrative diabetes management tasks—there is potential for a more intuitive, “hands-free” experience. Moreover, in the United States, some of the providers who treat this population are PCPs, not diabetes specialists. These PCPs often do not have the specialty knowledge, resources, or bandwidth to prescribe complex devices. This presents an opportunity to simplify these solutions, making them more accessible and easier to prescribe, ultimately enhancing support for both PWD and HCPs.
With advanced technologies to offer, organizations like ours focus on closing education gaps among HCPs and PWD who are less familiar with new technologies. In doing so, we believe companies like ours have the potential to overcome perception barriers around clinical performance and technology simplicity.
Our Products and Offerings
Our Company strives to provide a holistic diabetes management ecosystem for our customers. We provide optionality and choice to our customer base, offering different form factors and treatment options which use integrated service channels that create one point of contact for all customer needs.
Our primary mission is to make every day a better day for people with diabetes. We do this by providing a comprehensive suite of Smart Dosing systems that are easy to use, automated, clinically superior to conventional treatment paradigms, and fully integrated. We are currently the only medical technology company in the diabetes space to commercialize a complete system, owning and innovating on all aspects of diabetes management systems for over 40 years. We offer two types of systems for people with insulin-requiring diabetes: AID and Smart MDI.
Automated Insulin Delivery (AID) System
The MiniMed 780G is our flagship AID system, which we believe most closely mimics how a healthy pancreas functions compared to other options available on the market today. Using our Meal Detection technology, it automatically adjusts and corrects every five minutes, providing as much insulin as needed, and exceeding the internationally recommended clinical outcomes for most patients. We are the first and currently the only company to commercialize a complete AID system comprised of an insulin pump, advanced dosing algorithm, the Simplera Sync CGM sensor, the MiniMed Extended Infusion Set, and the MiniMed Extended insulin reservoir.

The MiniMed 780G system has provided unparalleled clinical outcomes and is easy to use for PWD, caregivers, and healthcare teams. A person with diabetes using the system simply glances at his/her glucose and estimates carbohydrates a few times per day and the system does the rest. If the user forgets to enter his/her carbohydrates, the system’s patented Meal Detection technology automatically corrects glucose without alerting the user or requiring any effort from the user. Minimal to no action is required by caregivers because the system takes care of background and bolus insulin as needed. If desired, they may follow remotely with the CareLink Connect App. Finally, the MiniMed 780G system requires very little set-up/follow-up for healthcare teams. There are only three settings which impact insulin delivery and few, if any, changes are needed to the settings after system initiation. Moreover, the MiniMed 780G system with a seven-day-wear infusion set (based on maximum potential wear time as described in the 780G user guide) and 15-day Instinct CGM is designed to require only six injections per month, compared to as many as an estimated 12 to 18 injections per month when using competing AID systems from Tandem (for example, based on labeling of Tandem’s insulin pump infusion sets for up to three days of wear and Dexcom’s G7 CGM for up to 15 days of wear) and Insulet (for example, based on labeling of Insulet’s Omnipod 5 patch pump for up to three days of wear and Dexcom’s G6 CGM for up to ten days of wear, as well as data demonstrating that many pump users use an average total daily dose of insulin that exceeds the maximum total daily dose required to make three-day wear with Omnipod 5’s 200-unit reservoir possible). The 780G system is not only simple for PWD, their caregivers, and their healthcare team, it also delivers unmatched clinical outcomes, helping PWD live healthier and easier lives.
The MiniMed 780G system consists of the following components:
The MiniMed 780G insulin pump is our second-generation insulin pump, offering enhanced functionality and technological integration with other components of our 780G system. It features a low glucose target setting (as low as 100 mg/dL) that closely mirrors the average glucose of someone not living with diabetes. With this setting, the pump will “treat to target” and will automatically and safely deliver basal insulin adjustments and autocorrections to a set target. The pump does not need to be left to charge, as the user simply needs to replace the AA batteries whenever necessary. Additionally, the pump features a companion mobile app that makes it easy for users to discreetly monitor their glucose levels and insulin pump data, receive notifications, and automatically upload data to the CareLink cloud. The product received CE Mark approval in June 2020 and U.S. FDA approval in April 2023.
The Simplera Sync CGM sensor is an easy-to-use, two-step insertion sensor that is fully disposable, worn on the arm, and can last for up to seven days of continuous sensor readings. It is small and able to be worn discreetly, engineered to comfortably withstand normal daily activity without coming off. Usage and insertion are easy, and the product requires no calibration. The Simplera Sync CGM sensor received CE Mark approval in September 2023 and U.S. FDA approval in April 2025. We believe the improved design and ease of use of Simplera Sync will help accelerate penetration of the 780G system.
The Instinct sensor is an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology. Instinct features easy one-handed insertion, small and discreet wear, 15-day wear time, one hour warm-up, and no overtape. The MiniMed 780G system is designed to ensure seamless integration with Instinct. The MiniMed 780G received U.S. FDA clearance as an ACE pump in July 2025, and our SmartGuard algorithm received U.S. FDA clearance as an iAGC in September 2025. We have also submitted for CE Mark approval.
The MiniMed 780G system uses our SmartGuard dosing algorithm technology, which automatically delivers basal insulin and auto-correction doses every five minutes based on sensor glucose readings. Additionally, every night the algorithm updates to adapt to ongoing changes in user behavior patterns. Compared to other systems, SmartGuard technology is able to dose more insulin safely, early, and often when sensor glucose is trending to higher levels to avoid hyperglycemia without increasing the risk of lows. Up to 288 automatic adjustments can be made on a daily basis. With our Meal Detection technology, the system also uses current and past sugar trends to detect a missed meal dose. When a user forgets to bolus, if the system detects a meal based on the rapid rise in sugar levels, it will automatically deliver correction doses while sugar levels are rising, up to every five minutes, to help bring the user back to target.
As part of the MiniMed 780G system, we offer a broad portfolio of infusion sets and reservoirs available to match different patient body types and lifestyle needs. Our latest model is the MiniMed Extended Infusion set, which was the first commercialized infusion set to last up to seven days. This long-wear system eases the burden on PWD, allowing for fewer set changes and decreasing the burden of finding new infusion sites on their body. This set complements our Simplera Sync sensor, as users can replace them at the same weekly cadence. In addition to this model, we offer additional products to meet the diverse needs of PWD. For those with needle anxiety, we offer the MiniMed Mio Advance infusion set with an all-in-one insertion design. For those with allergies, we offer the MiniMed Sure-T infusion set, which uses a steel needle rather than a cannula.
The MiniMed 780G system has demonstrated the ability to significantly reduce burdens and improve outcomes relative to other treatment options available today, earning the highest satisfaction ratings among AID systems according to pump satisfaction survey results from dQ&A’s Q2 2025 U.S. Diabetes Patient Voice report, and has proven to reduce effort required for many patients and result in a higher quality of life. Additionally, the system has delivered superior outcomes for diverse populations, including high-risk adolescents, the technology naive, and patients new to insulin pump therapy.
In the United States, the MiniMed 780G system is indicated for use by T1D patients seven years of age and older and insulin-requiring T2D patients 18 years of age and older. In the EU, the MiniMed 780G system is indicated for use by T1D and insulin-requiring T2D patients two years of age and older, as well as pregnant women. As of October 2025, we have more than 640,000 customers in approximately 80 countries on the system. We also offer compatibility with our MiniMed Guardian 4 sensor, Simplera Sync, and major smartwatch platforms. The MiniMed 780G system is intended for use with rapid-acting U-100 insulins (Admelog, Humalog, and NovoLog) and ultra-rapid-acting U-100 insulins (Fiasp and Lyumjev) in the United States and EU. In addition to the MiniMed 780G system, we offer prior versions of our AID system including MiniMed 770G, MiniMed 740G, and MiniMed 720G in select markets based on access and market need, which all have a connected CGM and smartphone compatibility.
Smart Multiple Daily Injection (MDI) System
For PWD that choose to manage their diabetes with MDI instead of an insulin pump, we offer our Smart MDI system. Smart MDI helps limit the guesswork typically required for manual insulin dosing to help PWD deliver the appropriate dose at the appropriate time and improve health outcomes relative to patients who only use a CGM sensor. Studies have indicated that our Smart MDI system can deliver a 70.3% TIR and a 13% reduction in hypoglycemic events relative to baseline.
The system is comprised of the MiniMed InPen (a Bluetooth-connected smart insulin pen), the MiniMed Simplera CGM (a user-friendly and fully disposable seven-day CGM), and an integrated management app. The Smart MDI system works by reading the glucose levels of the user from the CGM and recommending the appropriate amount of insulin to take via the InPen. Critically, this is the first and only system available today that tracks and measures both insulin dose delivered and glucose data to deliver personalized, real-time dosing recommendations so that PWD using the system can take the exact dose they need. This system is also compatible with the MiniMed Guardian 4 sensor and is indicated for insulin-taking PWD seven years of age and older. For patients who fear needle injections or desire a more comfortable injection experience, we also offer i-Port Advance, a three-day, simple-to-apply, and fully disposable injection port.
CareLink
CareLink is the software platform that provides support for PWD, their caretakers, and HCPs to help manage diabetes treatment. CareLink aggregates disease management data points, such as real-time CGM readings and insulin dosing logs, to generate actionable insights that can help improve health outcomes. Since the platform’s inception in 2006, we have continued to enhance its functionality with regular updates.
The CareLink patient dashboard improves efficiency by providing easy access to data to assess therapy management performance at a glance, displayed in a single, interactive view. This includes a 24-hour sensor glucose overview to show users how they are doing in managing their treatment and whether adjustments or changes need to be made. PWD, their caretakers, and HCPs can get updates on key performance indicators, tracking trends and changes in glucose, TIR, extreme glucose levels, and device usage. Using CareLink monitoring data, the My Insights program provides PWD with automated, personalized insights and encouragement, which we expect to incorporate as in-app nudges in upcoming CareLink development milestones. With the patient dashboard, providers can remotely monitor key data points for all their patients in one view, including TIR, insulin delivery, and device usage. This platform simplifies HCPs’ workflow, helping to prioritize which of their patients need the most support and facilitating more efficient allocation of time and resources to help HCPs run their practices more effectively.
Clinical / Real-World Evidence
Our commitment to PWD has always been to create a smarter and easier future for PWD, which has driven our organization to develop what we believe is currently the world’s best AID system, the MiniMed 780G. The 780G has consistently demonstrated superior glycemic control, clinical efficacy, and cost-effectiveness compared to other diabetes treatment options, including competing AID systems based on real-world data and literature meta-analyses. Additionally, the 780G’s ability to manage basal and bolus insulin delivery without any action required greatly eases the burden of managing diabetes. The clinical and real-world evidence base for the 780G is robust, consisting of eight randomized clinical trials, nine health economics analyses, over 200 peer-reviewed publications, and real-world evidence based on approximately 400,000 PWD. The breadth and depth of this data reinforces our belief that the 780G is the most advanced technology in diabetes, improving the lives of PWD, their families, caregivers, and HCPs who care for PWD.
•The 780G has Improved Glycemic Control versus the Current Standard of Care: The ADAPT study is the first multi-national randomized control study evaluating the performance of the 780G system versus standard of care (MDI + intermittently scanned CGM (“isCGM”)) in individuals with T1D who were poorly controlled (A1C of 9% at baseline) despite scanning their glucose levels at least five times per day. At six months of this study, A1C had decreased by around 1.54% to 7.32% for 780G users, compared to a decrease of around 0.2% to 8.91% for users of MDI + isCGM. The use of the 780G system in this study demonstrated the benefits in glycemic outcomes and users’ satisfaction beyond those that can be achieved with MDI + isCGM. Additionally, significantly more users on the 780G achieved the TIR and A1C targets than users on MDI + isCGM. This data supports providing access to our advanced hybrid closed-loop system in people with T1D who are not at target glucose levels. On average, participants using the MiniMed 780G system reported improved quality of life as measured in decreased social worry and diabetes worry, as well as increased treatment satisfaction, impact, and general well-being.
•The 780G’s Superiority has been Further Supported by Real-World Evidence: Real-world evidence from a global dataset of approximately 400,000 users demonstrated that the 780G can help improve outcomes for people living with T1D by safely achieving glycemic targets. Overall, 67% of MiniMed 780G ROS users (16% of all users were ROS users), and 47% of all MiniMed 780G users, achieved the combined glycemic targets of TIR above 70%, Time Below 70 mg/dL below 4%, and Time Below 54 mg/dL below 1%. Mean TIR was 77.5% and mean glucose management indicators (“GMI”) was 6.8% for ROS users, and 72.1% and 7.0% for all users. GMI is a population-based estimate of A1C based on mean GCM glucose that is widely accepted as an indicator in the diabetes industry. The 780G also has consistent outcomes in diverse populations of users across age, gender, geography, and prior levels of glycemic control. In a published longitudinal study of real-world evidence collected from over 100,000 MiniMed 780G users across 34 countries in Europe, the Middle East, and Africa (“EMEA”), the glycemic outcome results were sustained over a 12-month observation period, which was the clinical endpoint of the analysis.
•The 780G’s Ease of Use Can Reduce the Burden of Managing Diabetes: The 780G’s ease of use also benefits people who have no prior experience with pump therapy—specifically, users who are on MDI + SMBG. Based on a two-center, randomized control study with 37 participants, users who switched from MDI + SMBG to the 780G experienced a 16% increase in TIR to 85%, with significant improvements in A1C levels from 7.05% to 6.7% and in quality of life. 100% of the 780G users achieved ADA-recommended TIR or better compared to only 29% for MDI + SMBG users.
•The 780G System Can Improve Outcomes for Diverse Populations of PWD: The 780G has been proven to work for people across diverse socioeconomic backgrounds, as defined by the area deprivation index (“ADI”) score, a composite metric of socioeconomic status based on income, housing, employment, and education. Based on real-world evidence from over 39,000 780G users who lived in the United States, glycemic control results were similar regardless of socioeconomic status, with all ADI groups achieving an average 7% GMI.
•The 780G System Can Improve Outcomes for Diverse Populations of PWD: The 780G has shown to be an effective therapy for diverse groups of people, delivering international consensus-recommended glycemic control. Regardless of age, gender, race, socioeconomic backgrounds, or culture, our AID system has proven to achieve meaningful improvement in glycemic levels.
•The 780G System Has Delivered Best-in-Class Glycemic Control Outcomes Over Current AID Systems and Insulin Pumps: According to a meta-analysis of 28 randomized control trials of people with T1D, 780G users achieved the highest TIR across all users of tested AID systems. In addition to clinical studies, based on published real-world data, the 780G has proven to help its users maintain the closest TIR to a healthy pancreas compared to competing AID systems. A healthy pancreas maintains a TIR of 95%+. Acknowledging differences in patient age distributions can impact sustained TIR results in real-world data, in a longitudinal global real-world evidence dataset comprised of approximately 400,000 users spanning pediatric to adult patients, the 780G system has been proven to maintain a median TIR of 75-78% across pediatric and adult ROS users (comprised of over 65,000 users) as compared to published real-world evidence showing a median TIR of 65-70% across pediatric and adult age groups using the lowest glucose target for Insulet’s Omnipod 5 (54% of users used the lowest glucose target, and median TIR was 61-66% for all users) and, for Tandem’s Control-IQ, a median TIR of 72% for all patients and, in a separate 12-month observational study, a median TIR of 61-70% across pediatric and adult age groups. In the same data, for patients using 780G, 80% of all ROS users achieved the consensus target of TIR over 70%, as compared to 46% with the lowest target glucose setting for Insulet’s Omnipod 5. The percentage of patients using Tandem’s Control-IQ that achieved the consensus target of TIR over 70% was not specified.
Data for this comparison is based on Insulet’s Forlenza 2024 study, Tandem’s Messer 2023 study, and Tandem’s Graham 2024 study (each as defined in the section of this prospectus entitled “Market and Industry Data”), which we believe are comparable to our real-world data because they are also relatively large real-world datasets with diverse populations spanning pediatric and adult patient ages, but differ in that they are limited to U.S. patients. Additionally, while Tandem’s Graham 2024 study is longitudinal and discloses outcomes for pediatric and adult age groups, it has a comparatively smaller sample size, and while Tandem’s Messer 2023 study has a comparatively larger sample size, it is not longitudinal and does not disclose outcomes by age groups.
The Pöhlmann 2025 meta-analysis, a systematic literature review and meta-analysis of 34 real-world studies conducted by external researchers in collaboration with Medtronic, evaluated glycemic outcomes across major AID systems. This independently executed analysis included data from more than 635,000 users. The study explores comparative performance outcomes for Medtronic’s MiniMed 780G, Tandem’s Control-IQ, and Insulet’s Omnipod 5 systems, among others.
The Pöhlmann 2025 meta-analysis found that the MiniMed 780G achieved the highest pooled TIR, outperforming both Control-IQ and Omnipod 5, while also demonstrating lower time above range and more consistent performance across geographies and age groups relative to other systems. MiniMed 780G ROS users achieved a mean TIR of 79.6%, which was 11.9% higher than the mean TIR of 67.7% achieved by Omnipod 5 ROS users. The overall (using any settings) TIR results showed that MiniMed 780G users using any settings achieved an unweighted mean TIR of 73.8%, which was 13.8% higher than the mean TIR of 60.0% achieved by Omnipod 5 users using any settings. ROS users comprised 6.5% of MiniMed 780G users and 53.3% of Omnipod 5 users.
•The 780G Can Be Cost-Effective: The 780G can be a cost-effective way to manage diabetes and provide both long- and short-term economic benefits to PWD and healthcare systems. An analysis of data sourced from the ADAPT trial showed that 780G could potentially generate long-term savings, versus traditional therapies, of up to €43,000 per quality-adjusted life year (“QALY”) by reducing diabetes-related complications in people with T1D with suboptimal glycemic control. A separate analysis established that use of the MiniMed 780G system was associated with an estimated 2.26 additional QALYs compared with

isCGM plus MDI therapy in France, reflecting projected reductions in long-term diabetes complications and improved overall health outcomes.
Innovation / Pipeline and Future Initiatives
Overview
We plan to continue our track record of creating disruptive technologies in the diabetes industry with our rich pipeline including the MiniMed Go, our next-generation MDI system with single app integration; the MiniMed Flex, our smaller, screenless, newly designed insulin pump; our MiniMed Fit patch pump with extended wear; and our next-generation Vivera dosing algorithm. In addition, we received U.S. FDA clearance of our SmartGuard algorithm as an iAGC and MiniMed 780G as an ACE pump that are both compatible with Instinct, an alternative CGM sensor that will provide greater customer choice and flexibility. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Figure B

Full System Intraoperability

CGM options

Simplera &
Simplera Sync

Instinct

Made by Abbott

Interchangeable, simple-to-insert, comfortable to wear and fully disposable

Insulin delivery options

InPen

Seamlessly transition between therapies without changing companies

MiniMed Flex

MiniMed Fit

Vivera Algorithm
Third generation fully automated algorithm to mimic a healthy pancreas for a hands-off experience

Unified digital experience

minimed
100 mg/dL

Single User App

TRIAGE STATUS
minimed
Patients

CareLink Clinic (for HCPs)

Total therapy management from one smart device plus easy access for care partners to data insights in and outside the clinic

We illustrate our historical and future evolution treating PWD with our products in the three stages below. Our MiniMed 670 system with Guardian sensor represented our first generation of products in AID—products that were first to market and transformed the lives of many PWD but still required some manual input. We believe that with the MiniMed 780G system and Simplera Sync CGM sensor, we are currently in the second generation of products in AID. With our improved dosing algorithm and CGM sensor, we believe we have enhanced the overall user experience. In the near future, subject to regulatory approval, we plan to globally introduce our new insulin pump, our next-generation Vivera dosing algorithm, improved Simplera Sync CGM sensor, and Instinct, ultimately providing what we believe will have the potential to be the best performing and easiest-to-use “hands-free” AID user experience in the market.

Second-Generation AID Expansion
After launching our MiniMed 780G system, latest InPen system, Simplera Sync, and Simplera CGMs, our remaining second-generation AID initiatives represent initiatives where we plan to leverage our current products, including our pioneering and industry-leading dosing algorithm, based on TIR outcomes in real-world data, and system data, to expand our indications and improve the user’s sensor experience.
We continue to seek approval for additional indications for the MiniMed 780G system to further expand our total addressable market. For example, in fiscal year 2026, we received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. For the last twelve months ended October 24, 2025, approximately 40% of new U.S. patients on our insulin therapies (AID or Smart MDI) were T2D patients.
Third-Generation AID Pipeline
With our third-generation products, we plan to introduce a comprehensive platform that will unify our products through a modernized and consistent app that will connect the user, HCPs, and caregivers. We believe this comprehensive platform will help address the different needs and preferences of this population, while simplifying their therapy options and data management to one source.
MiniMed Flex Pump
MiniMed Flex is our planned next-generation tubed insulin pump for PWD. With its reduced size, sleek design, seven-day-wear infusion set, and smartphone control, we believe MiniMed Flex offers superior benefits:
•Improved hardware experience and design that is 50% the size of the current MiniMed 780G
•Simplified app experience
•Access to best-in-class algorithm
•Simplified training experience
We anticipate the MiniMed Flex will work with our Simplera Sync sensor as well as Instinct. We have submitted the MiniMed Flex for U.S. FDA approval and plan to submit for CE Mark approval by the end of the first quarter of calendar year 2026.
Sensor Flexibility with Instinct
In addition to Simplera, with our third-generation of products, we are introducing an alternative CGM with our global partnership with Abbott. Abbott will supply us with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology, and will be the exclusive supplier of third-party CGMs for certain of our AID and Smart MDI systems. These systems are designed to ensure seamless integration with Instinct. We received U.S. FDA clearance of our SmartGuard algorithm as an iAGC and MiniMed 780G as an ACE pump, which will enable compatibility between the MiniMed 780G system and Instinct. We have also submitted for CE Mark approval. Instinct is exclusively integrated with MiniMed devices and algorithms and is based on an Abbott CGM that has U.S. FDA and CE Mark approval. The combined solution of Instinct with MiniMed 780G as an integrated system creates a new product offering that expands treatment options for MiniMed users.
We believe integrating Instinct into our AID and Smart MDI systems allows us to expand access for PWD by combining our advanced insulin dosing solutions with the most widely used CGM technology in the world. We look forward to offering our Simplera platform alongside Instinct to bring more choice to PWD within one seamless MiniMed experience.

AID and Smart MDI Expansion
MiniMed Go Smart MDI
We are progressing several enhancements to our Smart MDI system with our next-generation MiniMed Go system. MiniMed Go is our next-generation Smart MDI system and is expected to offer: a simple, self-start smart insulin pen; a single, fully integrated app; and full integration with the Simplera Sync and Instinct CGMs. The MiniMed Go app has received U.S. FDA clearance and CE Mark approval.
MiniMed Go will be focused on enhancing and simplifying the user experience, including by providing proactive and predictive dosing recommendations, automating glucose level prediction in the background, and prompting the user to bolus or correct before he or she risks becoming hyperglycemic. We believe MiniMed Go will have the ability to deliver improved outcomes over CGM alone providing an option for those not interested in a pump. In the United States, we expect MiniMed Go to be distributed initially through the pharmacy channel.
MiniMed Fit Patch Pump
MiniMed Fit is our planned patch pump and is intended to offer an alternative form factor to our tubed pump. We expect that MiniMed Fit will offer a discreet, convenient diabetes product with the potential for extended wear time (up to seven days), large reservoir (300 units), and smartphone control. In addition, the MiniMed Fit patch pump’s differentiated two-piece design operates quietly and reduces waste, with a reusable component containing the rechargeable battery and high-resolution electronics, and a consumable or disposable component containing the insulin reservoir and on-body adhesive.
We believe MiniMed Fit will be attractive to both the T1D and T2D populations given its reservoir size and days of wear. We also believe the product will be positioned to enhance our U.S. pharmacy channel strategy.
Next-Generation Vivera Dosing Algorithm
We are working to extend our category leadership with our next-generation Vivera algorithm which we expect will enable a “hands-free” AID system that can safely and reliably deliver the right doses of insulin at the right time with just one total daily dose setting, and without any regular user input. This next-generation algorithm is being designed to minimize the burden of managing diabetes by eliminating carb counting and manual food bolusing while allowing the user to maintain class-leading and consensus-recommended levels of glycemic control, with flexible targets of 90-140 mg/dL. We believe our algorithm will be highly differentiated among the algorithms currently in the market, minimizing input by the user and the provider. In feasibility study data for adults, the Vivera algorithm without manual user input achieved a mean TIR of 73.8%, with 75% of participants exceeding ADA guidelines of TIR >70%. For adult users seeking even tighter glycemic control, the Vivera algorithm with optional user carb counting achieved a mean TIR of 82.3%, with 92% of participants exceeding ADA guidelines of TIR >70%. The adult feasibility study data was collected from 24 patients with T1D currently using AID therapy, assumed to be sufficient to establish feasibility, across two studies conducted in Israel and New Zealand between April 2025 and August 2025. The feasibility study protocols used were not designed to prove statistical significance. We expect to begin the U.S. pivotal trial for our Vivera algorithm in the first quarter of calendar year 2026.
Next-Generation Software and Services
As part of our third-generation AID pipeline as well as our Smart MDI expansion, we plan to simplify the patient and HCP experience through a unique software system to allow users to switch easily between devices. This unified app experience will allow users to transition seamlessly across all of our insulin delivery offerings (tethered pumps, patch pumps, and smart pens) as well all of our CGM offerings, all with a common and familiar user interface both for daily diabetes management as well as for HCP care management. As new hardware platforms are launched, integration into the unified app is expected to follow after launch. This data mobility and portability across all of our products means a patient’s data, inclusive of their diabetes management history and therapy settings, will go with them and enable interchangeable switching depending on lifestyles and device form factor preferences. This will unlock total therapy management from one smart device plus easy access for care partners in and outside the clinic.

Our Commercial Organization
We believe our commercial and service capabilities, scaled manufacturing capabilities, and broad and deep commercial reach provide us with a key competitive advantage among leading diabetes device manufacturers and the ability to realize durable growth at scale over the long term, as improving standards of care proliferate globally.
Our global commercial operations consist of over 3,000 employees as of May 2025. Our customer care and technology support operations represent over 1,100 employees across our commercial functions, with scaled global call centers that support 25 different languages on a 24/7/365 basis. Our reach, access, and relationships within the physician community have been cultivated over decades of strong partnership. We believe our omnichannel B2B2C marketing capabilities, digital and in the field, strong relationships in the diabetes community, and global brand reputation position us as the preferred customer choice throughout the entire customer journey.
Our sales infrastructure includes territory managers who support over 40,000 prescribing HCPs, primarily endocrinologists and diabetes educators, as of April 2025, and who have built deep relationships with key opinion leaders (“KOLs”). We consider this breadth to be a key growth enabler in our market, as our engagement with these clinical professionals helps to proliferate broader understanding and appreciation of our differentiated clinical data and user experience.
Globally, the diabetes market is very heterogeneous, requiring highly specific yet broad expertise in order to operate and succeed. A considerable portion of our sales have come from EMEA. This region is highly diverse, where there are nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
For example, in Italy, its national health service delegates procurement to 19 regions and two autonomous provinces, within a tender framework. Across Italy, our business achieved a greater than 95% sensor adoption rate for those customers who used our insulin pumps in fiscal year 2025, and has been ranked as a number one or two leading brand for insulin pump users in each of the 2022-2024 dQ&A Italy Patient Voice surveys. We achieve this through a local tailored approach to HCP advocacy, partnering with around 300 patient groups and 2,000 HCPs as of April 2025, given Italy also limits digital marketing and advertising activities.
In contrast, France delegates procurement, fulfillment, and training to private service providers, with whom we negotiate pricing and supply agreements. These service providers are also the only parties that can have direct patient contact, meaning demand generation activity generally focuses on making our economic case to the service providers and HCPs, while also using more social media and press to highlight our products and brand instead of conducting field clinical sales activities.
Our European commercial organization is large, supporting thousands of HCPs, and boasts a long tenure of experience in the diabetes industry. We have built a large patient advocacy organization inclusive of partnerships with national, regional, and local associations. As of fiscal year 2025, we have developed deep relationships with KOLs, including 60 regional KOLs, over 100 additional country-level KOLs, and a team of patient advisors in the region who help to drive advocacy. We also strategically leverage our large digital footprint in these markets in compliance with country-level regulations regarding digital marketing activities. Customers in EMEA also value our integrated system sale and related wraparound services. We offer a number of digital care management platforms, training, and onboarding tools, and in some countries are able to offer our devices and related services in a bundled subscription offering.
Our Competitive Strengths
We believe the following strengths provide our business with significant, lasting advantages:
Unique and differentiated technology system delivering superior health outcomes and reducing diabetes disease burden for patients
We are the only player that independently commercializes a fully integrated Smart Dosing system by offering all the components required, including the capability to produce pumps and insulin pens, CGMs, other consumables, dosing algorithms, software, and applications, as well as wraparound system support. Our fully integrated system addresses two key pain-points for PWD: health outcomes and complexity of diabetes management.
Addressing Health Outcomes: Our systems have consistently delivered superior clinical outcomes across diabetes populations, with a robust body of clinical evidence from controlled studies as well as real-world outcomes supporting our ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options, including MDI with an unconnected CGM. Driving these better outcomes is crucial to relieving users of the serious comorbidities and health risks associated with diabetes—renal disease, blindness, nerve damage, and cardiovascular disease risk, among others. In addition to clinical studies, health economics studies have shown that our products also are associated with higher life expectancy and better cost-effectiveness versus traditional therapies. We believe the key to delivering these outcomes is our robust dosing algorithm, which was built with the benefit of hundreds of millions of patient data points accumulated over our years of operation.
Addressing Complexity: We address complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes. We believe our robust and forgiving algorithm is the market leader in effectiveness based on the results of our clinical studies. It can adjust for the occasional missed meals and deliver autocorrections to keep patients in a healthy glycemic range. As the only medical device company that commercializes all the components of a full Smart Dosing system, our solutions are designed to integrate best and work better together. For example, the CGM and pump connect seamlessly without line-of-sight issues. Our customers have a single vendor and point of contact for their technology needs, further simplifying their disease management and reducing burden. We operate scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that handles issues for patients with any element of their diabetes management system. We offer a comprehensive range of treatment options, enabling user choice without sacrificing technological connectivity. Our CareLink software is fully compatible with our insulin pump, smart pen, CGMs, and other consumables, providing a solution for HCPs to manage their clinics more effectively and for users and their caretakers to track their therapy easily.
The global leader in diabetes medical devices with the largest number of pump users, broad and deep commercial reach, and scaled manufacturing capabilities
Among leading diabetes device manufacturers as identified by Seagrove Partners, we have the largest global footprint in our industry, operating in approximately 80 countries, and with more than 640,000 pump users as of October 2025. According to Seagrove Partners’ November 2025 market model, Insulet, Tandem, Ypsomed (now known as mylife Diabetes Care), and Beta Bionics, which we believe represent our closest insulin pump competitors, operate in 16, 23, 16, and one countries, respectively. We deliver on our mission with a well-invested, global, and experienced employee base of approximately 8,000 dedicated employees globally, including over 3,000 commercial employees, and two world-class dedicated manufacturing facilities. Commercially and operationally, our scaled global infrastructure creates a significant barrier to entry, given our decades-long presence operating outside of the United States. We have produced over five million insulin pumps since 2001. We have experience navigating numerous distinct local regulatory and reimbursement regimes and have made a significant level of upfront investment that is required to establish footholds in our markets. As we go to market, we promote education in AID, expand availability of our products in the United States across distribution channels and health plans, and are differentiating ourselves outside of the United States in national tender regimes.
Significant body of compelling clinical and real-world evidence demonstrating our technology’s superior performance
The MiniMed 780G system has a strong base of clinical evidence, supported by over 200 clinical publications, eight randomized controlled trials, and nine health economic analyses, as of October 2025. In addition, there is a significant base of real-world data and experience as well from users, as hundreds of thousands of people have used our products. Broadly, this evidence supports the superiority of our system against other existing treatment options. Over the years, our products have produced consistent high-quality results for users.

Industry-defining innovation track record, skilled global R&D team, and robust proprietary Virtual Patient Model
We have a 40+ year history of demonstrated excellence in innovation. We are committed to making material contributions to improving the lives of PWD through industry-defining inventions, including the first insulin pump with mass-market appeal and usability, the first physician-use CGM system, and the first hybrid closed-loop pump system. We support our innovation mission with a strong base of scientific, engineering, and regulatory expertise. Leading our efforts are over 1,100 research and development professionals who bring a diversity of skills across electrochemistry, electronics, mechanical engineering, software, data science and AI, and consumer electronics and valuable experience in the diabetes space. We have continuously invested in these capabilities and our innovation, deploying $236 million in research and development over the six months ended October 24, 2025 and $1.3 billion over the last three fiscal years.
Over the years, we have accumulated a wealth of longitudinal patient data and experience to support our continued innovation as the only company that has developed and commercialized both insulin delivery systems and CGM systems. Leveraging this proprietary data, we have constructed a robust Virtual Patient Model comprised of over 430 million datapoints from a wide variety of patients that simulates real-world conditions across a range of physiologies. With this Virtual Patient Model, we can accelerate our ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. We believe it is a critical differentiator versus our competition, as dosing algorithms become more complicated and precise—eventually creating a completely hands-free experience, eliminating elements of user input such as carb counting.
Large intellectual property portfolio, fortifying our competitive positioning
Over our decades in operation, we have accumulated a large body of intellectual property. We vigorously safeguard our proprietary rights through a combination of patents, copyrights, trade secrets, nondisclosure agreements, and other legal protections. As of October 2025, we own or have rights to a large global patent portfolio with over 2,500 patents and patent applications worldwide, certain of which relate to various current or prospective aspects of the MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems. Protecting our intellectual property is a core strategic focus for our business, as we believe many of our current technologies and those in our pipeline are superior advancements to other products that are available today.
Attractive financial profile characterized by strong net sales growth, high device content per customer, and durable revenue base
Our competitive strengths and execution of our strategy has resulted in an attractive financial profile for our business. We have demonstrated double-digit year-over-year net sales growth in the last two fiscal years, driven by growing sales of our MiniMed 780G system as well as the successful launch of our Simplera CGM in the EU and the United States and Simplera Sync in the EU. Being the only player in the market that commercializes all parts of an integrated diabetes management system allows us to have the opportunity to generate greater revenue per customer compared to competitors that only offer components of such systems and positions us to grow and take share through commercial execution, particularly with our next generation of products.
Our offerings are designed to generate a significant amount of revenue per pump user. We have a robust global base of more than 640,000 pump users as of October 2025. To this user base, we sell compatible consumable products, including CGMs, infusion sets, reservoirs, and other software and services. In the six months ended October 24, 2025 and in fiscal year 2025, 83% and 80%, respectively, of our total revenue came from the sales of CGMs, other consumables, software, and services, which we believe make our core revenue base durable and resilient.
Highly experienced management team with a purpose-driven workforce—driving performance with a culture of accountability
Our global organization is led by an experienced, proven, and performance-driven senior management team that manages all aspects of our business. Our senior management team consists of industry and corporate veterans with a track record of leadership both within Medtronic and in other select world-class organizations. This team has a passionate focus on helping PWD, and has been responsible for key recent organizational achievements that put our business on its current trajectory, including the 2023 U.S. FDA approval of our MiniMed 780G system, 2024 CE Mark and 2025 U.S. FDA approval for MiniMed 780G with Simplera Sync sensor, 2024 U.S. FDA approval of our Simplera CGM, and our global sensor partnership with Abbott announced in 2024.
Our Growth Strategies
We aim to generate sustainable and profitable growth through execution of our corporate strategies.
Serve unmet needs with our current AID system generation of solutions by executing our commercial strategy and expanding clinical indications
We plan to continue to drive adoption of AID across our addressable market and additional population segments. In our current addressable market, we are driving sales of our MiniMed 780G system by communicating its clinical efficacy and customer experience benefits to PWD and prescribing HCPs through field clinical engagement, digital marketing, and our other commercial activities. Alongside patients new to therapy, we are focused on upgrading individuals using our prior pump generations, those using competing pumps, and others who are currently using more traditional solutions like MDI. We believe this most recent generation will continue to resonate with customers. Another key growth strategy is to increase our global CGM Attachment Rate, which we believe we can do with our next-generation Simplera Sync CGM sensor.
We also have an opportunity to grow the addressable market for MiniMed 780G through expanded indication labeling. For example, in fiscal year 2026, we received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system.
Leverage algorithm and dosing expertise to drive adoption of our current Smart MDI system generation
In addition to AID, we continue to drive momentum in our Smart MDI system solution. Our dosing algorithm technology and connected Smart MDI solutions help people with T1D or T2D to optimize their daily injections, driving better glycemic control versus other traditional therapy options. Our current-generation InPen with Simplera CGM and algorithm support has been proven to decrease severe hypoglycemic events by 13% in the 90 days after initiating InPen treatment, and by more than 30% among users aged 65 and over. Real-world evidence from a retrospective study of over 1,500 InPen users with T1D across 21 countries further supports the clinical benefits of the InPen system when used as directed. In this study, quicker responses to these alerts were associated with higher TIR. Responding within one hour to over 75% of missed dose alerts or correct high glucose results resulted in a mean TIR of 67.2% and 71.5%, respectively, without an increase in time-below-range (TBR). In summary, almost a quarter of the population of InPen users who consistently responded quickly to the actionable alerts met the established glycemic targets of >70% TIR and <7% GMI.
As we pursue our strategy to drive Smart Dosing adoption for people with T2D, our Smart MDI is an available, attractive option for those requiring basal insulin treatment. As with our AID strategy, we plan to continue to drive uptake through our dedicated commercial functions across our markets.
Expand CGM options for PWD with global Abbott CGM partnership
In addition to our Simplera and Simplera Sync, we are introducing an additional complementary CGM option through our global partnership with Abbott. Abbott will supply us with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology, and will be the exclusive supplier of third-party CGMs for certain of our AID and Smart MDI systems. We believe our partnership with Abbott will allow us to expand access to our advanced AID and Smart MDI systems that deliver best-in-class outcomes with the most widely used CGM technology in the world.

Deliver breakthrough innovation with our pipeline including our next-generation AID and Smart MDI solutions
We believe our pipeline is at a critical turning point where our next-generation AID system will create significant competitive differentiation to fulfill our mission of safely and effectively automating diabetes management to deliver a “hands-off” patient experience. We plan for this system to provide our customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes.
Our rich pipeline includes the MiniMed Go, our next-generation Smart MDI system; the MiniMed Flex, our smaller, screenless, newly designed insulin pump; our next-generation Vivera dosing algorithm; and our MiniMed Fit patch pump with extended wear. In addition, we are working to progress Instinct in our global partnership with Abbott. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Accelerate growth through strategic partnerships and tuck-in acquisition opportunities
As an independent company, we expect to have independent financial flexibility, scale, and access to capital markets that we may utilize to complement our organic initiatives with additional inorganic opportunities when appropriate. We have identified an attractive set of strategic opportunities across potential partnerships and tuck-in acquisitions. As part of this strategy, we expect to continue to pursue attractive strategic collaboration opportunities, such as our announced partnership with Abbott to expand CGM choice and access to our AID and Smart MDI solutions. In addition, we expect to be opportunistic in pursuing growth-enhancing partnerships and/or tuck-in acquisitions.
Drive profit margin expansion by capitalizing on the utilization of our fully integrated diabetes systems
Our aim is to grow our profit and cash flow at a higher rate than our revenues through a number of levers. We first plan to drive sales of our full-system solution to optimize our opportunity to generate greater revenue per customer, compared to competitors that only offer components of such systems, which we believe will translate to higher margins as we sell higher volumes of product. As our CGM sensors, insulin pumps, and Smart MDI solutions continue to proliferate, we also have an opportunity to expand our margins by developing and building out new high-volume and automated manufacturing. In particular, we believe our process for manufacturing our sensors has potential for significant expansion at higher volumes. We are currently working to develop and implement high-volume and automated machine manufacturing lines to expand manufacturing capacity. While executing on these opportunities, we also plan to continue to execute our regular cadence of cost transformation initiatives, which have resulted in cost savings in recent periods.
The Separation and Post-Separation Relationship with Medtronic
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit (the “Separation”). In connection with the Separation and prior to the completion of this offering, Kangaroo US HoldCo 2, Inc. (“KHC2”), which is currently an indirect wholly-owned subsidiary of Medtronic, will enter into a separation agreement with Medtronic. We refer to the separation agreement, as further described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement,” as the “Separation Agreement.” KHC2 will also enter into various other agreements with Medtronic that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to us and will result in the separation of the diabetes business from Medtronic. Prior to the completion of this offering, KHC2 will merge with and into MiniMed Group, Inc. (the “Merger”), with MiniMed Group, Inc. surviving the Merger and continuing as the counterparty to the agreements with Medtronic described below. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. We refer to these transactions, as further described in the section of this prospectus entitled “The

Separation and Divestment Transactions—The Separation,” collectively as the “Separation.” See “The Separation and Divestment Transactions—The Separation.”
The agreements we will enter into with Medtronic in connection with the Separation, which will provide a framework for our relationship with Medtronic following the Separation, include the following:
•Separation Agreement – We and Medtronic will enter into a separation agreement that will set forth our agreements with Medtronic regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to us and Medtronic (including our indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering) and (2) certain matters with respect to this offering and the Divestment (as defined below).
•Tax Matters Agreement – We and Medtronic will enter into a tax matters agreement that will govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and the Divestment, if pursued), tax attributes, tax contests, and tax returns. In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets, and similar transactions) intended to preserve the tax-free status of various transactions related to the Separation and the Divestment.
•Employee Matters Agreement – We and Medtronic will enter into an employee matters agreement that will address certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees, the treatment of outstanding Medtronic equity awards held by our employees, and compensation and benefit plans and programs in which our employees participate.
•Intellectual Property Cross-License Agreements – We and Medtronic will enter into two intellectual property cross-license agreements intended to provide the companies freedom to operate in their respective businesses.
•Trademark Agreements – We and Medtronic will enter into various trademark agreements that collectively govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to intellectual property rights in trademarks.
•Transition Services Agreement – We and Medtronic will enter into a transition services agreement, pursuant to which Medtronic will provide to us and we will provide to Medtronic certain services for a limited period of time following the completion of this offering.
•Juncos Lease and Services Agreements – We and Medtronic will enter into a lease agreement and a services agreement pursuant to which we will provide a long-term lease to Medtronic for a portion of our Juncos, Puerto Rico facility.
•Transition Manufacturing and Supply Agreement – We and Medtronic will enter into a transition manufacturing and supply agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain manufacturing and assembly services with respect to certain products.
See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of these agreements.
All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Medtronic. The terms of these agreements, including the costs of any services provided, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Separation and the Divestment—The terms we will receive in our transaction agreements with Medtronic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.”
We believe, and Medtronic has advised us that it believes, that the Separation, this offering, and the Divestment, if pursued, will provide a number of benefits to our business. These intended benefits include:
•improving our strategic and operational flexibility;
•increasing the focus of our management team on our business operations;
•allowing us to adopt the capital structure, investment policy, and dividend policy best suited to our financial profile and business needs; and
•enabling potential investors to invest directly in our business.
However, we cannot assure you that we will be able to achieve these and other anticipated benefits of the Separation, and the benefits of the Separation may be delayed or not occur at all. See “Risk Factors—Risks Related to the Separation and the Divestment—We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations, financial condition, and cash flows.”
The Divestment
Upon completion of this offering, Medtronic will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. Medtronic has informed us that, following the completion of this offering, it intends to make a generally tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us, which may be structured as a spin-off, in which Medtronic would make a pro rata distribution of our common stock to all Medtronic shareholders, a split-off, in which Medtronic would effect an exchange of Medtronic shares for shares of our common stock, or any combination thereof. We refer to these options, as further described in the section of this prospectus entitled “The Separation and Divestment Transactions—The Divestment,” collectively as the “Divestment.”
Medtronic has agreed not to effect the Divestment for a period of 180 days after the date of this prospectus without the prior written consent of each of Goldman Sachs & Co. LLC and BofA Securities, Inc. See “Underwriting.” While, as of the date of this prospectus, Medtronic intends to effect the Divestment, Medtronic has no obligation to pursue or consummate any further dispositions of its equity interest in the Company, including through the Divestment, by any specified date or at all. If pursued, the Divestment may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and tax opinions from its U.S. tax advisors (the “Tax Opinions”) substantially to the effect that, among other things, the Divestment will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The conditions to the Divestment may not be satisfied, Medtronic may decide not to consummate the Divestment even if the conditions are satisfied, or Medtronic may decide to waive one or more of the conditions and consummate the Divestment even if all of the conditions are not satisfied. See “The Separation and Divestment Transactions—The Divestment.”
Upon completion of the Divestment, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of Nasdaq, and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of Nasdaq within the transition periods specified in the rules of Nasdaq. See “Management—Controlled Company Exemption.”
Revolving Credit Facility
In connection with the Separation, we have entered into a revolving credit facility. See “Description of Certain Indebtedness.”

Recent Developments
Preliminary Estimated Operating Results for the Three and Nine Months Ended January 23, 2026
Set forth below are preliminary unaudited estimates of certain financial information for the three and nine months ended January 23, 2026, and actual unaudited financial information for the three and nine months ended January 24, 2025. We have not yet finalized our financial information for the three and nine months ended January 23, 2026, and therefore the preliminary unaudited estimates of certain financial information for the three and nine months ended January 23, 2026 presented herein reflect preliminary estimates based on currently available information and are subject to completion of our financial closing procedures, which we do not expect to complete for the three and nine months ended January 23, 2026 until after the completion of this offering. As a result, our actual results will not be available to you prior to investing in this offering and may vary from the preliminary estimates presented herein. You should also note that additional information on results presented herein will be included in future reports expected to be available only after this offering, such as complete financial results for the three and nine months ended January 23, 2026 and January 24, 2025, and footnote disclosures associated with our financial results. If our complete financial results for the three and nine months ended January 23, 2026 and January 24, 2025, become available prior to the effective date of this registration statement, our registration statement will be amended to include these results.
The preliminary unaudited estimates of certain financial information have been presented as a range with low-end and high-end estimates which were prepared based on information available to us as of the date of this prospectus. We are providing ranges, rather than specific amounts, as our financial closing procedures for the three and nine months ended January 23, 2026 are not yet complete and actual results may vary from the preliminary unaudited estimates. The ranges were determined on preliminary unaudited estimates of certain financial information based on reasonable assumptions and management’s reasonable judgment. Our actual results may vary. Factors that could cause the actual results to differ include (but are not limited to) completion of our financial closing and reporting procedures, the discovery of new information that affects accounting estimates and management’s judgments, and adjustments that may be made through our financial statement close process. Further, these preliminary unaudited estimates of certain financial information may not be indicative of the results for any future period as a result of various factors, including, but not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”
Our low-end and high-end estimates of net loss reflect pre-tax charges of $118 million in relation to management’s approval of a plan to terminate a third-party manufacturing agreement in December 2025. Refer to Note 16, “Subsequent Events” to the unaudited condensed combined financial statements included elsewhere in this prospectus for further information.
The preliminary unaudited estimates of certain financial information presented below have been prepared by, and are the responsibility of, management. PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm, has not audited, reviewed, examined, compiled, or applied agreed-upon procedures with respect to the preliminary unaudited estimates of certain financial information. Accordingly, PwC does not express an opinion or any other form of assurance with respect thereto.

The following table sets forth our key business metrics, including non-GAAP measures, for the periods indicated:

	Three months ended
	January 23, 2026	January 23, 2026	January 24, 2025
(Dollars in millions)	Low Estimate	High Estimate	Actual
Net Sales	$790	$790	$687
Gross Profit	$344	$380	$395
Net Loss	$(106)	$(117)	$(7)
New Pumps Sold	38,971	38,971	36,894
Global CGM Attachment Rate	67%	67%	61%
Net Sales Growth	15.0%	15.0%	N/A
Organic Revenue Growth (1)	8.6%	8.6%	N/A
Adjusted Gross Profit (2)	$434	$480	$401

	Nine months ended
	January 23, 2026	January 23, 2026	January 24, 2025
(Dollars in millions)	Low Estimate	High Estimate	Actual
Net Sales	$2,265	$2,265	$1,991
Gross Profit	$1,140	$1,260	$1,123
Net Loss	$(126)	$(139)	$(30)
New Pumps Sold	103,008	103,008	102,342
Global CGM Attachment Rate	66%	66%	59%
Net Sales Growth	13.7%	13.7%	N/A
Organic Revenue Growth (1)	7.8%	7.8%	N/A
Adjusted Gross Profit (2)	$1,235	$1,366	$1,162
________________
(1)Organic Revenue Growth measures our revenue growth trends excluding the impacts of foreign currency rate fluctuations and adjustments to the Company’s Italian payback accrual for certain years since 2015. For additional information about our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(2)We define Adjusted Gross Profit as U.S. GAAP gross profit, excluding amortization of intangible assets and certain non-operational items. For additional information about our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Net Sales
The table below includes our net sales by product category for the three months ended January 23, 2026 and January 24, 2025:

	Three months ended
	January 23, 2026	January 24, 2025	Change
(Dollars in millions)	Estimated	Actual	Amount	Percent
Pumps	$151	$136	$15	10.8%
Consumables	244	213	31	14.6
CGM	390	330	61	18.4
Other (1)	5	8	(3)	(37.7)
Total	$790	$687	$103	15.0%
__________________
(1)Primarily includes net sales generated from the sale of smart insulin pens and services.

The table below includes net sales by market geography for the three months ended January 23, 2026 and January 24, 2025:

	Three months ended
	January 23, 2026	January 24, 2025	Change
(Dollars in millions)	Estimated	Actual	Amount	Percent
U.S. (1)	$242	$231	$11	4.7%
International (2)	548	456	92	20.3
Total	$790	$687	$103	15.0%
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
Net sales for the three months ended January 23, 2026 is expected to be $790 million as compared to $687 million for the three months ended January 24, 2025, growing 20% internationally and 5% in the United States. The expected net sales growth is the result of increased volumes. The expected international net sales growth is the result of 12% growth in pumps, 20% growth in consumables, 26% growth in CGM and favorable foreign currency exchange fluctuations. The expected sales performance in the United States is the result of 8% growth in pumps, a 1% decline in consumables, and 6% growth in CGM.
Pump sales are expected to grow 10.8% for the three months ended January 23, 2026. We experienced continued growth of 12% in international pump sales since the launch of the Simplera CGM in Europe in fiscal year 2025. Following the launch of Simplera and Instinct CGM in the United States in the third quarter of fiscal year 2026, domestic pump sales returned to growth and are expected to increase 8% for the three months ended January 23, 2026, as compared to the three months ended January 24, 2025.
Consumables sales are expected to increase 14.6% for the three months ended January 23, 2026, resulting from expected 20% growth internationally. Our expected international growth is the result of increased volume of patients using our AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The increase in the volume of patients using our AID systems in international markets is due to the competitive strength of the MiniMed 780G system which has enabled us to attract new patients as well as retain our existing patient base.
CGM sales are expected to increase 18.4% for the three months ended January 23, 2026, as a result of continued increase in the CGM Attachment Rate, which rose from 61% in the three months ended January 24, 2025, to 67% in the three months ended January 23, 2026. Higher CGM Attachment Rate and pump user base in international markets is expected to result in 26% growth in international CGM sales which is primarily attributable to the introduction of the Simplera CGM in Europe in fiscal year 2025. The Simplera CGM is our first disposable, all-in-one CGM and approximately half the size of previous CGMs. The discreet design simplifies the insertion and wear experience. U.S. CGM sales is expected to grow 6% during the three months ended January 23, 2026, as a result of a sustained upward trend in CGM Attachment Rate. We have experienced a sustained upward trend in CGM Attachment Rate in the United States since the launch of the MiniMed 780G system in fiscal year 2024 as the automation algorithm is only compatible with our MiniMed CGMs.

The table below includes our net sales by product category for the nine months ended January 23, 2026 and January 24, 2025:

	Nine months ended
	January 23, 2026	January 24, 2025	Change
(Dollars in millions)	Estimated	Actual	Amount	Percent
Pumps	$401	$387	$14	3.6%
Consumables	707	632	75	11.9
CGM	1,133	968	165	17.0
Other (1)	24	4	20	NM (2)
Total	$2,265	$1,991	$274	13.7%
__________________
(1)Primarily includes net sales generated from the sale of smart insulin pens and services. Also reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. Refer to Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus for further information.
(2)Not meaningful
The table below presents our net sales by market geography for the nine months ended January 23, 2026 and January 24, 2025:

	Nine months ended
	January 23, 2026	January 24, 2025	Change
(Dollars in millions)	Estimated	Actual	Amount	Percent
U.S. (1)	$679	$668	$10	1.5%
International (2)	1,586	1,323	263	19.9
Total	$2,265	$1,991	$274	13.7%
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
We expect net sales for the nine months ended January 23, 2026 to be $2,265 million as compared to $1,991 million for the nine months ended January 24, 2025, growing 19.9% internationally and 1.5% in the United States. The expected net sales growth is primarily the result of increased volumes. The expected international net sales growth is the result of 11% growth in pumps, 16% growth in consumables, 22% growth in CGM, changes in the Company’s Italian payback accrual, and favorable impacts of foreign currency fluctuations. The expected sales performance in the United States is the result of a 7% decline in pumps, a 1% decline in consumables, and 7% growth in CGM. For the nine months ended January 23, 2026, the impact of the Italian payback adjustment resulted in an increase to net sales of $7 million as compared to a decrease in net sales of $20 million for the nine months ended January 24, 2025 due to changes in estimates relating to our Italian payback accrual resulting from the two July 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government in June 2025 and formalized into law in August 2025 for certain prior years since 2015.
Pump sales are expected to grow 3.6% for the nine-months ended January 23, 2026. While we experienced continued growth of 11% in international pump sales following the launch of the Simplera CGM in Europe in fiscal year 2025, we experienced a 7% decline in the United States due to the delayed launch of Simplera CGM and increased competition. The delayed launch of Simplera CGM in the United States resulted in a competitive disadvantage and limited our ability to grow NPS in the first half of fiscal year 2026. However, following the launch of Simplera and Instinct CGM in the United States in the third quarter of fiscal year 2026, domestic pump sales returned to growth, reducing year-to-date pump sales decline to 7% for the nine months ended January 23, 2026 versus a 15% decline for the six months ended October 24, 2025.
Consumables sales are expected to increase 11.9% for the nine months ended January 23, 2026, as a result of 16% growth internationally and 1% decline in the United States. Our expected international growth is the result of increased volume of patients using our AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The increase in the volume of patients using our AID systems in international markets is due to the competitive strength of the MiniMed 780G system which has enabled us to attract new patients as well as retain our existing patient base. Fewer NPS in the United States resulted in reduced consumables sales in the nine months ended January 23, 2026.
CGM sales are expected to increase 17.0% for the nine months ended January 23, 2026, as a result of the continued increase in the CGM Attachment Rate, which rose from 59% in the nine months ended January 24, 2025, to 66% in the nine months ended January 23, 2026. Higher CGM Attachment Rate and pump user base in international markets drove 22% growth in international CGM sales which is primarily attributable to the introduction of the Simplera CGM in Europe in fiscal year 2025. The Simplera CGM is our first disposable, all-in-one CGM and approximately half the size of previous CGMs. The discreet design simplifies the insertion and wear experience. CGM sales in the United States are expected to grow 7% as a result of a sustained upward trend in CGM Attachment Rate and the launch of Simplera and Instinct CGM in the third quarter of fiscal year 2026. We have experienced a sustained upward trend in CGM Attachment Rate in the United States since the launch of the MiniMed 780G system in fiscal year 2024 as the automation algorithm is only compatible with our MiniMed CGMs.
Organic Revenue Growth
The table below presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the three months ended January 23, 2026, and January 24, 2025:

	Three months ended
	Reported net sales			Adjustments		Organic revenue
	Estimate	Actual		Estimate	Actual	Estimate	Actual
(Dollars in millions)	January 23, 2026	January 24, 2025	Growth	January 23, 2026 (3)	January 24, 2025	January 23, 2026 (3)	January 24, 2025	Growth
U.S. (1)	$242	$231	4.7%	$—	$—	$242	$231	4.7%
International (2)	548	456	20.3	44	—	504	456	10.5%
Total	$790	$687	15.0%	$44	$—	$746	$687	8.6%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)The three months ended January 23, 2026 excludes $44 million of revenue adjustments related to favorable currency impact on net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.

The table below presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the nine months ended January 23, 2026, and January 24, 2025:

	Nine months ended
	Reported net sales			Adjustments		Organic revenue
	Estimate	Actual		Estimate	Actual	Estimate	Actual
(Dollars in millions)	January 23, 2026	January 24, 2025	Growth	January 23, 2026 (3)	January 24, 2025 (4)	January 23, 2026 (3)	January 24, 2025 (4)	Growth
U.S. (1)	$679	$668	1.5%	$—	$—	$679	$668	1.5%
International (2)	1,586	1,323	19.9	97	(20)	1,489	1,343	10.9%
Total	$2,265	$1,991	13.7%	$97	$(20)	$2,168	$2,012	7.8%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)The nine months ended January 23, 2026 excludes $97 million of revenue adjustments, including $7 million reduction in the Italian payback accruals due to changes in estimates as a result of the Legislative Decree published by the Italian government on June 30, 2025 for years 2015 to 2018 and $90 million of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
(4)The nine months ended January 24, 2025 excludes $20 million of revenue adjustments related to incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.

Adjusted Gross Profit
The table below presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the three months ended January 23, 2026 and January 24, 2025:

	Three months ended
	January 23, 2026	January 23, 2026	January 24, 2025
(Dollars in millions)	Low estimate	High estimate	Actual
Gross profit	$344	$380	$395
Adjustments:
Restructuring and associated costs (1)	85	94	—
Amortization of intangible assets	6	6	6
Adjusted Gross Profit (Non-GAAP)	$434	$480	$401
________________
(1)Primarily relates to asset write-offs associated with the December 2025 plan to terminate a third-party manufacturing agreement.
The table below presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the nine months ended January 23, 2026 and January 24, 2025:

	Nine months ended
	January 23, 2026	January 23, 2026	January 24, 2025
(Dollars in millions)	Low estimate	High estimate	Actual
Gross profit	$1,140	$1,260	$1,123
Adjustments:
Restructuring and associated costs (1)	85	94	—
Amortization of intangible assets	17	19	18
Other adjustments (2)	(7)	(7)	20
Costs to comply with medical device regulations (3)	—	—	1
Adjusted Gross Profit (Non-GAAP)	$1,235	$1,366	$1,162
__________________
(1)Primarily relates to asset write-offs associated with the December 2025 plan to terminate a third-party manufacturing agreement.
(2)Reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.

Summary of Risk Factors
An investment in shares of our common stock is subject to a number of risks that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations, financial condition, or cash flows. The following list contains a summary of some, but not all, of these risks. You should consider the risks listed below and other risks, which are discussed in more detail in the section of this prospectus entitled “Risk Factors,” before making an investment decision to purchase shares of our common stock.
Business and Operational Risks
•We operate in a highly competitive industry and we may be unable to compete effectively. Our success depends on our ability to differentiate our products and keep pace with emerging technologies.
•Competing products, therapeutic techniques, or other technological developments and breakthroughs for the monitoring, treatment, or prevention of diabetes may render our products obsolete or less desirable.
•We have experienced, and may continue to experience, pricing pressure for our products.
•We have in the past experienced, and may in the future experience, challenges or delays in the development and manufacturing of new products.
•We have experienced, and may continue to experience, a reduction or an interruption in supply or other manufacturing difficulties, including in connection with our Simplera CGMs and certain other products.
•We are subject to additional risks associated with our reliance on sole suppliers.
•Our products may not achieve or maintain market acceptance.
•We may fail to expand or maintain an effective sales force, predict and adapt to changes in markets, or develop and maintain relationships with HCPs or intermediaries to market and sell our products.
•Interim, “top-line,” and preliminary data from clinical trials that we announce or publish may change as more patient data become available or as a result of audit and verification procedures.
•Future market or clinical studies may be unfavorable to our products and their efficacy.
•We are subject to a variety of risks associated with global operations.
•We are subject to risks relating to coverage or reimbursement for our products.
•We undertake research and development efforts, make investments, and enter into arrangements with third parties that may not successfully develop viable products or generate future revenues.
•We may fail to integrate any acquired businesses into our operations successfully or may experience challenges related to our strategic initiatives, including divestitures and third-party funding arrangements.
Legal and Regulatory Risks
•We are subject to extensive, complex, and changing laws and governmental regulations, including U.S. and international tax laws and the Foreign Corrupt Practices Act (the “U.S. FCPA”) and similar international anti-corruption laws.
•We have been, and may in the future become, subject to, or involved in, adverse regulatory action, litigation, and arbitration, including those stemming from third-party conduct beyond our control.
•We have been and are subject to risks relating to quality problems and improper promotion of our products.
•We are substantially dependent on patent and other proprietary rights, and failing to protect such rights may negatively impact our ability to sell current or future products.

•We rely on the proper function, security, and availability of our information technology systems and data to operate our business and comply with privacy and data protection regulations.
•We are subject to environmental, health, and safety (“EHS”) laws and regulations that may increase costs, impact or limit business plans, or expose us to environmental liabilities, violations, and litigation.
Risks Related to the Separation and Divestment
•We have a limited history of operating as a standalone public company and will incur incremental costs as a result.
•We may not achieve some or all of the expected benefits of the Separation, the Separation could adversely affect our business, and we may have difficulty separating our assets or operations from Medtronic.
•Our rebranding strategy in connection with the Separation will involve substantial costs and may not produce the intended benefits.
•We will incur significant charges in connection with the Separation.
•We may face restrictions on our business, potential tax and indemnification liabilities, and substantial charges in connection with the Separation, the Divestment, and related transactions.
•We may face difficulty and incur incremental costs related to the hiring and retention of an appropriately qualified employee workforce.
Risks Related to Our Relationship with Medtronic
•We will be a “controlled company” as defined under the corporate governance rules of Nasdaq.
•Medtronic will continue to control the direction of our business, and the distribution of Medtronic’s remaining equity interest in us may not occur, or Medtronic may privately sell a sufficiently large equity interest in us to a third party that could result in a change of control of us.
•Medtronic may fail to perform under various transaction agreements that will be executed as part of the Separation, or we may fail to have replacement systems and services in place when certain of the transaction agreements expire.
•Certain of our executive officers and directors may have actual or potential conflicts of interest.
•We may have reached better terms from unaffiliated third parties than the terms we will receive in our agreements with Medtronic.
Risks Related to this Offering and Ownership of Our Common Stock
•We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
•The price of our common stock may fluctuate significantly.
•The Divestment, if pursued, or future sales by Medtronic or other holders of shares of our common stock, or the perception that the Divestment or such sales may occur, including following the expiration of the lock-up period, could cause the price of our common stock to decline.
•We do not expect to pay dividends on our common stock for the foreseeable future.
As noted above, any of the foregoing risks could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

Corporate Information
We were incorporated in Delaware on February 27, 2025 in connection with the Separation and were formed to ultimately hold, directly or indirectly, the Diabetes Operating Unit. We were incorporated with nominal capital and prior to the Separation have no material assets or liabilities and expect our operational activities to be limited to those required to execute the planned Separation. Prior to the completion of this offering, we are a wholly owned subsidiary of Medtronic and all of our outstanding shares of common stock are owned by Medtronic. Our principal executive offices are located at 18000 Devonshire St., Northridge, CA 91325, and our telephone number is (763) 514-4000. Our website address is www.minimed.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

THE OFFERING

Common stock offered by us in this offering	28,000,000 shares (or 32,200,000 shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments).

Common stock to be outstanding upon completion of this offering	280,813,348 shares (or 285,013,348 shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments).

Common stock to be held by Medtronic upon completion of this offering	252,813,348 shares.

Underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 4,200,000 additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions to cover over-allotments.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $712,320,000 based on an assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As part of the Separation, we intend to (i) retain an amount of the net proceeds from this offering such that we will have approximately $350 million of cash on hand, which we will use for general corporate purposes, (ii) use the excess of the net proceeds from this offering over such retained amount to repay (or cause one or more of our subsidiaries to repay) intercompany debt owed to Medtronic under a note, and (iii) to the extent the net proceeds from this offering exceed the retained amount and the principal amount of such note, pay additional consideration to an affiliate of Medtronic for certain assets transferred to us in the Separation.

Dividend policy
We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors (the “Board”) and will depend upon many factors, including our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that the Board may deem relevant. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to pay dividends on our common stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.” and “Dividend Policy.”

Controlled company
Upon completion of this offering, Medtronic will own 90.03% of the voting power of our shares of common stock eligible to vote in the election of our directors (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq and, therefore, will qualify for exemptions from certain corporate governance requirements of Nasdaq. See “Management—Controlled Company Exemption.”
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq. Accordingly, we will not be required to have a majority of “independent directors” on our board of directors as defined under the rules of Nasdaq.

As long as Medtronic beneficially owns a majority of the voting power of our outstanding shares of common stock, Medtronic will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders. See “Risk Factors—Risks Related to Our Relationship with Medtronic—Following the completion of this offering, Medtronic will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”

Proposed listing and symbol	We intend to list our shares of common stock on Nasdaq under the symbol “MMED.”

Risk factors
You should read the section of this prospectus entitled “Risk Factors” beginning on page 45 for a discussion of factors you should consider carefully before making an investment decision to purchase shares of our common stock.

Unless otherwise indicated or the context otherwise requires, references to the number and percentage of shares of our common stock to be outstanding upon completion of this offering are based on 280,813,348 shares of our common stock outstanding upon completion of this offering.
Unless otherwise indicated, the information presented in this prospectus:
•gives effect to the transactions described under “The Separation and Divestment Transactions—The Separation”;
•gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering and forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part;
•assumes an initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;
•assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments;
•excludes an aggregate number of shares of our common stock equal to 15% of our outstanding shares of common stock upon completion of this offering that we expect to reserve for issuance under our proposed equity incentive plan and employee stock purchase plan; and
•excludes any shares of our common stock that may become issued pursuant to Medtronic equity awards that may be converted into equity awards with respect to shares of our common stock. See “Certain

Relationships and Related Person Transactions—Employee Matters Agreement—Equity Incentive Compensation.”

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
The summary historical audited combined statement of operations data and combined statement of cash flows data for the fiscal years ended April 25, 2025, April 26, 2024, and April 28, 2023 and the summary historical combined balance sheet data as of April 25, 2025 and April 26, 2024 have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical unaudited condensed combined statement of operations data and unaudited condensed combined statement of cash flows data for the six months ended October 24, 2025 and October 25, 2024 and the summary historical unaudited condensed combined balance sheet data as of October 24, 2025 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus.
All revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities are included in the combined financial statements herein. Also, the Company has historically functioned together with other businesses controlled by Medtronic. Accordingly, the Company relied on Medtronic’s corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included in Net investment from Parent. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Management considers the basis on which these expenses have been allocated to be a reasonable reflection of the utilization of such services by the Company.
The historical combined financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our combined financial statements included elsewhere in this prospectus. The historical combined financial data may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. In addition, the historical combined financial data may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future.
The summary unaudited pro forma condensed combined balance sheet data at October 24, 2025 and statement of operations data for the six months ended October 24, 2025 and for the fiscal year ended April 25, 2025 have been derived from our unaudited pro forma condensed combined financial statements included in the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial statements have been derived from our historical unaudited condensed combined statement of loss for the six months ended October 24, 2025, our historical audited combined statement of loss for the fiscal year ended April 25, 2025, and our historical unaudited condensed combined balance sheet at October 24, 2025. The pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the six months ended October 24, 2025 and for the fiscal year ended April 25, 2025 assume that the Separation and related transactions occurred as of April 27, 2024, which was the first day of the 2025 fiscal year. The unaudited pro forma condensed combined balance sheet data gives effect to the Separation, the initial public offering, and related transactions as if they had occurred on October 24, 2025, our latest balance sheet date. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
The unaudited pro forma condensed combined financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial data is based upon available information and assumptions that we believe are reasonable and supportable. The summary unaudited pro forma condensed combined financial data is for illustrative and informational purposes only. The summary unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented. In addition, the summary unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future.
Amounts reported in millions within the tables below are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
Combined Statement of Operations Data

	Pro Forma	Historical
	Six months ended	Six months ended
(Dollars in Millions)	October 24, 2025	October 24, 2025	October 25, 2024
Net sales	$1,475	$1,475	$1,304
Cost of products sold	638	637	577
Gross profit	837	838	728
Research and development expense	236	236	217
Selling, general, and administrative expenses	601	575	536
Certain litigation charges	17	17	—
Other operating expense (income), net	7	7	(5)
Operating profit (loss)	(24)	3	(20)
Other non-operating expense, net	1	1	—
Profit (loss) before income taxes	(25)	2	(20)
Income tax provision	22	23	3
Net loss	(46)	(21)	(23)
Net income attributable to noncontrolling interests	—	(8)	(8)
Net loss attributable to Diabetes Business	$(46)	$(29)	$(31)

	Pro Forma	Historical
	Fiscal year	Fiscal year
(Dollars in Millions)	2025	2025	2024	2023
Net sales	$2,715	$2,715	$2,469	$2,245
Cost of products sold	1,190	1,187	1,032	937
Gross profit	1,525	1,528	1,436	1,308
Research and development expense	438	436	437	429
Selling, general, and administrative expenses	1,131	1,080	1,057	960
Certain litigation charges	165	165	—	—
Other operating (income) expense, net	(8)	(8)	11	(12)
Operating loss	(202)	(146)	(69)	(69)
Other non-operating expense, net	1	1	1	7
Loss before income taxes	(203)	(147)	(70)	(76)
Income tax provision	48	52	38	16
Net loss	(250)	(198)	(107)	(92)
Net income attributable to noncontrolling interests	—	(15)	(5)	(5)
Net loss attributable to Diabetes Business	$(250)	$(213)	$(112)	$(96)

Combined Balance Sheet Data

	Pro Forma	Historical
	As of	As of
(Dollars in Millions)	October 24, 2025	October 24, 2025	April 25, 2025	April 26, 2024
Total assets	$4,235	$4,289	$4,201	$4,094
Total liabilities	490	729	871	647
Total equity (1)	3,745	3,560	3,330	3,448
__________________
(1)Total equity in the Historical column represents Total parent company equity as seen in the combined balance sheets.
Combined Statement of Cash Flows Data

	Historical
	Six months ended		Fiscal Year
(Dollars in Millions)	October 24, 2025	October 25, 2024	2025	2024	2023
Net cash flows (used in) provided by operating activities	$(93)	$33	$140	$41	$(6)
Net cash used in investing activities	(124)	(86)	(193)	(157)	(180)
Net cash provided by financing activities	215	10	10	112	185
Other Data (Non-GAAP) (1)

	Historical
	Six months ended		Fiscal Year
(Dollars in Millions)	October 24, 2025	October 25, 2024	2025	2024	2023
Organic Revenue Growth	7.4%	n/a	11.5%	8.6%	n/a
Adjusted Gross Profit	$843	$761	$1,573	$1,463	$1,341
Adjusted EBITDA	128	97	253	147	136
__________________
(1)Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA are non-GAAP financial measures. Management believes that these non-GAAP measures, together with the U.S. GAAP measures used by management, reflect how we measure our business internally and set operational goals and incentives. These non-GAAP measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the six months ended October 24, 2025.

	Six months ended
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	October 24, 2025	October 25, 2024	Growth	October 24, 2025 (3)	October 25, 2024 (4)	October 24, 2025 (3)	October 25, 2024 (4)	Growth
U.S. (1)	$437	$437	(0.1)%	$—	$—	$437	$437	(0.1)%
International (2)	1,038	867	19.7	52	(20)	986	887	11.1
Total	$1,475	$1,304	13.1%	$52	$(20)	$1,423	$1,325	7.4%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)The six months ended October 24, 2025 excludes $52 million of revenue adjustments, including $7 million reduction in the Italian payback accruals due to changes in estimates as a result of the Legislative Decree published by the Italian government on June 30, 2025 for years 2015 to 2018 and $45 million of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.

(4)The six months ended October 25, 2024 excludes $20 million of revenue adjustments related to incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for fiscal year 2025.

	Fiscal year
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	2025	2024	Growth	2025 (3)	2024	2025 (3)	2024	Growth
U.S. (1)	$903	$833	8.4%	$—	$—	$903	$833	8.4%
International (2)	1,812	1,636	10.8	(39)	—	1,851	1,636	13.1
Total	$2,715	$2,469	10.0%	$(39)	$—	$2,754	$2,469	11.5%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)Fiscal year 2025 excludes $39 million of revenue adjustments, including $20 million of incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court for certain prior years since 2015 and $19 million of unfavorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for fiscal year 2024.

	Fiscal year
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	2024	2023	Growth	2024 (3)	2023	2024 (3)	2023	Growth
U.S. (1)	$833	$832	0.1%	$—	$—	$833	$832	0.1%
International (2)	1,636	1,413	15.8	31	—	1,605	1,413	13.6
Total	$2,469	$2,245	10.0%	$31	$—	$2,438	$2,245	8.6%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)Fiscal year 2024 excludes $31 million of revenue adjustments related to favorable currency impact. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
The following table presents a reconciliation of the change in U.S. GAAP gross profit to Adjusted Gross Profit for the six months ended October 24, 2025 and October 25, 2024.

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Gross Profit	$838	$728
Adjustments:
Amortization of intangible assets	12	12
Other adjustments (1)	(7)	20
Costs to comply with medical device regulations (2)	—	1
Adjusted Gross Profit (non-GAAP)	$843	$761
__________________
(1)Reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(2)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.

The following table presents a reconciliation of the change in U.S. GAAP gross profit to Adjusted Gross Profit for fiscal years 2025, 2024, and 2023.

	Fiscal Year
(in millions)	2025	2024	2023
Gross Profit	$1,528	$1,436	$1,308
Adjustments:
Amortization of intangible assets	24	24	24
Other adjustments (1)	20	—	—
Restructuring and associated costs (2)	—	1	8
Costs to comply with medical device regulations (3)	1	2	1
Adjusted Gross Profit (non-GAAP)	$1,573	$1,463	$1,341
__________________
(1)Reflects the recognition of incremental Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015.
(2)These charges primarily include salaries and wages for employees that are fully dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the six months ended October 24, 2025 and October 25, 2024.

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Net loss	$(21)	$(23)
Provision for taxes	23	3
Depreciation and amortization	78	68
Adjustments:
Stock-based compensation	26	22
Certain litigation charges (1)	17	—
Restructuring and associated costs (2)	4	6
Other adjustments (3)	(7)	20
Transaction costs (4)	7	1
Losses on minority investments (5)	1	1
Costs to comply with medical device regulations (6)	—	1
Acquisition-related costs	—	(1)
Adjusted EBITDA	$128	$97
__________________
(1)These charges relate to the Diabetes Pump Retainer Ring litigation.
(2)The charges primarily relate to employee termination benefits and consulting expenses directly related to the restructuring efforts.
(3)Reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(4)These charges represent costs incurred associated with the Separation.
(5)We exclude unrealized and realized gains and losses on our minority investments as we do not believe that these components of income or expense have a direct correlation to our ongoing or future business operations.
(6)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs.

The following tables present a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for fiscal years 2025, 2024, and 2023.

	Fiscal Year
(in millions)	2025	2024	2023
Net loss	$(198)	$(107)	$(92)
Provision for taxes	52	38	16
Depreciation and amortization	143	129	115
Adjustments:
Stock-based compensation	41	38	35
Certain litigation charges (1)	165	—	—
Restructuring and associated costs (2)	25	29	52
Other adjustments (3)	20	—	—
Transaction costs (4)	3	—	—
Costs to comply with medical device regulations (5)	1	2	1
Losses on minority investments (6)	1	1	7
Acquisition-related costs (7)	—	17	2
Adjusted EBITDA	$253	$147	$136
__________________
(1)These charges relate to a contractual dispute resolution under one of the Diabetes product funding arrangements.
(2)Associated costs primarily include salaries and wages for employees that are fully dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(3)Reflects the recognition of incremental Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015.
(4)These charges represent costs incurred associated with the Separation.
(5)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
(6)We exclude unrealized and realized gains and losses on our minority investments as we do not believe that these components of income or expense have a direct correlation to our ongoing or future business operations.
(7)These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market share, market opportunity, and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources, and management estimates, which we believe to be reliable and based on reasonable assumptions. These third-party sources include Diabetes Metabolism Research and Reviews; Diabetes, Obesity and Metabolism; dQ&A; the IDF; the Journal of the American Medical Association; the Journal of Clinical Endocrinology & Metabolism; the Journal of Diabetes Technology & Therapeutics; Managed Markets Insights and Technology (“MMIT”); the National Institute of Health (the “NIH”); Seagrove Partners; the New England Journal of Medicine; and the World Health Organization (the “WHO”).
Unless otherwise indicated, we have not commissioned any of the industry publications or other reports generated by third-party providers that we refer to in this prospectus. Our management estimates are derived from such third-party sources, other publicly available information, our knowledge of our industry, internal company research, surveys, information from our customers and third-party partners, trade and business organizations, and other contacts in the markets in which we operate and assumptions based on this information and knowledge.
Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic, and competitive uncertainties beyond our control, but we believe they generally indicate market size, market position, and market share within our industry. In addition, assumptions and estimates of our and our industry’s future performance involve risks and uncertainties and are subject to change based on various factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and us. See “Cautionary Note Regarding Forward-Looking Statements.”
Certain of our products that are named in this prospectus are regulated by the U.S. FDA. For additional information about the regulation of these products, see “Business—Government Regulation and Product Approval Process—United States Regulations.”
In certain portions of this prospectus we reference meta-analyses when direct head-to-head studies are unavailable. We believe meta-analyses and comparisons of published real-world data are robust and valid ways to compare the glycemic outcomes of our devices with those of third-party devices. Peer-reviewed meta-analyses with broad acceptance criteria and analyses like random-effects frequentist network meta-analyses provide results with confidence intervals and offer robust statistical conclusions supporting comparison of devices using available clinical trial data. Further, large bodies of real-world evidence offer a strong means of mitigating these biases and normalizing many of the specific clinical and demographic variables that exist in the real-world use of AID systems.
While meta-analysis can provide valuable insights by aggregating data from multiple studies, this approach has inherent limitations. The methodology relies on indirect comparisons, which may introduce biases due to variations in study design, populations, and analytical approaches. Without direct comparative trials, differences in outcomes between interventions may not be adequately assessed, leading to potential uncertainties in the interpretation of results. Accordingly, investors should exercise caution when considering findings derived from meta-analysis as conclusive evidence.
Direct head-to-head clinical studies have not been conducted comparing modern AID systems at the time of this offering. Additionally, individual device clinical studies often offer small sample sizes with potential for investigator selection bias, volunteer bias on the part of the participant, and attention bias given the close follow-up during the trial. These biases, which are inherent in industry-sponsored trials, may result in a best-case scenario or non-representative outcome.
The data presented in this prospectus are sourced from the following sources. Sources marked with a * were funded by Medtronic; sources marked with a ^ were authored or co-authored by Medtronic employees:
•Abraham MB et al., “Glycemic and Psychosocial Outcomes of Advanced Hybrid Closed-Loop Therapy in Youth With High HbA1c: A Randomized Clinical Trial,” Diabetes Care (2025), 48(1), 67-75.*

•Bandeiras C et al., “Bringing Stem Cell-Based Therapies for Type 1 Diabetes to the Clinic: Early Insights from Bioprocess Economics and Cost-Effectiveness Analysis,” Biotechnol J. (2019), 14(8), e1800563.
•Bergenstal RM et al., “A comparison of two hybrid closed-loop systems in adolescents and young adults with type 1 diabetes (FLAIR): a multicentre, randomised, crossover trial.” Lancet (2021), 397(10270), 208-219.
•Bhargava A et al., “Safety and Effectiveness of MiniMedTM 780G Advanced Hybrid Closed-Loop Insulin Intensification in Adults with Insulin-Requiring Type 2 Diabetes,” Diabetes Technol Ther (2025), 27(5), 366-375.^
•Boucsein A et al., “Impact of Advanced Hybrid Closed Loop on Youth With High-Risk Type 1 Diabetes Using Multiple Daily Injections” Diabetes Care (2023), 46(3), 628-632.
•Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790-797.
•Choudhary P et al., “Advanced hybrid closed loop therapy versus conventional treatment in adults with type 1 diabetes (ADAPT): a randomised controlled study,” Lancet Diabetes Endocrinol (2022), 10(10), 720-731.*^
•Choudhary P et al., “Celebrating the Data from 100,000 Real-World Users of the MiniMed™ 780G System in Europe, Middle East, and Africa Collected Over 3 Years: From Data to Clinical Evidence,” Diabetes Technol Ther (2024), 26(S3), 32-37.^
•Chien A et al., “Potential cost savings in the United States from a reduction in sensor-detected severe hypoglycemia among users of the InPen smart insulin pen system,” J Manag Care Spec Pharm (2023), 29(3), 285-292.^
•Christensen MB et al., “Automated Insulin Delivery in Adults With Type 1 Diabetes and Suboptimal HbA1c During Prior Use of Insulin Pump and Continuous Glucose Monitoring: A Randomized Controlled Trial,” J Diabetes Sci Technol (2024), 19322968241242399.*
•Collyns OJ et al., “Improved Glycemic Outcomes With Medtronic MiniMed Advanced Hybrid Closed-Loop Delivery: Results From a Randomized Crossover Trial Comparing Automated Insulin Delivery With Predictive Low Glucose Suspend in People With Type 1 Diabetes,” Diabetes Care (2021), 44(4), 969-975.*^
•De Meulemeester J et al., “One-year real-world benefits of Tandem Control-IQ technology on glucose management and person-reported outcomes in adults with type 1 diabetes: a prospective observational cohort study,” Diabetologia (2025), 68(5), 948-960.
•Diabetes Control and Complications Trial Research Group et al., “The effect of intensive treatment of diabetes on the development and progression of long-term complications in insulin-dependent diabetes mellitus,” N Engl J Med (1993), 329(14), 977-86.
•Di Molfetta S et al., “Efficacy and Safety of Different Hybrid Closed Loop Systems for Automated Insulin Delivery in People With Type 1 Diabetes: A Systematic Review and Network Meta-Analysis,” Diabetes Metab Res Rev (2024), 40(6), e3842.
•Drucker DJ, “Efficacy and Safety of GLP-1 Medicines for Type 2 Diabetes and Obesity,” Diabetes Care (2024), 47(11), 1873-1888.
•Ebekozien O et al., “Longitudinal Trends in Glycemic Outcomes and Technology Use for Over 48,000 People with Type 1 Diabetes (2016-2022) from the T1D Exchange Quality Improvement Collaborative,” Diabetes Technol Ther (2023), 25(11), 765-773.

•Edd SN et al., “ADAPT study Group. Twelve-month results of the ADAPT randomized controlled trial: Reproducibility and sustainability of advanced hybrid closed-loop therapy outcomes versus conventional therapy in adults with type 1 diabetes,” Diabetes Obes Metab (2023), 25(11), 3212-3222.*^
•Fisher L et al., “Understanding the sources of diabetes distress in adults with type 1 diabetes,” J Diabetes Complications (2015), 29(4), 572-7.
•Forlenza GP et al., “Real-World Evidence of Omnipod® 5 Automated Insulin Delivery System Use in 69,902 People with Type 1 Diabetes,” Diabetes Technol Ther (2024), 26(8), 514-525 (the “Forlenza 2024 study”).
•Gerhardsson P et al., “The SWEET Project 10-Year Benchmarking in 19 Countries Worldwide Is Associated with Improved HbA1c and Increased Use of Diabetes Technology in Youth with Type 1 Diabetes,” Diabetes Technol Ther (2021), 23(7), 491-499.
•Graham R et al., “Real-World Use of Control-IQ Technology Is Associated with a Lower Rate of Severe Hypoglycemia and Diabetic Ketoacidosis Than Historical Data: Results of the Control-IQ Observational (CLIO) Prospective Study,” Diabetes Technol Ther (2024), 26(1), 24-32 (the “Graham 2024 study”).
•Hagger V et al., “Diabetes Distress Among Adolescents with Type 1 Diabetes: a Systematic Review,” Curr Diab Rep (2016), 16(1), 9.
•Hanaire H et al., “Cost-Utility Analysis of the MiniMed™ 780G Advanced Hybrid Closed-Loop System Versus Intermittently Scanned Continuous Glucose Monitoring with Multiple Daily Insulin Injections in People with Type 1 Diabetes in France,” Diabetes Technol Ther. (2025), 27(10), 768-777.
•Hankosky ER et al., “Gaps Remain for Achieving HbA1c Targets for People with Type 1 or Type 2 Diabetes Using Insulin: Results from NHANES 2009-2020,” Diabetes Ther. (2023), 14(6), 967-975.
•Hwang JH et al., “Lifetime Health Effects and Cost-Effectiveness of Tirzepatide and Semaglutide in US Adults,” JAMA Health Forum (2025), 6(3), e245586.
•Jendle J et al., “A European Cost-Utility Analysis of the MiniMed™ 780G Advanced Hybrid Closed-Loop System Versus Intermittently Scanned Continuous Glucose Monitoring with Multiple Daily Insulin Injections in People Living with Type 1 Diabetes,” Diabetes Technol Ther (2023), 25(12), 864-876.*^
•Jendle J et al., “The Cost-Effectiveness of an Advanced Hybrid Closed-Loop System in People with Type 1 Diabetes: a Health Economic Analysis in Sweden” Diabetes Ther (2021), 12(11), 2977-2991.*^
•Kessler L et al., “Advanced Hybrid Closed Loop Algorithm Use in Type 1 Diabetes: The French MiniMed™ Glycemic Control and Quality of Life Study,” Diabetes Ther (2025), 413-427.*^
•Kommareddi M et al., “Cost-effectiveness of the MiniMed 780G system for type 1 diabetes,” Am J Manag Care (2025), 31(4), e79-e86.*^
•Lambadiari V et al., “Cost-Effectiveness Analysis of an Advanced Hybrid Closed-Loop Insulin Delivery System in People with Type 1 Diabetes in Greece,” Diabetes Technol Ther (2022), 24(5), 316-323.*^
•Laurenzi A et al., “Insights into the effective use of the Smart MDI system: Data from the first 1852 type 1 diabetes users,” Diabet Med. (2025), 42(12), e70161.
•MacLeod J et al., “Shining the Spotlight on Multiple Daily Insulin Therapy: Real-World Evidence of the InPen Smart Insulin Pen,” Diabetes Technol Ther (2024), 26(1), 33-39.*^
•Matejko B et al., “Transitioning of People With Type 1 Diabetes From Multiple Daily Injections and Self-Monitoring of Blood Glucose Directly to MiniMed 780G Advanced Hybrid Closed-Loop System: A Two-Center, Randomized, Controlled Study,” Diabetes Care (2022), 45(11), 2628-2635.*^

•Meade LT et al., “Accuracy of Carbohydrate Counting in Adults,” Clin Diabetes (2016), 34(3), 142-7.
•Messer LH et al., “Therapy Settings Associated with Optimal Outcomes for t:slim X2 with Control-IQ Technology in Real-World Clinical Care,” Diabetes Technol Ther. (2023), 25(12), 877-882 (the “Messer 2023 study”).
•Michaels VR et al., “Glucose and Psychosocial Outcomes 12 Months Following Transition from Multiple Daily Injections to Advanced Hybrid Closed Loop in Youth with Type 1 Diabetes and Suboptimal Glycemia,” Diabetes Technol Ther (2024), 26(1), 40-48.
•The National Health Service of England, “National Diabetes Audit Core Report 1: Care Processes and Treatemnt Targets 2023-24” (2024).
•Ozdemir Saltik AZ et al., “EE622 Improved Glycemic Outcomes and Associated Cost Savings with an Advanced Hybrid Closed Loop System for People with Type 1 Diabetes with Suboptimal Glycemic Control in Europe,” Value in Health (2023), 26(12), S172-S173.^
•Parker ED et al., “Economic Costs of Diabetes in the U.S. in 2022,” Diabetes Care (2024), 47(1), 26-43.
•Petrovski G et al., “Simplified Meal Announcement Versus Precise Carbohydrate Counting in Adolescents With Type 1 Diabetes Using the MiniMed 780G Advanced Hybrid Closed Loop System: A Randomized Controlled Trial Comparing Glucose Control,” Diabetes Care (2023), 46(3), 544-550.^
•Pöhlmann J et al., “A systematic literature review and meta-analysis of real-world evidence on commercially available automated insulin delivery systems in people with type 1 diabetes,” Diabetes Obes Metab. (2025) (the “Pöhlmann 2025 meta-analysis”).
•Resnick O et al., “Glucagon-like peptide-1 receptor agonists and type 1 diabetes: a potential game changer?” Front Endocrinol (Lausanne) (2025), 15, 1520313.
•Serné EH et al., “Automated Insulin Delivery Versus Standard of Care in the Management of People Living with Type 1 Diabetes and HbA1c <8%: A Cost-Utility Analysis in The Netherlands,” Diabetes Technol Ther. (2025), 27(8), 631-640.
•Shah VN et al., “Continuous Glucose Monitoring Profiles in Healthy Nondiabetic Participants: A Multicenter Prospective Study,” J Clin Endocrinol Metab (2019), 104(10), 4356-4364.
•Smaniotto V et al., “MiniMed 780G system performance in older users with type 1 diabetes: Real-world evidence and the case for stricter glycaemic targets,” Diabetes Obes Metab (2025), 27(4), 2242-2250.
•Sturt J et al., “The detection and management of diabetes distress in people with type 1 diabetes.” Curr Diab Rep (2015), 15(11), 101.
•Thrasher JR et al., “Early Real-World Performance of the MiniMed™ 780G Advanced Hybrid Closed-Loop System and Recommended Settings Use in the United States,” Diabetes Technol Ther (2024), 26(S3), 24-31.*^
The data presented in Figures A and D in the sections of this prospectus entitled “Prospectus Summary” and “Business—Our Market” rely on the following sources: estimated market size based on last twelve months ended September 2025 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners; Seagrove Partners’ November 2025 WW Diabetes Master Forecast; and Seagrove Partners’ SeaTRAKMonitor Q3 2025 data (estimating the compound annual growth rate of the market for our products from 2025 to 2030). The Insulin Dependent Type 1 and Type 2 relative portion size of the figures represent our estimated market size for our diabetes technologies and other offerings based on last twelve months ended September 2025 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners.

The data presented in Figure C in the section of this prospectus entitled “Business—Our Products and Offerings” rely on the following sources: Beck RW et al., “Effect of Continuous Glucose Monitoring on Glycemic Control in Adults With Type 1 Diabetes Using Insulin Injections: The DIAMOND Randomized Clinical Trial,” JAMA (2017), 317(4), 371-378; Bergenstal RM et al., “Safety of a Hybrid Closed-Loop Insulin Delivery System in Patients With Type 1 Diabetes,” JAMA (2016), 316(13), 1407-1408; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care. (2024), 47(5), 790-797; and Vigersky R et al., “The Relationship of Hemoglobin A1C to Time-in-Range in Patients with Diabetes,” Diabetes Technol Ther. (2019), 21(2), 81-85.
The data presented in Figure F in the section of this prospectus entitled “Business—Our Products and Offerings” rely on the following sources: the Forlenza 2024 study; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790–797; and Shah VN et al., “Continuous Glucose Monitoring Profiles in Healthy Nondiabetic Participants: A Multicenter Prospective Study,” The Journal of Clinical Endocrinology & Metabolism (2019), 104(10), 4356-4364.
The data presented in Figure G in the section of this prospectus entitled “Business—Our Products and Offerings” rely in part on Lingen K et al., “Advantages and disadvantages of connected insulin pens in diabetes management,” Endocrine Connections (2023), 12(11), e230108.
The data presented in Figure H in the section of this prospectus entitled “Business—Clinical / Real-World Evidence” rely on the following sources: Beck RW et al., “Effect of Continuous Glucose Monitoring on Glycemic Control in Adults With Type 1 Diabetes Using Insulin Injections: The DIAMOND Randomized Clinical Trial,” JAMA (2017), 317(4), 371-378; Bergenstal RM et al., “Glucose Management Indicator (GMI): A New Term for Estimating A1C From Continuous Glucose Monitoring,” Diabetes Care (2018), 41(11), 2275-2280; Boucsein A et al., “Impact of Advanced Hybrid Closed Loop on Youth With High-Risk Type 1 Diabetes Using Multiple Daily Injections,” Diabetes Care (2023), 46(3), 628-632; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790-797; Choudhary P et al., “Advanced hybrid closed loop therapy versus conventional treatment in adults with type 1 diabetes (ADAPT): a randomised controlled study,” Lancet Diabetes Endocrinol. (2022), 10(10), 720-731; Choudhary P et al., “Celebrating the Data from 100,000 Real-World Users of the MiniMedTM 780G System in Europe, Middle East, and Africa Collected Over 3 Years: From Data to Clinical Evidence,” Diabetes Technology & Therapeutics (2024), 26(S3), 32-37; Elhenawy YI et al., “Performance of the MiniMed 780G system on mitigating menstrual cycle-dependent glycaemic variability,” Diabetes Obes Metab. (2024), 26(11), 4916-4923; the Forlenza 2024 study; Grosman B et al., “A Peek Under the Hood: Explaining the MiniMed 780G Algorithm with Meal Detection Technology,” Diabetes Technol Ther. (2024), 26(S3), 17-23; Jendle J et al., “A European Cost-Utility Analysis of the MiniMed 780G Advanced Hybrid Closed-Loop System Versus Intermittently Scanned Continuous Glucose Monitoring with Multiple Daily Insulin Injections in People Living with Type 1 Diabetes,” Diabetes Technol Ther. (2023), 25(12), 864-876; MacLeod J et al., “Shining the Spotlight on Multiple Daily Insulin Therapy: Real-World Evidence of the InPen Smart Insulin Pen,” Diabetes Technol Ther. (2024), 26(1), 33-39; and Matejko B et al., “Transitioning of People With Type 1 Diabetes From Multiple Daily Injections and Self-Monitoring of Blood Glucose Directly to MiniMed 780G Advanced Hybrid Closed-Loop System: A Two-Center, Randomized, Controlled Study,” Diabetes Care (2022), 45(11), 2628-2635.

RISK FACTORS
An investment in shares of our common stock involves risks and uncertainties. In addition to the other information in this prospectus, you should consider carefully the factors set forth below before making an investment decision to purchase shares of our common stock. We seek to identify, manage, and mitigate risks to our business, but risks and uncertainties are difficult to predict and many are outside of our control and therefore cannot be eliminated. You should be aware that it is not possible to predict or identify all of these factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, our business, results of operations, financial condition, and cash flows could be adversely affected, potentially in a material way, which could result in a partial or complete loss of your investment.
Business and Operational Risks
We operate in a highly competitive industry and we may be unable to compete effectively.
We compete in the market for products and services for the management of T1D and T2D in approximately 80 countries. This market is intensely competitive and characterized by rapid change resulting from technological advances, innovations, and scientific discoveries. Competition may increase as additional companies enter this market or modify their existing products to compete directly with ours.
The product lines in which we compete include the components of our AID system, including insulin pumps like the MiniMed 780G and related consumables (such as infusion sets and insulin reservoirs) and our Simplera Sync and Guardian Connect CGM systems, as well as components of our Smart MDI system, including the InPen smart insulin pen and CGMs. In these product lines, we face a range of competitors from large companies with multiple business lines to small, specialized manufacturers that offer a limited selection of niche products. We compete with companies such as Beta Bionics, Inc.; Dexcom, Inc.; Insulet Corporation; Sequel Med Tech, LLC; Tandem Diabetes Care, Inc.; and Tecnicas Medioambientales Tecmed S.A. In addition, we face competition from providers of alternative medical therapies, such as pharmaceutical companies, including those producing GLP-1s.
Academic institutions, governmental agencies, and other public and private research organizations also may conduct research, seek patent protection, and establish collaborative arrangements for discovery, research, clinical development, and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring necessary product technologies. Our newer mobile software applications such as the MiniMed Mobile app for the MiniMed 780G system and the MiniMed Go app are being designed to incorporate features and functions that are common to other consumer-oriented applications. These consumer industries are themselves highly competitive and characterized by continuous new product introductions, rapid developments in technology, and subjective and changing consumer preferences. If, in the future, PWD cease to view our products as contemporary or convenient as compared to then-existing consumer technology, our products may become less desirable.
Our competitors may currently enjoy or may develop several competitive advantages over us, including:
•greater financial and human resources for sales and marketing, product development, customer service, and clinical resources;
•greater ability to respond to competitive pressures, regulatory uncertainty, or challenges within the financial markets;
•established relationships with HCPs, third-party payors, and regulatory agencies;
•established reputation and name recognition among HCPs and other KOLs in the medical industry generally and the diabetes industry in particular;
•larger and more established distribution networks;
•greater ability to cross-sell products or provide incentives to HCPs to promote or support the use of their products; and

•more experience in conducting R&D, manufacturing, clinical trials, and obtaining regulatory approval or clearance.
As a result of our competitors’ advantages, we may not be able to compete effectively against these companies or their products, which may adversely impact our business. Development by our competitors of new or improved products, processes, or technologies, or the introduction of reprocessed products or generic versions when our proprietary products lose their patent protection, may make our existing or planned products less competitive. The introduction by competitors of products that are or claim to be superior to our products may create market confusion that may make it difficult to differentiate the benefits of our products over competing products. It is also possible that PWD interested in purchasing any of our future products currently under development may delay the purchase of one of our current products.
We believe our ability to compete depends upon many factors both within and beyond our control, including:
•product performance and reliability;
•product technology and innovation;
•product quality and safety;
•breadth of product lines;
•product support services;
•supplier and supply availability and performance;
•customer support;
•cost-effectiveness and price;
•reimbursement approval from healthcare insurance providers; and
•changes to the regulatory and reimbursement environment, including changes within the U.S. FDA and other regulators, including non-U.S. regulators.
Given these factors, we cannot guarantee that we will be able to compete effectively or continue our level of success. In the past we have lost, and may in the future lose, market share in connection with product problems, quality concerns and related warning letters from the U.S. FDA, physician advisories, safety alerts, and publications about our products, which highlights the importance of product safety, product efficacy, and quality systems to our business.
Competing products, therapeutic techniques, or other technological developments and breakthroughs for the monitoring, treatment, or prevention of diabetes may render our products obsolete or less desirable.
Our primary competitors, as well as a number of other companies and medical researchers, are pursuing new delivery devices, delivery technologies, therapeutic techniques, sensing technologies, treatment techniques, procedures, drugs, and other therapies for the monitoring, treatment, and prevention of diabetes. Any such breakthroughs by other parties in diabetes monitoring, treatment, or prevention could reduce the potential market for our products or render our products less desirable or obsolete altogether, which would significantly reduce our sales or cause our sales to grow at a slower rate than we currently expect. For example, emerging cellular therapeutic techniques such as islet cell therapy or immunotherapy could substantially alter the market for diabetes treatment and products. In addition, even the perception that new products may be introduced, or that technological or treatment advancements could occur, could cause consumers to delay the purchase of our products.

We have experienced, and may continue to experience, pricing pressure for certain products, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
In the current environment of managed care, consolidation among HCPs, increased competition, declining reimbursement rates, and national and provincial tender pricing, competitively priced product offerings are essential to our success. Some of our competitors employ aggressive pricing strategies, including the use of discounts, rebates, low-cost product upgrades, and other financial incentives that could adversely affect sales of our products. In addition, we have had, and may continue to have, periods when prices for certain products decrease due to pricing pressure from direct-to-consumer trends and managed care organizations and other third-party payors on PWD; increased market power of PWD as the healthcare industry consolidates; periodic variation in timing, volume, and pricing associated with PWD purchasing patterns and stocking dynamics; and increased competition among medical engineering and manufacturing services providers.
We have experienced, and anticipate that we will continue to experience, decreasing prices for our Simplera and Guardian Connect CGM products as a result of such pricing pressure. In addition, CGM products are also now covered in the pharmacy channel, and our competitors have broad coverage in the pharmacy channel and are able to offer enhanced rebates to both lower the out-of-pocket costs for patients and restrict other competitors from gaining similar coverage. Our CGM products have coverage at national pharmacy benefit health plans, but only a small percentage of our business flows through the pharmacy channel because PWD often can also get their CGMs through the DME channel. Our competitors’ and our distribution through the pharmacy channel could lower the prices PWD are willing to pay for our CGMs.
We have also recently experienced, and may continue to experience, rising costs due to heightened inflation and global trade policies. If the prices for our products change for any reason or inflation continues to remain at heightened rates, we may be unable to sufficiently reduce our expenses or offset rising costs through increased prices, we may become more reliant on our existing supplier arrangements, and our business, financial condition, results of operations, and cash flows could be adversely affected.
Challenges or delays in the development or manufacturing of new products, including in connection with required government approvals, could adversely affect our business, results of operations, financial condition, and cash flows.
We currently have a number of new products in our development pipeline, including the MiniMed Flex, our smaller, screenless, newly designed insulin pump; our next-generation Vivera dosing algorithm; and our MiniMed Fit patch pump with extended wear. Our ability to remain competitive in the markets in which we compete depends on our ability to anticipate and quickly respond to the needs and preferences of PWD, their caregivers and HCPs, and our third-party collaborators. Developing new products and technologies is a complex, time-consuming, and costly process. Any delay in the development or launch of a new product or technology could compromise our competitive position or otherwise adversely affect our business, results of operations, financial condition, or cash flows. We cannot predict with certainty when or whether we will be able to develop new products and technologies, or otherwise license or acquire new products and technologies.
The development and commercial launch timelines for our products depend a great deal on our ability to achieve clinical endpoints and satisfy regulatory requirements and to overcome technology challenges. These timelines may be delayed due to scheduling issues with patients and investigators, failure of patients to continue to participate in a clinical trial, requests from institutional review boards, inquiries from regulators about our independent and collaborative product development activities, product performance, or manufacturing supply constraints, among other factors. We and our development partners, as applicable, conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of our pipeline products in order to obtain regulatory approval for the marketing and sale of our pipeline products. Preclinical studies and clinical trials are expensive, complex, can take many years, and have uncertain outcomes. See “—The research and development efforts we undertake may not result in the development of commercially viable products, the generation of significant future revenues, or adequate profitability.”

Obtaining regulatory approvals from the U.S. FDA or other regulatory authorities, including non-U.S. regulatory authorities, for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. For example, we may face additional challenges with respect to European Medicines Agency (“EMA”) approval in the EU as a result of additional requirements for approval in the EU that may be more burdensome than those required by the U.S. FDA and other regulatory authorities. See “—Legal and Regulatory Risks—We are subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.” Even if we expend substantial resources during the regulatory approval process and believe our clinical results are sufficient to demonstrate product efficacy, there is no guarantee that the U.S. FDA, EMA, or any other regulatory authority will agree with us and grant our products regulatory approval.
Reduction or interruption in supply or other manufacturing difficulties may adversely affect our manufacturing operations and related product sales.
The manufacture of our products requires the timely delivery of a sufficient amount of quality components and materials and is highly exacting and complex, due in part to complex trade and strict regulatory requirements. Any failure to identify and address manufacturing problems prior to the release of products to PWD could result in quality or safety issues. We rely on third-party manufacturers to produce certain products, including our infusion sets, transmitters, and InPen smart insulin pens. While we manufacture a substantial portion of our products ourselves, we also procure critical third-party services, such as sterilization services, at numerous facilities worldwide. Efforts by the U.S. Environmental Protection Agency (the “U.S. EPA”) to regulate ethylene oxide (“EtO”) use in sterilization may reduce the device sterilization capacity of our third-party sterilizers. We purchase many of the components, raw materials, and services needed to manufacture these products from numerous suppliers in various countries. We have generally been able to obtain adequate supplies of such components, raw materials, and services, although global shortages of certain components such as semiconductors and resins have recently caused, and may in the future cause, disruptions to our product manufacturing supply chain. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, on satisfactory terms or at all, could adversely affect our ability to manufacture our products in a timely or cost-effective manner and could result in lost sales or a failure to meet our contractual supply obligations under government tenders. Additionally, any inability to develop such an alternative source of supply in a cost-effective manner, including an inability to maintain margins and pass along increased costs to our customers, could adversely affect our business, financial condition, results of operations, and cash flows.
Disruptions in the manufacturing process or product sales, trade, and fulfillment systems for any reason, including: infrastructure, information, and equipment malfunction; failure to follow specific protocols and procedures; supplier or Company facility shut-downs; regulatory action by the U.S. FDA, U.S. EPA, or other regulatory authorities; defective raw materials; labor shortages; natural or man-made disasters such as hurricanes, tornadoes, earthquakes, or wildfires; property damage or facility closures from riots or public protests; other environmental factors, including climate change; and the impact of epidemics, pandemics, or other public health crises, and actions by businesses, communities, and governments in response, could lead to launch delays, product shortages, unanticipated costs, lost revenues, or damage to our reputation. The imposition of trade restrictions, such as new tariffs or increases in existing tariffs on products imported from countries where our manufacturers or suppliers operate, increase the costs for raw materials and finished goods. Some of our products or underlying components are manufactured in China and may become subject to tariffs. See “—We are subject to a variety of risks associated with global operations that could adversely affect our profitability and operating results.” The prices of commodities and other materials used in our products, which are often volatile and outside of our control, could adversely impact our profitability. We use resins, other petroleum-based materials, and pulp as raw materials in some of our products, and the prices of oil and gas also significantly affect our costs for freight and utilities.
We obtain some of the components, raw materials, and services needed to manufacture our products from sole suppliers, and the partial or complete loss of one or more of these suppliers could adversely impact our business, results of operations, financial condition, and cash flows.
For reasons of quality assurance, cost-effectiveness, or availability, many key components, raw materials, and services needed to manufacture our products are obtained from sole suppliers with no alternatives yet identified. In addition, the design and formulation of certain of these components and materials are proprietary and the intellectual property rights may be owned exclusively by one party. For certain of these sole-sourced components, materials, and services, alternatives may not be readily available. Any alternative supplier arrangement may be on terms that are less favorable, including with respect to price and volume, and it may be costly or cause delays in our manufacturing process to transition to a new supplier, particularly in cases in which we must comply with regulatory requirements relating to qualification of new suppliers.
Our sole suppliers include Convatec Group plc for our infusion sets, Intricon Corporation for transmitters, and Steris plc and Steri-Tech Inc. for sterilization services. Our dependence on such sole suppliers subjects us to possible risks of shortages, interruptions, and price fluctuations. Certain of our sole suppliers are subject to regulation by the U.S. FDA and other regulatory bodies and as a result may be subject to regulatory actions such as warning letters or recalls that could cause disruption in supply. On January 8, 2026, Unomedical Device S.A. de C.V., a subsidiary of Convatec Group plc, received a warning letter from the U.S. FDA as the legal manufacturer of its infusion sets, including those sold to us, pertaining to process validation, complaint investigation, corrective and preventive actions, and medical device reporting. While we have not received indication of any potential supply disruption, the U.S. FDA investigation could result in field corrective actions or further enforcement action that could have an impact on supply. Disruptions or loss of any of our sole suppliers, or capacity limitations of the suppliers for components, could increase our costs, curtail growth opportunities, cause material delays, and adversely impact our business, results of operations, financial condition, and cash flows. If our sole suppliers move their manufacturing and assembly sites to other locations, depending on the circumstances and nature of the item supplied, in addition to quality system activities such as verification and validation, there could be a need for U.S. FDA or international regulator notifications or submissions, the new locations could be subject to regulatory inspection, or our costs could increase due to differing trade restrictions or tariffs. Any resulting regulatory delays or impediments impacting such sole suppliers could also adversely impact our business, results of operations, financial condition, and cash flows.
We may not succeed in developing new high-volume manufacturing lines for products that meet our requirements for quality, yield, throughput, and other performance metrics. Furthermore, any new high-volume manufacturing lines we develop may be unreliable, require regular and significant maintenance, and be capital and resource-intensive to operate.
Our ability to fully optimize costs while manufacturing our products at scale depends on the successful development of new high-volume manufacturing lines that meet our requirements for quality, throughput, yield, and other performance metrics. We may not succeed in developing such high-volume manufacturing capabilities that will meet the standards required to successfully mass market our products. For example, our production of Simplera CGM products is scaling slower than anticipated due to our initial unsuccessful attempts to develop high-volume automated manufacturing lines for our Simplera CGMs. The initially developed Simplera CGM high-volume automated manufacturing lines were not sufficiently customized to product design specifications and lacked the software capabilities required for successful automation, and as a result failed to meet our throughput and yield requirements. We recently terminated certain arrangements with a third-party manufacturer with whom we contracted to install and operate one of these Simplera CGM high-volume automated manufacturing lines in an offsite location, and we recorded a related pre-tax charge of $118 million during the quarter ending January 23, 2026. For more information on this charge, see Note 16, “Subsequent Events,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Our ongoing and future attempts to develop high-volume automated manufacturing lines for Simplera CGMs and/or other products will require significant time, resources, and expense, and may not be successful. Even if we are ultimately successful in developing high-volume manufacturing capabilities, we do not know whether we will be able to do so in a manner that avoids cost overruns or additional delays and/or impairment charges (including as a result of factors beyond our control such as problems with suppliers and vendors or force majeure events), meets our product commercialization and manufacturing schedules, and satisfies the requirements of customers and potential customers. Moreover, although we continue to develop and enhance opportunities for efficient work processes, including using robotic technology and other artificial intelligence (“AI”) capabilities, an inability to automate processes in our high-volume manufacturing facilities could result in increases in labor costs. If we are unable to successfully develop high-volume manufacturing lines for our products, it could negatively impact our ability to fully optimize costs while manufacturing our products at scale and could adversely impact our ability to meet market demand for our products, each of which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our current products may not maintain, and our next-generation products may not achieve or maintain, market acceptance.
Our current business and growth strategy is highly dependent on our products, especially our next-generation products, achieving and maintaining market acceptance. A key to maintaining and growing our revenue is the retention of a high percentage of our customers due to the significant revenue generated from ongoing purchases of CGMs, other consumables, software, and services used with our AID and MDI systems. Market acceptance and adoption of our next-generation AID systems and Smart MDI systems depend on educating PWD, as well as their caregivers and HCPs, about the distinct features, ease-of-use, beneficial treatment outcomes, and other perceived benefits of these products as compared to competing products, including traditional CGMs and insulin pump products and alternative diabetes monitoring, treatment, or prevention methodologies. If we are not successful in convincing existing and potential customers of the benefits of our products, or if we are not able to achieve the support of caregivers and HCPs for our products, our sales may decline or we may achieve sales below our expectations.
Market acceptance of our current and next-generation products could be negatively impacted by many factors, including:
•our products not containing features desired by certain PWD, such as dual-analyte glucose-ketone sensors;
•the failure of our products to achieve or maintain wide acceptance among people with T1D or T2D, their caregivers, HCPs, and KOLs in the diabetes treatment community;
•the failure of our products to achieve or maintain acceptance by third-party payors for coverage and reimbursement;
•lack of evidence supporting the safety, effectiveness, ease-of-use, or other perceived benefits of our products over competing products or other currently available glucose monitoring or insulin treatment methodologies;
•perceived risks or uncertainties associated with the use of our products, or components thereof, or of similar products or technologies of our competitors;
•adverse regulatory or legal actions relating to our products or similar products or technologies;
•results of clinical studies relating to our current or next-generation products, or similar competitive products;
•failure to adapt to business model and other industry changes, including responding to evolving PWD needs and service expectations; and
•criticism on digital and social media platforms, negative coverage by traditional media, and other forms of adverse publicity regarding our products or brand.
If our products do not achieve and maintain widespread market acceptance, we may fail to achieve sales consistent with our projections, in which case our business, results of operations, financial condition, and cash flows could be materially and adversely affected.
The research and development efforts we undertake may not result in the development of commercially viable products, the generation of significant future revenues, or adequate profitability.
In order to address the anticipated needs of PWD, pursue new markets for our existing products and any new products, and to remain competitive, we focus our research and development efforts and related strategic third-party collaboration activities on the enhancement of our current diabetes management products, the development of next-

generation products, and the development of novel technologies and services. The development of new products or novel technologies and services and the enhancement of our current products requires significant investment in research and development, intellectual property protection, clinical trials, regulatory approvals, and obtaining third-party reimbursement. Certain of our next-generation products, including the MiniMed Go, our next-generation MDI system with single app integration; the MiniMed Flex, our smaller, screenless, newly designed insulin pump; our next-generation Vivera dosing algorithm; and the MiniMed Fit patch pump, are subject to a heightened level of risk with respect to technical feasibility and manufacturability. In particular, it is critical to the growth and profitability of our business that we develop or acquire a cost-effective competitive CGM sensor and a patch pump, and doing so may take longer or require more resources than anticipated. Even if our next-generation products are technically feasible and manufacturable at scale, there is no guarantee that such products will be successful entrants in the marketplace. See “—Our current products may not maintain, and our next-generation products may not achieve or maintain, market acceptance.”
The results of our product development and commercialization efforts may be affected by a range of factors, including our ability to anticipate PWD needs, innovate and develop new products (whether independently or with our partners), determine a feasible or timely regulatory pathway or approach, and launch those products cost-effectively into multiple markets and geographies. If we are unable to successfully anticipate PWD needs, innovate, develop new products, and successfully launch them, we may not be able to generate significant future revenues or profits from these efforts. The ultimate benefit we realize from the successful launch of a new or next-generation product may be negatively impacted if the new product cannibalizes sales of our existing products beyond expected levels.
Our success depends on our ability to differentiate our products and keep pace with emerging technologies.
Our continued growth and success depend on our ability to develop, acquire, and market new and differentiated products, technologies, and intellectual property, and as a result we also face competition for marketing, distribution, and collaborative development agreements, establishing relationships with academic and research institutions, and acquiring licenses to intellectual property. In order to continue to compete effectively, we must continue to create, invest in, or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner, and manufacture and successfully market our products. For example, data science, machine learning, and AI are all impacting our products and operations and the competitive landscape in which we operate, and the application of these technologies is rapidly evolving at the same time as new laws and regulations of AI are being developed in jurisdictions around the world. There are significant risks involved in utilizing AI, and compliance with developing regulations may require significant expenditures or may limit our ability to effectively use these technologies. There can be no assurance that the application of AI in our products and operations will be successful, or that we will not experience data security and privacy incidents in connection with our use of these technologies. Given these factors, we cannot guarantee that we will be able to compete effectively or continue our level of success.
We enter into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, and partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues and that could potentially inhibit us from pursuing certain product development and acquisition opportunities outside of such arrangements.
In the ordinary course of our business, we enter into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships to develop proposed products or technologies, pursue new markets, or protect our intellectual property assets. For example, we rely on third parties, such as contract research organizations, medical institutions, clinical investigators, and contract laboratories, to conduct some of our clinical trials and pre-clinical investigations. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, or if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or regulatory requirements or for other reasons, or if they are delayed in conducting our clinical trials for reasons outside of their control, our pre-clinical development activities or clinical trials may be extended, delayed, suspended, or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis or at all. We also enter into investments in and with other medical technology companies. These investments are inherently risky, and we cannot guarantee that any of our previous or future investments will be successful or will not materially adversely affect our business, results of operations, financial condition, and cash flows.
We may not be able to identify or complete any such development arrangement in a timely manner, on a cost-effective basis, on acceptable terms, or at all, and we may not realize the anticipated benefits of any such development arrangements that we do identify and complete. In particular, these development arrangements may not result in the development of products or technologies that achieve commercial success or result in positive financial results, or may otherwise fail to have the intended impact on our business.
We may elect to amend or modify development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, partnerships, or similar agreements that we already have in place. Proposing, negotiating, and implementing development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process, and may subject us to business risks. For example, other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with us for these opportunities, or may be the counterparty in any such arrangements.
Additionally, we may not be in a position to exercise sole decision-making authority regarding a development arrangement, investment, licensing, or other similar arrangement, which could create the risk of impasses on decisions. Further, our collaborators and business partners may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators and other business partners, including conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, termination rights, or the ownership or control or other licenses of intellectual property rights. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our arrangements with them or our future products. Disputes between us and our current, future, or potential collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.
We are party to certain agreements with affiliates of Blackstone Life Sciences Advisors L.L.C. (collectively, “Blackstone”) pursuant to which we have received funding for expenses related to the development of specific Diabetes products (each, a “Blackstone Agreement” and collectively, the “Blackstone Agreements”). The Blackstone Agreements for which there are ongoing development and commercialization plans relate to our next-generation MiniMed Flex insulin pump and MiniMed Fit patch pump. Our engineering, clinical, and regulatory teams are performing the development work for the programs funded by the Blackstone Agreements. If successfully commercialized, we will pay royalties on the developed products to Blackstone. Under certain termination provisions of the Blackstone Agreements, our royalty payment obligation will survive, and in certain termination circumstances, a payment to Blackstone of a multiple of the funded amounts may be required. If we acquire rights to a product in certain specified markets that competes with a product subject to a Blackstone Agreement, Blackstone has the option to terminate the agreement and receive a termination payment from us equal to a multiple of the funded amounts under the applicable agreement, or continue to be eligible for the royalty payments on the product subject to the Blackstone Agreement; provided that if the product subject to the Blackstone Agreement has already been submitted for regulatory approval for commercial use at the time the competing product is acquired and Blackstone elects to receive royalty payments, such royalty payments would apply to both the product subject to the Blackstone Agreement and the competing product. Such termination payments could potentially discourage us from pursuing, or limit our resources to pursue, certain product development and acquisition opportunities outside of the arrangements, increase our cash requirements, and could impair our liquidity, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows. For additional information about our research and development arrangements with Blackstone, including prior instances of terminations of Blackstone Agreements, see “Business—Innovation / Pipeline and Future Initiatives—Blackstone Co-Development Agreements.”

On July 31, 2024, we entered into a global integration, supply, and distribution agreement with Abbott (the “Abbott Partnership”) to expand access to our AID and Smart MDI systems. Under the Abbott Partnership, Abbott will supply us with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology. Achieving the anticipated benefits of the Abbott Partnership is subject to a number of uncertainties, including whether our AID and Smart MDI systems and the Instinct CGM platform can become integrated in an effective and efficient manner. Furthermore, Abbott’s future dual glucose-ketone sensors are not currently included under the Abbott Partnership, and these sensors may ultimately be preferred by PWD. As of the time of this offering, our CGM offerings consist of single-analyte sensors that monitor glucose levels. A glucose-ketone sensor would enable PWD to continuously monitor glucose and ketone levels in one sensor, so that rising ketone levels can be detected early as a potential warning sign of impending diabetic ketoacidosis. Failure to achieve the anticipated benefits of the Abbott Partnership, on our currently expected timeline or at all, could result in increased costs, decreases in the amount of expected revenues generated by the Abbott Partnership, and diversion of our management’s attention and energy away from ongoing business operations. We may also experience a decline in sales of our existing CGMs as we market Instinct alongside our own CGMs, such as our Simplera and Guardian Connect CGM products. The failure to successfully integrate Instinct into our existing marketing efforts could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Additionally, if Abbott were to have its marketing authorization revoked or if it encountered other difficulties that negatively affected the public’s perception of and use of Abbott’s CGM products, it could have a corresponding adverse effect on the public perception of and use of our other products. For additional information about the Abbott Partnership, see “Business—Innovation / Pipeline and Future Initiatives—Abbott Integration, Supply and Distribution Agreement.”
The continuing development of many of our products depends upon our ability to maintain strong relationships with HCPs.
If we fail to maintain our working relationships with HCPs, many of our products may not be developed and marketed in line with the professionals who support and promote our products, which could cause a decline in our earnings and profitability. The research, development, marketing, and sales of many of our new and improved products depend on our maintaining working relationships with HCPs. We rely on these professionals to provide us with considerable knowledge and experience regarding the research, development, marketing, and sales of our products. HCPs assist us as researchers, marketing and product consultants, inventors, trainers, and public speakers. If we are unable to maintain strong relationships with these professionals, the development and marketing of our products could suffer, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our results of operations will be harmed if we are unable to accurately forecast market demand for our products and manage our inventory.
To ensure adequate supply of our products, we must forecast the inventory needs of our current and prospective customers and manufacture our products based on our estimates of future demand. Our ability to accurately forecast market demand for our products could be negatively affected by many factors, many of which are beyond our control, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast market acceptance of new products, and changes in general market conditions or regulatory matters.
Failure to adequately predict market demand for our products or otherwise optimize and operate our distribution channels successfully could result in excess or insufficient inventory or fulfillment capacity, increased costs, immediate shortages in product or component supply, or harm our business in other ways. Disruptions in international markets and supporting financial services and uncertainty about economic conditions (for instance, resulting from tariff disputes, credit scarcity, geopolitical risks, and sovereign debt deterioration) have in the past caused periods of tightened credit availability and increased volatility in liquidity and borrowing terms. If these conditions were to recur or worsen, we may experience reduced demand for a number of our products. We also could experience reduced sales, cash flows, and profits due to delayed payments or the insolvency of customers, HCPs, hospitals, suppliers, distributors, or vendors who experience liquidity issues, including as a result of cybersecurity incidents impacting private and government health insurance payors. In addition, HCPs and staff strikes or other work stoppages may in the future cause reduced demand for our products. As a result, our business, results of operations, financial condition, and cash flows could be adversely affected.
If we fail to expand and maintain an effective sales force, predict and adapt to changes in markets, or successfully develop and maintain our relationships with intermediaries, our business, prospects, and brand may be materially and adversely affected.
We must continue to develop and grow our sales and marketing organization, enter into partnerships or other arrangements to market and sell our products, and collaborate with third parties, including distributors, to market and sell our products in order to maintain the commercial success of our current systems and to achieve commercial success for our future products. Our sales and marketing organization competes with the experienced, larger, and well-funded marketing and sales operations of our competitors. Further, we may not be able to successfully manage our dispersed sales force or increase our product sales at acceptable rates. If we are unable to establish and maintain adequate sales, marketing, and distribution capabilities, independently or with others, our future revenue may be reduced and our business may be harmed.
Our direct sales and marketing team calls on HCPs and PWD throughout the applicable country, to the extent permissible, to raise awareness and initiate sales of our products. Developing and managing a direct sales organization is a difficult, expensive, and time-consuming process. To continue to develop our direct sales and marketing organization to successfully achieve market awareness and sell our products, we must:
•recruit and retain adequate numbers of effective and experienced sales and marketing personnel;
•launch new products on a timely and frequent basis to ensure that our sales and marketing team consistently has a lineup of products to sell;
•compensate our marketing and sales personnel appropriately compared to competitors;
•effectively train our sales and marketing personnel in the benefits and risks of our products;
•establish and maintain successful sales, marketing, training, and education programs that educate HCPs, including endocrinologists, physicians, and diabetes educators, so they can appropriately inform PWD about our products;
•manage geographically dispersed sales and marketing operations; and
•effectively train our sales and marketing personnel on the applicable advertising and promotion and fraud and abuse laws that govern interactions with HCPs and institutions, as well as current and prospective patients, and maintain active oversight and auditing measures to ensure continued compliance.
We enter into co-promotion and other marketing and sales arrangements with other companies. Any revenue received from those arrangements depends on the skills and efforts of others, and we cannot predict whether these efforts will be successful.
To the extent that we enter into additional arrangements with third parties or intermediaries to perform sales, marketing, distribution, or billing services, our product margins could be lower than if we directly marketed and sold our products. Intermediaries that are in the business of selling other medical products in addition to our products may not devote a sufficient level of resources and support required to generate awareness of our products and grow or maintain our product sales. If our intermediaries are unwilling or unable to market and sell our products, or if they do not perform to our expectations, we could experience delayed or reduced market acceptance and sales of our products, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows. See “—We enter into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues.” and “—Reduction or interruption in supply or other manufacturing difficulties may adversely affect our manufacturing operations and related product sales.” for a more detailed discussion on risks relating to our relationships with third parties.

Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we have, and in the future expect to, publicly disclose interim, top-line, or preliminary data from our pre-clinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of interim, top-line, or preliminary data, and we may not have received or had the opportunity to fully and carefully evaluate all data. The interim, top-line, or preliminary results that we report may differ from future results of the same study or trial, different conclusions or considerations may qualify such results, or one or more of the clinical outcomes may materially change, once additional data have been received and fully evaluated. Interim, top-line, or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line, or preliminary data we previously announced. As a result, interim, top-line, and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, preliminary, or top-line data and final data could significantly harm our business prospects. Further, disclosure of interim, preliminary, or top-line data by us or by our competitors could result in volatility in the price of our common stock. If the interim, top-line, or preliminary data that we report differ from actual results, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could adversely impact our business, results of operations, financial condition, and cash flows.
Future market or clinical studies may be unfavorable to our products and their efficacy, which could hinder our sales efforts and have a material adverse effect on our business, results of operations, financial condition, and cash flows.
To help improve, market, and sell our products, we have sponsored, and expect to continue to sponsor, market studies to assess various aspects of the functionality and relative efficacy of our products. The data obtained from the studies may be unfavorable to our products or may be inadequate to support satisfactory conclusions. In addition, we may sponsor clinical trials to assess certain aspects of the efficacy of our products. If future clinical trials fail to support the efficacy of our current or future products, our sales may be adversely affected and we may lose an opportunity to secure clinical preference from prescribing clinicians, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Future clinical studies or articles regarding our existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor’s product is clinically more effective or easier to use than our products or that our products are not as effective or easy to use as we claim. Diabetes associations, HCPs that focus on diabetes, or other organizations that may be viewed as authoritative could endorse products or methods that compete with our products or otherwise announce positions that are unfavorable to our products. Any of these events may negatively affect our sales efforts and result in decreased revenue.
We are subject to a variety of risks associated with global operations that could adversely affect our profitability and operating results.
We develop, manufacture, distribute, and sell our products globally. We intend to continue to expand our operations and to pursue growth opportunities in new and emerging markets. Operations in different countries including emerging markets could expose us to additional and greater risks and potential costs, including:
•fluctuations in currency exchange rates;
•healthcare reform legislation;
•the need to comply with different regulatory regimes worldwide that are subject to change and that could restrict our ability to manufacture and sell our products;
•local product preferences and product requirements;

•longer-term receivables than are typical in the United States;
•economic sanctions, export controls, trade protection measures, tariffs and other border taxes, and import or export licensing requirements;
•less intellectual property protection in some countries outside the United States than exists in the United States;
•different labor regulations and workforce instability;
•political and economic instability, including as a result of armed conflicts and insurrections;
•restrictions on local currency conversion or cash extraction;
•potentially negative consequences from changes in or interpretations of tax laws; and
•economic instability, heightened inflation, recession, or interest rate fluctuations.
The ongoing global economic competition and trade tensions among the United States and various other countries, such as China, present risk to us. Recently, the United States has imposed new tariffs on imports from many jurisdictions, including, Canada, Mexico, China, the European Union, and other countries and regions in which we do business. The United States has indicated that these tariffs are subject to change and that additional tariffs may be imposed against other countries. The United States, China, and the EU, which comprised approximately 29.6%, 1.3%, and 42.5% percent, respectively, of our total net sales in the six months ended October 24, 2025 and 33%, 2%, and 39%, respectively, of our total net sales in fiscal year 2025, could impose tariffs or other types of restrictions such as limitations on government procurement or technology export restrictions, which could affect our access to the markets.
The Russia-Ukraine conflict and resulting sanctions and export restrictions are creating barriers to doing business in Russia and Belarus and are adversely impacting global supply chains. While we have no manufacturing or direct material suppliers in the region, we continue to closely monitor the potential raw material / sub-tier supplier impact in both Russia and Ukraine. Additional sanctions, export restrictions, and potential countermeasures within Russia, along with geopolitical shifts in Asia and disruptions relating to conflicts in the Middle East, may lead to greater uncertainty that could cause additional adverse impacts on global supply chains and our business, results of operations, financial condition, and cash flows.
More generally, several governments including the United States have raised the possibility of policies to induce “re-shoring” of supply chains, less reliance on imported supplies, and greater national production. If such steps trigger retaliation in other markets restricting access to foreign products in purchases by their government-owned healthcare systems, the result could have a significant impact on us.
Other significant changes or disruptions to international trade arrangements, such as termination or modification of existing trade agreements, may adversely affect our business, results of operations, financial condition, and cash flows. In addition, a significant amount of our trade receivables are with national healthcare systems in many countries. Repayment of these receivables is dependent upon the political and financial stability of those countries. In light of these global economic fluctuations, we continue to monitor the creditworthiness of customers. Failure to receive payment of all or a significant portion of these receivables could adversely affect our business, results of operations, financial condition, and cash flows.
Finally, changes in currency exchange rates may impact the reported value of our revenues, expenses, and cash flows. In addition, the impact of currency devaluations in countries experiencing significant currency exchange fluctuations could negatively impact our operating results. We cannot predict changes in currency exchange rates, the impact of exchange rate changes, or the degree to which we will be able to manage the impact of currency exchange rate changes.

Failure to secure or retain adequate coverage or reimbursement for our current products and our potential future products by government entities or third-party payors could adversely affect our business, results of operations, financial condition, and cash flows.
As a medical device company, reimbursement from government and private third-party payors, including Medicare and Medicaid, is an important element of our success. Future sales of our current and future products will be limited unless PWD can rely on third-party payors to pay for all or part of the associated purchase cost. Access to adequate coverage and reimbursement for our current and future products by third-party payors is essential to the acceptance of our products by PWD, as well as their caregivers and HCPs.
As guidelines in setting their coverage and reimbursement policies, many third-party payors in the United States reference coverage decisions and reimbursement amounts determined by the Centers for Medicare & Medicaid Services (“CMS”), which administers the U.S. Medicare program. CMS periodically reviews Medicare coverage and reimbursement policies for diabetes-related products, and there is uncertainty as to the future Medicare reimbursement rate for our products. For example, the United States government may shift health policy priorities, which could impact Medicare coverage and reimbursement. It is also possible that CMS may continue to review and modify the current coverage and reimbursement of diabetes-related products in connection with anticipated changes to the regulatory approval process for CGMs, insulin pumps, and related products, software applications, and services.
CMS recently finalized the Home Health rule that will include Class II CGMs and insulin pumps in its Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) competitive bidding program (“CBP”). CMS expects contracts to be awarded to approximately ten suppliers of Class II CGMs and insulin pumps, and that the initial contracts will be awarded in the second half of 2027 and be effective January 1, 2028. Upon receipt of Pricing, Data Analysis and Coding (PDAC) approval from Medicare, we expect to sell Class II CGMs and insulin pumps to Medicare beneficiaries in connection with our AID systems that utilize Instinct CGM sensors, both directly and indirectly through distributors. To continue to serve as a DMEPOS provider for such Medicare fee-for-service beneficiaries, both we and the distributors with whom we partner will be required to successfully bid in the DMEPOS CBP. We also expect the DMEPOS CBP to lower Medicare reimbursement rates below current rates for Class II CGMs and insulin pumps, and these lower rates to be used as benchmarks for the reimbursement rates for Class III CGMs and insulin pumps sold to Medicare beneficiaries and for all CGMs and insulin pumps reimbursed by third-party providers, and that this will decrease the amount we are able to charge for these products in the United States. Furthermore, the payment classification for Class II CGMs and insulin pumps under the updated DMEPOS CBP will shift to the “frequently and substantially serviced” category rental model. Under this model, insulin pumps will move from a capped rental over a 13-month period to a monthly rental with payment calculated by total rental cost divided by 60 months, which we expect to impact the timing of revenue recognition and cash flows related to Class II insulin pump sales to Medicare patients, and to create a risk of loss in the event a pump (which is not reusable) is returned by a Medicare patient within 60 months. If the new DMEPOS CBP payment model is also adopted for Class III insulin pumps sold to Medicare beneficiaries and by third-party payors generally, these impacts to insulin pump-related revenue recognition and cash flows, and risk of loss if a pump is returned, would be more significant. In addition, if we, or the distributors with whom we currently partner, do not elect to participate in the DMEPOS CBP or are unsuccessful in winning bids, we may need to partner with new distributors to continue selling Class II CGMs and insulin pumps to Medicare beneficiaries. Furthermore, the terms of our arrangements with distributors will likely need to change to reflect new commercial dynamics created by the DMEPOS CBP, which could result in less favorable terms for us with respect to sales of our CGMs and insulin pumps.
Third-party payors that do not follow CMS guidelines may adopt different coverage and reimbursement policies for our current and future products. Third-party payors are increasingly basing reimbursement rates on the effectiveness of the product, clinical outcomes associated with the product, product-specific health economic outcomes data demonstrating cost savings, and any factors that negatively impact the effectiveness or clinical outcomes (or cause a perception of any such negative impact), such as the results of a clinical trial or a product recall or corrective action, which could negatively impact the reimbursement rate. Further, it is possible that some third-party payors will not offer any coverage for our current or future products. For instance, it is possible that third-party payors may adopt policies in the future that designate one or more of our competitors as their preferred, in-network DME provider of CGMs and that such policies would discourage or prohibit the payors’ members from purchasing our products, which would adversely impact our ability to sell our products. With the evolution of health plan coverage to reimburse products under the pharmacy benefit, payors have the ability to exclude products from formulary coverage.
Both government and private third-party payors managing the pharmacy benefit establish formularies to control costs by taking into account manufacturer rebates in connection with decisions about formulary inclusion or preferred formulary placement. Failure to offer or maintain competitive rebates to maintain formulary placement could adversely impact revenue. Private third-party payors, including self-insured employers, often implement formularies with co-payment tiers to encourage utilization of certain products and have also been raising co-payments required from beneficiaries, particularly for higher-cost products. Private third-party payors may also use additional measures such as value-based pricing or contracting to improve their cost-containment efforts. Private third-party payors also are increasingly imposing utilization management tools, such as requiring prior authorization or requiring the patient to first fail on a lower-cost product before permitting access to a higher-cost product.
In some countries, particularly EU countries and European Free Trade Association (EFTA) member states, the pricing, reimbursement, and rebates of health products are subject to governmental control, and in such countries, there can be considerable pressure by governments and other stakeholders on prices, as well as reimbursement and rebates. If reimbursement for our products in these countries is unavailable or limited in scope or amount, or if pricing or rebates are set at unsatisfactory levels in any such country, our prospects for generating revenue outside of the United States, if any, could be adversely affected and our business could be harmed. We are subject to risks relating to changes in government and private medical reimbursement programs and policies, and changes in legal and regulatory requirements around the world. Implementation of further legislative or administrative reforms to these reimbursement systems, or adverse decisions relating to coverage of or reimbursement for our products by administrators of these systems, could have an impact on the acceptance of and demand for our products and the prices that PWD are willing to pay for them. If we expand our sales and marketing efforts internationally, we will face additional risks associated with obtaining and maintaining reimbursement from foreign healthcare payment systems on a timely basis or at all.
We currently have contracts establishing reimbursement for our products with national and regional third-party payors in the United States. While we may enter into additional contracts in the United States and expand coverage of certain products, as well as add coverage for future products under our current agreements, we cannot guarantee that we will succeed in doing so or that the reimbursement contracts that we are able to negotiate will enable us to sell our products on a profitable basis. In order to obtain additional health plan contracts, including with pharmacy benefits plans, we may have to agree to a net sales price lower than the net sales price we obtain in other payor channels. Our existing reimbursement contracts generally include numerous quality and compliance-related requirements, including audit rights, and can be terminated by government entities or third-party payors without cause and with little (30 to 60 days’) notice to us. Our compliance with the administrative procedures or requirements may result in increased costs for us and delays in processing approvals by government entities and third-party payors, and any payor audits of our compliance obligations may result in requests for refunds or other costs. In addition, as noted above, government decisions on coverage and reimbursement amounts may impact the reimbursement rates we are able to obtain from third-party payors. Failure to secure or retain adequate coverage of or reimbursement for our current and future products by government entities and third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
As most of our customers rely on third-party payors to cover the cost of our products, there has been, and may continue to be, a shift in financial responsibility to our customers for the amounts previously covered by their primary insurance carrier. In the event that we are unsuccessful in collecting payments owed by customers or experience increases in the amount, or deterioration in the collectability, of uninsured and patient due accounts receivable, this could adversely affect our business, results of operations, financial condition, and cash flows. We may also be adversely affected by the growth in high deductible or “skinny” health plan offerings, as a result of the evolving healthcare policy and insurance landscapes that shift greater responsibility for care to individuals through more exclusions, prior authorizations, and higher co-payment and deductible amounts.

Failure to integrate any acquired businesses into our operations successfully, or challenges related to our strategic initiatives, including divestitures and third-party funding arrangements, as well as liabilities or claims relating to any such acquired businesses, divestitures, or arrangements could adversely affect our business.
As part of our strategy to develop and identify new products and technologies and optimize our portfolio of products, we have made several acquisitions, divestitures, and third-party research and development funding arrangements in recent years, and we may make additional acquisitions, divestitures, and arrangements in the future. Our integration of the operations of any acquired businesses, or a divestiture of any part of our existing businesses, will require significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing, and finance. These efforts may result in additional expenses and involve significant amounts of our management’s time that cannot then be dedicated to other projects. Our failure to manage and coordinate the growth of acquired companies successfully could also have an adverse impact on our business. Further, acquired businesses may have liabilities, or be subject to claims, litigation, or investigations, that we did not anticipate or which exceed our estimates at the time of the acquisition. In addition, we cannot be certain that the businesses we may acquire will become profitable or remain so. Factors that will affect the success of our acquisitions include:
•the presence or absence of adequate internal controls, or significant fraud in the financial systems of acquired companies;
•our ability or inability to integrate information technology systems of acquired companies in a secure and reliable manner;
•liabilities, claims, litigation, investigations, or other adverse developments relating to acquired businesses or the business practices of acquired companies, including investigations by governmental entities, potential U.S. FCPA or product liability claims, intellectual property disputes, earnout or other contingent payment disputes, or other unanticipated liabilities;
•any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;
•our ability to comply with regulatory obligations applicable to acquired companies;
•our ability to retain key employees; and
•the ability to achieve synergies among acquired companies, such as increasing sales of the integrated company’s products, achieving cost savings, and effectively combining technologies to develop new products.
We also could experience negative effects on our business, results of operations, financial condition, and cash flows from acquisition-related charges, amortization of intangible assets, and asset impairment charges.
In addition, the potential exists that expected strategic benefits from any planned or completed divestiture or third-party funding arrangement may not be realized or may take longer to realize than expected, and there can be no assurance that disputes will not arise under our third-party funding arrangements or transition service agreements that have been or may be executed as part of a divestiture. We have in the past and could in the future cancel or fail to consummate a planned acquisition, divestiture, or third-party funding arrangement, which may subject us to penalties or result in litigation.
We have recently approved and committed to a plan to terminate a third-party manufacturing agreement resulting in a pre-tax charge, and we may be required to recognize additional charges in the future, including contract write-offs and impairments to our property, plant, and equipment, goodwill, or other intangible assets, which could significantly reduce our earnings.
Under U.S. GAAP, we review certain assets, including property, plant, and equipment, goodwill, and other intangible assets, for impairment on either an annual basis or when events or circumstances occur which indicate that the carrying value of such assets might be impaired. If the review performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value and fair value of the asset, in the period the determination is made. Additionally, when we terminate contractual arrangements, we may be required to recognize charges related to contract termination fees, write-offs of prepaid expenses or contract assets, disposal of specialized equipment or inventory associated with the terminated arrangement, and other exit costs.
The testing of assets for impairment and evaluation of contract termination costs require us to make estimates that are subject to significant assumptions about our future revenue, profitability, cash flows, fair value of assets and liabilities, weighted average cost of capital, expected contract settlement amounts, and the realizability of contract-specific assets, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of the assets or the expected costs of contract terminations, which may result in an impairment charge or additional contract-related charges. If we determine our assets are impaired in the future or incur additional costs related to contract terminations or restructurings, we may be required to record charges to earnings in our financial statements that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
We recorded a pre-tax charge of $118 million during the quarter ending January 23, 2026 related to certain of our efforts to develop high-volume automated manufacturing lines for Simplera CGMs, including contract termination costs and asset write-offs. For more information, see Note 16, “Subsequent Events,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Legal and Regulatory Risks
We are subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.
Our medical devices and technologies, as well as our business activities, are subject to a complex set of regulations and rigorous enforcement, including by the U.S. FDA, U.S. Department of Justice, U.S. Department of Health and Human Services (the “U.S. HHS”) Office of the Inspector General, U.S. EPA, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, content, marketing, and distribution of our products, as well as EHS laws and regulations. These laws and regulations are also related to fair competition, kickbacks, false claims, self-referrals, and healthcare fraud. In addition, as a manufacturer of U.S. FDA-approved devices reimbursable by federal healthcare programs, we are subject to the Physician Payments Sunshine Act, which requires us to annually report certain payments and other transfers of value we make to U.S.-licensed physicians, certain allied health professionals, and U.S. teaching hospitals. Any failure to comply with these laws and regulations could subject us or our officers and employees to criminal and civil financial penalties.
As a part of the regulatory process of obtaining marketing authorization for new products and new indications for existing products, we conduct and participate in numerous clinical trials with a variety of study designs, patient populations, and trial endpoints. Unfavorable clinical data from existing or future clinical trials may adversely impact our ability to obtain product approvals, including from the U.S. FDA, our position in, and share of, the markets in which we participate, and our business, results of operations, financial condition, and cash flows. Even if our development and clinical trial efforts appear successful to us and our regulatory submission appears satisfactory to us, the U.S. FDA or comparable international regulator may disagree and may decide not to grant marketing authorization for the products, may decide to approve the products but require narrow or less desirable labeling, or may require additional product testing or clinical trials or other data to be developed and submitted before approving the products, which would result in product launch delays and additional expense.
In addition, the ability of the U.S. FDA to review and authorize the sale of new products can be affected by a variety of factors, including government budget and funding levels, its ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect the U.S. FDA’s ability to perform routine functions. In particular, reductions in staff and officials at the U.S. FDA may cause delays to the agency’s ongoing review of certain products in our pipeline. Disruptions at the U.S. FDA and other agencies may also increase the time necessary for new products to be reviewed or authorized for marketing by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the U.S. FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shut-down occurs, it could significantly impact the ability of the U.S. FDA and other agencies to timely review and process our regulatory submissions, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
As a result, we cannot guarantee that we will be able to obtain or maintain marketing authorization for our new products or enhancements or modifications to existing products, and the failure to maintain approvals or obtain approval or clearance could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Even if we are able to obtain approval or clearance, it may:
•take a significant amount of time;
•require the expenditure of substantial resources;
•involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance;
•involve modifications, repairs, or replacements of our products; or
•limit the proposed uses of our products.
Both before and after a product is commercially released, we have ongoing responsibilities under U.S. FDA and other applicable non-U.S. governmental authority regulations. For instance, many of our facilities and procedures and those of our suppliers are also subject to periodic inspections by the U.S. FDA to assess compliance with applicable regulations. The results of these inspections can include, and have in the past included, inspectional observations on the U.S. FDA’s Form 483, warning letters, or other forms of enforcement, such as a consent decree. For example, the U.S. FDA issued a warning letter on December 9, 2021 finding that the quality system requirements at our Northridge, California facility did not conform with the U.S. FDA’s Quality System Regulation (“QSR”) with respect to our MiniMed 600 series pumps and software and remote controllers used with the Paradigm and MiniMed series pumps. In addition to the impact on our production of the MiniMed 600 series pump, our ability to progress approval of the MiniMed 780G series pump was delayed. While we have since addressed such letter to the satisfaction of the U.S. FDA, who lifted the letter in April 2023, if the U.S. FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical products are ineffective or pose an unreasonable health risk, the U.S. FDA could detain or seize adulterated or misbranded medical products, order a recall, repair, replacement, or refund of such products, refuse to grant pending pre-market approval applications or require certificates of non-U.S. governments for exports, or require us to notify HCPs and others that the products present unreasonable risks of substantial harm to the public health, and in certain rare circumstances, ban such products. The U.S. FDA and other non-U.S. government agencies may also assess civil or criminal penalties against us, our officers, or employees and impose operating restrictions on a company-wide basis. The U.S. FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to our business practices and operations.
Furthermore, we occasionally receive subpoenas or other requests for information from various governmental agencies around the world. While these investigations typically relate primarily to financial arrangements with HCPs, regulatory compliance, and product promotional practices, we cannot predict the timing, outcome, or impact of any such investigations. Any adverse outcome in one or more of these investigations could include the commencement of civil or criminal proceedings, substantial fines, penalties, or administrative remedies, including exclusion from government reimbursement programs and entry into Corporate Integrity Agreements (CIAs) with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional, costly compliance obligations. These potential consequences, as well as any adverse outcome from governmental investigations, could have a material adverse effect on our business, results of operations, financial condition, and cash flows.

In addition, the U.S. FDA has taken the position that medical device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject us to significant civil or criminal exposure, administrative obligations and costs, or other potential penalties from, or agreements with, the federal government. Our efforts to promote our products via direct-to-consumer marketing and social media initiatives may subject us to additional scrutiny of our practices of effective communication of risk information, benefits, or claims, under the oversight of the U.S. FDA, U.S. Federal Trade Commission (the “U.S. FTC”), U.S. HHS Office for Civil Rights, or others.
Governmental regulations in the United States and outside the United States are constantly changing and may become increasingly stringent. In the EU, for example, the EU Medical Device Regulation (the “EU MDR”), which became effective in May 2021, includes significant additional pre-market and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company’s business license, mandatory price reductions, and criminal sanctions. The development and implementation of future laws and regulations could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
We are involved in, and may in the future become involved in, litigation, arbitration, and governmental proceedings or investigations, including those stemming from third-party conduct beyond our control.
We are subject to heightened scrutiny in the healthcare industry and are involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of our business, including disputes with employees, competitors, customers, suppliers, collaborators, and business partners concerning allegations of, among other things, breaches of contract, product liability, product defects, intellectual property infringement, logistics or manufacturing-related topics, quality regulations, EHS issues, termination of business relationship, and alleged or suspected violations of applicable laws in various jurisdictions. For example, in certain circumstances, insurance companies have attempted to bring private causes of action against manufacturers for making false claims. In addition, we operate in an industry characterized by extensive intellectual property litigation and, from time to time, we are subject to allegations by holders of intellectual property or proprietary rights that we are infringing, misappropriating, diluting, or otherwise violating such rights, which allegations may result in us being subject to actual or threatened lawsuits. See “—We are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages or royalty payments, negatively impacting our ability to sell current or future products.”
We are currently subject to ongoing and threatened lawsuits in the United States and Canada with respect to alleged personal injuries, including deaths, caused by our Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021: in 2019, Medtronic issued an “urgent field safety notification” directing patients to inspect the clear retainer rings on affected Series 600 insulin pumps and, in certain circumstances, offered replacement insulin pumps (which was classified as a recall by the U.S. FDA in 2020); in 2021, Medtronic expanded the recall to remove the Series 600 insulin pumps with clear retainer rings from the market. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. During the six months ended October 24, 2025, we recorded a $17 million certain litigation charge in connection with certain of these pending and threatened claims and lawsuits. It is possible that the amount of our ultimate liability could materially differ from the amount currently accrued, and we are currently unable to estimate a reasonably possible loss or range of loss in excess of the amounts accrued. For additional information about these and our other current legal proceedings, see Note 14, “Commitments and Contingencies,” to the audited annual combined financial statements and Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
We are not covered by insurance policies for legal proceedings related to events that occurred before the Separation Date, including the ongoing and threatened lawsuits relating to alleged personal injuries, including deaths, caused by our Series 600 insulin pumps with clear retainer rings referred to above. The outcome of any pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts can occur. If such proceedings are determined adversely to us, we may be required to change our business practices or may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt our business operations. Exposure to litigation or other government action, whether directed at us, our customers, or our suppliers, or our or their respective business partners, could also divert our management’s attention and resources and adversely affect our reputation, which could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Quality problems have in the past and could in the future lead to recalls or safety alerts, product liability claims, reputational harm, adverse verdicts, or costly settlements, and could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Quality is extremely important to us and our customers due to the impact on PWD and the serious and potentially costly consequences of adverse product performance. Our business exposes us to potential product liability risks that are inherent in the design, manufacture, distribution, and marketing of medical devices. Component failures, manufacturing nonconformances, design issues, off-label use, or inadequate disclosure of product-related risks or product-related information with respect to our products have in the past and could result in the future result in an unsafe condition or injury to, or death of, a patient. These problems have in the past and could in the future lead to recall of, or issuance of a safety alert or warning letter relating to, our products.
While we have not been subject to any recent material safety alerts, recalls, warning letters, or related enforcement actions, in 2021, for example, the U.S. FDA issued a warning letter focusing on the inadequacy of specific medical device quality system requirements at our Northridge, California facility with respect to our MiniMed 600 series pumps and software and remote controllers used with the Paradigm and MiniMed series pumps. As a result, the U.S. FDA approval of our MiniMed 780G system was delayed, which led to decreased volume of patients using our AID system in fiscal year 2024 in the United States and resulted in a competitive disadvantage and fewer NPS in fiscal years 2022 and 2023 in the U.S. market leading to reduced consumables sales in fiscal year 2024. Moreover, some of our products remain subject to recalls as defined in the medical device industry, which include a range of actions, many of which do not involve product retrieval or market withdrawal, such as settings adjustments and labeling updates. For example, in 2024, we voluntarily issued a field action notifying global insulin pump customers of potential risks of shortened pump battery life with reminders on the importance of checking built-in alerts and alarms and to contact us for pump replacement if affected by this issue.
Quality problems can also lead to product liability claims and lawsuits, including class actions. For example, we are currently subject to ongoing and threatened lawsuits in the United States and Canada with respect to alleged personal injuries, including deaths, caused by our Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021. See Note 14, “Commitments and Contingencies,” to the audited annual combined financial statements and Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Strong product quality is critical to our success. If we fall short of these standards and our products are the subject of recalls or safety alerts, our reputation could be damaged, we could lose customers, and our revenue and results of operations could decline. Our success also can depend on our ability to manufacture to exact specification precision-engineered components, subassemblies, and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation, competitive advantage, and market share could be harmed. In certain situations, we may undertake a voluntary recall of products or temporarily shut down production lines based on performance relative to our own internal safety and quality monitoring and testing data.
Any of the foregoing problems, including future product liability claims or recalls, regardless of their ultimate outcome, could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and cash flows.

We are substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to our rights or the rights of others may result in our payment of significant monetary damages or royalty payments, negatively impacting our ability to sell current or future products.
We are substantially dependent on patent and other proprietary rights and rely on a combination of patents, trademarks, tradenames, copyrights, trade secrets, and agreements (such as employee, confidentiality, non-disclosure, and non-competition agreements) to protect our business and intellectual property. We also operate in an industry characterized by extensive intellectual property litigation. Intellectual property litigation can result in significant damages awards and injunctions that could prevent or delay our manufacture and sale of affected products or require us to pay significant royalties in order to continue to manufacture or sell affected products. We may be involved as a plaintiff or a defendant in intellectual property actions, the outcomes of which may not be known for prolonged periods of time. We have received and may in the future receive communications from holders of patents, trademarks, trade secrets, or other intellectual property or proprietary rights alleging that we are infringing, misappropriating, diluting, or otherwise violating such rights. Third parties may also claim that our owned or licensed patent rights are invalid or unenforceable. While it is not possible to predict the outcome of intellectual property litigation, it is possible that the results of such litigation could require us to pay significant monetary damages or royalty payments, negatively impact our ability to sell current or future products, require us to change our products, or that enforcement actions to protect our patent and proprietary rights against others could be unsuccessful, any of which could have a material adverse impact on our business, results of operations, financial condition, and cash flows. In addition, any public announcements related to litigation or administrative proceedings initiated or threatened against us could cause our stock price to decline.
While we intend to defend against any threats to our intellectual property, our patents, trademarks, tradenames, copyrights, trade secrets, or agreements (such as employee, confidentiality, non-disclosure, and non-competition agreements) may not adequately protect our intellectual property. Further, pending patent applications by us may not result in patents being issued to us, patents issued to or licensed by us may be challenged or circumvented by competitors, and such patents may be found invalid, unenforceable, or too limited in scope to protect our technology or provide us with any competitive advantage. In addition, our patents and those licensed by us will expire over time, our ability to protect novel business models is uncertain, and infringement may go undetected. Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and such licenses may not be available on reasonable terms or at all. We may not be aware of all third-party intellectual property rights potentially relating to our current and future products. In addition, license agreements could be terminated. We also rely on non-disclosure and non-competition agreements with certain employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. We cannot be certain that these agreements will not be breached, that such provisions will be enforceable, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not copy or otherwise gain access to our trade secrets or proprietary knowledge. Moreover, in the United States, the U.S. FTC and various states have adopted laws and regulations that purport to ban or severely restrict the use of non-competition agreements, which may limit our ability to use and enforce non-competition agreements with employees.
In addition, the laws of certain countries in which we market or manufacture some of our products do not protect our intellectual property rights to the same extent as the laws of the United States, which could make it easier for competitors to capture market position. This may increase our vulnerability to our technology being reverse engineered or our trade secrets being compromised. If we are unable to protect our intellectual property, it could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Competitors also may harm our sales by designing products that substantially mirror the capabilities of our products or technology without infringing our intellectual property rights.
We may be subject to fines, penalties, and injunctions if we are determined to be promoting the use of our products for unapproved or improper off-label uses or determined to have made claims that are untruthful or misleading or not adequately substantiated.
Our marketing, promotional, and educational materials and practices are subject to the Federal Food, Drug, and Cosmetic Act of 1938, the Federal Trade Commission Act, the national law of individual EU Member States implementing Directive 93/42 on medical devices and Directive 90/385/EEC on active implantable medical devices, and applying Regulation 2017/745 on medical devices, Directive 2006/114/EC concerning misleading and comparative advertising, and EU Directive 2005/29/EC on unfair commercial practices, and other applicable laws and regulations, each as may be amended from time to time. EU Member States’ national legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. If the U.S. FDA, U.S. FTC, or other regulatory body with competent jurisdiction over us, our activities, or our products takes the position that our marketing, promotional, or other materials or activities constitute improper promotion or marketing of an unapproved or improper use, or that they contain untruthful, misleading, or inadequately substantiated statements or claims, such regulatory body could request that we modify our materials or practices or subject us to regulatory enforcement actions, including the issuance, depending on the regulatory body and the nature of the alleged violation, of a warning letter, injunction, seizure, civil fine, and criminal penalties.
Recent court decisions have impacted the U.S. FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations. However, there are still significant risks in this area in part due to the potential False Claims Act (“FCA”) exposure and the U.S. FDA’s continued focus on ensuring devices are marketed in a manner consistent with U.S. FDA-required labeling. Although our policy is to refrain from statements that could be considered off-label promotion of our products or pre-promotion of an unapproved product, the U.S. FDA, U.S. FTC, or other regulatory authority could disagree and conclude that we have engaged in improper promotional activities. In addition, the off-label use of our products may increase the risk of product liability claims, which are expensive to defend and could result in substantial damage awards against us and harm our reputation.
Healthcare policy changes may have a material adverse effect on us.
There have been and continue to be actions and proposals by several governments, regulators, and third-party payors globally, including the U.S. federal and state governments and the government in China, to control healthcare costs, and, more generally, to reform healthcare systems. Certain of these actions and proposals, among other things, limit the prices we are able to charge for our products or the amounts of reimbursement available for our products, increase the importance of our ability to compete on cost, and could limit the acceptance and availability of our products. These actions and proposals could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our revenue may be limited by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as leveraging increased competition, increasing eligibility requirements such as second opinions and other documentation, purchasing in a bundle, or redesigning benefits. The continuing efforts of government and private third-party payors to reduce healthcare costs could also lead to PWD being unable to obtain approval for payment from these third-party payors.
We rely on the proper function, security, and availability of our information technology systems and data, as well as those of third parties throughout our global supply chain and our customer and payor base, to operate our business, and a breach, cyber-attack, or other disruption to these systems or data, which we have experienced and may experience again in the future, could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.
We are increasingly dependent on sophisticated information technology systems to operate our business. That technology includes systems that could be used to process, transmit, and store sensitive data. Additionally, many of our products and services include integrated software and information technology that collects data regarding PWD or connects to other internal systems. One of the most prevalent attacks on large organizations has been ransomware, which can have a devastating impact on an organization’s operations. Our ransomware readiness program has required and will continue to require investment and will not guarantee that we will be immune from an incident or be able to respond rapidly enough to prevent a negative impact on our business. Like all organizations, we routinely experience attempted interference with the integrity of, and interruptions in, our technology systems via events such as cyber-attacks, malicious intrusions, service interruptions, or other breakdowns. Our information technology systems have been and may also in the future be vulnerable to inadvertent or intentional actions by our employees, third-party vendors, or other third parties with whom we do business. We have experienced these types of incidents which have led to data breaches, and any such incidents that we may experience in the future could lead to additional data breaches, interference with the integrity of our products and data, compromise of intellectual property or other proprietary information, or other significant disruptions.
We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. Furthermore, we rely on third-party vendors to supply or support certain aspects of our information technology systems and resulting products, and customers and payors use information technology systems to process payments relating to our products and services. These third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference, or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of our own systems. If any of the foregoing occurs, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event.
We continue to grow in part through new business acquisitions and, as a result, may face risks associated with defects and vulnerabilities in acquired businesses’ systems, or difficulties or other breakdowns or disruptions in connection with the integration of such acquisitions into our information technology systems. The costs related to significant security breaches or disruptions could be material and cause us to incur significant expenses, and any cybersecurity insurance that we may have in place may not cover such expenses.
Our global profile and international operations expose us to geopolitical events or issues which may increase cybersecurity risks on a global basis. Our worldwide operations also mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. The variety of U.S. and international privacy and cybersecurity laws and regulations impacting our operations are described in “—We are subject to stringent and often unsettled privacy laws, regulations, policies, and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, and contractual obligations could adversely affect our business.” and “Business—Government Regulation and Product Approval Process—Data Privacy and Security Laws.” Any data security breaches, cyber-attacks, malicious intrusions, or significant disruptions could result in actions by regulatory bodies or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.
Our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems. We experience continuing changes in information processing technology, legal and regulatory standards, patient and customer information use cases, techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with our changing products and services. We also face business and regulatory risks relating to our use of AI systems in our business operations and products. These systems are susceptible to flaws, biases, malfunctions, or manipulations, which may disrupt our operations, result in erroneous decision-making, elevate our cyber risk profile, or expose us to penalties from non-compliance with emerging regulations. There can be no assurance that our efforts to keep pace with continuing changes in information processing technologies, including AI systems, and to deploy these technologies to our business operations and products will be successful or that additional systems issues will not arise in the future.
Medical devices are increasingly connected to the internet, hospital networks, and other medical devices to provide features that improve healthcare and increase the ability of HCPs to treat PWD and PWD to manage their conditions. These same features may also increase cybersecurity risks and the risks of unauthorized access and use by third parties. As such, a cyber-attack which intrudes, disrupts, or corrupts our devices, products, and services or related devices, products, and services could impact the quality of care PWD receive or the confidentiality of patient information. Additionally, modifying or using any such devices, products, or services in a way inconsistent with our U.S. FDA clearances and approvals may create risks to users and potential exposure to us.

If our information technology systems, products, or services, or those of our third-party vendors, or our sensitive data are compromised, there are many consequences that could result. Consequences include, but are not limited to:
•customers or employees being exposed to financial or medical identity theft or suffering a loss of product functionality;
•losing existing customers or having difficulty attracting new customers;
•experiencing difficulty preventing, detecting, and controlling fraud;
•being exposed to the loss or misuse of confidential information;
•having disputes with PWD, physicians, and other HCPs;
•suffering regulatory sanctions or penalties under U.S. federal laws, state laws, or the laws of other jurisdictions;
•experiencing increases in operating expenses or an impairment in our ability to conduct our operations;
•incurring expenses or losing revenue as a result of a data privacy breach;
•product failure;
•information technology outages or disruptions; and
•suffering other adverse consequences including lawsuits or other legal action and damage to our reputation.
We are subject to stringent and often unsettled privacy laws, regulations, policies, and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, and contractual obligations could adversely affect our business.
We are subject to evolving data privacy and protection laws and regulations that apply to the collection, transmission, storage, and use of personally identifying information or personal data. See “Business—Government Regulation and Product Approval Process—Data Privacy and Security Laws.” Determining whether such information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. The global nature of our business necessitates compliance with privacy regimes around the globe.
In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act (“HIPAA”) establish privacy and security standards that limit the use and disclosure of personally identifiable health information, or protected health information, and require the implementation of additional administrative, physical, and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity, and availability of electronic protected health information. If we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face significant administrative, civil, and criminal penalties.
In the United States, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act and its regulations (collectively, the “CCPA”), requires companies that process information on California residents to make disclosures to consumers about their data collection, use, and sharing practices, allows consumers to opt out of certain data sharing with third parties, provides a new private right of action for certain data breaches, and creates a state agency that is vested with authority to implement and enforce the CCPA. Several other U.S. states have enacted or proposed their own data privacy laws, and it is expected that other states will enact their own laws. Moreover, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees, or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally, and such laws may differ from each other, which may complicate compliance efforts.
In Europe, we are subject to the EU’s General Data Protection Regulation (the “EU GDPR”), as well as the UK General Data Protection Regulation and the UK Data Protection Act 2018 (collectively, the “UK GDPR”), which currently imposes the same obligations as the EU GDPR in most material respects. The EU GDPR and the UK GDPR impose strict rules on the processing of personal information and transfers of personal information to countries outside of the European Union/European Economic Area (the “EU/EEA”) and the United Kingdom, respectively. As the enforcement landscape develops and supervisory authorities issue further guidance on international data transfers, we could suffer additional costs, complaints, or regulatory investigations or fines, we may have to make certain operational changes, and we may have to implement revised transfer mechanisms within required time frames.
Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials, public censure, claims for damages by affected individuals, damage to our reputation, and loss of goodwill, any of which could adversely affect our business, results of operations, financial condition, cash flows, reputation, or competitive position.
The failure to comply with anti-corruption laws could materially adversely affect our business and result in civil or criminal sanctions.
The U.S. FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business and to ensure adequate internal controls, books, and records. Because of the predominance of government-administered healthcare systems in many jurisdictions around the world, many of our customer relationships outside of the United States are with governmental entities and are therefore potentially subject to such laws. We also participate in public-private partnerships and other commercial and policy arrangements with governments around the globe.
Global enforcement of anti-corruption laws has increased in recent years, including investigations and enforcement proceedings leading to assessment of significant fines and penalties against companies and individuals. Our international operations create a risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents, or distributors. We maintain various controls aligned with legal requirements to prevent and prohibit improper practices, including policies, programs, and training for our employees and third-party intermediaries acting on our behalf. However, existing safeguards and any future improvements may not always be effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we could be held responsible. In addition, regulators could seek to hold us liable for conduct committed by companies in which we invest or that we acquire. Any alleged or actual violations of these regulations may subject us to government scrutiny, criminal or civil sanctions, and other liabilities, including exclusion from government contracting, and could disrupt our business, adversely affect our reputation, and result in a material adverse effect on our business, results of operations, financial condition, and cash flows.
Laws and regulations governing international business operations could adversely impact our business.
The U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) and the U.S. Commerce Department’s Bureau of Industry and Security (BIS) administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons from conducting activities in, transacting business with, or making investments in certain countries, governments, entities, and individuals subject to U.S. economic sanctions or export restrictions. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities, and individuals, and are constantly changing. Further restrictions may be enacted, amended, enforced, or interpreted in a manner that materially impacts our operations.
From time to time, we have limited business dealings in countries subject to comprehensive sanctions, including Iran, Cuba, and the region of Crimea, as well as Russia and Belarus. Certain of our subsidiaries sell medical devices, and may provide related services, to distributors and other purchasing bodies in such countries or regions. These business dealings represent an insignificant amount of our consolidated revenues and income but expose us to a heightened risk of violating applicable sanctions regulations. Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts, and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist with our compliance with such laws and regulations. However, such regulations may impact our ability to continue operations in certain countries and require additional licenses which we may not be able to obtain or maintain. There can be no assurance that our policies and procedures will prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, results of operations, financial condition, and cash flows.
Climate change, or legal, regulatory, or market measures to address climate change, may materially adversely affect our financial condition and business operations.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere presents risks to our current and future operations. We face current and long-term operational risks and have in the past experienced business interruptions from severe weather events and other natural and man-made conditions, such as hurricanes, tornadoes, droughts, extreme temperatures, wildfires, or flooding. Such severe weather events caused by or related to climate change or other conditions caused by natural or man-made disasters have in the past and could in the future increase our operational costs, pose physical risks to our facilities, and adversely impact our supply chain, including manufacturing and distribution networks, the availability and cost of raw materials and components, and energy supply, transportation, or other inputs necessary for the operation of our business. The impacts of climate change on global water resources may result in water scarcity, which could impact our ability to access sufficient quantities of water in certain locations and result in increased costs. Although it is difficult to predict and adequately prepare to meet the challenges to our business posed by climate change, concerns over climate change have resulted and could result in new laws or regulations that are more stringent. For example, in October 2023, California enacted various laws that will require companies that do business in California and meet certain financial thresholds to publicly disclose their Scope 1, 2, and 3 greenhouse gas emissions and issue public reports on their climate-related financial risk and related mitigation measures. As a result of these and other climate-related laws or requirements, we may experience increased compliance burdens and costs to meet the regulatory obligations, as well as adverse impacts on raw material sourcing, manufacturing operations, and the distribution of our products. While there have been a series of proposals and changes at the U.S. federal and state level to revise programs related to climate change and other environmental rules and regulations, we cannot predict at this time the extent of future changes to such programs, laws, or regulations, the outcome such revisions will have on the climate change and environmental regulatory landscape, or the ultimate impact on our business.
We are subject to EHS laws and regulations and the risk of environmental liabilities, violations, and litigation.
We are subject to EHS laws and regulations, as enforced by international, federal, state, and local authorities, including the U.S. EPA, U.S. Occupational Health and Safety Administration, and analogous state agencies, concerning, among other things: the generation, handling, transportation, storage, and disposal of hazardous substances or wastes; human health and safety; the remediation of hazardous substances or materials; and emissions or discharges into the land, air, or water. Under certain environmental laws, we could be subject to strict, joint, and several liability for investigating and remediating contamination at properties we currently or formerly owned, leased, or operated, or at third-party sites to which we sent wastes. We are further subject to numerous laws and regulations concerning, among other things, chemical constituents in medical products and end-of-life disposal and take-back programs for medical devices. Our operations and those of certain of our third-party suppliers involve the use of substances subject to these laws and regulations, primarily those used in manufacturing and sterilization processes. If we or our suppliers violate any EHS laws and regulations, violators could be fined or otherwise sanctioned, and in extraordinary situations, facilities could be shut down. New laws and regulations, violations of these laws or regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require us to incur costs or become the basis for new or increased liabilities or other risks that could be material.
In particular, many regulatory agencies in the United States and internationally are imposing new and evolving regulatory requirements on the safe use of certain chemicals which may be contained in our products or used during the manufacturing or sterilization processes, including EtO and per- and polyfluoroalkyl substances (“PFAS”), and evaluating their potential impact on health and the environment. We are actively working with suppliers to evaluate the use or presence of PFAS and the use of EtO for sterilization in our products or manufacturing processes to help ensure compliance with such requirements. These and other global regulatory developments may require us to take additional actions, including investigation, remediation, and compliance actions, may result in additional litigation and enforcement actions or increase our costs, or could trigger additional community concerns or other reputational risks.
We are subject to risks related to sustainability practices and initiatives.
There is continued focus from our stakeholders, as well as regulatory authorities in the United States, EU, and other global jurisdictions in which we operate, on sustainability practices and disclosure. Stakeholders’ expectations are not uniform, and proponents and opponents of various sustainability-related matters have increasingly resulted in a range of activism and legal and regulatory developments. If we do not succeed in meeting, or are perceived as not meeting, stakeholders’ expectations, whether in support of or against sustainability-related matters, or stated sustainability goals and objectives, such as environmental stewardship, inclusion initiatives, supply chain practices, good corporate governance, workplace conduct, and support for local communities, or if we do not effectively respond to new or revised legal, regulatory, or reporting requirements concerning sustainability-related matters, including climate change or other sustainability concerns, we may be subject to enforcement actions, litigation risks, regulatory fines and penalties, or other sanctions, our reputation or the reputation of our brands may suffer, we may be unable to attract and retain top talent, and our stock price may be negatively affected, among other things.
Enhanced or conflicting sustainability-related laws, regulations, and expectations in and across the jurisdictions in which we do business may increase compliance burdens and costs for us and for third parties throughout our global supply chain, which could cause disruption in the sourcing, manufacturing, and distribution of our products and adversely affect our business, results of operations, financial condition, and cash flows. Notably, we will be subject to sustainability reporting requirements imposed by the EU’s Corporate Sustainability Reporting Directive (the “CSRD”). The CSRD requires a “double materiality” analysis, which means that companies will have to report on how sustainability issues might create financial risks for them and on their own impacts on people and the environment. While we cannot predict the outcome of any future modifications to the CSRD, due to our EU operations, we believe the CSRD currently will apply to us for fiscal year 2028 reporting, which will require us to disclose a range of sustainability-related matters. Reporting on sustainability goals and objectives may cause us to expend significant capital and human resources, and could divert our management’s attention from operating and growing our business. Reports could also lead to the disclosure of information which may have a negative impact on our operations and reputation or attract negative scrutiny. Failure to accurately comply with any sustainability reporting obligations may result in enforcement actions, sanctions, reputational harm, or private litigation, among other things.
Changes in tax laws, adverse outcomes resulting from examination of our tax returns, or other exposure to additional income tax liabilities could have a material impact on our business, results of operations, financial condition, and cash flows.
The tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have a material impact on our business, results of operations, financial condition, and cash flows.
The Organization for Economic Co-operation and Development (OECD) has published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15% in each jurisdiction in which the group operates. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Model Rules. A number of countries in which we and our subsidiaries operate have enacted legislation to implement the core elements of the Pillar Two Model Rules, and the application of these rules in any of the jurisdictions may impact the financial results of us or our subsidiaries.
We are subject to ongoing tax audits in the various jurisdictions in which we operate. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our business, results of operations, financial condition, and cash flows.
We have recorded reserves for potential payments of tax to various tax authorities related to uncertain tax positions. However, the calculation of such tax liabilities involves the application of complex tax laws, regulations, and treaties (where applicable) in many jurisdictions. Therefore, any dispute with a tax authority may result in a payment that is significantly different from current estimates. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities generally would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the amount for which it is ultimately liable, we would incur additional charges, and such charges could have a material adverse effect on our business, results of operations, financial condition, and cash flows.
Our ability to use our net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
Our ability to use our NOLs to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability. In addition, realization of deferred tax assets, including net operating loss carryforwards, depends upon our future earnings in applicable tax jurisdictions. If we have insufficient future taxable income in the applicable tax jurisdiction for any reason, including any future corporate reorganization or restructuring activities, we may be limited in our ability to utilize some or all of our NOLs to offset such income and reduce our tax liability in that jurisdiction. There is also a risk that due to regulatory changes or changes to the laws in the jurisdictions in which we operate, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable either in whole or in part to offset future income tax liabilities.
Risks Related to the Separation and the Divestment
We have a limited history of operating as a standalone public company, and our historical and pro forma financial information may not necessarily reflect the results that we would have achieved as a standalone public company or what our results may be in the future.
Since 2001, we have operated as part of Medtronic. The financial information included in this prospectus has been prepared from Medtronic’s historical accounting records and is derived from the consolidated financial statements of Medtronic to present the Diabetes Operating Unit as if it had been operating on a standalone basis. Accordingly, this information may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented or what our financial condition, results of operations, and cash flows may be in the future, primarily because of the following factors:
•Prior to the Separation, our business has been operated by Medtronic as part of its broader corporate organization, rather than as an independent company. Medtronic or one of its affiliates performed various corporate functions for us, such as tax, legal, information technology, treasury, accounting, internal auditing, human resources, investor relations, risk management, regulatory, compliance, insurance, finance, regional sales and marketing, customer care, quality, operations, demand and supply planning, procurement, warehousing, distribution, real estate, and EHS functions. Following the Separation and the Divestment, Medtronic will continue to provide some of these functions to us as we complete our transition to an independent, publicly traded company. See “Certain Relationships and Related Person Transactions.” Our historical and pro forma financial results reflect allocations of corporate expenses from Medtronic for such functions, which may be less than the expenses we would have incurred had we operated as a separate, publicly traded company. We will need to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which we will no longer have access once the terms of our arrangements with Medtronic expire. These initiatives to develop our independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure will be costly to implement, and we will incur additive costs in implementing such initiatives currently provided to us by Medtronic. In addition, we may be unable to obtain replacement services on similar terms as those provided by Medtronic. We may not be able to operate our business as efficiently or at comparable costs, and our results of operations may be adversely affected.
•Currently, our business is integrated with the other businesses of Medtronic. Historically, we have been able to utilize Medtronic’s overall size and scope in procuring various goods and services and have shared economies of scope and scale in costs, employees, vendor relationships, and customer relationships. Although we will enter into transition agreements with Medtronic, these arrangements may not fully capture the benefits we have enjoyed as a result of being integrated with Medtronic. As a separate, independent company, we may be unable to obtain goods and services at the prices and terms that Medtronic obtained prior to the Separation, which could adversely affect our results of operations. After the completion of the Separation, the cost of capital for our business may be higher than Medtronic’s cost of capital prior to the Separation.
•Our historical and pro forma financial results reflect the direct and indirect costs for the services historically provided by Medtronic to us. Following the completion of this offering, Medtronic will continue to provide some of these services to us on a transitional basis pursuant to the Transition Services Agreement and other transitional agreements. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.” Our historical financial information does not reflect our obligations under the various transitional agreements we will enter into with Medtronic in connection with the Separation. At the end of the transitional periods specified in these agreements, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may significantly exceed the comparable expenses we have incurred in the past.
•Our working capital requirements and capital expenditures have historically been satisfied as part of Medtronic’s corporate-wide cash management and centralized funding programs, and our cost of capital may differ significantly from the historical amounts reflected in our historical financial statements.
•As an independent public company, we will separately become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and will be required to prepare standalone financial statements according to the rules and regulations required by the Securities and Exchange Commission (the “SEC”). See “—Risks Related to the Separation and Divestment—Our accounting, tax, and other management systems and resources may not be adequately prepared to meet the independent financial reporting, transparency, and other requirements to which we will be subject as a standalone, publicly traded company following the Separation.”
Other significant changes may occur in our cost structure, management, financing, and business operations as a result of operating as a company separate from Medtronic. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of our business, see “About this Prospectus—Basis of Presentation,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements and accompanying notes included elsewhere in this prospectus.
Our unaudited pro forma condensed combined financial statements included in this prospectus have been presented for illustrative and informational purposes only. The unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented. In addition, the unaudited pro forma condensed combined financial data may not necessarily reflect what our financial condition, results of operations, and cash flows may be in the future. The unaudited pro forma condensed combined financial data is based upon available information and assumptions that we believe are reasonable and supportable. Actual results, however, may vary.

Following the Separation and the Divestment, our financial profile will change, and we will be a smaller, less diversified company than Medtronic prior to the Separation.
The Separation will result in each of Medtronic and the Company being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, we may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital, and financing requirements may be subject to increased volatility and, because we will no longer be able to use cash flow from Medtronic to fund our investments and operations, our ability to fund capital expenditures and investments, pay dividends, if any, and service debt may be diminished.
We may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect our business, results of operations, financial condition, and cash flows.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to provide a number of benefits, including those described elsewhere in this prospectus.
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:
•the Separation will demand significant management resources and require significant amounts of our management’s time and effort, which may divert our management’s attention from operating and growing our business;
•we may experience employee turnover or attrition in connection with the Separation;
•following the Separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Medtronic because our business will be less diversified than Medtronic’s business prior to the completion of the Separation;
•after the Separation, as a standalone company, we may be unable to obtain certain goods, services, and technologies, or obtain them at prices or on terms as favorable as those Medtronic obtained prior to completion of the Separation;
•in connection with the Separation and transition to being a standalone public company, we will incur costs that will, in the aggregate, be substantial, and these costs may include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to the Company, tax costs, costs to separate information systems and establish an independent manufacturing footprint and distribution network, costs to establish our own real estate footprint, costs of negotiating our own contracts, costs to rebrand and relabel, and costs of developing an independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure;
•to preserve the generally tax-free treatment for U.S. federal income tax purposes to Medtronic of certain steps of the Separation and the Divestment, if pursued, our ability to pursue certain strategic transactions may be restricted; and
•other actions required to separate the respective businesses could disrupt our operations.
If we fail to achieve some or all of the benefits expected to result from the Separation, if such benefits are delayed, or if the anticipated structure of the Separation were to change, it could have a material adverse effect on our competitive position, business, financial condition, results of operations, and cash flows.

Medtronic’s plan to separate the Diabetes Operating Unit into an independent, publicly traded company is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
Medtronic’s separation of the Diabetes Operating Unit into an independent, publicly traded company is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of Medtronic’s markets, regulatory approvals or clearances, the uncertainty of the financial markets, and challenges in executing the Separation, could delay or prevent the completion of the proposed Separation, result in changes to the anticipated structure and manner of the Separation, or cause the Separation to occur on terms or conditions that are different or less favorable to us than expected. Additionally, the Medtronic board of directors, in its sole and absolute discretion, may decide not to proceed with the Divestment, on the terms and in the manner then disclosed or at all, at any time prior to the date of the Divestment or if no Divestment has occurred, the date that Medtronic ceases to control us (the “Divestment Date”).
The process of completing the Separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The Separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the Separation is not completed or is not well executed, or the expected benefits of the Separation are not realized. Executing the Separation will also require significant amounts of our management’s time and effort, which may divert our management’s attention from operating and growing our business. Other challenges and potential costs associated with effectively executing the Separation include attracting, retaining, and motivating employees during the pendency of the Separation and following its completion; addressing disruptions to our supply chain, manufacturing, sales and distribution, and other operations resulting from separating the Diabetes Operating Unit into an independent, publicly traded company; separating Medtronic’s information systems; and developing an independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure.
We could experience temporary interruptions in business operations and incur substantial additional costs as we build our information technology infrastructure and transition our data to our own systems.
We will engage in the process of either creating our own or engaging third parties to provide information technology infrastructure and systems to support our critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, sales, invoicing, customer service, inventory control, and distribution, in order to replace many of the systems Medtronic currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from Medtronic’s existing transactional and operational systems, data centers, databases, programming languages, and the transition services that support these functions as we replace these systems. We may not be successful in implementing our new systems and transitioning our data, and we may incur substantially higher costs for implementation than currently anticipated. Our failure to avoid operational interruptions as we implement the new systems, transition our data, and replace Medtronic’s information technology services, or our failure to implement the new systems, transition our data, and replace Medtronic’s services successfully and cost-effectively, could disrupt our business operations or have a material adverse effect on our profitability. If we are unable to replicate or transition certain systems, our ability to comply with regulatory requirements could be impaired. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.
Our accounting, tax, and other management systems and resources may not be adequately prepared to meet the independent financial reporting, transparency, and other requirements to which we will be subject as a standalone, publicly traded company following the Separation.
Our financial results previously were included within the consolidated results of Medtronic, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the Separation, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments beginning with our second annual report on Form 10-K. These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources. We may not have sufficient time following the Separation to meet these obligations by the applicable deadlines.
Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, to the Company, implement additional financial and management controls, reporting systems, and procedures, and hire additional accounting, legal, tax, and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement our financial and management controls, reporting systems, information technology, and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. In the event we are unable to implement a sufficient tax reporting system and related processes, we may be unable to comply with tax law and face penalties associated with our lack of compliance. Any failure to achieve and maintain effective internal controls could result in adverse regulatory consequences or loss of investor confidence, which could limit our ability to access the global capital markets and could have a material adverse effect on our business, financial condition, results of operations, cash flows, or the market price of our securities.
In connection with the Separation, we may be required to indemnify Medtronic for certain liabilities, Medtronic’s indemnities to us may be insufficient, and we will have very limited access to Medtronic’s insurance and will be essentially uninsured for many types of claims related to events that occurred before the Separation.
Pursuant to the Separation Agreement and certain other agreements between us and Medtronic, each party will agree to indemnify the other for certain liabilities, in each case for potentially uncapped amounts, as discussed further in the section entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement” of this prospectus. Indemnities that we may be required to provide Medtronic are not subject to any cap, may be significant, and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that Medtronic has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of operating our business. Further, the indemnities from Medtronic for our benefit may not be sufficient to protect us against the full amount of such liabilities, and Medtronic may not be able to fully satisfy its indemnification obligations.
In addition, pursuant to the Separation Agreement, Medtronic intends to remove us, and our respective employees, officers, and directors, as insured parties under Medtronic’s insurance policies (self-funded or otherwise) immediately prior to the Separation date. From and after the Separation date, we will not have access to, or the right to make claims under, Medtronic’s insurance policies for any facts, circumstances, events, or matters occurring on or after the Separation date. While we may assert certain claims under Medtronic’s insurance policies for liabilities associated with occurrences prior to the Separation, such coverage is very limited as Medtronic self-insures most of its insurable risks. Any limited coverage available to us is subject to Medtronic’s primary control over such claims and the terms and conditions of the relevant insurance policies and may be denied by Medtronic’s insurers. Consequently, we will be uninsured for most types of claims related to our business that arose prior to the Separation, including claims related to product liability, intellectual property disputes, cybersecurity, privacy, commercial disputes, employment matters, and government investigations. Furthermore, following the Separation, we will need to obtain our own insurance coverage, which may be costly or difficult to obtain on favorable terms, and we may be exposed to significant uninsured liabilities for any claims that arose prior to the completion of this offering. Each of the foregoing risks could negatively affect our business, results of operations, financial condition, and cash flows.
Medtronic may fail to perform under various transaction agreements that will be executed as part of the Separation, or we may fail to have necessary infrastructure, systems, and services in place when certain of the transaction agreements expire.
In connection with the Separation, we and Medtronic will enter into the Separation Agreement and various other agreements, including the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property

Cross-License Agreements, the Transitional Trademark Cross-License Agreement, the Trademark Co-Existence Agreement, the Transition Services Agreement, the Registration Rights Agreement, the Juncos Lease and Services Agreements, and the Transition Manufacturing Agreements. These agreements, together with the documents and agreements by which the internal reorganization of the Diabetes Operating Unit will be effected by Medtronic, will determine the allocation of assets and liabilities between the companies following the Separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. Certain of these agreements will also provide for the performance of services by each company for the benefit of the other for a period of time after the Separation. We will rely on Medtronic to satisfy its performance and payment obligations under these agreements. If Medtronic is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. These agreements are discussed in greater detail in the section entitled “Certain Relationships and Related Person Transactions.”
If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional transaction agreements expire, we may not be able to operate our business effectively, and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Medtronic currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from Medtronic’s systems to ours. These systems and services may also be more expensive or less efficient than the systems and services Medtronic is expected to provide during the transition period.
We may be held liable to Medtronic if we fail to perform certain services or supply obligations under the Transition Services Agreement, and the performance of such services or supply obligations may negatively impact our business and operations.
In connection with the Separation, we and Medtronic will enter into various agreements, including a Transition Services Agreement, that will provide for the performance of certain services and the supply of certain products by us for the benefit of Medtronic for a period of time after the Separation. If we do not satisfactorily perform our obligations under these agreements, we may be held liable for any resulting losses suffered by Medtronic, subject to certain limits. In addition, during the transition services period, our management and employees may be required to divert their attention away from our business in order to provide services to Medtronic or manage aspects of the transition agreements between us and Medtronic, which could adversely affect our business.
We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Medtronic.
The agreements we will enter into with Medtronic in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreements, the Transitional Trademark Cross-License Agreement, the Trademark Co-Existence Agreement, the Transition Services Agreement, the Registration Rights Agreement, the Juncos Lease and Services Agreements, and the Transition Manufacturing and Supply Agreement were prepared in the context of the Separation while our business was still operated by and as part of Medtronic. Accordingly, during the period in which these agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Medtronic. The terms of these agreements, including the fees charged for services provided under these agreements, were primarily determined by Medtronic and, as a result, may not necessarily reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties or from arm’s-length negotiations between Medtronic and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction. See “Certain Relationships and Related Person Transactions.”

Under the terms of the Separation, our ability to manage our manufacturing operations will be restricted under the terms of the Juncos Lease and Services Agreements and the Tax Matters Agreement, and we therefore may not be able to fully conduct these operations in a manner that is optimal for our business.
Our Juncos facility currently manufactures products representing the majority of our revenue. Following the Separation, Medtronic will lease a portion of the Juncos facility from us so it may continue to manufacture certain of its products at the facility. The term of the lease will be up to ten years if Medtronic fully exercises its renewal options. During the term of the lease, we will not be able to utilize all of the facility’s current manufacturing capacity to support our business. In addition, the terms of the lease will require us to devote time and resources to fulfill our obligations as a landlord, including obligations to maintain the facility’s structural elements and systems that serve Medtronic’s production operations, ensure adequate utility capacity exists for Medtronic’s portion of the facility, segregate areas used by our and Medtronic’s production operations to ensure our operations do not interfere with Medtronic’s operations, and maintain common and shares access areas. We may also be subject to EHS or other risks or liabilities related to Medtronic’s production operations to which we would not otherwise be subject, and the remediation of any quality audit findings related to Medtronic’s production operations may create obligations for us to which we would not otherwise be subject. Furthermore, during the term of the lease we will be prohibited without Medtronic’s consent from assigning our interest in the lease to a third party which could, among other things, limit our ability to sell the facility. In addition, in order to preserve the intended Puerto Rican tax treatment with respect to the Separation and Divestment, we will enter into the Tax Matters Agreement that, among other things, will require us to maintain a minimum head count and level of operations at the Juncos facility for a period ending up to two full fiscal years after the Divestment, if Medtronic fully exercises its renewal options. These agreements may therefore limit our flexibility to operate the Juncos facility in the manner we believe is best for our business and/or increase our costs to operate the facility, and may also limit our ability divest ourselves of the facility if we have determined it is in the best interest of our business to do so, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Under the Transition Manufacturing and Supply Agreement, Medtronic will continue to provide us certain product development and manufacturing services for only a limited period of time after the Separation, and we will therefore need to put in place alternatives to maintain our ability to develop and produce certain of our products.
Medtronic currently provides us certain product development and manufacturing services with respect to components for next-generation CGMs in our development pipeline, as well as certain of our other products. Under the Transition Manufacturing and Supply Agreement, Medtronic will continue to provide us with these services for a term of two years after the Separation, which term may be renewed at Medtronic’s option for an additional term of one year, after which time we will need to have in place alternative third-party suppliers. We will need to make significant investments in connection with putting in place alternatives, including evaluating and validating new third-party suppliers, scaling operations for commercial production, and integrating componentry into our supply chains and production flows. If we are unable to effectively put alternative suppliers in place in a timely fashion, our ability to develop and produce our next-generation CGM products and certain other products may be negatively impacted, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Following the Separation and the Divestment, certain of our directors and executive officers may have actual or potential conflicts of interest because of their positions with or financial interests in Medtronic.
Certain of our expected executive officers and directors will continue to own equity interests in Medtronic following the Separation and the Divestment, whether because of their current or former positions with Medtronic or otherwise. In addition, certain of Medtronic’s current executive officers are expected to become our directors. These factors could create, or appear to create, potential conflicts of interest to the extent that we and Medtronic face decisions that could have different implications for the two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between us and Medtronic regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies. In addition, given these relationships, PWD or other third parties may confuse our business with that of Medtronic, or there may be a perceived link between our and Medtronic’s products, each of which could affect our business, competitive position, and market perception.
We expect that provisions relating to certain relationships and transactions in our amended and restated certificate of incorporation will address certain actual or potential conflicts of interest between us, on the one hand, and Medtronic and its directors, officers, or employees who are our directors, officers, or employees, on the other hand. By becoming our stockholder, you will be deemed to have notice of, and consented to, these provisions of our amended and restated certificate of incorporation. For example, we are expected to renounce any interest or expectancy of ours in any corporate opportunities that are presented to our directors, officers, or employees who are also directors, officers, or employees of Medtronic, and such director, officer, or employee will have no duty to communicate or present such corporate opportunity to us, in each case so long as such corporate opportunity was not expressly offered to such person solely in their capacity as our director or officer. Although these provisions are designed to resolve certain conflicts of interest between us and Medtronic fairly, we cannot assure you that any conflicts of interest will be so resolved. See “Description of Capital Stock—Conflicts of Interest; Corporate Opportunities.”
The divestment of Medtronic’s remaining equity interest in us may not occur.
Upon completion of this offering, Medtronic will continue to own 90.03% of the voting power of our shares of common stock eligible to vote in the election of our directors (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). While Medtronic has informed us that, following the completion of this offering, it intends to effect the Divestment, Medtronic has no obligation to complete the Divestment. Whether Medtronic proceeds with the Divestment, in whole or in part, and the timing thereof, is in Medtronic’s sole discretion and may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, the receipt of the Tax Opinions, and Medtronic having sufficient distributable reserves to effect the Divestment. Even if Medtronic elects to pursue the Divestment, Medtronic has the right to abandon or change the structure of the Divestment if Medtronic determines, in its sole discretion, that the Divestment is not in the best interests of Medtronic or its shareholders.
Furthermore, if the Divestment does not occur, and Medtronic does not otherwise dispose of its shares of our common stock, the risks relating to Medtronic’s control of us and the potential business conflicts of interest between us and Medtronic will continue to be relevant to our stockholders. See “—Risks Related to Our Relationship with Medtronic—Following the completion of this offering, Medtronic will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.”
If Medtronic completes the Divestment in a transaction that is intended to be generally tax-free for U.S. federal income tax purposes and there is later a determination that certain steps of the Separation or the Divestment are taxable because the facts, assumptions, representations, or undertakings underlying the Tax Opinions are incorrect or for any other reason, then Medtronic and its shareholders could incur significant U.S. federal, state, and foreign income tax liabilities and we could incur significant liabilities through our indemnification obligations under the Tax Matters Agreement.
If Medtronic completes the Divestment in a transaction that is intended to be tax-free for U.S. federal income tax purposes, Medtronic will have received the Tax Opinions from its U.S. tax advisors substantially to the effect that, among other things, the Divestment will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code. Medtronic does not intend to obtain a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Divestment (or other steps of the Separation) as transactions that are tax-free for U.S. federal income tax purposes. The consummation of the Divestment is conditioned on, among other things, the receipt of the Tax Opinions. The Tax Opinions will rely on certain facts, assumptions, representations, and undertakings from us and Medtronic regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, Medtronic and its shareholders may not be able to rely on the Tax Opinions and could be subject to significant tax liabilities. The legal authorities on which the

Tax Opinions will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. Opinions of counsel are not binding on the IRS or the courts, and notwithstanding the Tax Opinions, the IRS could determine on audit that certain steps of the Separation or the Divestment are taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the Tax Opinions, or for other reasons, including as a result of changes in law with retroactive effect or certain significant changes in our stock ownership or the stock ownership of Medtronic following the completion of the Divestment.
If certain steps of the Separation or the Divestment are determined to be taxable for U.S. federal income tax purposes, then Medtronic or its shareholders could incur significant U.S. federal income tax liabilities and we could also incur significant liabilities under the Tax Matters Agreement. Under the Tax Matters Agreement, we will generally be required to indemnify Medtronic against taxes incurred by Medtronic arising from any breach of representations made by us (including those provided in connection with the Tax Opinions) or from certain other acts or omissions, in each case that result in certain steps of the Separation or the Divestment failing to meet the requirements under Sections 355, 361, and 368(a)(1)(D) of the Code, and we will also be responsible for 50% of certain unanticipated tax liabilities related to the Separation or the Divestment, if such taxes materialize. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
Although, under the Tax Matters Agreement, Medtronic will generally be responsible for taxes due with respect to consolidated or joint tax returns for all periods prior to the completion of this offering for consolidated groups including Medtronic or its subsidiaries and us and our subsidiaries, we nevertheless will have joint and several liability with Medtronic for certain consolidated U.S. federal income taxes of such groups for taxable periods during which we or our affiliates were members of such groups.
Following the completion of this offering, we do not expect to be included in a U.S. federal consolidated group tax return with affiliates of Medtronic. Moreover, Medtronic will generally be responsible for all U.S. federal income taxes imposed on a Medtronic consolidated tax return group and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the date of the completion of this offering.
Nevertheless, because certain of our subsidiaries were members of a consolidated U.S. federal income tax group that includes certain subsidiaries of Medtronic, such subsidiaries have (and will continue to have following the offering and, if pursued, the Divestment) joint and several liability with such subsidiaries of Medtronic for the consolidated U.S. federal income taxes of such members of the Medtronic group relating to the taxable periods in which such subsidiaries were part of such group. Such liabilities include liabilities in respect of Medtronic’s litigation for fiscal years 2005 and 2006 that relate to the allocation of income between Medtronic, Inc. and its wholly owned subsidiary operating in Puerto Rico, one of Medtronic, Inc.’s key manufacturing sites, which could be material to us. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
We may be affected by significant restrictions, including on our ability to engage in certain corporate transactions, for a two-year period following the completion of the Divestment, if pursued, in order to avoid triggering significant tax-related liabilities.
To preserve the generally tax-free treatment of certain steps of the Separation and the Divestment for U.S. federal income tax purposes, we will be restricted under the Tax Matters Agreement from taking certain actions (including, among others, actions related to the sale and/or discontinuance of certain business activities and/or assets) that would prevent certain steps of the Separation and the Divestment from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the completion of the Divestment, if pursued, we will be subject to specific restrictions on our ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to shares of our common stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. These restrictions will not limit the acquisition of other businesses by us for cash consideration. In addition, under the Tax Matters Agreement, we will generally be required to indemnify Medtronic against certain tax liabilities that may result from the acquisition of our stock or assets, even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These restrictions may reduce our strategic and operating flexibility. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Tax Matters Agreement.”
Our rebranding strategy in connection with the Separation will involve substantial costs and may not produce the intended benefits if it is not favorably received by PWD or third-party partners. In addition, our continued use of legacy Medtronic branding, including the “Medtronic” brand, could adversely affect our reputation.
In connection with the Separation, we have incurred, and will continue to incur, substantial costs to rebrand the Company as “MiniMed Group, Inc.” and change the branding for certain of our products around the world. Successful promotion of this rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to PWD during the course of our transition to becoming a standalone public company. We have invested, and will continue to invest, significant resources to promote our new branding, but we cannot predict with certainty how these marketing efforts will be received, and we cannot assure you that we will be able to achieve or maintain brand recognition or status under any new names and marks at a level that is comparable to the recognition and status we historically enjoyed as part of Medtronic. If our rebranding strategy does not produce the intended benefits, our ability to retain existing customers and third-party partners and continue to attract new customers and third-party partners could be impacted, which could adversely affect our business, results of operations, financial condition, or cash flows. See “—Business and Operational Risks—If we fail to expand and maintain an effective sales force, predict and adapt to changes in markets, or successfully develop and maintain our relationships with intermediaries, our business, prospects, and brand may be materially and adversely affected.”
In addition, our continued use of legacy Medtronic branding could adversely affect our reputation. In connection with the Separation, Medtronic will license certain trademarks related to the “Medtronic” brand to us. We expect to continue to use the “Medtronic” brand for an agreed upon period of time following the completion of this offering. The license permits us to make ongoing use of certain variations of the legacy Medtronic branding for such agreed upon period of time following the Separation, based on our use of the legacy Medtronic branding prior to the Separation. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Trademark Agreements.”
As a result of this continued use of the legacy Medtronic branding, there is a risk that conduct or events adversely affecting Medtronic’s reputation could also adversely affect our reputation or the reputation of our brands. Moreover, the licenses to the legacy Medtronic branding include quality control provisions obligating us and any sublicensees to remain in compliance with applicable law and quality standards. Failure by us or any sublicensees to comply with these obligations could potentially result in termination of the licenses, which could adversely affect our business, results of operations, financial condition, and cash flows.
The transfer of certain assets and liabilities from Medtronic to us contemplated by the Separation will not be complete prior to the completion of this offering.
We expect that the Separation will be substantially completed prior to the completion of this offering. However, the Separation Agreement will provide that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents, and for other business reasons, we and Medtronic will defer until after the completion of this offering certain transfers of assets and assumptions of liabilities of businesses in certain jurisdictions. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
The net profits or losses from the operation of businesses that are not transferred prior to the completion of this offering will, to the extent reasonably practicable and permitted by applicable law, be provided to us. Nevertheless, these arrangements may introduce additional complexities to our business. We cannot assure you that any transfer that is not completed prior to the completion of this offering will occur promptly following the completion of this offering, or at all, including if we are not able to obtain necessary governmental approvals or other consents, or if there are any unanticipated developments or changes, including changes in laws or regulations, or that Medtronic will operate such businesses as we would have. Further, effecting the transfers could require more resources than expected, including out-of-pocket costs and expenses and internal management and employee time and resources, which could adversely affect our business, results of operations, financial condition, and cash flows. In the event transfers are significantly delayed or do not occur, we may not realize all of the anticipated benefits of the Separation, which could adversely affect our business, results of operations, financial condition, and cash flows.
The transfer to us of certain contracts, permits, and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits, and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
The Separation Agreement will provide that certain contracts, permits, and other assets and rights are to be transferred from Medtronic or its subsidiaries to us or our subsidiaries in connection with the Separation. The transfer of certain of these contracts, permits, and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and Medtronic are joint beneficiaries of contracts, and we and Medtronic may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to us or Medtronic.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of adverse price changes, require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets, and contractual commitments that are intended to be allocated to us as part of our separation from Medtronic, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations, and cash flows.
The assets that we acquire from Medtronic in the Separation may not be sufficient for us to operate as a standalone company, and we may experience difficulty in separating our assets from Medtronic.
Because we have not operated as a standalone company in the past, we may need to acquire assets in addition to those transferred by Medtronic to us in connection with the Separation. We may also face difficulty in separating our assets from Medtronic’s assets and integrating newly acquired assets into our business. The Separation is complex in nature and unanticipated developments or changes, including changes to applicable laws or regulations (or interpretations thereof), required consents or approvals, or other challenges in executing the Separation could delay or prevent the completion of certain aspects of the Separation, require more resources than expected (including out-of-pocket costs and expenses and internal management and employee time and resources), or cause the Separation to occur on terms or conditions that are different or less favorable to us than expected. Our business, results of operations, financial condition, and cash flows could be adversely affected if we have difficulty operating as a standalone company, fail to acquire assets that prove to be important to our operations, or incur unexpected costs in separating our assets from Medtronic’s assets or integrating newly acquired assets.
Risks Related to Our Relationship with Medtronic
Following the completion of this offering, Medtronic will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.
Upon completion of this offering, Medtronic will continue to own 90.03% of the total voting power of our outstanding shares of common stock (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). Investors in this offering generally will not be able to affect the outcome of any matter submitted to our stockholders for approval as long as Medtronic or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock.
As long as Medtronic or its successor-in-interest beneficially owns a majority of the total voting power of our outstanding shares of common stock, it will generally be able to control, whether directly or indirectly through its ability to remove and elect directors, and subject to applicable law, all matters affecting us without the approval of other stockholders, including:
•determinations with respect to our business direction and policies, including the election and removal of directors and the appointment and removal of officers;
•determinations with respect to corporate transactions, such as mergers, business combinations, or dispositions of assets;
•our financing and dividend policies;
•our compensation and benefit programs and other human resources policy decisions;
•termination of, changes to, or determinations under our agreements with Medtronic relating to the Separation;
•determinations with respect to tax matters; and
•changes to any other agreements that may adversely affect us.
If Medtronic does not complete the Divestment or otherwise dispose of its remaining equity interest in our Company, or if Medtronic purchases shares of our common stock in the open market following the completion of this offering, it could remain our controlling stockholder for an extended period of time or indefinitely. Even if Medtronic were to beneficially own less than a majority of the total voting power of our outstanding shares of common stock, Medtronic may be able to influence the outcome of corporate actions requiring stockholder approval for as long as it owns a significant portion of our common stock.
Medtronic’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Actions that Medtronic takes with respect to us, as a controlling or significant stockholder, may not be favorable to us or our other stockholders.
Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq and, as a result, will qualify for exemptions from certain corporate governance requirements of Nasdaq.
Upon completion of this offering, Medtronic will continue to own 90.03% of the voting power of our shares of common stock eligible to vote in the election of our directors (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq and, therefore, will qualify for exemptions from certain corporate governance requirements of Nasdaq, including:
•the requirement that the Board be composed of a majority of independent directors;
•the requirement that the Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or, if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate;
•the requirement that the Compensation and Talent Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•the requirement for an annual performance evaluation of the Nominating and Corporate Governance Committee and the Compensation and Talent Committee.
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq. Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of Nasdaq. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
If Medtronic sells a sufficiently large equity interest in us to a third party in a private transaction, such transaction could result in a change of control of us, and you may not realize any change-of-control premium on your shares of our common stock.
Upon completion of this offering, Medtronic will continue to own 90.03% of the total voting power of our outstanding shares of common stock (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). Medtronic will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us.
The ability of Medtronic to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded following the completion of this offering, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to Medtronic on its private sale of shares of our common stock. In the event of a change-of-control, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships, including any remaining agreements with Medtronic, could be impacted. The occurrence of any of these events could have a material adverse affect on our business, results of operations, financial condition, and cash flows.
Risks Related to This Offering and Ownership of Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.
Prior to the completion of this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for shares of our common stock will develop or be sustained following the completion of this offering. If an active trading market does not develop, you may have difficulty selling your shares of our common stock at an attractive price or at all. An inactive trading market could also impair our ability to raise capital by selling shares of our common stock, our ability to attract and motivate our employees through equity incentive awards, and our ability to acquire businesses, brands, assets, or technologies by using shares of our common stock as consideration. Furthermore, the liquidity of the market for shares of our common stock may be constrained for as long as Medtronic continues to own a significant portion of our common stock.
The stock price of our common stock may fluctuate significantly.
We cannot predict the prices at which shares of our common stock may trade after the completion of this offering. The price for shares of our common stock in this offering was determined by negotiations among us, Medtronic, and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price at the time that you would like to sell.
The market price of shares of our common stock may be highly volatile and fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
•our quarterly or annual earnings or those of our competitors;
•variations in our quarterly dividends, if any, to stockholders;
•actual or anticipated fluctuations in our operating results or those of our competitors;

•publication of research reports about us, our competitors, or our industry, changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage;
•additions or departures of key management personnel;
•strategic actions or announcements by us or our competitors;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•changes to the regulatory and legal environment in which we operate;
•litigation or governmental investigations initiated against us;
•reputational issues, including reputational issues involving our competitors and their products, Medtronic, and our third-party partners;
•actions by institutional stockholders;
•any ineffectiveness of our internal controls;
•whether, when, and in what manner Medtronic completes the Divestment, and other announcements made or actions taken by Medtronic, whether in respect of the Divestment or otherwise;
•overall market fluctuations and domestic and worldwide economic and political conditions; and
•other factors described in this “Risk Factors” section and elsewhere in this prospectus.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. If any of the forgoing events occur, it could cause our stock price to fall and may expose us to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert our management’s attention and resources. You should consider an investment in shares of our common stock to be risky, and you should invest in shares of our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment.
The Divestment, if pursued, or future sales by Medtronic or other holders of shares of our common stock, or the perception that the Divestment or such sales may occur, including following the expiration of the lock-up period, could cause the price of our common stock to decline.
Upon completion of this offering, Medtronic will continue to own 90.03% of our outstanding shares of common stock (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us). These shares will be “restricted securities” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”). Subject to contractual restrictions, including the lock-up agreements described in the paragraph below, Medtronic will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. We are unable to predict with certainty whether or when Medtronic will complete the Divestment or otherwise sell a substantial number of shares of our common stock. The distribution or sale by Medtronic of a substantial number of shares of our common stock following the completion of this offering, or a perception that such a distribution or sale could occur, could significantly reduce the prevailing market price of shares of our common stock. Upon completion of this offering, except as otherwise described in this prospectus, all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, assuming they are not held by our affiliates.

In connection with this offering, we, our executive officers, our directors, and Medtronic have agreed with the underwriters that, except with the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc., we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, and may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. When the lock-up period expires, we and our stockholders subject to lock-up agreements will be able to sell shares of our common stock in the public market. Sales of a substantial number of shares of our common stock upon expiration of the lock-up agreements, the perception that these sales may occur, or early release of these lock-up agreements could cause the market price of shares of our common stock to decline or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.
If we are unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected.
As a standalone public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in our internal control. In addition, beginning with our second annual report on Form 10-K, we expect that we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting beginning with our second annual report on Form 10-K. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating.
The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is complex, time-consuming, and costly. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected. We could also become subject to investigations by the SEC, Nasdaq, or other regulatory authorities, which could require additional financial and management resources.
The obligations associated with being a standalone public company will require significant resources and management attention.
Following the effectiveness of the registration statement of which this prospectus forms a part, we will be directly subject to reporting and other obligations under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the rules and regulations of the SEC and Nasdaq. As a standalone public company, we will be required to:
•prepare and distribute periodic reports, proxy statements, and other stockholder communications in compliance with the federal securities laws and rules;
•have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;
•maintain an internal audit function;
•institute our own financial reporting and disclosure compliance functions;
•establish an investor relations function; and

•establish internal policies, including those relating to trading in our securities and disclosure controls and procedures.
These reporting and other obligations will place significant demands on our management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that we did not incur prior to the Separation, which could adversely affect our business, results of operations, financial condition, and cash flows.
You will experience immediate and substantial dilution following the completion of this offering, and your percentage ownership in us may be further diluted in the future.
The initial public offering price per share of our common stock will be substantially higher than our pro forma net tangible book value per share of our common stock upon completion of this offering. As a result, you will pay a price per share of our common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. Assuming an initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, you will incur immediate and substantial dilution in pro forma net tangible book value in an amount of $21.62 per share of our common stock.
In the future, your percentage ownership in us may be further diluted if we issue additional shares of our common stock or convertible debt securities in connection with acquisitions, capital market transactions, or other corporate purposes, including equity awards that we may grant to our directors, officers, and employees. In connection with this offering, we intend to file a registration statement on Form S-8 to register the shares of our common stock that we expect to reserve for issuance under our proposed equity incentive plan and employee stock purchase plan. It is anticipated that the Compensation and Talent Committee will grant additional equity awards to our employees and directors following the completion of this offering, from time to time, under our proposed equity incentive plan and employee stock purchase plan. We cannot predict with certainty the size of future issuances of shares of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of shares of our common stock. Any such issuance could result in substantial dilution to our existing stockholders.
In addition, following the completion of this offering, our employees will have rights to receive shares of our common stock as a result of the conversion of their Medtronic equity awards for our equity awards. The conversion of these Medtronic awards into our awards is described in further detail in the section of this prospectus entitled “Certain Relationships and Related Person Transactions—Employee Matters Agreement—Equity Incentive Compensation.” As of the date of this prospectus, the exact number of shares of our common stock that will be subject to the converted equity awards is not determinable, and, therefore, it is not possible to determine the extent to which your percentage ownership in us could be diluted as a result of the conversion.
The Board will be authorized, without further vote or action by our stockholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix: the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of our preferred stock rights to elect directors in all events or on the occurrence of specified events or the right to veto specified transactions. In addition, the repurchase or redemption rights or liquidation preferences that we could assign to holders of our preferred stock could affect the residual value of our common stock. See “Description of Capital Stock—Preferred Stock.”

Following the completion of this offering, we expect to have debt obligations that could adversely affect our business, results of operations, or financial condition.
In connection with the Separation, we have entered into the Revolving Credit Facility (as defined in the section of this prospectus entitled “Description of Certain Indebtedness”). In addition, we may incur additional indebtedness in the future. This indebtedness could have important, adverse consequences to us and our investors, including:
•requiring a substantial portion of our cash flow from operations to make interest payments;
•making it more difficult to satisfy other obligations;
•increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing our vulnerability to general adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
•limiting our ability to pay dividends;
•limiting our flexibility in planning for, or reacting to, changes in our business and industry; and
•limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends, or repurchase shares of our common stock.
The risks described above will increase with the amount of indebtedness we incur in the future. Furthermore, to the extent our indebtedness bears interest at variable rates, our ability to borrow additional funds may be reduced and the risks described above would intensify if these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in our creditworthiness. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to service our outstanding debt or to repay the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to service or refinance our debt.
Furthermore, the restrictive covenants under the Revolving Credit Facility may limit our operating flexibility by limiting our ability to, among other things, take advantage of financing, merger and acquisition, or other opportunities, in particular if we cannot meet certain pro forma leverage ratio incurrence tests. In addition, we are required to comply with certain financial maintenance covenants under the Revolving Credit Facility. Our ability to comply with such covenants may be affected by events beyond our control, including prevailing economic, financial, and industry conditions.
We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.
We are a holding company with limited direct business operations, including conducting certain operational activities in anticipation of the planned separation of the Diabetes Operating Unit from Medtronic. Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. Dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries are our principal sources of cash to meet our obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. Our subsidiaries, including certain subsidiaries organized outside the United States, may not be able to, or may not be permitted to, pay dividends or make distributions to enable us to meet our obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax, and contractual restrictions may limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of our obligations, or if a subsidiary is unable to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets, or the issuance of equity. Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could adversely affect our business, results of operations, financial condition, and cash flows and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.
We do not expect to pay dividends on our common stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.
We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of the Board and will depend upon many factors, including our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that the Board may deem relevant. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. See “Dividend Policy.”
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could be adversely affected, resulting in a decrease in the market price of shares of our common stock.
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our combined financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net sales, and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations could be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of our common stock.
Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board rather than to attempt an unsolicited takeover not approved by the Board. These provisions will include (1) the division of the Board into three classes of directors, with each class serving a staggered three-year term; (2) the ability of our directors, and not holders of shares of our common stock, to fill vacancies on the Board (including those resulting from an enlargement of the Board); (3) the inability of holders of shares of our common stock to call a special meeting; (4) after Medtronic first ceases to beneficially own a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, the inability of holders of shares of our common stock to act by written consent; (5) procedures regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; (6) authority of the Board to issue preferred stock without stockholder vote or action; and (7) from and after the first time that Medtronic no longer beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, removal of directors only for cause and only by the affirmative vote of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors.
In addition, after Medtronic ceases to “own” at least 15% of the voting power of our outstanding shares of “voting stock” (each as defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)), Section

203 of the DGCL could also delay or prevent a change of control that you may favor. Section 203 of the DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions. See “Description of Capital Stock—Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws—Delaware Anti-Takeover Statute.”
Additionally, so long as Medtronic beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, and therefore has the ability to direct the election of all the members of the Board, directors designated by Medtronic to serve on the Board may have the ability to authorize a party, including a potential transferee of Medtronic’s shares of our common stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such party.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some of our stockholders and could delay or prevent an acquisition that the Board determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Our classified board of directors and other features of our amended and restated certificate of incorporation will make it more difficult for our stockholders to remove directors and may prevent our stockholders from effecting a change in the control of our Board.
The classified board provision that will be included in our amended and restated certificate of incorporation could have the effect of making the replacement of incumbent directors more time-consuming and difficult. In addition, from and after the first time that Medtronic no longer beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, directors may be removed only for cause and only by the affirmative vote of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors. The “for cause” standard, the supermajority removal requirement, and the classified board provision will make it more difficult for our stockholders to remove directors and will increase the likelihood that incumbent directors will retain their positions. These features of our amended and restated certificate of incorporation may delay, defer, or prevent a transaction or a change in control of us or a transaction that otherwise might be in the best interest of our stockholders.
Our amended and restated certificate of incorporation will provide that certain courts within the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for the resolution of certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim that is based upon a violation of a duty owed by any of our current or former directors, officers, employees, or stockholders to us or our stockholders; (3) any action asserting a claim arising pursuant to our amended and restated certificate of incorporation or our amended and restated bylaws; (4) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware; and (5) any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.

These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and we may incur additional costs associated with resolving such matters in other jurisdictions, which could divert our management’s attention and otherwise adversely affect our business, results of operations, financial condition, and cash flows.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect management’s assumptions, views, plans, objectives, and projections about the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, objectives of management for future operations and current expectations, or forecasts of future results, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Our forward-looking statements may include statements related to our growth and growth strategies, developments in the markets for our products, therapies, and services, financial results, product development launches and effectiveness, research and development strategy, regulatory approvals, competitive strengths, the potential or anticipated direct or indirect impact of public health crises, severe weather events or climate change, and geopolitical conflicts on our business, results of operations, and financial condition, restructuring and cost-saving initiatives, intellectual property rights, litigation and tax matters, governmental proceedings and investigations, mergers and acquisitions, divestitures, market acceptance of our products, therapies and services, accounting estimates, financing activities, ongoing contractual obligations, working capital adequacy, value of our investments, our effective tax rate, our expected returns to stockholders, and sales efforts. In some cases, such statements may be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “will,” and similar words or expressions. Forward-looking statements in this prospectus include, but are not limited to, statements regarding: our ability to drive long-term stockholder value; development and future launches of products and continued or future acceptance of products, therapies, and services in our segments; expected timing for completion of research studies relating to our products; integration of new technologies, including AI and data analytics, into our products, therapies, and services; market positioning and performance of our products, including stabilization of certain product markets; divestitures and the potential benefits thereof; the costs and benefits of integrating previous acquisitions; anticipated timing for U.S. FDA and non-U.S. regulatory approval or clearance of new products; increased presence in new markets, including markets outside the United States; changes in the market and our market share; our ability to meet growing demand for our existing products; acquisitions and investment initiatives, including the timing of regulatory approvals as well as integration of acquired companies into our operations; the resolution of tax matters; our approach towards cost containment; our expectations regarding healthcare costs, including potential changes to reimbursement policies and pricing pressures; our expectations regarding changes to patient standards of care; our ability to identify and maintain successful business partnerships; the elimination of certain positions or costs related to restructuring initiatives; outcomes in our litigation matters and governmental proceedings and investigations; general economic conditions; the adequacy of available working capital and our working capital needs; our payment of dividends and redemption of shares; the continued strength of our balance sheet and liquidity; our accounts receivable exposure; our human capital management with respect to our global workforce; the management of EHS and sustainability matters; and the potential impact of our compliance with governmental laws and regulations and accounting guidance.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations, financial condition, and cash flows. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. One must carefully consider forward-looking statements and understand that such forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in the sections entitled “Business—Government Regulation and Product Approval Process” and “Risk Factors” in this prospectus, as well as those related to:
•competition in the diabetes market;
•technological developments and breakthroughs related to diabetes;

•pricing pressure for our products;
•potential challenges or delays in the development or manufacturing of new products;
•potential reduction or interruption in our supply, including partial or complete loss of one or more of our sole suppliers;
•market acceptance of our products;
•our research and development efforts;
•our marketing efforts and sales force;
•our relationships with HCPs and intermediaries;
•development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, and partnerships with third parties;
•forecasting market demand;
•clinical and pre-clinical trials and market studies;
•clinical data and interim, preliminary, or “top-line” data from clinical trials;
•coverage and reimbursement for our products;
•failure to complete or achieve the intended benefits of acquisitions or divestitures;
•government regulations and adverse regulatory action;
•litigation results;
•quality problems;
•protection of our patent and other proprietary rights;
•healthcare policy changes;
•our information technology infrastructure and cybersecurity and privacy incidents;
•privacy laws and regulations;
•anti-corruption laws;
•climate change and legal, regulatory, and market measures related to climate change;
•EHS laws, regulations, and liabilities;
•sustainability practices and initiatives;
•tax laws and tax liabilities;
•our ability to achieve the expected benefits of and successfully execute the Separation, the Divestment, and related transactions;
•our status as a controlled company, and the possibility that Medtronic’s interests or those of certain of our executive officers and directors may conflict with our interests and the interests of our other stockholders;
•restrictions on our business, potential tax and indemnification liabilities, and substantial charges in connection with the Separation, the Divestment, and related transactions; and

•failure of our rebranding efforts in connection with the Separation to achieve market acceptance.
You should also carefully read the risk factors described in the section of this prospectus entitled “Risk Factors” for a description of the material risks that could, among other things, cause our actual results to differ materially from those expressed or implied in our forward-looking statements. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. We do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $712,320,000 based on an assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
As part of the Separation, we intend to (i) retain an amount of the net proceeds from this offering such that we will have approximately $350 million of cash on hand, which we will use for general corporate purposes, (ii) use the excess of the net proceeds from this offering over such retained amount to repay (or cause one or more of our subsidiaries to repay) intercompany debt owed to Medtronic under a note, and (iii) to the extent the net proceeds from this offering exceed the retained amount and the principal amount of such note, pay additional consideration to an affiliate of Medtronic for certain assets transferred to us in the Separation.
Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $27 million, assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by approximately $25 million, assuming the initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.

DIVIDEND POLICY
We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of the Board and will depend upon many factors, including our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing our indebtedness, general economic business conditions, industry practice, legal requirements, and other factors that the Board may deem relevant. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to pay dividends on our common stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.” and “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of October 24, 2025:
•on an actual basis as derived from our historical audited combined financial statements included elsewhere in this prospectus; and
•on an unaudited pro forma basis to give effect to (1) the Separation and related transactions as described in the section of this prospectus entitled “The Separation and Divestment Transactions—The Separation,” (2) the execution of a senior secured Revolving Credit Facility (as defined in the section of this prospectus entitled “Description of Certain Indebtedness”) with aggregate commitments of $500 million, and (3) the sale by us of 28,000,000 shares of our common stock in this offering based on an assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization would have been had we been operating as a standalone company as of October 24, 2025. In addition, the cash and cash equivalents and capitalization information in the following table may not necessarily reflect what our cash and cash equivalents and capitalization may be in the future.
The pro forma information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering. The following table should be read in conjunction with the sections of this prospectus entitled “Summary Historical and Unaudited Pro Forma Combined Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our historical audited combined financial statements included elsewhere in this prospectus.

	As of October 24, 2025
(Dollars in Millions)	Actual	Pro Forma (1)
Cash and cash equivalents	$8	$350
Debt:
Total debt (2)	$—	$—
Stockholders’ Equity:
Common stock – par value $0.01 per share (1,000,000,000 authorized shares; 280,813,348 issued shares, pro forma)	$—	$3
Net investment from Parent	3,551	—
Additional paid-in capital	—	3,738
Accumulated other comprehensive income	8	8
Accumulated deficit	—	(5)
Total equity	3,560	3,745
Total capitalization	$3,560	$3,745
__________________
(1)Assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, each $1.00 increase (decrease) in the assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $27 million, assuming the number of shares of our common stock offered in this offering by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase (decrease) of 1,000,000 shares in the number of shares of our common stock sold in this offering by us would increase (decrease) the net proceeds to us from this offering by approximately $25 million, assuming the initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)In connection with the offering and the Separation, the Company has entered into a Revolving Credit Facility with a five-year term and aggregate commitments up to $500 million. The Revolving Credit Facility is expected to remain undrawn as of the date of the Separation.

DILUTION
Our historical net tangible book value as of October 24, 2025 was approximately $1,185 million. We do not present historical net tangible book value per share because it is not meaningful.
If you invest in shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to the Separation and this offering. Pro forma net tangible book value per share of our common stock represents:
•pro forma total assets less goodwill and other intangible assets after giving effect to the Separation;
•reduced by our pro forma total liabilities; and
•divided by the number of shares of our common stock outstanding after giving effect to the Separation.
As of October 24, 2025, after giving effect to the Separation, our pro forma net tangible book value was approximately $1,028 million, or $4.07 per share of our common stock based on 252,813,348 shares of our common stock outstanding immediately prior to the completion of this offering. After giving effect to this offering, our pro forma net tangible book value was approximately $1,370 million, or $4.88 per share of our common stock based on 280,813,348 shares of our common outstanding upon completion of this offering. This represents an immediate dilution of $21.62 per share of our common stock to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share of our common stock, assuming an initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

Assumed initial public offering price per share of our common stock	$26.50
Pro forma net tangible book value per share of our common stock after giving effect to the Separation	$4.07
Increase in pro forma net tangible book value per share of our common stock attributable to new investors purchasing shares of our common stock in this offering	$0.81
Pro forma net tangible book value per share of our common stock after giving effect to the Separation and this offering	$4.88
Dilution in pro forma net tangible book value per share of our common stock to new investors purchasing shares of our common stock in this offering	$21.62
Each $1.00 increase (decrease) in the assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would not impact the pro forma net tangible book value or the pro forma net tangible book value per share of our common stock, but it would increase (decrease) dilution in pro forma net tangible book value per share of our common stock to new investors purchasing shares of our common stock in this offering by $1.00. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
If the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments, the pro forma net tangible book value per share of our common stock would be $4.81, and the dilution in pro forma net tangible book value per share of our common stock to new investors purchasing shares of our common stock in this offering would be $21.69.
The following table summarizes, on a pro forma as-adjusted basis as of October 24, 2025, after giving effect to this offering, the difference between our existing stockholder and new investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased, the total consideration paid for these shares or to be paid for these shares, and the average price per share of our common stock paid by our existing stockholder or to be paid by new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Dollars (in Millions)	Percent
Existing stockholder(1)	252,813,348	90.0%	$3,745	83.5%	$14.81
New investors	28,000,000	10.0%	$742	16.5%	$26.50
Total	280,813,348	100.0%	$4,487	100.0%	$15.98
__________________
(1)Total consideration represents the pro forma book value of the net assets being transferred to us by Medtronic in connection with the Separation.
Each $1.00 increase (decrease) in the assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors purchasing shares of our common stock in this offering by approximately $28 million, or the percent of total consideration paid by new investors purchasing shares of our common stock in this offering by approximately 0.5%, assuming the number of shares of our common stock offered in this offering as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares of our common stock sold in this offering would increase (decrease) the total consideration paid by new investors purchasing shares of our common stock in this offering by approximately $27 million, or the percent of total consideration paid by new investors purchasing shares of our common stock in this offering by approximately 0.5%, assuming the initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at the time of the pricing of this offering.
The above discussion and tables are based on an assumed number of shares of our common stock outstanding upon completion of this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

THE SEPARATION AND DIVESTMENT TRANSACTIONS
The Separation
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit. In connection with the Separation and prior to the completion of this offering, KHC2, which is currently an indirect wholly-owned subsidiary of Medtronic, will enter into the Separation Agreement and various other agreements with Medtronic, which, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to KHC2 and will result in the separation of the diabetes business from Medtronic. Prior to the completion of this offering, KHC2 will merge with and into MiniMed Group, Inc., with MiniMed Group, Inc. surviving the Merger and continuing as the counterparty to the agreements with Medtronic described below. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. We refer to these transactions collectively as the “Separation.”
We expect the following to occur in connection with the Separation:
•Separation Agreement – We and Medtronic will enter into the Separation Agreement, which will set forth our agreements with Medtronic regarding the principal actions to be taken in connection with the Separation and govern, among other matters, (1) the allocation of assets and liabilities to us and Medtronic (including our indemnification obligations, for potentially uncapped amounts, for certain liabilities relating to our business activities, whether incurred prior to or following the completion of this offering) and (2) certain matters with respect to this offering and the Divestment.
◦Transfer of Assets and Liabilities – Pursuant to the Separation Agreement, Medtronic will transfer the assets and liabilities comprising the Diabetes Operating Unit to us. Such transfer will occur pursuant to an internal reorganization that may take the form of asset transfers, demergers, share transfers, distributions, contributions, and similar transactions, and will involve the formation of new subsidiaries in numerous jurisdictions around the world to own and operate our business in such jurisdictions. In exchange for the transfer of assets by Medtronic to us, we will, as consideration, assume the liabilities associated with the Diabetes Operating Unit, issue to Medtronic shares of our common stock, and upon the completion of this offering, cause certain of our subsidiaries to make cash payments to Medtronic (or its designated affiliate) and to repay certain intercompany indebtedness.
•Tax Matters Agreement – We and Medtronic will enter into a tax matters agreement that will govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to tax matters, including tax liabilities (including responsibility and potential indemnification obligations for taxes attributable to our business and taxes arising, under certain circumstances, in connection with the Separation and the Divestment, if pursued), tax attributes, tax contests, and tax returns. In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets, and similar transactions) intended to preserve the tax-free status of various transactions related to the Separation and the Divestment.
•Employee Matters Agreement – We and Medtronic will enter into an employee matters agreement that will address certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees, the treatment of outstanding Medtronic equity awards held by our employees, and compensation and benefit plans and programs in which our employees participate.
•Intellectual Property Cross-License Agreements – We and Medtronic will enter into two intellectual property cross-license agreements intended to provide the companies freedom to operate in their respective businesses.
•Trademark Agreements – We and Medtronic will enter into various trademark agreements that collectively govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to trademarks.

•Transition Services Agreement – We and Medtronic will enter into a transition services agreement, pursuant to which Medtronic will provide to us and we will provide to Medtronic certain services for a limited period of time following the completion of this offering.
•Registration Rights Agreement – We and Medtronic will enter into a registration rights agreement, pursuant to which we will grant Medtronic certain registration rights with respect to the shares of our common stock owned by Medtronic following the completion of this offering.
•Juncos Lease and Services Agreements – We and Medtronic will enter into a lease agreement and a services agreement pursuant to which we will provide a long-term lease to Medtronic for a portion of our Juncos, Puerto Rico facility.
•Transition Manufacturing and Supply Agreement – We and Medtronic will enter into a transition manufacturing and supply agreement in connection with the Separation pursuant to which Medtronic and its affiliates will provide us, on a transitional basis, with certain manufacturing and assembly services with respect to certain products.
See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation” for a more detailed discussion of the agreements described above. These agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. All of the agreements relating to the Separation will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Medtronic. The terms of these agreements, including the costs of any services provided, may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to the Separation and the Divestment—The terms we will receive in our transaction agreements with Medtronic could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.”
The Divestment
Upon completion of this offering, Medtronic will continue to own at least 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors. Medtronic has informed us that, following the completion of this offering, it intends to make a generally tax-free distribution to its shareholders of all or a portion of its remaining equity interest in us, which may be structured as a spin-off, in which Medtronic would make a pro rata distribution of our common stock to all Medtronic shareholders, or a split-off, in which Medtronic would effect an exchange of Medtronic shares for shares of our common stock, or any combination thereof. We refer to these options collectively as the “Divestment.”
Medtronic has agreed not to effect the Divestment for a period of 180 days after the date of this prospectus without the prior written consent of each of Goldman Sachs & Co. LLC and BofA Securities, Inc. See “Underwriting.” While, as of the date of this prospectus, Medtronic intends to effect the Divestment, Medtronic has no obligation to pursue or consummate any further dispositions of its equity interest in our company, including through the Divestment, by any specified date or at all. If pursued, the Divestment may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, the receipt of the Tax Opinions, and Medtronic having sufficient distributable reserves to effect the Divestment. The conditions to the Divestment may not be satisfied, Medtronic may decide not to consummate the Divestment even if the conditions are satisfied, or Medtronic may decide to waive one or more of the conditions and consummate the Divestment even if all of the conditions are not satisfied.
Upon completion of the Divestment, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of Nasdaq, and, to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of Nasdaq within the transition periods specified in the rules of Nasdaq. See “Management—Controlled Company Exemption.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined financial statements give effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X, as amended. The Separation and related transactions are described in the section of this prospectus entitled “The Separation and Divestment Transactions—The Separation.”
The unaudited pro forma condensed combined financial statements have been derived from our historical unaudited condensed combined statement of loss for the six months ended October 24, 2025, our historical audited combined statement of loss for the fiscal year ended April 25, 2025, and our historical unaudited combined balance sheet at October 24, 2025. The pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the six months ended October 24, 2025 and for the fiscal year ended April 25, 2025 assume that the Separation and related transactions occurred as of April 27, 2024, which was the first day of fiscal year 2025. The unaudited pro forma condensed combined balance sheet gives effect to the Separation and related transactions as if they had occurred on October 24, 2025, our latest balance sheet date.
The unaudited pro forma condensed combined financial statements have been prepared to include transaction accounting and autonomous entity adjustments to reflect the financial condition and results of operations as if we were a separate standalone entity. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma condensed combined financial statements, provide supplemental information to understand the synergies and dis-synergies that are expected to result from the Separation.
“Transaction Adjustments” will be comprised of the “Capitalization Adjustments” and “Separation Adjustments” described below.
Capitalization Adjustments include the following:
•the effect of our anticipated post-Separation capital structure, consisting of the sale of 28,000,000 shares of our common stock in this offering and the application of the net proceeds from this offering as described in the section of this prospectus entitled “Use of Proceeds,” based on an assumed initial public offering price of $26.50 per share of our common stock, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and
•the Company has entered into a Revolving Credit Facility (as defined in the section of this prospectus entitled “Description of Certain Indebtedness”) in connection with the Separation, the balance of which will remain undrawn as of the Separation date. Capitalized issuance costs are not expected to be material.
Separation Adjustments include the following:
•differences between our historical combined balance sheet prepared on a carve-out basis and assets and liabilities expected to be retained by Medtronic or contributed to us in connection with the Separation Agreement;
•the impact of the Tax Matters Agreement to be entered into with Medtronic in connection with the Separation;
•non-recurring expenses associated with the Separation and related transactions; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
Autonomous Entity Adjustments include the following:
•the impact of the Transition Services Agreement to be entered into with Medtronic in connection with the Separation which is described under “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation”; and

•other adjustments as described in the accompanying notes to the unaudited pro forma condensed combined financial statements.
A final determination regarding our capital structure has not yet been made, and the Separation Agreement, Transition Services Agreement, Tax Matters Agreement, and certain other transaction agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to this prospectus to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial statements are presented for informational purposes only and do not purport to represent what our financial condition and results of operations actually would have been had the Separation occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma condensed combined financial statements are based upon available information and assumptions that we believe are reasonable and supportable.
Our historical combined financial statements, which were the basis for the unaudited pro forma condensed combined financial statements, were prepared on a carve-out basis as we did not operate as a standalone entity for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that are either specifically identifiable or clearly applicable to the Diabetes Operating Unit. The historical combined financial statements may not necessarily reflect what our financial condition, results of operations, or cash flows would have been had we been a standalone company during the periods presented, or what our financial condition, results of operations, and cash flows may be in the future.
The unaudited pro forma condensed combined financial information reported below should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of October 24, 2025
(Dollars in Millions)

		Transaction Adjustments
(in millions)	Historical	Capitalization Adjustments		Separation Adjustments		Autonomous Entity Adjustments	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$8	$342	a				$350
Accounts receivable, less allowances and credit losses	588			(422)	c		166
Inventories	361						361
Other current assets	33			(20)	c		13
Total current assets	991	342		(442)		—	891
Property, plant, and equipment, net	755						755
Goodwill	2,256						2,256
Other intangible assets, net	119						119
Tax assets	19			45	f		64
Other assets	149			1	c,e		150
Total assets	$4,289	$342		$(396)		$—	$4,235
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$242			$(113)	c		$129
Accrued compensation	152			(58)	c,b		94
Accrued rebates	49						49
Other accrued expenses	117			(38)	c		79
Total current liabilities	560	—		(210)		—	350
Other liabilities	170			(30)	c,e		140
Total liabilities	729	—		(239)		—	490
Commitments and contingencies
Equity
Common stock - par value $0.01 per share (1,000,000,000 authorized shares; 280,813,348 issued shares)		3	a				3
Net investment from Parent	3,551			(3,551)	d		—
Additional paid-in capital		339	a	3,399	c,d,f		3,738
Accumulated deficit				(5)	b		(5)
Accumulated other comprehensive income	8						8
Total parent company equity	3,560	342		(157)		—	3,745
Total liabilities and equity	$4,289	$342		$(396)		$—	$4,235
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the six months ended October 24, 2025
(Dollars in Millions, except per share amounts)

		Transaction Adjustments
(in millions)	Historical	Capitalization Adjustments	Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$1,475						$1,475
Cost of products sold	637				1	h	638
Gross profit	838				(1)		837
Operating Expenses:
Research and development expense	236						236
Selling, general, and administrative expenses	575				26	h,j	601
Certain litigation charges	17						17
Other operating expense (income), net	7						7
Operating profit (loss)	3	—	—		(27)		(24)
Other non-operating expense, net	1						1
Profit (loss) before income taxes	2	—	—		(27)		(25)
Income tax provision	23				(1)	i	22
Net loss	(21)	$—	—		(25)		(46)
Net income attributable to noncontrolling interests	(8)		8	g			—
Net loss attributable to Diabetes Business	$(29)	$—	$8		$(25)		$(46)
Earnings (loss) per share attributable to common shareholders — basic and diluted							$(0.17)	k
Weighted average common shares outstanding — basic and diluted							280,813,348	k
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

For the fiscal year ended April 25, 2025
(Dollars in Millions, except per share amounts)

		Transaction Adjustments
(in millions)	Historical	Capitalization Adjustments	Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$2,715						$2,715
Cost of products sold	1,187				3	h	1,190
Gross profit	1,528				(3)		1,525
Operating Expenses:
Research and development expense	436				2	h	438
Selling, general, and administrative expenses	1,080		5	b	46	h,j	1,131
Certain litigation charges	165						165
Other operating (income) expense, net	(8)						(8)
Operating loss	(146)	—	(5)		(51)		(202)
Other non-operating expense, net	1						1
Loss before income taxes	(147)	—	(5)		(51)		(203)
Income tax provision	52		(1)	f	(3)	i	48
Net loss	(198)	$—	(4)		(48)		(250)
Net income attributable to noncontrolling interests	(15)		15	g			—
Net loss attributable to Diabetes Business	$(213)	$—	$11		$(48)		$(250)
Earnings (loss) per share attributable to common shareholders — basic and diluted							$(0.89)	k
Weighted average common shares outstanding — basic and diluted							280,813,348	k
See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Capitalization Adjustments
(a)Reflects the receipt of approximately $342 million of net proceeds associated with the sale of shares of common stock in this offering at the assumed initial public offering price of $26.50 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and further reduced by part of the net proceeds of the offering remitted to Medtronic on the offering date to settle intercompany debt between Medtronic and the Company. The intercompany debt is assumed to be issued immediately prior to the offering date, and settled on the offering date. After giving effect to the offering and the settlement of intercompany debt, we expect to retain an amount in cash and cash equivalents estimated to be $350 million.
Separation Adjustments
(b)Reflects an adjustment of $5 million for employee retention bonuses estimated to be accrued as of the completion of this offering.
(c)Reflects an adjustment for certain assets and liabilities that will be retained by Medtronic or transferred to us in connection with the Separation, exclusive of impacts on deferred tax assets and liabilities which are separately reflected in adjustment (f). The difference between these assets and liabilities has been recorded to additional paid-in capital. Refer to the table below for further details.

(Dollars in Millions)	As of October 24, 2025
Accounts receivable, net of allowance for bad debts	$(422)
Other current assets	(20)
Other assets	(9)
Accounts payable	(113)
Accrued compensation	(63)
Other accrued expenses	(38)
Other liabilities	(40)
(d)Reflects the reclassification of Medtronic’s net investment in us to common stock and additional paid-in capital.
(e)Reflects the establishment of an indemnification asset of $10 million in Other assets and a $10 million uncertain tax position liability in Other liabilities that is expected to be established by the Company pursuant to the Tax Matters Agreement. The amount of such indemnifications is still preliminary and will be finalized prior to the Separation.
(f)Reflects the tax effects of the separation accounting adjustments at the applicable statutory income tax rates. The applicable tax rate could be impacted (either higher or lower) depending on many factors subsequent to the Separation, including the profitability in local jurisdictions, the tax deductibility of retention bonuses, and the legal entity structure implemented subsequent to the Separation and may be materially different from the pro forma results. Additionally, the adjustment includes:
•A decrease in deferred tax assets of $8 million associated with tax attributes that will be retained by Medtronic.
•The addition of deferred income tax assets of $53 million resulting from the anticipated adjustments to the tax basis in certain assets and liabilities resulting from legal entity restructuring in connection with the Separation. These tax basis adjustments and resulting additional deferred tax assets are based on our latest estimation of related assets and liabilities, which have not yet been completed. We expect to finalize such valuations at the completion of the Separation.
(g)Reflects the removal of allocated noncontrolling interest associated with a joint venture arrangement which will be retained by Medtronic as part of the Separation.
Autonomous Entity Adjustments
(h)Reflects the incremental costs to be incurred in connection with the Transition Services Agreement we will enter into with Medtronic. Refer to the table below for further details.

(Dollars in Millions)	For the six months ended October 24, 2025	For the year ended April 25, 2025
Cost of products sold	$1	$3
Selling, general, and administrative expenses	9	17
Research and development expense	—	2
(i)Reflects the tax impacts of the autonomous entity adjustments after applying transfer pricing and the applicable statutory income tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances are not necessary. The adjustment considers transfer pricing arrangements in place related to the jurisdictional place of supply. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Separation including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Separation and may be materially different from the pro forma results.
(j)Reflects incremental costs to be incurred in connection with other Separation-related agreements we will enter into with Medtronic. An adjustment of $29 million has been reflected for the year ended April 25, 2025 and an adjustment of $17 million has been reflected for the six months ended October 24, 2025.
Pro Forma Earnings Per Share
(k)Pro forma basic and diluted net loss per share and pro forma weighted-average number of common shares outstanding have been computed based on the number of shares of our common stock expected to be outstanding upon completion of this offering and the subsequent pattern of vesting for equity awards expected to be issued as replacement awards to Medtronic employees transferring to our Company. As the Company has a loss in the unaudited pro forma condensed combined statement of operations for the six months ended October 24, 2025, and the year ended April 25, 2025, equity awards with potential dilutive impact to EPS were excluded from the computation of diluted EPS as they would be anti-dilutive. Anti-dilutive shares excluded from the computation of diluted EPS consist of 2.8 million restricted stock units.
Management Adjustments
We expect to realize changes in our cost structure as a standalone public company related to certain expenses previously allocated from Medtronic. Our historical combined financial statements include allocations for certain costs of support functions that are provided on a centralized or geographic basis by Medtronic and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, and other professional services and general commercial support functions.
These cost structure changes are based on our expected organization chart and expected cost structure as a standalone company, adjusted for the allocated costs recorded within our historical combined financial statements, which vary by year. In order to determine anticipated impact of cost structure changes, we prepared a detailed assessment of the internal resources and associated costs required as a baseline to stand up the Company on a standalone basis. In addition to these internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Medtronic. This process was used by all functions, resulting in cost synergies compared to the corporate allocations reflected in our historical combined financial statements.
Any shortfall of required resource needs have been or will be filled through external hiring or will be supported by Medtronic through transition services for a limited duration following the Separation. From a timeframe standpoint, we expect that the estimated synergies will begin to materialize upon the completion of this offering. Management believes the resource transfers and costs which were used as the basis for the management adjustments below are reasonable and representative of the baseline to stand up the Company as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that we may incur as we pursue our growth strategies. In addition, other adverse effects and limitations, including those discussed in the section of this prospectus entitled “Risk Factors,” may impact actual costs incurred.
The estimated cost synergies are presented as “Management Adjustments” within the table below and reflect estimated one-time and non-recurring costs of $29 million and $47 million for the six months ended October 24, 2025, and the year ended April 25, 2025, respectively, as if the separation had occurred on the first day of fiscal year 2025. These estimated one-time and non-recurring costs are related to IT systems implementation, advisory services, contract realignment, and other transitional activities, which are separate from, and in addition to, the transaction accounting adjustments and autonomous entity adjustments already reflected in the pro forma financial statements. These management adjustments are not expected to result in any change to the number of shares or potential common shares to be issued as part of the offering.
Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and has not been included in the management adjustments below. The tax effect has been determined by applying the applicable statutory income tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances are not necessary. The adjustment considers transfer pricing arrangements in place related to the jurisdictional place of supply. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Separation including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Separation and may be materially different from pro forma results.
These management adjustments include forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

	For the six months ended October 24, 2025
(Dollars in Millions, except per share amounts)	Pro forma net income (loss)	Pro forma basic earnings (loss) per share	Pro forma diluted earnings (loss) per share
Unaudited pro forma net loss	$(46)	$(0.17)	$(0.17)
Management adjustments	49
Tax effect of Management adjustments	(3)
Total Management adjustments, net of tax	$46
Pro forma net income after Management adjustments	$1	$0.01	$0.01

Weighted average common shares outstanding – basic and diluted		280,813,348	280,813,348

	For the year ended April 25, 2025
(Dollars in Millions, except per share amounts)	Pro forma net loss	Pro forma basic loss per share	Pro forma diluted loss per share
Unaudited pro forma net loss	$(250)	$(0.89)	$(0.89)
Management adjustments	78
Tax effect of Management adjustments	(4)
Total Management adjustments, net of tax	$73
Pro forma net loss after Management adjustments	$(176)	$(0.63)	$(0.63)

Weighted average common shares outstanding – basic and diluted		280,813,348	280,813,348

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the audited combined financial statements as of April 25, 2025 and April 26, 2024 and for the years ended April 25, 2025 (fiscal year 2025), April 26, 2024 (fiscal year 2024), and April 28, 2023 (fiscal year 2023), as well as with the unaudited condensed combined financial statements as of October 24, 2025 and for the six months ended October 24, 2025 and October 25, 2024, in each case together with related notes thereto, included elsewhere in this prospectus. The discussion and analysis should also be read together with the sections of this prospectus entitled “Business,” “Risk Factors,” and “Unaudited Pro Forma Condensed Combined Financial Statements.” The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs, and expected performance. The forward-looking statements are dependent upon events, risks, and uncertainties that may be outside of the Company’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
We are a scaled global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Our fully integrated system addresses two key pain points for PWD: health outcomes and complexity of diabetes management. Our systems have consistently delivered superior clinical outcomes across diabetes populations, with a robust body of controlled studies as well as real-world outcomes supporting our ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options. We address complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes. Altogether, our products deliver a better quality of life for PWD. This has been our focus since launching our first-generation MiniMed 670G hybrid closed-loop system in 2016, and continues today as we develop our third-generation AID systems.
Historically, we have derived our revenues from the sale of both reusable products and single-use products which together comprise our AID systems and Smart MDI systems. For the six months ended October 24, 2025 and fiscal year 2025, approximately 70% of our business in the United States shipped directly to patients, versus approximately 30% indirect with distributor partners. Outside of the United States, the diabetes market is highly varied, with nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
The MiniMed 780G is our flagship AID system, which consists of the following components: the MiniMed 780G insulin pump, our second-generation insulin pump offering enhanced functionality and technological integration with other components of our 780G system; the Simplera Sync or Instinct CGM sensor, which are both easy-to-use, fully disposable, two-step insertion sensors; and our SmartGuard dosing algorithm technology, which automatically delivers basal insulin and auto-correction doses every five minutes based on sensor glucose readings and adapts to ongoing changes in user behavior patterns every night. For PWD that choose to manage their diabetes with MDI instead of an insulin pump, we offer our Smart MDI system. Smart MDI helps limit the guesswork typically required for manual insulin dosing to help PWD deliver the appropriate dose at the appropriate time and improve health outcomes relative to patients who only use a CGM sensor.
Among leading diabetes device manufacturers as identified by Seagrove Partners, we have the largest global footprint in our industry, operating in approximately 80 countries, a well-invested, global, and experienced employee base of approximately 8,000 dedicated employees globally, including over 3,000 commercial employees, and two world-class dedicated manufacturing facilities. We expect our scaled global infrastructure will play an important part in our financial profile, and we expect it to provide substantial operating leverage as we grow. Over our years of operation, we have developed a deep understanding of each of our markets’ unique local dynamics to optimize our commercial approach, adapting our selling motion to a variety of payment schemes, varying constraints on our marketing activity, and differing levels of government and private payor involvement country-to-country. We have experience navigating numerous distinct local regulatory and reimbursement regimes and have made a significant level of upfront investment that is required to establish footholds in our markets.
We have a 40+ year history of demonstrated excellence in innovation. We are committed to making material contributions to improving the lives of PWD through industry-defining inventions, including the first insulin pump with mass-market appeal and usability, the first physician-use CGM system, and the first hybrid closed-loop pump system. We support our innovation mission with a strong base of scientific, engineering, and regulatory expertise. Leading our efforts are over 1,100 research and development professionals who bring a diversity of skills across electrochemistry, electronics, mechanical engineering, software, data science and AI, and consumer electronics and valuable experience in the diabetes space. Our multi-disciplinary capabilities in research and development, underscored by our deep clinical experience, enable our business to develop breakthrough innovative solutions for PWD.
We plan to continue to drive adoption of AID across our addressable market and additional population segments. In our current addressable market, we are driving sales of our MiniMed 780G system by communicating its clinical efficacy and customer experience benefits to PWD and prescribing HCPs. We plan for this system to provide our customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes. We also have an opportunity to grow the addressable market for MiniMed 780G through expanded indication labeling. For example, in fiscal year 2026, we received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. In addition to AID, we plan to leverage our algorithm and dosing expertise to drive adoption of our current Smart MDI system generation. As with our AID strategy, we plan to continue to drive uptake through our dedicated commercial functions across our markets.
We also aim to accelerate growth through strategic partnerships and tuck-in acquisitions that complement our organic initiatives. As part of this strategy, we expect to continue to pursue attractive strategic collaboration opportunities, such as our partnership with Abbott to expand CGM choice and access to our AID and Smart MDI systems.
See “Business” for a more detailed description of our business.
Separation from Medtronic
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit. We were incorporated in Delaware on February 27, 2025 in connection with the Separation and were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Diabetes Operating Unit. We are incurring certain costs in connection with our establishment as a standalone public company. We expect that we will continue to bear separation-related costs, as described in “The Separation and Divestment Transactions—The Separation” and “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”
Relationship with Medtronic
In connection with the Separation and prior to the completion of this offering, we will enter into the Separation Agreement and various other agreements with Medtronic, which, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to us and will result in the separation of our business from Medtronic. In addition, these agreements will collectively govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. These agreements with Medtronic are described in the section of this prospectus entitled “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation.”

Recent Developments
Simplera CGM Approval
In August 2024, we received U.S. FDA approval for our Simplera CGM. Simplera is our first disposable, all-in-one CGM that is approximately half the size of previous Medtronic CGMs. The discreet design simplifies the insertion and wear experience, lessening the need for overtape.
The Simplera platform featuring our newest CGM form factor includes the Simplera CGM and is designed to be used as part of a Smart MDI system with the InPen smart insulin pen and the Simplera Sync sensor, which is designed to be used with the MiniMed 780G system. The Simplera Sync sensor was approved by the U.S. FDA in April 2025.
InPen App Receives U.S. FDA Clearance
In November 2024, we announced that the InPen app received U.S. FDA clearance. This clearance paves the way for the launch of the Smart MDI system with the Simplera CGM, combining the InPen smart insulin pen with the newest Simplera CGM.
Approval to Use the MiniMed 780G System in Insulin-Requiring Type 2 Diabetes
In July 2025, we received CE Mark approval of the MiniMed 780G system for use by patients aged two years and older, during pregnancy, as well as those with insulin-requiring T2D. In September 2025, we also received U.S. FDA approval of the MiniMed 780G system for use by patients with insulin-requiring T2D. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system.
Global Partnership with Abbott to Complement CGM Offerings
In August 2024, we announced a global partnership with Abbott to enhance our CGM offerings for PWD. Under this agreement, Abbott is expected to supply us with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology, and will be the exclusive supplier of third-party CGMs for certain of our AID and Smart MDI systems. These systems are designed to ensure seamless integration with Instinct. We believe integrating Instinct into our AID and Smart MDI systems allows us to expand access for PWD by combining our advanced insulin dosing systems with the most widely used CGM technology in the world.
In July 2025, we received U.S. FDA clearance of our MiniMed 780G as an ACE pump. In September 2025, we received U.S. FDA clearance of our SmartGuard algorithm as an iAGC. These clearances enable compatibility between the MiniMed 780G system and Instinct. Instinct is exclusively integrated with MiniMed devices and algorithms and is based on an Abbott CGM that has U.S. FDA and CE Mark approval. The combined solution of Instinct with MiniMed 780G as an integrated system creates a new product offering that expands treatment options for MiniMed users and provides greater customer choice and flexibility.
Key Factors Impacting Our Results
We believe our future performance will be influenced by a number of factors, including those described in the section of this prospectus entitled “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Industry Trends
We believe the main driver of our market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. They are becoming the gold standard of care in our space because of their proven ability to improve clinical outcomes and reduce user burden.

We believe that the adoption of these Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices.
Additional secular drivers may also contribute to the growth of our addressable population. Our market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets.
CGM Pricing Pressure
We have observed increasing pricing pressure on CGMs globally, particularly in certain international markets. Differences in reimbursement and pricing dynamics across geographies and sales channels can result in variability in average selling prices and gross margins, particularly as changes in sales mix occur. Additionally, as competition in the CGM market intensifies, lower-cost CGM options in the market may contribute to further pricing pressure over time. We are focused on continuing to invest in our pipeline to deliver differentiated solutions that reinforce our competitive positioning and our long-term growth.
Product Launches and Investment in Pipeline
We believe the success of our products correlates to the continued acceptance and growth of our product offerings, such as the MiniMed 780G system, next-generation AID systems, and Smart MDI systems. Our ability to meet growing demand for our existing products and to successfully develop, obtain regulatory approval or clearance of, and commercialize the products within our pipeline is essential to our results of operations. Timing and successful launch of partnerships such as our agreement with Abbott may also contribute meaningfully to our go-forward market performance.
The ability to sustain ongoing investment in our pipeline will be required as we progress towards developing and launching our next generation of products. We strive to develop ways in which we can make our research and development process as efficient as possible and reduce the amount of investment needed to progress a product to approval.
Users, New Patient Adoption, and Sales of CGMs and Other Consumables
Our strategy also relies on our ability to maintain and grow our existing base of users that utilize our insulin pumps and smart pens. We consider this to be a function of multiple priorities.
First, we seek to maintain our core base of existing users. We do this by offering attractive warranty terms for insulin pumps, typically over a four-year period, and differentiated customer service. In addition, we communicate often with our existing users and their providers about our innovative products to drive continued preference. This encourages users to continue utilizing our offerings and, for insulin pump users, often leads to the renewal of their warranty arrangements.
Second, we seek to add users by winning share of new patients. We do this through our various commercial efforts and new product introductions, targeting three main pools of patients who may adopt our products: (1) patients utilizing other treatment options, such as MDI, (2) patients using competitor pumps, often those reaching the end of their pump warranty periods, and (3) patients new to insulin therapy. As the rate of sales of our products to new patients has impacted our financial performance, and will continue to do so in the future, we monitor and evaluate our performance on the share of new patients that we are winning from these various groups. “New Pumps Sold” are a key indicator of our current business success, and we anticipate that this metric will grow as we increase our market share in existing markets and expand into emerging ones.
Into this growing base of insulin pump and smart pen users, we sell an assortment of consumable companion products, such as CGMs and infusion sets. We track the attachment rate of our CGM sensors to evaluate how often a pump user chooses to utilize our full ecosystem of technology solutions. Since our CGM sensors are compatible with our pump dosing algorithm and Smart MDI dosing applications, we expect a relatively stronger rate of adoption among our user base. Sensor performance and user preference can have an impact on this attachment rate, and we find in the months since launching our newest-generation Simplera Sync sensor that we are exhibiting higher attachment rates than we have historically.
Competition
The diabetes medical device industry is highly competitive and constantly evolving, especially with the rapid introduction of competing pumps, CGMs, and other consumables in an expanding global market. We anticipate that new diabetes devices and treatments from both us and our competitors will impact our business. The Smart MDI market is also evolving, with increasing competition from new entrants and expanding digital health integrations, which may impact our positioning and growth opportunities in this segment. To maintain our competitive edge in the market, we plan to continue investing in innovative technologies, such as the MiniMed Go, our next-generation MDI system with single app integration; the MiniMed Flex, our smaller, screenless, newly designed insulin pump; the MiniMed Fit patch pump; and our next-generation Vivera dosing algorithm. Additionally, we are focused on expanding the adoption of AID across our addressable market for a broader range of patient populations as well as growing the addressable market for MiniMed 780G through expanded indication labeling.
Regulatory Approvals and Actions
The medical devices we manufacture are subject to extensive regulation by numerous government agencies, including the U.S. FDA, the EU MDR, and various other individual country regulatory bodies and agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-market surveillance of our products. The requirements and timelines to receive regulatory clearance can vary substantially from country to country, and any delays may impact our ability to expand our worldwide customer base and bring products to market in a competitive timeframe. Such delays, or a failure to receive regulatory approval, could adversely affect our revenue and results of operations.
Additionally, any adverse event involving products that we distribute could result in future corrective actions, such as recalls or customer notifications, or regulatory agency actions, which may include inspections, mandatory recalls, or other enforcement measures. Any action taken by regulatory bodies against us, along with any regulatory challenges we encounter, could negatively impact our product sales.
See “Business—Government Regulation and Product Approval Process” for a more detailed description of regulations and approval processes relevant to our business.
Manufacturing and Supply
Our business model requires the ability to produce high volumes of our products and reliably ship to various geographies in a time-efficient manner. Disruptions to our supply lines or shipping channels may impact our customer experience and ability to meet market demand. We also continue to invest in expanding our manufacturing capacity as a key strategic priority of our business as we strive to meet significant demand for our CGM sensors and drive profitable growth.
Impact of Increased CGM Share of Product Mix on Profit Margin
Relative to sales of our insulin pumps, pens, and other consumables, sales of our CGMs, particularly our Simplera and Simplera Sync products, have historically contributed to a lower profit margin. As a result, we expect that an increased volume of sales with Simplera and Simplera Sync will likely have a negative impact on our profit margin, as we have observed in recent periods. However, as we continue to ramp our manufacturing capacity to meet demand, we are focused on optimizing manufacturing efficiencies, driving innovation, and expanding premium offerings to help offset expected margin impacts while sustaining growth.
Foreign Exchange Rate
A significant portion of our revenues and costs are exposed to changes in foreign exchange rates. We operate in approximately 80 countries and about 70% of our revenues during the six months ended October 24, 2025 and 67%, 66%, and 63% of our revenues in fiscal years 2025, 2024, and 2023, respectively, were denominated in foreign currencies. We actively manage risk related to our exposure to fluctuations in foreign exchange rates to minimize the impact on our business.
Seasonality
Our total revenues vary slightly from quarter to quarter. Based on historical experience, we generally have higher revenues toward calendar year end and lower sales in the first calendar months of the following year. The trend is primarily driven by annual insurance deductible resets and unfunded flexible spending account dynamics in the U.S. market, which is partially counteracted by lower pump sales as our competitors push for a strong end to their fiscal years, which align to calendar years. Sales of our single-use products such as infusion sets, reservoirs, and CGMs have generally mitigated quarterly seasonal fluctuations in pump sales.
Reimbursement
Our results of operations may be impacted by the failure to obtain or retain sufficient coverage from third-party payors for our current and future products as well as changes in medical reimbursement policies and programs.
Our reimbursement channel expertise and deep relationships with payors and providers represent a key part of our business strategy, driving revenue stickiness, differentiation, and scale. Changes in the nature of these relationships or reimbursement policies around channel categorization (for example, DME or pharmacy) can materially impact our business. For more information on channel categorization, see “Business—Our Commercial Organization.”
Cost Reduction Measures
We expect our future financial results will be impacted by the degree to which we are able to execute on efficiency initiatives. We expect these initiatives to contribute to our go-forward profit margins and are a part of our Ways of Working transformation in recent years. For more information on our Ways of Working, see “Business—People and Culture.” As part of these initiatives, we aim to find savings in variable and overhead costs in our Cost of Products Sold and other operating expenses. In addition, we are focused on developing high-volume and automated manufacturing capabilities to continue to optimize our cost base.
Macroeconomic and Geopolitical Factors
Our costs are subject to fluctuation, and we continue to evaluate contributing factors, specifically those leading to inflationary cost increases in logistics, price of raw materials, cost of labor, transportation, and operating supplies. Global macroeconomic risks include changes in global trade policies and fluctuations in currency exchange rates, general price inflation, changes in interest rates, reimbursement challenges, impacts from changes in the mix of our product offerings, delays in product registration approvals, replacement cycle challenges, supply chain challenges, and tender pricing in certain countries.
Our production of certain products requires custom components that are sourced internationally. We do not currently anticipate tariffs imposed by the United States to significantly impact our manufacturing operations due to the duty-free treatment offered by the Nairobi Protocol, which provides duty-free treatment for items that benefit handicapped persons. While the extent of the tariffs levied by the United States remains uncertain, recent government actions have not limited the use of the Nairobi Protocol.
Key Business Metrics
We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. In assessing the performance of our business, in addition to considering a variety of measures in accordance with U.S. GAAP, we also consider a variety of other key business metrics, including non-GAAP measures.
We believe that these key business metrics provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. The presentation of these key business metrics, including Organic Revenue Growth, Adjusted Gross Profit, and Adjusted

EBITDA, which are non-GAAP financial measures, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. See “—Non-GAAP Measures” below.
The following table sets forth our key business metrics, including non-GAAP measures, for the periods indicated:

	Six months ended		Fiscal Year
(Dollars in millions)	October 24, 2025	October 25, 2024	2025	2024	2023
Net Sales	$1,475	$1,304	$2,715	$2,469	$2,245
Gross Profit	$838	$728	$1,528	$1,436	$1,308
Net Loss	$(21)	$(23)	$(198)	$(107)	$(92)
New Pumps Sold	64,037	65,448	145,294	143,318	133,738
Global CGM Attachment Rate	65%	58%	59%	52%	46%
Net Sales Growth	13.1%	n/a	10.0%	10.0%	n/a
Organic Revenue Growth (1)	7.4%	n/a	11.5%	8.6%	n/a
Adjusted Gross Profit (1)	$843	$761	$1,573	$1,463	$1,341
Adjusted EBITDA(1)	$128	$97	$253	$147	$136
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(1)See “—Non-GAAP Measures” below for a discussion of Organic Revenue Growth, Adjusted Gross Profit and Adjusted EBITDA and a reconciliation with the most directly comparable U.S. GAAP measure.
Gross Profit
Gross profit is our net sales, less cost of products sold.
New Pumps Sold
A leading indicator of our pump user base growth is the number of new pumps sold. We define New Pumps Sold (“NPS”) as the number of new pumps sold to patients in a given period, inclusive of pumps sold to new patients and renewals by existing patients. This metric illustrates the number of new pump starts and renewals during each period presented, highlighting our capability to identify, attract, and retain users.
Global CGM Attachment Rate
As the only company that commercializes all parts of the smart dosing insulin therapy ecosystem, we are uniquely positioned to capture greater revenue per user than our competitors that only offer certain components of such systems. A key growth driver is our ability to increase CGM revenue per pump user which is reflected by our CGM Attachment Rate. We define CGM Attachment Rate as the percentage of total pump user base that is also using an integrated MiniMed CGM.
Organic Revenue Growth
Organic Revenue Growth measures our revenue growth trends excluding the impacts of foreign currency rate fluctuations and adjustments to the Company’s Italian payback accrual for certain prior years since 2015, which is further described in Note 14, “Commitments and Contingencies,” to the audited annual combined financial statements and Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus. We use Organic Revenue Growth to assess our performance on a consistent basis by removing the impacts of foreign currency rate fluctuations and adjustments to the Italian payback accrual that we believe do not directly reflect our underlying operations. See “—Non-GAAP Measures” below for a reconciliation of Organic Revenue Growth to Net Sales Growth, its most directly comparable U.S. GAAP measure.

Adjusted Gross Profit
Adjusted Gross Profit is a non-GAAP measure that we use to assess our overall performance. We define Adjusted Gross Profit as U.S. GAAP gross profit, excluding amortization of intangible assets and certain other non-operational items. We believe Adjusted Gross Profit provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations, as these metrics eliminate the effects of the adjustments that are unrelated to overall operating performance. See “—Non-GAAP Measures” below for a reconciliation of Adjusted Gross Profit to gross profit, its most directly comparable U.S. GAAP measure.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure, calculated as net loss adjusted to exclude interest expense, provision for income taxes, and depreciation and amortization, further adjusted to exclude other non-operational items. We use Adjusted EBITDA to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. See “—Non-GAAP Measures” below for a reconciliation of Adjusted EBITDA to net loss, its most directly comparable U.S. GAAP measure.
Results of Operations
Comparison of the six months ended October 24, 2025 and October 25, 2024
The following table sets forth a summary of our combined results of operations for the periods indicated, and the changes between periods.

	Six months ended		Change
(Dollars in millions)	October 24, 2025	October 25, 2024	Amount	Percent
Net sales	$1,475	$1,304	$170	13%
Cost of products sold	637	577	60	10
Gross profit	838	728	110	15
Operating expenses:
Research and development expense	236	217	19	9
Selling, general, and administrative expenses	575	536	39	7
Certain litigation charges	17	—	17	NM (1)
Other operating expense (income), net	7	(5)	13	NM (1)
Operating profit (loss)	3	(20)	22	(113)
Other non-operating expense, net	1	—	—	12
Profit (loss) before income taxes	2	(20)	22	(110)
Income tax provision	23	3	20	646
Net loss	(21)	(23)	2	(10)
Net income attributable to noncontrolling interests	(8)	(8)	—	5
Net loss attributable to Diabetes Business	$(29)	$(31)	$2	(6%)
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(1)Not meaningful (NM)
Net sales
Our net sales are generated primarily from the sale of reusable and single-use products which collectively comprise our AID and Smart MDI systems.
Our insulin pumps and pens are considered reusable products as patients are able to continue their use of these products for a period of one year or more. Patients are generally eligible for reimbursement coverage of a new insulin pump every four to five years depending on both geography and payer type. Not all patients elect to replace their pump on this cycle and some use their pumps for longer than the replacement period because they can continue to operate as the patient continues to purchase consumables. Patients using durable insulin pens typically obtain replacements on an annual cycle due to reimbursement and product life span.
Our CGMs and the consumable components comprised of infusion sets and reservoirs associated with pumps are considered single-use products as these products are required to be replaced frequently for uninterrupted operation of our AID and Smart MDI systems. Patients using AID systems as well as Smart MDI systems typically replace their sensors on a weekly basis as the Guardian 4 Sensor and Simplera Sync sensors are indicated for up to 7 days of use. Patients using AID systems also replace their infusion sets and reservoirs either weekly or multiple times per week, depending on the type of infusion sets and reservoirs they use.
The below table includes net sales by product category for the six months ended October 24, 2025 and October 25, 2024:

	Six months ended		Change
(Dollars in millions)	October 24, 2025	October 25, 2024	Amount	Percent
Pumps	$250	$251	$(1)	(0.3%)
Consumables	463	419	44	10.5
CGM	743	639	104	16.3
Other (1)	19	(4)	23	NM (2)
Total	$1,475	$1,304	$170	13.1%
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(1)Primarily includes net sales generated from the sale of smart insulin pens and services. Also reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. Refer to Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus for further information.
(2)Not meaningful
The below table includes net sales by market geography for the six months ended October 24, 2025 and October 25, 2024:

	Six months ended		Change
(Dollars in millions)	October 24, 2025	October 25, 2024	Amount	Percent
U.S. (1)	$437	$437	$(1)	(0.1%)
International (2)	1,038	867	171	19.7
Total	$1,475	$1,304	$170	13.1%
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(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
Net sales for the six months ended October 24, 2025 was $1,475 million as compared to $1,304 million for the six months ended October 25, 2024, growing 19.7% internationally and relatively flat in the United States. The net sales growth was primarily driven by increased volumes. The international net sales growth was driven by 11% growth in pumps, 14% growth in consumables, 21% growth in CGM, changes in the Company’s Italian payback accrual, and impacts of foreign currency fluctuations. The sales performance in the United States was driven by a 15% decline in pumps, a 1% decline in consumables, and 8% growth in CGM. For the six months ended October 24, 2025, the impact of the Italian payback adjustment was an increase to net sales of $7 million as compared to a decrease in net sales of $20 million for the six months ended October 25, 2024 due to changes in estimates relating to our Italian payback accrual resulting from the two July 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government in June 2025 and formalized into law in August 2025 for certain prior years since 2015. Refer to Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Pump sales period-over-period were relatively flat. While we experienced continued growth of 11% in international pump sales following the launch of the Simplera CGM in Europe in fiscal year 2025, we experienced an offsetting 15% decline in U.S. pump sales due to the delayed launch of Simplera CGM and increased competition in the United States. The delayed launch of Simplera CGM in the United States resulted in a competitive disadvantage and limited our ability to grow NPS in the first half of fiscal year 2026.
Consumables sales increased 10.5% period-over-period, as a result of 14% growth internationally and 1% decline in the United States. Our international growth was driven by increased volume of patients using our AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The increase in the volume of patients using our AID systems in international markets was due to the competitive strength of the MiniMed 780G system which has enabled us to attract new patients as well as retain our existing patient base. Fewer NPS in the United States resulted in reduced consumables sales in the first half of fiscal year 2026.
CGM sales increased 16.3% period-over-period driven by the continued increase in the CGM Attachment Rate, which rose from 58% in the six months ended October 25, 2024, to 65% in the six months ended October 24, 2025. Higher CGM Attachment Rate and pump user base in international markets drove 21% growth in international CGM sales which was primarily attributable to the introduction of the Simplera CGM in Europe in fiscal year 2025. The Simplera CGM is our first disposable, all-in-one CGM and approximately half the size of previous CGMs. The discreet design simplifies the insertion and wear experience. U.S. CGM sales grew 8% as a result of a sustained upward trend in CGM Attachment Rate. We have experienced a sustained upward trend in CGM Attachment Rate in the United States since the launch of the MiniMed 780G system as the automation algorithm is only compatible with our MiniMed CGMs.
Cost and Expenses
The following is a summary of cost of products sold, research and development, and selling, general, and administrative expenses as a percentage of net sales:

	Six months ended		% of Net Sales
(Dollars in millions)	October 24, 2025	October 25, 2024	October 24, 2025	October 25, 2024
Cost of products sold	$637	$577	43.2%	44.2%
Research and development expense	236	217	16.0	16.6
Selling, general, and administrative expenses	575	536	39.0	41.1
Cost of products sold
Cost of products sold includes raw materials, labor costs, manufacturing overhead expenses, shipping and handling costs incurred to store, move, and prepare products for shipment, amortization of purchased technology intangible assets, import tariffs and duties, reserves for expected warranty costs, scrap and excess, and obsolete inventory. Manufacturing overhead expenses include expenses relating to manufacturing engineering, material procurement, inventory and quality control, facilities, depreciation, information technology, and operations supervision and management.
Cost of products sold for the six months ended October 24, 2025 was $637 million as compared to $577 million for the six months ended October 25, 2024. The increase in cost of products sold was driven by the increased volume of products sold as well as changes in product mix as further described below.
The decrease in cost of products sold as a percentage of net sales for the six months ended October 24, 2025 was primarily due to favorable currency impact on net sales in addition to changes in the Italian payback accruals impacting net sales for the six months ended October 24, 2025 and October 25, 2024. The decrease was partially offset by 140 bps increase from product mix as a result of higher mix of CGMs, which have a lower gross profit margin relative to our insulin pumps and other consumables.
Research and development expense
Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Research and development expense for the six months ended October 24, 2025 was $236 million as compared to $217 million for the six months ended October 25, 2024. The increase was primarily driven by a $7 million increase in personnel expenses to support product development efforts and $10 million of an acquisition of technology not yet approved by regulators.
Selling, general, and administrative expenses
Selling, general, and administrative expense primarily consists of salaries and wages, benefits, other administrative costs, such as professional fees and marketing expenses, stock-based compensation, and restructuring associated expenses. Selling, general, and administrative expense also includes amortization expense related to our customer list and tradename intangible assets.
Selling, general, and administrative expenses for the six months ended October 24, 2025 were $575 million as compared to $536 million for the six months ended October 25, 2024. The increase was primarily driven by $25 million for incremental commercialization activities to support higher sales of the Company, particularly Simplera Sync outside the United States, and increased marketing expenses in the U.S, and $7 million increase for short-term and long-term incentives.
Certain litigation charges
We classify specified certain litigation charges as certain litigation charges in the combined statements of loss. During the six months ended October 24, 2025, the Company recognized $17 million of certain litigation charges in connection with the Diabetes Pump Retainer Ring litigation. Refer to Note 13 “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus for further information.
Other operating expense (income), net
Other operating expense (income), net primarily includes restructuring expense, currency remeasurement, and income from research and development funding arrangements.
Other operating expense (income), net was $7 million of expense for the six months ended October 24, 2025 as compared to $5 million of income for the six months ended October 25, 2024. The change was primarily driven by $19 million of reduced proceeds from funded research and development arrangements due to the timing of certain new product development spend.
Other non-operating expense, net
Other non-operating expense, net includes investment gains and losses. Other non-operating expense, net was insignificant for both the six months ended October 24, 2025 and October 25, 2024.
Income tax provision
Income tax provision includes current and deferred income tax expense related to federal, state, and international jurisdictions.
The income tax provision was $23 million for the six months ended October 24, 2025 as compared to $3 million for the six months ended October 25, 2024. The change in the effective tax rate and income tax provision primarily relates to year-over-year changes in operational results by jurisdiction and the impact of valuation allowances in certain jurisdictions.
On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for the Company beginning fiscal year 2026. The impact of these provisions for the six months ended October 24, 2025 was not significant, and the impacts of these provisions to fiscal year 2026 and beyond are not expected to be material.
Comparison of the Fiscal Years Ended April 25, 2025, April 26, 2024, and April 28, 2023
The following table sets forth a summary of our combined results of operations for the years indicated, and the changes between periods.

				Change
	Fiscal Year			2025 to 2024		2024 to 2023
(Dollars in millions)	2025	2024	2023	Amount	Percent	Amount	Percent
Net sales	$2,715	$2,469	$2,245	$246	10%	$224	10%
Cost of products sold	1,187	1,032	937	155	15	95	10
Gross profit	1,528	1,436	1,308	92	6	128	10
Operating expenses:
Research and development expense	436	437	429	(1)	—	8	2
Selling, general, and administrative expenses	1,080	1,057	960	23	2	97	10
Certain litigation charges	165	—	—	165	NM (1)	—	—
Other operating (income) expense, net	(8)	11	(12)	(19)	NM (1)	23	NM (1)
Operating loss	(146)	(69)	(69)	(77)	112	—	—
Other non-operating expense, net	1	1	7	—	—	(6)	(86)
Loss before income taxes	(147)	(70)	(76)	(77)	110	6	(8)
Income tax provision	52	38	16	14	37	22	140
Net loss	(198)	(107)	(92)	(91)	85	(15)	16
Net income attributable to noncontrolling interests	(15)	(5)	(5)	(10)	200	—	—
Net loss attributable to Diabetes Business	$(213)	$(112)	$(96)	$(101)	90%	$(16)	17%
__________________
(1)Not meaningful (NM)

Net sales
The below table includes net sales by product category for fiscal years 2025, 2024, and 2023:

				Change
	Fiscal Year			2025 to 2024		2024 to 2023
(Dollars in millions)	2025	2024	2023	Amount	Percent	Amount	Percent
Pumps	$541	$540	$477	$1	0.2%	$63	13.2%
Consumables	854	777	760	77	9.9	17	2.2
CGM	1,313	1,117	958	196	17.5	159	16.6
Other (1)	6	34	50	(28)	(82.4)	(16)	(32.0)
Total	$2,715	$2,469	$2,245	$246	10.0%	$224	10.0%
__________________
(1)Primarily includes net sales generated from the sale of smart insulin pens and services. Also reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy. Refer to Note 14 “Commitments and Contingencies” to the audited combined financial statements included elsewhere in this prospectus for further information.
The below table includes net sales by market geography for fiscal years 2025, 2024, and 2023:

				Change
	Fiscal Year			2025 to 2024		2024 to 2023
(Dollars in millions)	2025	2024	2023	Amount	Percent	Amount	Percent
U.S. (1)	$903	$833	$832	$70	8.4%	$1	0.1%
International (2)	1,812	1,636	1,413	176	10.8	223	15.8
Total	$2,715	$2,469	$2,245	$246	10.0%	$224	10.0%
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
Fiscal Year 2025 Compared to Fiscal Year 2024
Net sales for fiscal year 2025 was $2,715 million as compared to $2,469 million for fiscal year 2024, growing 8.4% in the United States and 10.8% internationally. The net sales growth was primarily driven by increased volumes. The net sales growth in the United States was driven by 3% growth in consumables and 22% growth in CGM with a 6% decline in pumps. The international net sales growth was driven by 5% growth in pumps, 12% growth in consumables, and 15% growth in CGM. International sales growth was partially offset by a $20 million incremental Italian payback accrual (refer to Note 14, “Commitments and Contingencies,” to the audited combined financial statements included elsewhere in the prospectus).
Pump sales year-over-year were relatively flat, and consistent with the 1% increase in NPS. While we experienced 5% growth in international pump sales due to the launch of the Simplera CGM in Europe, we experienced an offsetting 6% decline in U.S. pump sales due to the delayed launch of Simplera in the United States. The delayed launch of Simplera in the United States resulted in a competitive disadvantage and limited our ability to grow NPS in fiscal year 2025.
Consumables sales increased 9.9% year-over-year, as a result of 3% growth in the United States and 12% growth internationally. Our international growth was driven by increased volume of patients using our AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The increase in the volume of patients using our AID systems in international markets was due to the competitive strength of the MiniMed 780G system which has enabled us to attract new patients as well as retain our existing patient base.
CGM sales increased 17.5% year-over-year driven by an increase in the CGM Attachment Rate (see “—Key Business Metrics”), which rose from 52% to 59% over the same period. The launch of the MiniMed 780G system in the United States drove 22% growth in U.S. CGM sales due to higher MiniMed CGM utilization as the automation algorithm within the MiniMed 780G system is only compatible with our MiniMed CGMs. Higher CGM utilization in international markets drove 15% growth in international CGM sales which was primarily attributable to the introduction of the Simplera CGM and Simplera Sync CGM in Europe in fiscal year 2025. The Simplera CGM is our first disposable, all-in-one CGM that is approximately half the size of previous Medtronic CGMs. The discreet design simplifies the insertion and wear experience.
Fiscal Year 2024 Compared to Fiscal Year 2023
Net sales for fiscal year 2024 was $2,469 million as compared to $2,245 million for fiscal year 2023, with flat results in the United States and 15.8% growth internationally. The net sales growth was primarily driven by increased volumes. The net sales in the United States experienced 31% growth in pumps, 16% decline in consumables, and flat results in CGM. The international net sales growth was driven by 2% growth in pumps, 11% growth in consumables, and 27% growth in CGM.
Pump sales increased 13.2% year-over-year, primarily as a result of 31% growth in U.S. pump sales. Growth in the United States was driven by an increase in NPS following the introduction of the MiniMed 780G system in the U.S. market in fiscal year 2024. Continued momentum of the 780G system in international markets drove 2% growth in pump sales internationally.
Consumable sales increased 2.2% year-over-year driven by 11% international growth, partially offset by a 16% decline in the United States. International growth was driven by an increased volume of patients using our AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The decreased volume of patients using our AID system in fiscal year 2024 in the United States is the result of the FDA warning letter which was in effect from December 2021 through April 2023 which inhibited our ability to progress the launch of the 780G system and resulted in a competitive disadvantage and fewer NPS in fiscal years 2022 and 2023 in the U.S. market leading to reduced consumables sales in fiscal year 2024.
CGM sales increased by 16.6% year-over-year, driven by strong growth in CGM Attachment Rate in international markets, driven by an expansion of Guardian 4 Sensor into key markets.
Cost and Expenses
The following is a summary of cost of products sold, research and development, and selling, general, and administrative expenses as a percentage of net sales:

	Fiscal Year			% of Net Sales
(Dollars in millions)	2025	2024	2023	2025	2024	2023
Cost of products sold	$1,187	$1,032	$937	43.7%	41.8%	41.7%
Research and development expense	436	437	429	16.1	17.7	19.1
Selling, general, and administrative expenses	1,080	1,057	960	39.8	42.8	42.8
Cost of products sold
Cost of products sold includes raw materials, labor costs, manufacturing overhead expenses, shipping and handling costs incurred to store, move, and prepare products for shipment, amortization of purchased technology intangible assets, import tariffs and duties, reserves for expected warranty costs, scrap and excess, and obsolete inventory. Manufacturing overhead expenses include expenses relating to manufacturing engineering, material procurement, inventory and quality control, facilities, depreciation, information technology, and operations supervision and management.
Cost of products sold for fiscal year 2025 was $1,187 million as compared to $1,032 million for fiscal year 2024. The increase in cost of products sold was driven by the increased volume of products sold as well as changes in product mix driving a 190 basis points (bps) increase in cost of products sold as a percentage of net sales. The 190 bps increase in fiscal year 2025 was largely driven by a higher mix of CGMs, which have a lower gross profit margin relative to our insulin pumps, and other consumables.

Cost of products sold for fiscal year 2024 was $1,032 million as compared to $937 million for fiscal year 2023. The increase in cost of products sold was driven by the increased volume of products sold as well as, to a lesser extent, changes in product mix driving a 10 bps increase in cost of products sold as a percentage of net sales. The 10 bps increase in fiscal year 2024 was largely driven by unfavorable impact of 50 bps due to higher mix of CGMs, which have a lower gross profit margin relative to our insulin pumps, and other consumables. These factors were primarily offset by favorable currency of 40 bps.
Research and development expense
Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Research and development expense for fiscal year 2025 was $436 million as compared to $437 million for fiscal year 2024. The change was insignificant from the prior year.
Research and development expense for fiscal year 2024 was $437 million as compared to $429 million for fiscal year 2023. The increase was primarily driven by an increase in personnel expenses to support product development efforts.
Selling, general, and administrative expenses
Selling, general, and administrative expense primarily consists of salaries and wages, benefits, other administrative costs, such as professional fees and marketing expenses, stock-based compensation, and restructuring associated expenses. Selling, general, and administrative expense also includes amortization expense related to our customer list and tradename intangible assets.
Selling, general, and administrative expenses for fiscal year 2025 were $1,080 million as compared to $1,057 million for fiscal year 2024. The increase was primarily driven by $31 million of incremental commercialization activities to support higher sales of the Company and Simplera Sync outside the United States.
Selling, general, and administrative expenses for fiscal year 2024 were $1,057 million as compared to $960 million for fiscal year 2023. The increase was primarily driven by approximately $42 million of incremental commercialization activities related to the 780G launch in the United States and continued expansion in international markets and approximately $17 million for IT transformation initiatives, including IT quality systems, infrastructure modernization, and business application improvements.
Certain litigation charges
We classify specified certain litigation charges as certain litigation charges in the consolidated statements of income. During fiscal year 2025, the Company negotiated a contractual dispute resolution under one of the Diabetes product funding arrangements, and the Company recognized $165 million of certain litigation charges in connection with the resolution. Refer to Note 14 “Commitments and Contingencies,” to the audited combined financial statements included elsewhere in this prospectus for further information.
Other operating (income) expense, net
Other operating (income) expense, net primarily includes restructuring expense, royalty expense, foreign currency hedging gains and losses, currency remeasurement, Puerto Rico excise taxes, and income from research and development funding arrangements.
Other operating (income) expense, net was $8 million of income for fiscal year 2025 as compared to $11 million of expense for fiscal year 2024. The change was primarily driven by the net impact of currency remeasurement and foreign currency hedging gains and losses in addition to lower royalty expense, partially offset by reduced proceeds from funded research and development arrangements due to the timing of certain new product development spend. The currency impact for fiscal year 2025 was a net loss of $11 million as compared to a net loss of $37 million in fiscal year 2024.

Other operating (income) expense, net was $11 million of expense for fiscal year 2024 as compared to $12 million of income for fiscal year 2023. The decrease was primarily driven by reduced proceeds from funded research and development arrangements due to the timing of certain new product development spend, partially offset by lower Puerto Rico excise taxes as a result of newly enacted legislation in Puerto Rico.
Other non-operating expense, net
Other non-operating expense, net includes investment gains and losses. Other non-operating expense, net was $1 million for both fiscal years 2025 and 2024.
Other non-operating expense, net was $1 million for fiscal year 2024 as compared to $7 million for fiscal year 2023. The decrease was driven by a decrease in net losses on our minority investment portfolio.
Income tax provision
Income tax provision includes current and deferred income tax expense related to federal, state, and international jurisdictions.
Income tax provision was $52 million for fiscal year 2025 as compared to $38 million for fiscal year 2024. The change in the effective tax rate and income tax provision primarily relates to year-over-year changes in operational results by jurisdiction.
Income tax provision was $38 million for fiscal year 2024 as compared to $16 million for fiscal year 2023. The change in the effective tax rate and income tax provision primarily relates to year-over-year changes in operational results by jurisdiction.
On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for the Company beginning fiscal year 2026. The impacts of these provisions to fiscal year 2026 and beyond are not expected to be material.
Selected Quarterly Financial Information
The following tables set forth selected unaudited quarterly combined statement of operations data for each of the eight fiscal quarters ended October 24, 2025. The information for each of these quarters has been prepared in accordance with U.S. GAAP on the same basis as our audited historical combined financial information included elsewhere in this prospectus and includes normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period. This data should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus.

(in millions)	October 24, 2025	July 25, 2025	April 25, 2025	January 24, 2025	October 25, 2024	July 26, 2024	April 26, 2024	January 26, 2024
Net sales	$752	$723	$724	$687	$682	$623	$653	$635
Cost of products sold	323	314	319	292	296	281	279	254
Gross profit	428	409	405	395	386	342	374	382
Research and development expense	111	125	107	112	112	105	113	110
Selling, general, and administrative expenses	293	283	276	268	271	265	276	267
Certain litigation charges	—	17	165	—	—	—	—	—
Other operating expense (income), net	9	(2)	4	(7)	(4)	(1)	14	3
Operating profit (loss)	$16	$(13)	$(148)	$21	$7	$(27)	$(30)	$2
Non-GAAP Measures
In addition to our financial results determined in accordance with U.S. GAAP, we present certain financial measures that facilitate management’s review of the operational performance of the Company and as a basis for strategic planning; however, such financial measures are not presented in our financial statements prepared in accordance with U.S. GAAP. These financial measures are considered “non-GAAP financial measures” and are intended to supplement, and should not be considered as superior to, financial measures presented in accordance with U.S. GAAP. These include Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA. We believe that non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and trends and may facilitate comparisons with the performance of other companies in the medical technologies industry.
In addition to our financial results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken together with the corresponding U.S. GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook.
In particular, we believe that the use of Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA are helpful to our investors as they are metrics used by management to assess the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In evaluating the non-GAAP financial information presented, investors should be aware that in the future that the Company may incur expenses that are the same as or similar to some of the adjustments in such presentation and the Company’s presentation of non-GAAP information should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.
A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
Organic Revenue Growth
Organic Revenue Growth measures our revenue growth trends excluding the impacts of foreign currency rate fluctuations and adjustments to the Company’s Italian payback accrual for certain prior years since 2015, which is further described in Note 14, “Commitments and Contingencies,” to the audited annual combined financial statements and Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus. We use Organic Revenue Growth to assess our performance on a consistent basis by removing the impacts of foreign currency rate fluctuations and adjustments to the Italian payback accrual that we believe do not directly reflect our underlying operations.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the six months ended October 24, 2025.

	Six months ended
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	October 24, 2025	October 25, 2024	Growth	October 24, 2025 (3)	October 25, 2024 (4)	October 24, 2025 (3)	October 25, 2024 (4)	Growth
U.S. (1)	$437	$437	(0.1)%	$—	$—	$437	$437	(0.1)%
International (2)	1,038	867	19.7	52	(20)	986	887	11.1
Total	$1,475	$1,304	13.1%	$52	$(20)	$1,423	$1,325	7.4%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.

(3)The six months ended October 24, 2025 excludes $52 million of revenue adjustments, including $7 million reduction in the Italian payback accruals due to changes in estimates as a result of the Legislative Decree published by the Italian government on June 30, 2025 for years 2015 to 2018 and $45 million of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
(4)The six months ended October 25, 2024 excludes $20 million of revenue adjustments related to incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for fiscal year 2025.

	Fiscal year
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	2025	2024	Growth	2025 (3)	2024	2025 (3)	2024	Growth
U.S. (1)	$903	$833	8.4%	$—	$—	$903	$833	8.4%
International (2)	1,812	1,636	10.8	(39)	—	1,851	1,636	13.1
Total	$2,715	$2,469	10.0%	$(39)	$—	$2,754	$2,469	11.5%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)Fiscal year 2025 excludes $39 million of revenue adjustments, including $20 million of incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court for certain prior years since 2015 and $19 million of unfavorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for fiscal year 2024.

	Fiscal year
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	2024	2023	Growth	2024 (3)	2023	2024 (3)	2023	Growth
U.S. (1)	$833	$832	0.1%	$—	$—	$833	$832	0.1%
International (2)	1,636	1,413	15.8	31	—	1,605	1,413	13.6
Total	$2,469	$2,245	10.0%	$31	$—	$2,438	$2,245	8.6%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
(3)Fiscal year 2024 excludes $31 million of revenue adjustments related to favorable currency impact. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
Adjusted Gross Profit
Adjusted Gross Profit measures our gross profit excluding the impact of factors unrelated to overall operating performance. Management uses Adjusted Gross Profit to assess our overall performance on a consistent basis by removing the impact of certain items that we believe do not directly reflect our underlying operations. We calculate Adjusted Gross Profit as U.S. GAAP gross profit, adjusted for the amortization of intangible assets and certain other non-operational items.

The following table presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the six months ended October 24, 2025 and October 25, 2024.

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Gross Profit	$838	$728
Adjustments:
Amortization of intangible assets	12	12
Other adjustments (1)	(7)	20
Costs to comply with medical device regulations (2)	—	1
Adjusted Gross Profit (non-GAAP)	$843	$761
__________________
(1)Reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(2)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.

The following table presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for fiscal years 2025, 2024, and 2023.

	Fiscal Year
(in millions)	2025	2024	2023
Gross Profit	$1,528	$1,436	$1,308
Adjustments:
Amortization of intangible assets	24	24	24
Other adjustments (1)	20	—	—
Restructuring and associated costs (2)	—	1	8
Costs to comply with medical device regulations (3)	1	2	1
Adjusted Gross Profit (non-GAAP)	$1,573	$1,463	$1,341
__________________
(1)Reflects the recognition of incremental Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015.
(2)These charges primarily include salaries and wages for employees that are fully dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that we use to assess our overall performance. Management uses Adjusted EBITDA for business planning purposes as this measure facilitates internal comparisons of our historical operating performance on a more consistent basis. We calculate Adjusted EBITDA as Net Loss before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of certain other non-operational items.

The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the six months ended October 24, 2025 and October 25, 2024.

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Net loss	$(21)	$(23)
Income tax provision	23	3
Depreciation and amortization	78	68
Adjustments:
Stock-based compensation	26	22
Certain litigation charges (1)	17	—
Restructuring and associated costs (2)	4	6
Other adjustments (3)	(7)	20
Transaction costs (4)	7	1
Losses on minority investments (5)	1	1
Costs to comply with medical device regulations (6)	—	1
Acquisition-related costs	—	(1)
Adjusted EBITDA	$128	$97
__________________
(1)These charges relate to the Diabetes Pump Retainer Ring litigation.
(2)The charges primarily relate to employee termination benefits and consulting expenses directly related to the restructuring efforts.
(3)Reflects adjustments to the Company’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(4)These charges represent costs incurred associated with the Separation.
(5)We exclude unrealized and realized gains and losses on our minority investments as we do not believe that these components of income or expense have a direct correlation to our ongoing or future business operations.
(6)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs.
The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for fiscal years 2025, 2024, and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Net loss	$(198)	$(107)	$(92)
Provision for taxes	52	38	16
Depreciation and amortization	143	129	115
Adjustments:
Stock-based compensation	41	38	35
Certain litigation charges (1)	165	—	—
Restructuring and associated costs (2)	25	29	52
Other adjustments (3)	20	—	—
Transaction costs (4)	3	—	—
Costs to comply with medical device regulations (5)	1	2	1
Losses on minority investments (6)	1	1	7
Acquisition-related costs (7)	—	17	2
Adjusted EBITDA	$253	$147	$136
__________________
(1)These charges relate to a contractual dispute resolution under one of the Diabetes product funding arrangements.
(2)Associated costs primarily include salaries and wages for employees that are fully-dedicated to restructuring programs as well as consulting expenses directly related to the restructuring efforts.

(3)Reflects the recognition of incremental Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015.
(4)These charges represent costs incurred associated with the Separation.
(5)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. We consider these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
(6)We exclude unrealized and realized gains and losses on our minority investments as we do not believe that these components of income or expense have a direct correlation to our ongoing or future business operations.
(7)These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.
Liquidity and Capital Resources
Liquidity
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, investments in research and development, property, plant, and equipment, and other operating costs. As of October 24, 2025, we had $8 million in cash and cash equivalents.
Our working capital requirements, capital expenditures, and investment opportunities have historically been satisfied as part of Medtronic’s corporate-wide cash management and centralized funding programs. We will continue to be funded through Medtronic’s cash management strategy through the anticipated separation. Following the Separation, we will no longer participate in Medtronic’s cash management strategy, and our capital structure, sources of liquidity, and operating needs will change from our historical capital structure, sources of liquidity, and operating needs.
As part of the Separation, we intend to use part of the net proceeds from this offering to repay (or cause one or more of our subsidiaries to repay) intercompany debt owed to Medtronic. After giving effect to the settlement of this intercompany debt and other transactions contemplated in the Separation Agreement, we expect to retain approximately $350 million of the net proceeds of this offering, less cash on hand at the time of the completion of this offering. In connection with the Separation, we have entered into a revolving credit facility providing for a five-year senior secured revolving credit facility in an aggregate principal amount of $500 million available in U.S. dollars and certain approved alternative currencies, with commitments available upon completion of this offering and expected to be undrawn at closing.
Following the Separation, our ability to fund our operating needs will depend on net proceeds from this offering, our ability to generate positive cash flow from operations, and funds available under the Revolving Credit Facility, as well as on our ability to obtain additional debt financing on acceptable terms or to issue additional equity or equity-linked securities not anticipated in this prospectus. We believe the net proceeds from this offering, together with our existing cash and cash equivalents, funds provided by operating activities, and funds available under the Revolving Credit Facility, taken as a whole, will provide adequate liquidity to meet all of our obligations for at least 12 months from the date of the Separation. For additional details regarding the expected net proceeds of this offering and the Revolving Credit Facility, see “Use of Proceeds” and “Description of Certain Indebtedness.”
Summary of Cash Flows for the six months ended October 24, 2025 and October 25, 2024
The following table is a summary of cash provided by (used in) operating, investing, and financing activities, and the net change in cash and cash equivalents:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Cash provided by (used in):
Operating activities	$(93)	$33
Investing activities	(124)	(86)
Financing activities	215	10
Net change in cash and cash equivalents	$(2)	$(44)

Operating Activities
The $126 million increase in net cash used in operating activities was primarily driven by an increase in certain litigation payments and cash paid to vendors partially offset by an increase in cash collected from customers due to an increase in sales.
Investing Activities
The $38 million increase in net cash used in investing activities was primarily due to an increase in net additions to property, plant, and equipment of $28 million.
Financing Activities
There was a $205 million increase in net cash provided by financing activities. The financing activities cash flows primarily reflect transfers from the Parent of $215 million for the six months ended October 24, 2025 and $9 million for the six months ended October 25, 2024. These transfers are utilized by the Company for general operating and investing activities. For further detail on the transfers from the Parent, refer to Note 1, “Description of the Business and Basis of Presentation,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Summary of Cash Flows for the Fiscal Years Ended April 25, 2025, April 26, 2024, and April 28, 2023
The following table is a summary of cash provided by (used in) operating, investing, and financing activities, and the net change in cash and cash equivalents:

	Fiscal Year
(in millions)	2025	2024	2023
Cash provided by (used in):
Operating activities	$140	$41	$(6)
Investing activities	(193)	(157)	(180)
Financing activities	10	112	185
Net change in cash and cash equivalents	$(43)	$(4)	$(1)
Operating Activities
The $99 million and $47 million increase in net cash provided by operating activities from fiscal year 2024 to fiscal year 2025 and from fiscal year 2023 to fiscal year 2024, respectively, was primarily driven by an increase in cash collected from customers due to an increase in sales, partially offset by an increase in cash paid to vendors.
Investing Activities
The $36 million increase in net cash used in investing activities from fiscal year 2024 to fiscal year 2025 was primarily due to an increase in net additions to property, plant, and equipment of $45 million.
The $23 million decrease in net cash used in investing activities from fiscal year 2023 to fiscal year 2024 was primarily due to a decrease in net additions to property, plant, and equipment of $19 million.
Financing Activities
There was a $102 million decrease in net cash provided by financing activities from fiscal year 2024 to fiscal year 2025. The financing activities cash flows primarily reflect transfers from the Parent of $12 million for fiscal year 2025 and $112 million for fiscal year 2024. These transfers are utilized by the Company for general operating and investing activities. For further detail on the transfers from the Parent, refer to Note 1, “Description of the Business and Basis of Presentation,” to the audited combined financial statements included elsewhere in this prospectus.

There was a $73 million decrease in net cash provided by financing activities from fiscal year 2023 to fiscal year 2024. The financing activities cash flows primarily reflect transfers from the Parent of $112 million for fiscal year 2024, and $182 million for fiscal year 2023. These transfers are utilized by the Company for general operating and investing activities. For further detail on the transfers from the Parent, refer to Note 1, “Description of the Business and Basis of Presentation,” to the audited combined financial statements included elsewhere in this prospectus.
Contractual Obligations and Cash Requirements
Leases
We have entered into various operating leases for certain office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. For a description of our contractual obligations related to leases, refer to Note 11, “Leases,” to the annual audited combined financial statements and Note 10, “Leases,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Research and Development Arrangements
Medtronic entered into certain arrangements with Blackstone pursuant to which Medtronic received funding related to the development of specific Diabetes products. For more information on our research and development arrangements, refer to Note 13, “Research and Development Funding Arrangements,” to the annual audited combined financial statements and Note 12, “Research and Development Funding Arrangements,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Critical Accounting Estimates
Our combined financial statements were prepared in accordance with U.S. GAAP. The preparation of our combined financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience, economic and market conditions, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
While our significant accounting policies are described in more detail in Note 2, “Summary of Significant Accounting Policies,” to the annual audited combined financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to the judgments and estimates used in the preparation of our combined financial statements.
Revenue Recognition
Revenue recognition on our products varies depending on the amount of consideration we ultimately receive due to return terms, sales rebates, discounts, and other incentives, which are accounted for as variable consideration. The estimate of variable consideration for rebates and other adjustments is considered critical due to the materiality of the balances and use of estimates. Estimates for rebates and other adjustments are based on sales terms, historical experience, expected volumes, and trend analysis. The Company considers the lag time between the point of sale and payment of the rebate claim, the stated rebate rates, and other relevant information to estimate rebates.
At October 24, 2025, April 25, 2025, and April 26, 2024, there were $93 million, $89 million, and $54 million of rebates and other adjustments recorded in the combined balance sheets, respectively. During fiscal year 2025, the Company recognized $20 million of incremental Italian payback accrual resulting from the July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015. During the six months ended October 24, 2025, the Company decreased its accrual for the Italian payback by $7 million resulting from the June 30, 2025 legislative decree published by the Italian government and formalized into law in August 2025 confirming a reduction of the amounts due for years 2015 to 2018. Other adjustments to variable consideration during the six months ended October 24, 2025 and fiscal year 2025 were not material.

Litigation Contingencies
As further described in Note 14, “Commitments and Contingencies,” to the annual audited combined financial statements and Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus, we are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, environmental proceedings, tax disputes, and governmental proceedings and investigations.
Litigation and product liability matters are inherently uncertain, and the outcomes of individual matters are difficult to predict and quantify. As such, significant judgment is required in determining our legal and product liability accruals, including determination of whether a potential loss is probable, reasonably possible, or remote as well as whether a potential exposure is reasonably estimable. We base our judgments on the best information available at the time. Our estimates related to our legal and product liability accruals may change as additional information becomes available to us, including information related to the nature or existence of claims against us, trial court or appellate proceedings, and mediation, arbitration or settlement proceedings. Any revision of our estimates of potential liability could have a material impact on our financial position and operating results.
Income Tax Reserves
We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may or may not prevail. Under U.S. GAAP, if we determine that a tax position will more likely than not be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50 percent likely to be realized upon settlement. We presume that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations.
We regularly monitor our tax positions and tax liabilities. We reevaluate the technical merits of our tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when there is (i) a completion of a tax audit, (ii) effective settlement of an issue, (iii) a change in applicable tax law including a tax case or legislative guidance, or (iv) the expiration of the applicable statute of limitations. These reserves are subject to a high degree of estimation and management judgment. Although we believe that we have adequately reserved for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on our financial position and operating results.
Valuation of Goodwill
Goodwill attributed to the Company represents the historical goodwill balances in the Parent’s Diabetes business arising from acquisitions specific to the Company. Goodwill is the excess of the purchase price over the estimated fair value of identified net assets of acquired businesses. Determining the fair value requires us to make significant estimates. These estimates include the amount and timing of projected future cash flows of each project or technology, the discount rate used to discount those cash flows to present value, and the assessment of the asset’s life cycle. The estimates could be impacted by legal, technical, regulatory, economic, and competitive risks.
We have one goodwill reporting unit. We assess the impairment of goodwill at the reporting unit level annually as of the first day of the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The test for impairment of goodwill requires us to make several estimates related to projected future cash flows to determine the fair value of the goodwill reporting units. We estimated the fair value of these reporting units using the income and the market approaches, weighted 50 percent each. Fair value under the income approach was determined by discounting to present value the estimated future cash flows of the reporting unit. Fair value under the market approach utilized revenue multiples using comparable public company information, which uses valuation indicators determined from other businesses that are similar to our reporting unit. We use estimates that are consistent with the highest and best use of the assets based on a market participant’s view of the assets being evaluated.

The most critical assumptions used in the calculation of the fair value of each reporting unit are the projected revenue, projected future cash flows, and discount rate. Our forecast of future cash flows is based on estimates of projected revenue, based primarily on pricing, raw material costs, market share, industry outlook, general economic conditions and strategic actions to improve our earnings. The fair value of the reporting unit’s goodwill is sensitive to differences between estimated and actual cash flows, including changes in the projected revenue and discount rate used to evaluate the fair value of the reporting unit.
The following table highlights the sensitivities of the most critical assumptions used in the goodwill impairment test as of the date of our annual fiscal year 2025 testing.

Assumption:
Approximate % by which the fair value exceeds the carrying value based on annual impairment test	63%
Approximate % by which the fair value exceeds the carrying value if the discount rate were to increase 1%	51%
Approximate % by which the fair value exceeds the carrying value if the future cash flows in the income approach and revenue in the market approach were to decrease by 5%	56%
Although we believe our estimate of fair value is reasonable, actual results may differ from our estimates due to a number of factors including, among others, changes in competitive conditions, timing of regulatory approval, results of clinical trials, changes in worldwide economic conditions, and fluctuations in currency exchange rates.
Refer to Note 6 “Goodwill and Intangible Assets,” to the annual audited combined financial statements and to the unaudited condensed combined financial statements included elsewhere in this prospectus for further information.
Warranty Reserve
The estimates for warranty is considered critical due to the materiality of the balances and use of estimates. The Company estimates future warranty costs by analyzing historical and anticipated rates of warranty claims and the number and cost of units sold. Changes to the actual replacement rate or expected product replacement cost could cause a material increase or decrease to the estimated warranty reserve and related cost of products sold. The Company assesses the adequacy of the warranty reserves on a quarterly basis and adjusts these amounts as necessary.
At October 24, 2025, April 25, 2025, and April 26, 2024, there were $60 million, $57 million, and $65 million of accrued warranties recorded in the consolidated balance sheets, respectively. During the six months ended October 24, 2025 and fiscal year 2025, adjustments to warranties recorded in prior periods were not material.
Recently Issued and Adopted Accounting Standards
Information regarding new accounting pronouncements is included in Note 2, “Summary of Significant Accounting Policies,” to the annual audited combined financial statements and Note 2, “New Accounting Pronouncements,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risk
Currency Exchange Rate Risk
Our operations are primarily located in the United States, but we operate in approximately 80 countries globally. A significant portion of our sales are from EMEA, where fluctuations in the rate of exchange between the U.S. dollar and the local currency could adversely affect our financial results, including income and losses as well as assets and liabilities. During the six months ended October 24, 2025 and fiscal years 2025, 2024, and 2023, the Company’s net sales in international markets were approximately 70%, 67%, 66%, and 63%, respectively, of the total Company net sales.

Due to the global nature of our operations, we are exposed to currency exchange rate changes, which may cause fluctuations in earnings and cash flows. For example, a 10% strengthening or weakening of the major non-U.S. currencies against the U.S. dollar in the six months ended October 24, 2025 and fiscal years 2025, 2024, and 2023 would have resulted in an increase/decrease to net sales by approximately $105 million, $180 million, $160 million, and $140 million, respectively.

BUSINESS
This section discusses the Company assuming the completion of all of the transactions described in this prospectus, including the Separation. All monetary amounts discussed in this section are in millions of U.S. dollars, unless otherwise indicated.
Introduction
We are a scaled global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Since our founding more than 40 years ago, we have pioneered groundbreaking innovation and served the needs of our customers across the globe in service of our mission to make every day a better day for people with diabetes.
Today, we are the only player in the market that commercializes all parts of an integrated diabetes management system. This allows us to provide a five-star customer experience: an easier and consistent user experience, seamless integration, privacy and security, optimized performance and reliability, and our pioneering and industry-leading dosing algorithm, based on TIR outcomes in real-world data. This differentiated value proposition is designed to solve two key problems for PWD. First, we believe our products deliver superior health outcomes, when measured against EASD and ADA guidelines, by effectively and measurably improving glycemic control compared to other available treatment options and competing products. By enhancing glycemic control, our products can help reduce long-term complications of diabetes, improve longevity and quality of life, and reduce associated costs to health systems. Second, our customer experience reduces or substantially eliminates the burden of diabetes management for users, their families, their caregivers, and their HCPs.
Diabetes is a chronic, life-threatening disease that affects the body’s production of and response to insulin, a hormone produced by the pancreas that is critical to the metabolism of glucose. It is a global epidemic, with 589 million PWD globally, according to the 2025 IDF World Atlas. The disease has no known cure and brings with it significant short and long-term health impacts, including risk of serious comorbidities. Managing diabetes is a 24/7 challenge that greatly impacts the overall quality of life of the person with diabetes as well as his or her family. People with T1D as well as those with T2D who require background (basal) and mealtime (bolus) insulin must self-administer insulin multiple times per day and continuously monitor their blood glucose levels to inform their insulin dosing.
We serve PWD who require intensive insulin therapy, which represents all people with T1D and a subset of those with T2D. We address this market by offering various diabetes technologies, including insulin delivery devices (primarily insulin pumps and pens), CGMs, other consumables, supplies, and related software and services. In total, we estimate the current market for our diabetes technologies and other offerings to be over $18 billion, based on last twelve months ended September 2025 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. As of the time of this offering, we utilize a dual-channel approach in the United States where we distribute the majority of our products through the DME channel and only a small percentage of our products through the pharmacy channel, whereas our market estimate includes companies that have broad coverage in the pharmacy channel. Our market is expected to grow at a compound annual growth rate above 10% from 2025 through at least 2030, according to Seagrove Partners’ November 2025 market model, driven by the adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market. The primary medical specialists who use and/or prescribe our products are endocrinologists, diabetologists, nurse practitioners, physician assistants, and PCPs.
Our platform of simple and clinically effective solutions for PWD requiring insulin therapy includes:
•Automated Insulin Delivery (AID) Systems: Integrated solutions for glucose sensing and automated insulin dosing and administration, delivering superior glycemic control. Our system is composed of an insulin pump that administers insulin, consumable insulin infusion sets and reservoirs, a CGM sensor that measures blood glucose levels, and a Smart Dosing algorithm that is designed to mimic how a healthy pancreas works. In our AID system, real-time CGM readings inform our Smart Dosing algorithm, which provides automatic adjustments and corrections to insulin pump dosing every five minutes based on target blood glucose settings and Meal Detection technology. This algorithm automatically informs insulin administration and wraparound applications, software, and services for users, caregivers, and HCPs, allowing users and caregivers to track and control their treatment through compatible smartphone applications. Our AID systems include our second-generation MiniMed 780G system, as well as our older MiniMed 770G, MiniMed 740G, MiniMed 720G, and MiniMed 630G systems.
•Smart Multiple Daily Injection (MDI) System: For those who prefer to self-administer insulin by manual injections or seek freedom from on-body devices, Smart MDI systems offer an integrated solution for sensing, dosing, and administration. Our Smart MDI system includes InPen (our Smart Insulin Pen for insulin administration), Simplera or Guardian 4 (our CGM), and wraparound applications and services. Our Bluetooth-enabled smart insulin pens connect with our Smart Dosing software and intuitive mobile app, which can track and personalize insulin dosing suggestions based on CGM sensor readings, including suggestions for mealtime and correction doses.
Today, we are the only company that commercializes all the constituent parts of these advanced solutions for diabetes therapy. We believe that other players in our market specialize in CGM sensors or insulin pumps and dosing algorithms, and therefore need to establish strategic partnerships and share data in order to offer Smart Dosing solutions. We believe that our presence in all parts of the Smart Dosing ecosystem is a significant advantage over our competitors because it can result in a more effective user experience, relieving some of the burdens of existing diabetes technology. Additionally, our data advantage in having both CGM and insulin data allows us to be more effective in developing high-quality products that drive better clinical outcomes, especially in the iterative, data-rich development of insulin dosing algorithms.
Our products deliver differentiated clinical efficacy and customer satisfaction. We believe our solutions have demonstrated superiority over the current standard of care of administering insulin through MDI manually with only a standalone unconnected BGM or CGM to inform dosing. An analysis of real-world evidence from a global dataset of approximately 400,000 users demonstrated that 80% of MiniMed 780G ROS users (16% of all users were ROS users), and 61% of all MiniMed 780G users, achieved >70% TIR. In a randomized controlled study, MiniMed 780G showed a clinically significant 1.4% absolute improvement in A1C as compared to the current standard of care as described above.
A 2024 meta-analysis of competing systems showed that our MiniMed 780G systems outperformed against other competing products on TIR. We believe meta-analyses and comparisons of published real-world data are robust and valid ways to compare the glycemic outcomes of our devices with those of third-party devices. Peer-reviewed meta-analyses with broad acceptance criteria and analyses like random-effects frequentist network meta-analyses provide results with confidence intervals and offer robust statistical conclusions supporting comparison of devices using available clinical trial data. Further, large bodies of real-world evidence offer a strong means of mitigating these biases and normalizing many of the specific clinical and demographic variables that exist in the real-world use of AID systems.
While meta-analysis can provide valuable insights by aggregating data from multiple studies, this approach has inherent limitations. The methodology relies on indirect comparisons, which may introduce biases due to variations in study design, populations, and analytical approaches. Without direct comparative trials, differences in outcomes between interventions may not be adequately assessed, leading to potential uncertainties in the interpretation of results. Accordingly, investors should exercise caution when considering findings derived from meta-analysis as conclusive evidence.
Direct head-to-head clinical studies have not been conducted comparing modern AID systems at the time of this offering. Additionally, individual device clinical studies often offer small sample sizes with potential for investigator selection bias, volunteer bias on the part of the participant, and attention bias given the close follow-up during the trial. These biases, which are inherent in industry-sponsored trials, may result in a best-case scenario or non-representative outcome.
We believe our clinical performance is driven by our advanced SmartGuard dosing algorithms, which safely and automatically adjust insulin pump dosing every five minutes. An international group of experts in diabetes technology convened prior to the 2025 ATTD Congress and recommended establishing a tighter glycemic goal referred to as time in tight range (TITR). The goal for the percent of time that PWD should be in that range was targeted to be >55% as of fiscal year 2025. The reason that there is a movement to tighten the recommendation is that 70-140 mg/dL range is close to “normal,” i.e., where glucose for people without diabetes resides 96% of the time. As of fiscal year 2025, which ended April 25, 2025, the MiniMed 780G is the only system on the market with published data on TITR showing >55% in children and adult ROS users (5.4% of children and 5.3% of adult users were ROS users), and TITR showing >48% in all children and all adults. Because it is a new guideline, TITR has not been consistently reported or addressed in studies assessing the performance of competing systems and therapies. We regularly review the scientific literature and published data of competing systems and determined that, as of the time of this offering, competing systems and therapies do not have published TITR performance data suitable for comparison. Therefore, we have concluded that the MiniMed 780G is the only system on the market with published data on TITR showing >55% in children and adults using the recommended settings.
In terms of user experience, the MiniMed 780G has maintained the number one pump satisfaction in the United States since Q2 2024, according to pump satisfaction survey results from dQ&A’s Q2 2025 U.S. Diabetes Patient Voice report. Our leading clinical and user performance has earned our status as a recognized and trusted brand in the diabetes space.
We continue to build on this position by developing innovative diabetes technologies that improve treatment and relieve burdens for PWD. Our global research and development function is focused on a number of priorities. We continue to execute on launches of our second-generation AID systems, which began with the EU launch of our Simplera Sync CGM sensor in 2024 and has continued in the United States where we launched our Simplera Sync CGM sensor in September 2025. Along with Simplera Sync, we received U.S. FDA clearance of our SmartGuard algorithm as an iAGC and MiniMed 780G as an ACE pump, which will enable compatibility between the MiniMed 780G system and Instinct. We have also submitted for CE Mark approval. Our third-generation AID systems are designed to utilize each of these sensors, and include our smaller MiniMed Flex insulin pump, which we have submitted for U.S. FDA approval and plan to submit for CE Mark approval by the end of the first quarter of calendar year 2026, and our MiniMed Fit patch pump with extended wear, which we aim to submit for U.S. FDA approval by the fall of calendar year 2026 and CE Mark approval thereafter. Bringing together these important hardware improvements is our next-generation Vivera dosing algorithm, which meaningfully eliminates user intervention. With these innovations, we believe we are poised to extend our category leadership, driving toward a future where diabetes management can be “hands free” with simple, highly effective insulin dosing technology that safely and reliably delivers appropriate insulin doses and achieves glycemic targets for all.
We operate a scaled global commercial and manufacturing organization with our corporate headquarters in Northridge, California. We are led by a world-class senior management team and global employee base with a reputation for innovation and culture of accountability. Our commercial organization maintains relationships with over 40,000 prescribing HCPs globally, while coordinating our sales process from demand generation and marketing through fulfillment and renewals in the markets where we operate. Our AI-enabled sales force is powered by software such as our proprietary MiniMed IQ, which provides real-time physician landscape insights nationwide and optimizes our account targeting strategy, and third-party tools, which optimize our lead generation strategies and enhance our sales forecasting with predictive analytics. We operate two main manufacturing facilities in California and Puerto Rico, which serve as the backbone of our global operations, covering our manufacturing, distribution, and sourcing functions. We have built up a large base of intellectual property, with more than 2,500 patents and patent applications across our markets as of October 2025.
In the six months ended October 24, 2025 and in fiscal year 2025, we generated $1.5 billion and $2.7 billion, respectively, in revenue, of which 83% and 80% came from sales of CGMs, other consumables, software, and services. We are unmatched in our global presence among our key competitors, with OUS revenue representing 70% and 67% of our total revenue in the six months ended October 24, 2025 and in fiscal year 2025, respectively. We are the global leader in insulin pumps by users according to Seagrove Partners’ November 2025 GlobeVIEW Scoreboard, servicing more than 640,000 pump users in approximately 80 countries as of October 2025. In the six months ended October 24, 2025, we achieved Net Loss of $21 million and Adjusted EBITDA of $128 million. In fiscal year 2025, we achieved Net Loss of $198 million and Adjusted EBITDA of $253 million. Our Net Loss represented 1% and our Adjusted EBITDA represented 9% of our revenue during the six months ended October 24, 2025, and 7% and 9%, respectively, of our revenue during fiscal year 2025. We aim to achieve profitable growth with our strategy. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Our History
For over four decades, we have shaped the evolution of diabetes management, turning bold ideas into life-changing innovations. From the first insulin pumps to today’s AID systems, we have consistently led the way, transforming the lives of patients living with diabetes. Our mission-focused team continues to build on this rich heritage as we develop the next generation of diabetes technology.
Pioneering the First Portable Insulin Pumps (1980s)
In the early 1980s, diabetes management was a daily struggle of multiple daily injections, unpredictable blood sugar levels, and constant vigilance. This was when Alfred E. Mann, a medical device pioneer and biotech entrepreneur, founded MiniMed with the introduction of the MiniMed 502 insulin pump. MiniMed’s early insulin pumps offered continuous subcutaneous insulin infusion (CSII), enabling improved blood sugar control. These pumps were smaller and more wearable compared to earlier, bulky designs. These early developments provided patients with an additional category of therapy options, enabling more freedom and flexibility in diabetes management. These pumps would lay the foundation for decades of new technology generations, through today’s more sophisticated AID systems.
Advancing Insulin Delivery with Smarter Technology (1990s)
In the years that followed, MiniMed introduced a redesigned pump model that was more accurate and programmable, allowing users to adjust basal (background) and bolus (mealtime) insulin. The MiniMed 507 and 508 pumps were among the most advanced of their time, featuring customizable dosing and safety alarms. These new pump models delivered clinical improvements for users, including reduced hypoglycemia (low blood sugar) and improved long-term glucose control.
Introducing Continuous Glucose Monitoring (CGM) (Late 1990s – Early 2000s)
MiniMed launched the first CGM system in 1999. This was a breakthrough in diabetes care, helping patients understand how food, activity, and insulin affected their blood sugar, and helping HCPs determine appropriate therapy recommendations. Today, CGM has become a standard tool in diabetes management, reducing the risk of severe high and low glycemic episodes. On the back of this landmark innovation, Medtronic acquired MiniMed Inc. in 2001.
Sensor-Augmented Pumps (Early 2000s – 2016)
As a part of Medtronic, we have continued to develop groundbreaking technologies toward a long-term vision of a full automation for people to manage their diabetes. As HCPs and their patients became more comfortable with CGM technology, we developed sensor-augmented pumps. In 2006, the MiniMed Paradigm REAL-time System became the first U.S. FDA-approved integrated diabetes management system, which allowed users to connect their CGM to their pump to deliver data live. Our pump systems during this period continued to introduce improvements in connectivity and automated capabilities, such as the MiniMed Veo launched in 2009, which was the world’s first pump with low glucose insulin delivery suspension capability—a foundational innovation in pump safety. In 2012, we introduced the mySentry, the first remote glucose monitor, allowing a parent or caregiver to monitor a patient’s system from another room. These sensor-augmented pumps each represented a major step towards the development of eventual AID systems for PWD.
The Dream of the Artificial Pancreas (2016 – Present)
In 2016, our landmark innovation of the MiniMed 670G system introduced the world’s first commercially available hybrid closed-loop system for T1D that automatically adjusts insulin dosing in real-time based on CGM readings and our sophisticated SmartGuard dosing algorithm. Combined with our SmartGuard dosing algorithm and

Guardian CGM sensor, this introduction was our first-generation AID system. During this period, we also continued to introduce improvements across our broader solution ecosystem, including our CareLink therapy management software solutions, infusion sets and reservoirs, and Smart MDI System with InPen.
Today, we have fully commercialized our second-generation advanced closed-loop system, the MiniMed 780G, our most advanced insulin pump system. Combined with our Guardian 4 CGM sensor and now compatible with our next-generation Simplera Sync CGM sensor, we believe our system represents the closest technology available to an artificial pancreas, adjusting insulin automatically with limited manual intervention to make diabetes management easier, safer, and more effective.
As our technology has progressed, we have been able to deliver superior outcomes for PWD while decreasing the burden of disease management. Our systems have become increasingly automated, requiring less manual interaction by the user. The exhibit below demonstrates that users are able to achieve significantly improved TIR, corresponding to meaningful improvements in health outcomes.
Figure C

MiniMed is Pushing the Boundary
of What's Possible

Percent of time a person with diabetes is in good glucose control per year

Good glucose control is 70-180 mg/dL
10% Δ = .8% Δ in A1c

80%
2nd Generation MiniMed 780G system

+105 more days
a year in good control for happier days and calmer nights
vs traditional standard of care

72%
1st Generation MiniMed 670G

51%
with CGM

45%
with BGM

Traditional Standard of Care
Multiple Daily Injections

Gold Standard
Automated Insulin Delivery

The MiniMed brand remains strong, representing decades of life-changing innovation for PWD. We strive to continue to build on our legacy of innovation and remain committed to our goal of continuing to raise the bar for clinical performance with simple, easy-to-use solutions that relieve burdens for our customers.
Our Market
Overview of Diabetes
Diabetes is a chronic, lifelong condition characterized by the body’s inability to produce or effectively use insulin, a hormone essential for regulating blood glucose levels. There is no known cure, making proper management critical to avoid serious health complications.
Diabetes is typically classified into two major groups:
•Type 1 diabetes (T1D) is an autoimmune condition which causes the body to attack insulin-producing beta cells in the pancreas. It is typically diagnosed in childhood or early adulthood. Since people with T1D are living longer than ever, the majority of people with T1D are adults. Individuals with T1D require daily insulin administration, or intensive insulin therapy, to manage their health.
•Type 2 diabetes (T2D) is a metabolic condition that results from insulin resistance, where the body’s cells do not respond effectively to insulin, often accompanied by reduced insulin production over time. It is strongly associated with lifestyle factors, such as obesity, inactivity, and diet, although genetics also play a role. In some cases, T2D can be managed with changes to diet and exercise regimes; however, if the condition progresses, more active management such as insulin therapy may become necessary.
Prevalence and Global Impact
Diabetes is a widespread global epidemic that impacts a large and growing population. According to the 2025 IDF Diabetes Atlas, an estimated 589 million people are living with diabetes worldwide, and that is expected to grow to more than 850 million by 2050.
The disease continues to be a major cause of mortality and morbidity, profoundly damaging the health and quality of life of people living with the disease. According to the 2025 IDF Diabetes Atlas, diabetes caused over 3.4 million deaths in 2024, corresponding to one death from diabetes every nine seconds, or 9.3% of global deaths from all causes. Poor diabetes treatment leads directly to other conditions, including as blindness, kidney failure, and cardiovascular disease. Diabetes is a leading worldwide global cause of kidney disease, blindness, and vision impairment in adults according to the NIH and the WHO. In 2020, over 800,000 people in the United States were on chronic dialysis or were living with a kidney transplant because of end-stage kidney disease due to diabetes. Worldwide, PWD have an increased risk by two to four times of developing cardiovascular disease, according to the IDF. Approximately 80% of all non-traumatic amputations were performed on PWD. Poorly controlled diabetes can cause major birth defects in 8-12% of all pregnancies. Additionally, according to the NIH, the prevalence of T1D in children is rising globally, making early intervention and effective management critical for long-term outcomes.
Diabetes has consistently been the costliest chronic disease in the United States. According to the ADA Economic Costs of Diabetes in the U.S. report (published every five years), costs related to diabetes represent over $400 billion, or about one of every four dollars of healthcare spending in the United States as of 2022. This represents an average annual cost of diabetes management of around $12,000 per PWD, and high expenses have also been observed in markets outside of the United States, particularly Europe.
Diabetes Management
Despite the health challenge that diabetes represents, treatments are available. When these tools are utilized effectively, PWD can make a significant difference in their health outcomes. In a landmark 1993 study from the New England Journal of Medicine, those who used intensive insulin management therapies, including an insulin pump or multiple daily insulin injections, were more than 50% less likely to experience serious complications such as retinopathy and neuropathy. We believe developing technology solutions that provide strong glycemic control and reduce the human burdens of the disease is a health imperative.
The landscape of diabetes medical technology for people with T1D and T2D includes a range of diagnostic and insulin therapy options. A subset of PWD, including all with T1D and some with T2D, require daily background (basal) and multiple mealtime (bolus) insulin infusion to regulate blood sugars. The primary dosing therapies utilized by this insulin-dependent population are insulin injections and insulin pumps, both of which are designed to supplement or replace the insulin-producing function of the pancreas. Insulin injections are often referred to as multiple daily injections, or MDI, and involve the person’s use of syringes or insulin pens to inject insulin into the body. Insulin pumps, developed in the last few decades, are a significant medical advancement to MDI where a programmed device with an infusion set administers insulin into a person’s body. To measure glucose levels, a large number of T1D patients in developed markets still use SMBG devices. SMBG involves utilizing a lancing device to draw a blood sample for a one-time reading with a BGM. In more developed markets, PWD have adopted CGMs, which are composed of a wearable sensor that continuously transmits glucose readings to a receiver or compatible display. Several device manufacturers, including ourselves, have combined the insulin pump with a CGM and an algorithm to create an AID system, where the algorithm will read the glucose level via the CGM and automatically deliver the insulin to the user. AID systems, and our offerings in particular, have been proven to outperform MDI and other treatment options on key measures of glycemic control. For various reasons, PWD sometimes like to switch between these different therapy options. For example, sometimes users using AID will take a “pump holiday” and temporarily utilize MDI, such as due to a temporary individual lifestyle change like a vacation or business trip.
Conventional treatment options like MDI can be a burden on the quality of life for PWD. First, these options fail to deliver what we consider to be acceptable clinical outcomes. Second, these options require significant effort from users, meaning PWD have to deal with 24/7 administrative, physical, mental, and emotional burdens.
Outcomes: Although treatment options are generally widespread, a significant portion of insulin-dependent PWD are not achieving clinically recommended levels of glycemic control. About four out of every five T1D patients use a CGM sensor in developed markets, yet more than 74% of T1D patients in developed markets fail to meet glycemic targets, according to a study by Diabetes Technology & Therapeutics. The study also found that a cohort of people with T1D in 2022 achieved only an 8.4% mean A1C level, well above the ADA-recommended guideline of <7.0% A1C. The same 2022 cohort achieved only a minor improvement versus a 2016 cohort that achieved a mean A1C of 8.7%, despite a significantly higher rate of technology utilization in the 2022 group (e.g., a 45% increase in the percentage using a CGM).
Burdens: Current options require constant monitoring, decision-making, and interventions by PWD and their families, leading to administrative, physical, mental, and emotional burdens. Examples of administrative burdens include carrying around supplies (glucose tabs, juice or snacks, back-up insulin, needles, lancets, spare sensors, pump supplies, batteries, etc.), reordering supplies, obtaining documentation for travel, going through secondary screenings with airport security, handling insurance, obtaining prior authorizations, and refilling prescriptions, among others. Physical burdens include fluctuating glucose levels (which may cause lethargy, difficulty in focusing, and/or frequent urination), having to eat when not hungry (to correct lows) or delaying meals (to wait for insulin to act), body image concerns (especially among teens and young adults), skin irritation or allergic reactions to adhesives, constant beeping/alerts (especially overnight, disrupting sleep), finger pricks (in the case of SMBG), scar tissue, and wearing bulky and/or uncomfortable devices. Emotional burdens result from fear of going low while driving, during meetings, or during solo travel, burnout/fatigue from never being “off duty,” and PWD and their families worrying about unexpected episodes of severe hypoglycemia leading to the need for assistance, seizure or coma, and/or severe hyperglycemia that can lead to life-threatening ketoacidosis requiring hospitalization. Between 20% and 40% of people with T1D report emotional distress related to the burden of self-management. PWD also deal with decision-making burdens such as carb counting for proper insulin dosing, which we estimate more than 65% of PWD miscalculate.
Addressing these challenges is key for the success of our offerings. We do not believe a cure to diabetes is imminent, nor do we believe that cell therapies or GLP-1s represent a realistic solution for the large global population of people requiring intensive insulin treatment. Studies show both cell therapies and GLP-1s have been proven to be less cost-effective than AID systems, and still require access to treatments like AID or MDI as a backup matter. Cell therapies for T1D require costly drugs to suppress immune response. GLP-1 treatments for T2D patients requiring intensive insulin treatment may still require the use of glycemic management tools such as AID or MDI for most individuals. As of April 2025, the incremental cost-effective ratio (“ICER”) for the MiniMed 780G system, an AID, is $68,402 per QALY over four years and $38,842 per QALY over a lifetime horizon, which is below the common willingness-to-pay threshold of $100,000 per QALY. For cell therapy (e.g., stem cell-derived), the ICER is $93,240 per QALY over 20 years. There is no cost-effectiveness data for people with T1D using GLP-1s because GLP-1s are only indicated for people with T2D. The ICER for tirzepatide (Zepbound) and semaglutide (Ozempic) is $197,023 per QALY and $467,676 per QALY, respectively.
Though GLP-1s may reduce the total amount of insulin required for people with T1D or T2D because of decreased food intake and reduced insulin resistance as a result of weight loss, their effect on increasing pancreatic insulin secretion is only seen in those with T2D, because those with T1D have no ability to produce insulin.
We expect the use of GLP-1s by people with T1D will have an immaterial impact on our results of operations because the requirement of frequent adjustments to insulin can only be provided by insulin therapy. We expect that GLP-1s may reduce the number of people with T2D who require intensification of their therapy, but this is partially offset by the fact that some people with T2D physiologically resemble those with T1D and our patients with T2D have been generally those that are insulin dependent. It is possible, however, that GLP-1s could lead to a reduction in the increase of the population of people with T2D requiring intensive insulin therapy in the future.
Our Addressable Market
The primary addressable market for our solutions includes people with T1D and T2D who require intensive insulin therapy, as well as people with T2D requiring basal insulin titration. In total, we define this addressable market as the market for insulin-taking individuals. This population requires a combination of CGM or BGM and insulin pumps or MDI.
This is our primary market and our core focus because it represents the population of PWD who most value and utilize the technology we provide. Although smaller than other segments of the broader diabetes market by population size, we believe our primary addressable market has the highest utilization of diabetes management solutions and advanced technology and is the most likely to have reimbursement coverage in developed markets. This is because the patients in our addressable market lack natural ability to produce sufficient insulin levels on their own and thus have the strongest clinical need for insulin therapy to enable the prevention and reduction of life-threatening complications that can occur from insufficient insulin levels (which in turn is essential for reducing overall long-term costs to the healthcare system).
We provide all elements of Smart Dosing solutions, inclusive of smart insulin pumps, CGMs, other consumables, our SmartGuard algorithm and dosing software, and our smart pen. Our competitors focus more on component and subsystem solutions, specializing either in standalone CGM sensors or pumps and dosing software. To offer AID solutions, most players in our space partner to make their technologies specifically compatible with one another, versus selling technologies in one integrated ecosystem. We believe our integrated approach simplifies and accelerates our product development process and improves our ability to develop effective dosing algorithm solutions for people that use our products.
Worldwide, according to Seagrove Partners’ November 2025 market model, it has been estimated that there are over 37 million PWD requiring intensive insulin therapy, with approximately ten million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. Seagrove Partners also estimated that there are approximately 33 million additional people with T2D who require basal insulin, with approximately nine million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. In total, we estimate the current market for our diabetes technologies and other offerings to be over $18 billion, based on last twelve months ended September 2025 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. As of the time of this offering, we utilize a dual-channel approach in the United States where we distribute the majority of our products through the DME channel and only a small percentage of our products through the pharmacy channel, whereas our market estimate includes companies that have broad coverage in the pharmacy channel. We expect this market size will continue to grow due to increasing adoption of advanced diabetes management technologies, like ours, which are currently underpenetrated in the market. The MiniMed 780G system is approved for use by people with T1D and insulin-requiring T2D in the United States and EU.
Secular Growth Drivers
Our addressable market is expected to grow at a compound annual growth rate above 10% from 2025 through at least 2030, according to Seagrove Partners’ November 2025 market model. In particular, the number of pump users is expected to grow at a compound annual growth rate at 9.7% from 2025 through 2030 in OUS developed markets (defined to include Canada, Australia, New Zealand, Japan, South Korea, and major countries in western Europe) and at 9% from 2025 through 2030 in OUS developing markets (defined as all markets other than the United States and OUS developed markets). Our total addressable market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets.
We may expand our addressable market population in the future to include non-insulin-dependent T2D populations and/or pre-diabetic populations focused on prevention and wellness. These groups represent an opportunity for innovative solutions like CGMs, digital health tools, and behavioral coaching to serve their needs.

Figure D
Growth Opportunity for Advanced Technologies
We believe the main driver of our market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. Smart Dosing solutions integrate accurate, real-time blood glucose measurements with technology automation applications, like AID and Smart MDI (software-connected injection device systems), enhanced with advanced dosing software and algorithms. Smart Dosing technologies, particularly AID, are designed to provide an “artificial pancreas” solution that dramatically simplifies diabetes management and insulin therapy for PWD. They are becoming the gold standard of care in our space because of their proven ability to improve clinical outcomes and reduce user burden.
The global community is taking notice of the improvement from using AID systems compared to conventional treatment, with organizations worldwide increasingly recommending AID as a first-line therapy. For example, the ADA recommends that AID systems should be offered to youth and adults with T1D early, even at diagnosis. Additionally, the ATTD consensus report recommends AID systems should be considered for all people with T1D, especially those with suboptimal glycemia, problematic hypoglycemia, and/or significant glycemic variability. It also recommends that all payors should cover AID systems along with initial and ongoing training and education for people with T1D. Lastly, ISPAD clinical practice consensus guidelines have stated that AID systems improve TIR by minimizing hypoglycemia and hyperglycemia, are especially beneficial in attaining targeted glycemia in the overnight period, and are strongly recommended for youth with diabetes. These technologies continue to improve as well, with innovations like more simplified pump systems, easy-to-use CGMs, and AID algorithms, according to Seagrove Partners’ November 2025 market model.
Despite clinical effectiveness and evidence of Smart Dosing solutions, there is a significant opportunity for further adoption in our market. Today in the United States, where advanced insulin delivery options are widely available, most PWD with intensive insulin needs are not using Smart Dosing solutions. According to Seagrove Partners’ November 2025 market model, in the United States only 43% of T1D patients (approximately 900,000 out of 2.1 million in total) and 11% of insulin-requiring T2D patients (approximately 215,000 out of 2.0 million in total) use AID systems, and approximately 28% of PWD with intensive insulin needs in the United States are using a pump system. By disease type, the vast majority of PWD who are using Smart Dosing solutions are people with

T1D whereas the penetration of Smart Dosing solutions among people with T2D is very low according to Seagrove Partners’ November 2025 market model.
According to the same market model, most PWD taking insulin in OUS developed markets utilize a standalone CGM with MDI that is not connected to their insulin dosing solution. Similar to the United States, most PWD with intensive insulin needs in developed markets are not using Smart Dosing solutions. Specifically, only 26% of T1D patients (approximately 800,000 out of 3.0 million in total) and 6% of insulin-requiring T2D patients (approximately 200,000 out of 3.2 million in total) use AID systems in these OUS developed markets. Emerging markets show even less penetration of advanced technologies: less than 3% of T1D patients (approximately 300,000 out of 12.0 million in total) and less than 1% of insulin-requiring T2D patients (approximately 140,000 out of 14.0 million in total) use AID systems in OUS developing markets. The implication is that the vast majority of PWD today rely on manual, error-prone, and burdensome methods of estimating, calculating, and dosing their daily insulin. There are over 15 million patients currently on MDI that could benefit from AID in the future, according to Seagrove Partners’ November 2025 market model.
We believe that the adoption of Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices. For example, current AID systems on the market still require manual meal announcements, requiring PWD to estimate carbohydrates, be proficient at using technology or require physicians to make many adjustments to device settings, and attend to administrative diabetes management tasks—there is potential for a more intuitive, “hands-free” experience. Moreover, in the United States, some of the providers who treat this population are PCPs, not diabetes specialists. These PCPs often do not have the specialty knowledge, resources, or bandwidth to prescribe complex devices. This presents an opportunity to simplify these solutions, making them more accessible and easier to prescribe, ultimately enhancing support for both PWD and HCPs.
The key to driving adoption of Smart Dosing solutions is to offer users and prescribing physicians technology options that are not only clinically superior but also easily accessible, simple, cost-effective, and user-friendly. With advanced technologies to offer, organizations like ours focus on closing education gaps among HCPs and PWD who are less familiar with new technologies. In doing so, we believe companies like ours have the potential to overcome perception barriers around clinical performance and technology simplicity.
Other Structural Characteristics of the Diabetes Industry
•Regulatory Complexity and Clinical Quality: The regulatory standards in the markets for our products set a relatively high bar for approval in terms of performance, safety, and quality. In addition, timelines for U.S. FDA and CE Mark approvals for diabetes devices and technology can be extended, which requires a significant level of sophistication and investment that smaller new entrants often lack. Larger established players like us are generally more capable in navigating these regulatory hurdles, delivering and exceeding high clinical standards, executing clinical studies, and investing in the significant cost required.
•Technological Requirements: Developing and manufacturing advanced diabetes management systems require significant R&D investment and a multidisciplinary mix of technical and clinical expertise. To succeed in our industry requires capabilities across electrochemical, mechanical, electric, biomedical, and software engineering; algorithm development, AI, and data science; hardware design; and consumer-facing electronics experience. Our market is characterized by rapid change and advances in new generations of technologies, requiring ongoing investment in R&D activities.
•Intellectual Property: We and the competitors in our industry maintain significant intellectual property and defend against infringements, misappropriations, or violations vigorously.
•Requires Scale: Some players in our space do not achieve profitability because they lack the required revenue scale, commercial reach, and manufacturing capacity. We have built a scaled manufacturing base that provides substantial operating leverage as we grow. We have produced over five million insulin pumps since 2001.

•Customer Service and Support: Competing in our industry requires a significant customer support operation to interact with both medical professionals and users. In addition, fragmented ecosystems from our competitors (e.g., multiple customer service phone lines) can confuse users and providers about whom to contact for system technical support or troubleshooting. Our integrated system approach provides a single point of contact, enhancing the customer experience.
Our Products and Offerings
Our Company strives to provide a holistic diabetes management ecosystem for our customers. We provide optionality and choice to our customer base, offering different form factors and treatment options which use integrated service channels that create one point of contact for all customer needs.
Our primary mission is to make every day a better day for people with diabetes. We do this by providing a comprehensive suite of Smart Dosing systems that are easy to use, automated, clinically superior to conventional treatment paradigms, and fully integrated. We are currently the only medical technology company in the diabetes space to commercialize a complete system, owning and innovating on all aspects of diabetes management systems for over 40 years. We offer two types of systems for people with insulin-requiring diabetes: AID and Smart MDI.

Figure E

MiniMed 780G system

The only system with Meal Detection™ technology† that provides automatic adjustments and corrections‡ to glucose levels every 5 minutes.§

Samira, MiniMed 780G user

SmartGuard technology
Dynamic insulin adjustments as glucose levels change day and night

9:38
AM
100
mg/dL
0.3 U
Act. insulin
9:41
100
mg/dL
0.3U
Active Insulin
1
2
3
4
PM
400
350
300
250
200
150
100
50

MiniMed Mobile app
Displays glucose levels, pump information, and insulin data on a phone or smart watch

MiniMed 780G insulin pump
Flexible targets as low as 100mg/dL

Instinct sensor◊
Quick sensor insertion. Wear for up to 15 days.[1]

Simplera Sync sensor
All-in-one easy-to-insert disposable continuous glucose monitor

Extended infusion set
The first commercialized infusion set designed for up to 7 days of wear time

† Taking a bolus 15–20 min before a meal helps to keep sugar levels under control after eating.

‡ Refers to auto correct, which provides bolus assistance. Can deliver all correction doses automatically without user interaction, feature can be turned on and off.

§ Refers to SmartGuard™ technology. Individual results may vary.

◊ The sensor shape and appearance is a mark of Abbott.

1. Alva, Shridhara, Ronald Brazg, Kristin Castorino, Mark Kipnes, David R. Liljenquist, and Hanqing Liu. "Accuracy of the Third Generation of a 14-Day Continuous Glucose Monitoring System." Diabetes Therapy 14, no. 4 (2023): 767-776. https://doi.org/10.1007/s13300- 023-01385-6.

minimed

The MiniMed 780G is our flagship AID system, which we believe most closely mimics how a healthy pancreas functions compared to other options available on the market today. Using our Meal Detection technology, it automatically adjusts and corrects every five minutes, providing as much insulin as needed, and exceeding the internationally recommended clinical outcomes for most patients. We are the first and currently the only company to commercialize a complete AID system comprised of an insulin pump, advanced dosing algorithm, the Simplera Sync CGM sensor, the MiniMed Extended Infusion Set, and the MiniMed Extended insulin reservoir.
The MiniMed 780G system has provided unparalleled clinical outcomes and is easy to use for PWD, caregivers, and healthcare teams. A person with diabetes using the system simply glances at his/her glucose and estimates carbohydrates a few times per day and the system does the rest. If the user forgets to enter his/her carbohydrates, the system’s patented Meal Detection technology automatically corrects glucose without alerting the user or requiring any effort from the user. Minimal to no action is required by caregivers because the system takes care of background and bolus insulin as needed. If desired, they may follow remotely with the CareLink Connect App. Finally, the MiniMed 780G system requires very little set-up/follow-up for healthcare teams. There are only three settings which impact insulin delivery and few, if any, changes are needed to the settings after system initiation. Moreover, the MiniMed 780G system with a seven-day-wear infusion set (based on maximum potential wear time as described in the 780G user guide) and 15-day Instinct CGM is designed to require only six injections per month, compared to as many as an estimated 12 to 18 injections per month when using competing AID systems from Tandem (for example, based on labeling of Tandem’s insulin pump infusion sets for up to three days of wear and Dexcom’s G7 CGM for up to 15 days of wear) and Insulet (for example, based on labeling of Insulet’s Omnipod 5 patch pump for up to three days of wear and Dexcom’s G6 CGM for up to ten days of wear, as well as data demonstrating that many pump users use an average total daily dose of insulin that exceeds the maximum total daily dose required to make three-day wear with Omnipod 5’s 200-unit reservoir possible). The 780G system is not only simple for PWD, their caregivers, and their healthcare team, it also delivers unmatched clinical outcomes, helping PWD live healthier and easier lives.
The MiniMed 780G system consists of the following components:
The MiniMed 780G insulin pump is our second-generation insulin pump, offering enhanced functionality and technological integration with other components of our 780G system. It features a low glucose target setting (as low as 100 mg/dL) that closely mirrors the average glucose of someone not living with diabetes. With this setting, the pump will “treat to target” and will automatically and safely deliver basal insulin adjustments and autocorrections to a set target. The pump does not need to be left to charge, as the user simply needs to replace the AA batteries whenever necessary. Additionally, the pump features a companion mobile app that makes it easy for users to discreetly monitor their glucose levels and insulin pump data, receive notifications, and automatically upload data to the CareLink cloud. The product received CE Mark approval in June 2020 and U.S. FDA approval in April 2023.
The Simplera Sync CGM sensor is an easy-to-use, two-step insertion sensor that is fully disposable, worn on the arm, and can last for up to seven days of continuous sensor readings. It is small and able to be worn discreetly, engineered to comfortably withstand normal daily activity without coming off. Usage and insertion are easy, and the product requires no calibration. The Simplera Sync CGM sensor received CE Mark approval in September 2023 and U.S. FDA approval in April 2025. We believe the improved design and ease of use of Simplera Sync will help accelerate penetration of the 780G system.
The Instinct sensor is an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology. Instinct features easy one-handed insertion, small and discreet wear, 15-day wear time, one hour warm-up, and no overtape. The MiniMed 780G system is designed to ensure seamless integration with Instinct. The MiniMed 780G received U.S. FDA clearance as an ACE pump in July 2025, and our SmartGuard algorithm received U.S. FDA clearance as an iAGC in September 2025. We have also submitted for CE Mark approval.

Figure F

Diabetes at Mealtime

A healthy pancreas

provides the needed insulin continuously to stay in normal glucose range

>95%
Normal glycemia

MiniMed 780G

more closely mimics a pancreas by detecting meals and auto adjusting insulin every 5 mins

78-81%
Normal glycemia

Competitor A

relies on manual bolus entry and 1st generation automated basal delivery

65-70%
Normal glycemia

High glucose
Low glucose
Meal consumed
1 Hr
2 Hrs
Meal detected
1 Hr
Manual bolus by user
1 Hr
Glucose level
Insulin delivery

The MiniMed 780G system uses our SmartGuard dosing algorithm technology, which automatically delivers basal insulin and auto-correction doses every five minutes based on sensor glucose readings. Additionally, every night the algorithm updates to adapt to ongoing changes in user behavior patterns. Compared to other systems, SmartGuard technology is able to dose more insulin safely, early, and often when sensor glucose is trending to higher levels to avoid hyperglycemia without increasing the risk of lows. Up to 288 automatic adjustments can be made on a daily basis. With our Meal Detection technology, the system also uses current and past sugar trends to detect a missed meal dose. When a user forgets to bolus, if the system detects a meal based on the rapid rise in sugar levels, it will automatically deliver correction doses while sugar levels are rising, up to every five minutes, to help bring the user back to target.
As part of the MiniMed 780G system, we offer a broad portfolio of infusion sets and reservoirs available to match different patient body types and lifestyle needs. Our latest model is the MiniMed Extended Infusion set, which was the first commercialized infusion set to last up to seven days. This long-wear system eases the burden on PWD, allowing for fewer set changes and decreasing the burden of finding new infusion sites on their body. This set complements our Simplera Sync sensor, as users can replace them at the same weekly cadence. In addition to this model, we offer additional products to meet the diverse needs of PWD. For those with needle anxiety, we offer the MiniMed Mio Advance infusion set with an all-in-one insertion design. For those with allergies, we offer the MiniMed Sure-T infusion set, which uses a steel needle rather than a cannula.
The MiniMed 780G system has demonstrated the ability to significantly reduce burdens and improve outcomes relative to other treatment options available today, earning the highest satisfaction ratings among AID systems according to pump satisfaction survey results from dQ&A’s Q2 2025 U.S. Diabetes Patient Voice report, and has proven to reduce effort required for many patients and result in a higher quality of life. Additionally, the system has delivered superior outcomes for diverse populations, including high-risk adolescents, the technology naive, and patients new to insulin pump therapy.
In the United States, the MiniMed 780G system is indicated for use by T1D patients seven years of age and older and insulin-requiring T2D patients 18 years of age and older. In the EU, the MiniMed 780G system is indicated for use by T1D and insulin-requiring T2D patients two years of age and older, as well as pregnant women. As of October 2025, we have more than 640,000 customers in approximately 80 countries on the system. We also offer compatibility with our MiniMed Guardian 4 sensor, Simplera Sync, and major smartwatch platforms. The MiniMed 780G system is intended for use with rapid-acting U-100 insulins (Admelog, Humalog, and NovoLog) and ultra-rapid-acting U-100 insulins (Fiasp and Lyumjev) in the United States and EU. In addition to the MiniMed 780G system, we offer prior versions of our AID system including MiniMed 770G, MiniMed 740G, and MiniMed 720G in select markets based on access and market need, which all have a connected CGM and smartphone compatibility.

Figure G

Smart MDI system

The only MDI + CGM solution that uses real-time glucose and insulin levels to take the guesswork out of insulin dosing.

Ava, wearing
MiniMed Go

InPen smart insulin pen

A reusable smart insulin pen that uses Bluetooth® technology to send dose information to a mobile app. Offering dose calculations and tracking, InPen helps take some of the mental math out of your diabetes management.

minimed
100 mg/dL
3 min ago
Active insulin 0.3 U
400
350
300
250
200
150
100
50
5 PM
6 PM
7 PM
8 PM
Devices
Settings
Alerts

InPen app and Simplera app

The app uses your glucose levels and a carbohydrate estimate to recommend the dose that's right for you. It even considers the amount of insulin that's still working in your body, to help you avoid lows.

Simplera Sync sensor

All-in-one easy-to-insert disposable continuous glucose monitor minimed

For PWD that choose to manage their diabetes with MDI instead of an insulin pump, we offer our Smart MDI system. Smart MDI helps limit the guesswork typically required for manual insulin dosing to help PWD deliver the appropriate dose at the appropriate time and improve health outcomes relative to patients who only use a CGM sensor. Studies have indicated that our Smart MDI system can deliver a 70.3% TIR and a 13% reduction in hypoglycemic events relative to baseline.
The system is comprised of the MiniMed InPen (a Bluetooth-connected smart insulin pen), the MiniMed Simplera CGM (a user-friendly and fully disposable seven-day CGM), and an integrated management app. The Smart MDI system works by reading the glucose levels of the user from the CGM and recommending the appropriate amount of insulin to take via the InPen. Critically, this is the first and only system available today that tracks and measures both insulin dose delivered and glucose data to deliver personalized, real-time dosing recommendations so that PWD using the system can take the exact dose they need. This system is also compatible with the MiniMed Guardian 4 sensor and is indicated for insulin-taking PWD seven years of age and older. For patients who fear needle injections or desire a more comfortable injection experience, we also offer i-Port Advance, a three-day, simple-to-apply, and fully disposable injection port.
CareLink
CareLink is the software platform that provides support for PWD, their caretakers, and HCPs to help manage diabetes treatment. CareLink aggregates disease management data points, such as real-time CGM readings and insulin dosing logs, to generate actionable insights that can help improve health outcomes. Since the platform’s inception in 2006, we have continued to enhance its functionality with regular updates.
The CareLink patient dashboard improves efficiency by providing easy access to data to assess therapy management performance at a glance, displayed in a single, interactive view. This includes a 24-hour sensor glucose overview to show users how they are doing in managing their treatment and whether adjustments or changes need to be made. PWD, their caretakers, and HCPs can get updates on key performance indicators, tracking trends and changes in glucose, TIR, extreme glucose levels, and device usage. Using CareLink monitoring data, the My Insights program provides PWD with automated, personalized insights and encouragement, which we expect to incorporate as in-app nudges in upcoming CareLink development milestones. With the patient dashboard, providers can remotely monitor key data points for all their patients in one view, including TIR, insulin delivery, and device usage. This platform simplifies HCPs’ workflow, helping to prioritize which of their patients need the most support and facilitating more efficient allocation of time and resources to help HCPs run their practices more effectively.
Software Applications
To enable users to access their information with ease, we have several apps that allow users to view their information. The MiniMed Mobile app connects to a user’s pump and CGM, displaying information like their current sensor reading, insulin delivery information, and TIR. The CareLink Connect app allows family member, friends, or care partners to monitor users’ diabetes information in real time, allowing them to monitor outcomes and support PWD with their diabetes management.
Legacy Products
In certain markets and geographies, we continue to offer legacy versions of our products. Over time, we expect these legacy products will make up a smaller percentage of our revenue and user base.

Clinical / Real-World Evidence
Our commitment to PWD has always been to create a smarter and easier future for PWD, which has driven our organization to develop what we believe is currently the world’s best AID system, the MiniMed 780G. The 780G has consistently demonstrated superior glycemic control, clinical efficacy, and cost-effectiveness compared to other diabetes treatment options, including competing AID systems based on real-world data and literature meta-analyses. Additionally, the 780G’s ability to manage basal and bolus insulin delivery without any action required greatly eases the burden of managing diabetes. The clinical and real-world evidence base for the 780G is robust, consisting of eight randomized clinical trials, nine health economics analyses, over 200 peer-reviewed publications, and real-world evidence based on approximately 400,000 PWD. The breadth and depth of this data reinforces our belief that the 780G is the most advanced technology in diabetes, improving the lives of PWD, their families, caregivers, and HCPs who care for PWD.
Clinical Measurements of Blood Glucose Levels and Glycemic Control
Glycemic control has two widely accepted measures: TIR and A1C. TIR is a representation of blood glucose levels as measured by a CGM device, expressed as a percentage of time spent between 70 and 180 mg/dL, or 3.9 and 10.0 mmol/L. The target for TIR, based on ADA guidelines, is >70%. A1C is measured with a blood test and is a representation of the average blood sugar over the previous three months. The ADA recommendation for A1C is <7.0%, or 53 mmol/mol.
Unmet Needs and Burden of Current Therapies
Despite the recent advancement of technology to treat diabetes and its increased use, diabetes management is still burdensome to PWD as they struggle to achieve glycemic control and stay in range. More than 74% of people living with T1D do not meet the international consensus-recommended glycemic targets by ADA, even though four out of five T1D patients in the United States use a CGM. Further, region-specific studies have shown that approximately three out of every four T1D patients in the United States and the United Kingdom, and two out of every three T1D patients in the rest of the world, did not meet the international ADA consensus-recommended glycemic targets. CGMs only provide glucose readings and do not directly address or correct a user’s high or low glucose levels. High glucose and poor glycemic control can lead to serious harm, such as nerve damage, kidney damage, and retina blood vessel damage, which can progress to renal failure and vision loss, among other life-altering complications.
Therefore, without more advanced tools, the burden of determining insulin dosing falls on PWD, which has been proven to be ineffective at the population level. Such burdens make managing diabetes an “around-the-clock” job for PWD, leading to errors, suboptimal glycemic control, and a lower quality of life. MDI therapy requires carb counting or carb estimates to determine mealtime bolus dosing and potential correction doses. We estimate more than 65% of PWD struggle to consistently calculate meal carbohydrates accurately, which has been proven to result in up to 0.8% higher A1C, in addition to episodes of high and low blood sugar, in youth with T1D. Managing diabetes also takes a toll on mental health as studies have shown that anywhere from 20% to 40% of people with T1D experience emotional distress from the burden of self-management.

Figure H

MiniMed is Better

Better than others

Over 3 more weeks a year in good control
versus the competition

Up to €43,000 less on medical care
versus traditional therapy

4.4x more users have achieved their diabetes goals
versus those on injection therapy and CGM

Easy to use

Forgiveness for undercounted carbs or missed meals

96% fewer injections* (vs typical MDI user)

Significant increase in treatment satisfaction (vs MDI)

For everyone

Challenging youth
+9 hrs/day time in range

Diverse cultures and diets
All top 40 countries have achieved glycemic goals**

Tech naïve adults
80%+ time in range

Hormone variations
70%+ time in range throughout menstrual cycle

*1/week on AID with extended infusion set vs 4/day for typical MDI user
**>70% TIR based on 780G users' real-world data

The 780G has Improved Glycemic Control versus the Current Standard of Care
The ADAPT study is the first multi-national randomized control study evaluating the performance of the 780G system versus standard of care (MDI + isCGM) in individuals with T1D who were poorly controlled (A1C of 9% at baseline) despite scanning their glucose levels at least five times per day. At six months of this study, A1C had decreased by around 1.54% to 7.32% for 780G users, compared to a decrease of around 0.2% to 8.91% for users of MDI + isCGM. The use of the 780G system in this study demonstrated the benefits in glycemic outcomes and users’ satisfaction beyond those that can be achieved with MDI + isCGM. Additionally, significantly more users on the 780G achieved the TIR and A1C targets than users on MDI + isCGM. This data supports providing access to our advanced hybrid closed-loop system in people with T1D who are not at target glucose levels. On average, participants using the MiniMed 780G system reported improved quality of life as measured in decreased social worry and diabetes worry, as well as increased treatment satisfaction, impact, and general well-being.
The 780G’s Superiority has been Further Supported by Real-World Evidence
Clinical trials in the safety/efficacy of diabetes devices are conducted in a relatively small cohort of participants, usually fewer than 500. There may be substantial selection bias involved in those people with T1D who volunteer or who are asked to volunteer. It is important to confirm the results of clinical trials with real-world evidence which often involves tens of thousands of users of a device which mitigates the likelihood of selection bias. The real-world data has confirmed the results seen in the 780G clinical trials. Real-world evidence from a global dataset of approximately 400,000 users demonstrated that the 780G can help improve outcomes for people living with T1D by safely achieving glycemic targets. Overall, 67% of MiniMed 780G ROS users (16% of all users were ROS users), and 47% of all MiniMed 780G users, achieved the combined glycemic targets of TIR above 70%, Time Below 70 mg/dL below 4%, and Time Below 54 mg/dL below 1%. Mean TIR was 77.5% and mean GMI was 6.8% for ROS users, and 72.1% and 7.0% for all users. GMI is a population-based estimate of A1C based on mean GCM glucose that is widely accepted as an indicator in the diabetes industry. The 780G also has consistent outcomes in diverse populations of users across age, gender, geography, and prior levels of glycemic control. In a published longitudinal study of real-world evidence collected from over 100,000 MiniMed 780G users across 34 countries in EMEA, the glycemic outcome results were sustained over a 12-month observation period, which was the clinical endpoint of the analysis.

Proven real-world success in EMEA has also been replicated in the United States. Real-world data on more than 7,000 U.S. users showed that TIR was 77.0% for all users and 81.4% for those using recommended SmartGuard settings with a glucose target of 100mg/dL and active insulin time of two hours.
The 780G’s Ease of Use Can Reduce the Burden of Managing Diabetes
The MiniMed 780G system has multiple advanced features which we believe reduces the burden of managing diabetes this is further supported by clinical and real-world evidence.
Estimating carbohydrate intake is a significant burden for PWD while missed or late meal boluses have significant negative impact on glycemic outcomes and TIR. The 780G allows PWD to miss or be late to meal boluses, or mis-estimate their carbohydrate intake, and still achieve glycemic targets. The 780G’s five-minute auto-corrections compensate for these missed or late insulin doses. In addition, when PWD underestimate their carbohydrate intake, the 780G adjusts insulin delivery automatically to help improve outcomes. A randomized control trial showed that, even with adolescents that cannot or do not want to estimate carbohydrates, using the 780G with a simplified meal announcement improved their TIR from 47.5% to 73.5%, resulting in over six hours additional time in range, while achieving similar A1C levels as those precisely estimating their carbohydrates (6.8% versus 6.6%, respectively).
Even without manual patient input, the MiniMed 780G system has been shown to enable users to achieve ADA clinical guidelines of TIR >70%. A recent real-world data analysis identified over 40,000 MiniMed 780G users with more than ten recorded days when these individuals did not deliver any user-initiated meal boluses. For those days without manual boluses, ROS users achieved a mean TIR of 76.2% (23.6% of all users were ROS users), and all users achieved a mean TIR of 70.6%. Both ROS and non-ROS users experienced minimal hypoglycemia (≤ 0.9% time below 70 mg/dL). This analysis demonstrates the robustness of the MiniMed 780G system in real-world use, highlighting its flexibility and ability to deliver outcomes even on days when user engagement is minimal.
The 780G’s ease of use also benefits people who have no prior experience with pump therapy—specifically, users who are on MDI + SMBG. Based on a two-center, randomized control study with 37 participants, users who switched from MDI + SMBG to the 780G experienced a 16% increase in TIR to 85%, with significant improvements in A1C levels from 7.05% to 6.7% and in quality of life. 100% of the 780G users achieved ADA-recommended TIR or better compared to only 29% for MDI + SMBG users.
With the lessened burden of managing diabetes, PWD experience improved quality of life. A French observational study spanning a period of 12 months with 270 participants who had been receiving continuous subcutaneous insulin infusion therapy showed that treatment satisfaction increased across age groups for PWD on the 780G, and quality of life, using the Diabetes Quality of Life (DQOL) instrument in adults, also improved. In addition, fear of hypoglycemia decreased in adults and children for PWD who used the 780G.
The 780G System Can Improve Outcomes for Diverse Populations of PWD
The 780G has shown to be an effective therapy for diverse groups of people, delivering international consensus-recommended glycemic control. Regardless of age, gender, race, socioeconomic backgrounds, or culture, our AID system has proven to achieve meaningful improvement in glycemic levels.
People who are in a challenging age group
The 780G significantly improves outcomes for adolescents whose diabetes is high risk and challenging to manage. For adolescents ages 13-25, the 780G provides sustained glycemic improvement, with TIR increasing by more than 30 percentage points, A1C decreasing by more than 2.5 percentage points at 12 months, and the rate of diabetic ketoacidosis decreasing by almost 40%.
People who are living with T2D with or without GLP-1 use
A 13-site, single-arm observational study of 89 adults with T2D who had been using either MDI or CSII pump therapy showed significant improvement in TIR and A1C levels after switching to the MiniMed 780G, with or without GLP-1 use. The participants underwent an approximately 21-day run-in period of open-loop or hybrid closed-loop followed by an approximately 90-day study period of 780G use. Users on the 780G saw their TIR increase from 72.2% during the run-in to 79.8%, with a reduction in A1C levels from 7.9% at baseline and during run-in to 7.2%. Additionally, there was no significant difference in A1C levels between GLP-1 users and nonusers. For GLP-1 users, A1C levels decreased from 7.6% to 7.1% whereas A1C levels decreased from 7.7% to 7.2% for nonusers.
A retrospective, real-world analysis of over 26,000 780G users with T2D also demonstrated that the 780G helps people with T2D and insulin resistance achieve glycemic control targets. Amongst the cohort of users who self-reported as having T2D and total daily dose of over 100 International Units (IU), the mean TIR was 72.2%. For ROS users, who represented 30.6% of the cohort, the TIR was even higher at 78.7%.
People who prefer different options
The 780G works well for PWD who do not prioritize glycemic control in bolusing or precisely estimating carbohydrates. For those who do want to prioritize achieving near-normal TIR levels, the 780G has demonstrated impressive results with time in tight range (TITR), defined as a percentage time spent in between 70 and 140 mg/dL (as opposed to time spent in between 70 and 180 mg/dL for TIR). TITR can be a more appropriate indicator in certain situations than TIR, such as when glucose levels are close to normal, when tighter glycemic control is required, or as a marker of a system’s ability to effectively control hyperglycemia. A study of over 13,000 real-world T1D users of the 780G demonstrated that its use improved TITR by 11.7% to 48.9% in those 15 or under and by 11.6% to 48.8% for those over 15, compared to the period before 780G use. Moreover, ROS users, who represented 5.3% all users, achieved mean TITR of at least 55%. Another study showed that 780G users 56 years of age or older with T1D achieved a TITR of 51.3%; for ROS users, who represented 6.2% of all users 56 years of age or older, TITR was even higher at 57.4%.
People across different socioeconomic, cultural, and geographical backgrounds
The 780G has been proven to work for people across diverse socioeconomic backgrounds, as defined by the ADI score, a composite metric of socioeconomic status based on income, housing, employment, and education. Based on real-world evidence from over 39,000 780G users who lived in the United States, glycemic control results were similar regardless of socioeconomic status, with all ADI groups achieving an average 7% GMI. Additionally, we believe that the 780G can deliver recommended clinical outcomes across many geographies despite variability in diet and lifestyle, making access to superior solutions more equitable. All top 40 countries achieve glycemic goals (>70% TIR) based on 780G users’ real-world data.
The 780G System Has Delivered Best-in-Class Glycemic Control Outcomes Over Current AID Systems and Insulin Pumps
According to a meta-analysis of 28 randomized control trials of people with T1D, 780G users achieved the highest TIR across all users of tested AID systems. The 780G achieved the highest TIR mean difference of 21.6% compared to subcutaneous insulin therapy alone, 5.1% higher than Tandem’s T:slim X2 with Control-IQ technology, 8.9% higher than CamDiab’s CamAPS Fx, and 10.7% higher than Diabeloop’s Generation 1. Although all hybrid closed-loop systems reduced users’ time below target range, 780G users exhibited the largest reductions compared to subcutaneous insulin therapy without continuous glucose monitoring. The risk of severe hypoglycemia and diabetic ketoacidosis was similar to other types of insulin therapy.
In addition to clinical studies, based on published real-world data, the 780G has proven to help its users maintain the closest TIR to a healthy pancreas compared to competing AID systems. A healthy pancreas maintains a TIR of 95%+. Acknowledging differences in patient age distributions can impact sustained TIR results in real-world data, in a longitudinal global real-world evidence dataset comprised of approximately 400,000 users spanning pediatric to adult patients, the 780G system has been proven to maintain a median TIR of 75-78% across pediatric and adult ROS users (comprised of over 65,000 users) as compared to published real-world evidence showing a median TIR of 65-70% across pediatric and adult age groups using the lowest glucose target for Insulet’s Omnipod 5 (54% of users used the lowest glucose target, and median TIR was 61-66% for all users) and, for Tandem’s Control-IQ, a median TIR of 72% for all patients and, in a separate 12-month observational study, a median TIR of 61-70% across pediatric and adult age groups. In the same data, for patients using 780G, 80% of all ROS users achieved the consensus target of TIR over 70%, as compared to 46% with the lowest target glucose setting for Insulet’s Omnipod 5. The percentage of patients using Tandem’s Control-IQ that achieved the consensus target of TIR over 70% was not specified.
Data for this comparison is based on Insulet’s Forlenza 2024 study, Tandem’s Messer 2023 study, and Tandem’s Graham 2024 study, which we believe are comparable to our real-world data because they are also relatively large real-world datasets with diverse populations spanning pediatric and adult patient ages, but differ in that they are limited to U.S. patients. Additionally, while Tandem’s Graham 2024 study is longitudinal and discloses outcomes for pediatric and adult age groups, it has a comparatively smaller sample size, and while Tandem’s Messer 2023 study has a comparatively larger sample size, it is not longitudinal and does not disclose outcomes by age groups.
The Pöhlmann 2025 meta-analysis, a systematic literature review and meta-analysis of 34 real-world studies conducted by external researchers in collaboration with Medtronic, evaluated glycemic outcomes across major AID systems. This independently executed analysis included data from more than 635,000 users. The study explores comparative performance outcomes for Medtronic’s MiniMed 780G, Tandem’s Control-IQ, and Insulet’s Omnipod 5 systems, among others.
The Pöhlmann 2025 meta-analysis found that the MiniMed 780G achieved the highest pooled TIR, outperforming both Control-IQ and Omnipod 5, while also demonstrating lower time above range and more consistent performance across geographies and age groups relative to other systems. MiniMed 780G ROS users achieved a mean TIR of 79.6%, which was 11.9% higher than the mean TIR of 67.7% achieved by Omnipod 5 ROS users. The overall (using any settings) TIR results showed that MiniMed 780G users using any settings achieved an unweighted mean TIR of 73.8%, which was 13.8% higher than the mean TIR of 60.0% achieved by Omnipod 5 users using any settings. ROS users comprised 6.5% of MiniMed 780G users and 53.3% of Omnipod 5 users.
The 780G Can Be Cost-Effective
The 780G can be a cost-effective way to manage diabetes and provide both long- and short-term economic benefits to PWD and healthcare systems. An analysis of data sourced from the ADAPT trial showed that 780G could potentially generate long-term savings, versus traditional therapies, of up to €43,000 per QALY by reducing diabetes-related complications in people with T1D with suboptimal glycemic control. Another model showed that 780G use could save around €710 annually in Europe over five years of therapy from avoided complications and reduced absenteeism. A separate analysis established that use of the MiniMed 780G system was associated with an estimated 2.26 additional QALYs compared with isCGM plus MDI therapy in France, reflecting projected reductions in long-term diabetes complications and improved overall health outcomes.
Innovation / Pipeline and Future Initiatives
Overview
We plan to continue our track record of creating disruptive technologies in the diabetes industry with our rich pipeline including the MiniMed Go, our next-generation MDI system with single app integration; the MiniMed Flex, our smaller, screenless, newly designed insulin pump; our MiniMed Fit patch pump with extended wear; and our next-generation Vivera dosing algorithm. In addition, we received U.S. FDA clearance of our SmartGuard algorithm as an iAGC and MiniMed 780G as an ACE pump that are both compatible with Instinct, an alternative CGM sensor that will provide greater customer choice and flexibility. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.

Figure I
Among our key initiatives, we plan to deepen our penetration of our addressable market in diabetes. For example, in fiscal year 2026 we received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system.
Pipeline and Future Initiatives Detail
We illustrate our historical and future evolution treating PWD with our products in the three stages below. Our MiniMed 670 system with Guardian sensor represented our first generation of products in AID—products that were first to market and transformed the lives of many PWD but still required some manual input. We believe that with the MiniMed 780G system and Simplera Sync CGM sensor, we are currently in the second generation of products in AID. With our improved dosing algorithm and CGM sensor, we believe we have enhanced the overall user experience. In the near future, subject to regulatory approval, we plan to globally introduce our new insulin pump, our next-generation Vivera dosing algorithm, improved Simplera Sync CGM sensor, and Instinct, ultimately providing what we believe will have the potential to be the best performing and easiest-to-use “hands-free” AID user experience in the market.
Our pipeline and future initiatives are described in more fulsome detail below.
Second-Generation AID Expansion
After launching our MiniMed 780G system, latest InPen system, Simplera Sync, and Simplera CGMs, our remaining second-generation AID initiatives represent initiatives where we plan to leverage our current products, including our pioneering and industry-leading dosing algorithm, based on TIR outcomes in real-world data, and system data, to expand our indications and improve the user’s sensor experience.
We continue to seek approval for additional indications for the MiniMed 780G system to further expand our total addressable market. For example, in fiscal year 2026, we received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system. For the last twelve months ended October 24, 2025, approximately 40% of new U.S. patients on our insulin therapies (AID or Smart MDI) were T2D patients.
Third-Generation AID Pipeline
With our third-generation products, we plan to introduce a comprehensive platform that will unify our products through a modernized and consistent app that will connect the user, HCPs, and caregivers. We believe this comprehensive platform will help address the different needs and preferences of this population, while simplifying their therapy options and data management to one source. As new hardware platforms are launched, integration into the unified app is expected to follow after launch.
MiniMed Flex Pump
MiniMed Flex is our planned next-generation tubed insulin pump for PWD. With its reduced size, sleek design, seven-day-wear infusion set, and smartphone control, we believe MiniMed Flex offers superior benefits:
•Improved hardware experience and design: Compared to other insulin pumps on the market, we expect that MiniMed Flex will offer leading infusion set lifespan and insulin capacity, with a 300-unit reservoir. It is our first screenless rechargeable pump, expected to only require a 30 minute charge every seven days. In addition, it is 50% the size of the current MiniMed 780G and will have a more modern interface for the user.
•Simplified app experience: The Flex Pump is expected to be designed to be fully controlled by a mobile app, allowing PWD to bolus, change settings, and silence alarms directly from their phones. A dedicated controller is expected to be available for those who do not have access to or prefer not to use an app.
•Access to best-in-class algorithm: Flex Pump’s advanced control algorithm is expected to provide superior TIR and its integration with our own sensor is designed to eliminate the need for multiple apps.
•Simplified training experience: The Flex Pump offers a simplified training experience with all-in-one training options to ease the burden of PWD, their caregivers, and HCPs.
We anticipate the MiniMed Flex will work with our Simplera Sync sensor as well as Instinct. We have submitted the MiniMed Flex for U.S. FDA approval and plan to submit for CE Mark approval by the end of the first quarter of calendar year 2026.
Sensor Flexibility with Instinct
In addition to Simplera, with our third-generation of products, we are introducing an alternative CGM with our global partnership with Abbott. Abbott will supply us with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology, and will be the exclusive supplier of third-party CGMs for certain of our AID and Smart MDI systems. These systems are designed to ensure seamless integration with Instinct. We received U.S. FDA clearance of our SmartGuard algorithm as an iAGC and MiniMed 780G as an ACE pump, which will enable compatibility between the MiniMed 780G system and Instinct. We have also submitted for CE Mark approval. Instinct is exclusively integrated with MiniMed devices and algorithms and is based on an Abbott CGM that has U.S. FDA and CE Mark approval. The combined solution of Instinct with MiniMed 780G as an integrated system creates a new product offering that expands treatment options for MiniMed users.
We believe integrating Instinct into our AID and Smart MDI systems allows us to expand access for PWD by combining our advanced insulin dosing solutions with the most widely used CGM technology in the world. We look forward to offering our Simplera platform alongside Instinct to bring more choice to PWD within one seamless MiniMed experience.

AID and Smart MDI Expansion
MiniMed Go Smart MDI
We are progressing several enhancements to our Smart MDI system with our next-generation MiniMed Go system. MiniMed Go is our next-generation Smart MDI system and is expected to offer: a simple, self-start smart insulin pen; a single, fully integrated app; and full integration with the Simplera Sync and Instinct CGMs. The MiniMed Go app has received U.S. FDA clearance and CE Mark approval.
MiniMed Go will be focused on enhancing and simplifying the user experience, including by providing proactive and predictive dosing recommendations, automating glucose level prediction in the background, and prompting the user to bolus or correct before he or she risks becoming hyperglycemic. We believe MiniMed Go will have the ability to deliver improved outcomes over CGM alone providing an option for those not interested in a pump. In the United States, we expect MiniMed Go to be distributed initially through the pharmacy channel.
MiniMed Fit Patch Pump
MiniMed Fit is our planned patch pump and is intended to offer an alternative form factor to our tubed pump. We expect that MiniMed Fit will offer a discreet, convenient diabetes product with the potential for extended wear time (up to seven days), large reservoir (300 units), and smartphone control. In addition, the MiniMed Fit patch pump’s differentiated two-piece design operates quietly and reduces waste, with a reusable component containing the rechargeable battery and high-resolution electronics, and a consumable or disposable component containing the insulin reservoir and on-body adhesive.
We believe MiniMed Fit will be attractive to both the T1D and T2D populations given its reservoir size and days of wear. We also believe the product will be positioned to enhance our U.S. pharmacy channel strategy.
Next-Generation Vivera Dosing Algorithm
We are working to extend our category leadership with our next-generation Vivera algorithm which we expect will enable a “hands-free” AID system that can safely and reliably deliver the right doses of insulin at the right time with just one total daily dose setting, and without any regular user input. This next-generation algorithm is being designed to minimize the burden of managing diabetes by eliminating carb counting and manual food bolusing while allowing the user to maintain class-leading and consensus-recommended levels of glycemic control, with flexible targets of 90-140 mg/dL. We believe our algorithm will be highly differentiated among the algorithms currently in the market, minimizing input by the user and the provider. In feasibility study data for adults, the Vivera algorithm without manual user input achieved a mean TIR of 73.8%, with 75% of participants exceeding ADA guidelines of TIR >70%. For adult users seeking even tighter glycemic control, the Vivera algorithm with optional user carb counting achieved a mean TIR of 82.3%, with 92% of participants exceeding ADA guidelines of TIR >70%. The adult feasibility study data was collected from 24 patients with T1D currently using AID therapy, assumed to be sufficient to establish feasibility, across two studies conducted in Israel and New Zealand between April 2025 and August 2025. The feasibility study protocols used were not designed to prove statistical significance. We expect to begin the U.S. pivotal trial for our Vivera algorithm in the first quarter of calendar year 2026.

Below is a table that describes our pipeline and future initiatives in more detail.
Figure J

Name	Expected U.S. Timing	Expected EU Timing	Description	Illustration(a)
Combined System of Instinct and MiniMed 780G	U.S. FDA Submission: Cleared U.S. Launch: Launched	CE Mark Submission: Submitted EU Launch: CY2027	Combined system of MiniMed 780G with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology
MiniMed Go Smart MDI	U.S. FDA Submission: Cleared (MiniMed Go app) U.S. Launch: Spring CY2026	CE Mark Submission: Approved (MiniMed Go app) EU Launch: Q1 CY2026	Next-generation Smart MDI with improved features and usability
MiniMed Flex Tethered Pump	U.S. FDA Submission: Submitted U.S. Launch: Fall CY2026	CE Mark Submission: Submitted EU Launch: Following U.S. launch	Next-generation tubed insulin pump for patients seeking discreet and convenient diabetes management with improved features
MiniMed Fit Patch Pump	U.S. FDA Submission: Fall CY2026 U.S. Launch: CY2027	CE Mark Submission: To be announced EU Launch: Following U.S. launch	Pump in patch form factor with differentiated two-piece design and up to seven days wear
Vivera Dosing Algorithm	U.S. Pivotal Trial: Started in Q1 CY2026 U.S. FDA Submission: To be announced	CE Mark Submission: To be announced	Next-generation algorithm requiring no effort for meal management by the user
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(a)Images not to scale.
The descriptions above regarding our pipeline and future initiatives are based on our current expectations are therefore subject to certain risks and uncertainties. Please see “Risk Factors.”
Abbott Integration, Supply, and Distribution Agreement
On July 31, 2024, Medtronic MiniMed, Inc., a subsidiary of the Company, entered into a global integration, supply, and distribution agreement with Abbott (the “Abbott Agreement”). Under the terms of the Abbott Agreement, Abbott will supply us with an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology in exchange for formula-based payment per unit. Abbott’s future dual glucose-ketone sensors are not currently included under the terms of the Abbott Agreement. Abbott will be the exclusive supplier of third-party CGMs for certain of our AID and Smart MDI systems. The Abbott agreement will continue for an initial term of seven years and will automatically renew every two years thereafter for successive two-year terms, absent two years’ advance non-renewal notice by either party or unless terminated in accordance with the terms of the agreement. We or Abbott may terminate the Abbott Agreement following the other party’s material breach or insolvency, or if the other party undergoes a change of control with a competitor. Abbott may, in its sole discretion, terminate the Abbott

Agreement (i) if we fail to purchase certain Abbott CGMs for any continuous six-month period, (ii) if we fail to commercially launch certain Abbott CGMs in certain markets within four years of the effective date of the Abbott Agreement, or (iii) if we acquire an independent CGM company and subsequently fail to meet the specified purchase volume threshold in certain markets. Under the terms of the Abbott Agreement, we agreed that we will not purchase, market, or distribute CGMs from certain of Abbott’s CGM competitors.
Blackstone Co-Development Agreements
Medtronic is party to certain arrangements with Blackstone pursuant to which we have received funding for expenses related to the development of specific Diabetes products up to certain caps for each project (each, a “Blackstone Agreement” and collectively, the “Blackstone Agreements”), and Blackstone Agreements under which we have continuing financial obligations will be assigned to us pursuant to the Separation Agreement. The Blackstone Agreements for which there are ongoing development and commercialization plans relate to our next-generation MiniMed Flex insulin pump and MiniMed Fit patch pump. Additionally, Medtronic has continuing financial obligations under a previously terminated Blackstone Agreement for an extended-wear infusion set with a built-in CGM and transmitter (the “MiniMed Duo”), in respect of which we expect to be assigned the obligation pursuant to the Separation Agreement to pay royalties to Blackstone should we commercialize this product in the future.
Under the Blackstone Agreements, we are required to use certain defined commercially reasonable efforts to take certain development actions set forth in the Blackstone Agreements and to commercialize the applicable Blackstone-funded Diabetes products in certain specified jurisdictions for a specified period of time. As between us and Blackstone, we will be the sole and exclusive owner of all intellectual property rights to products developed under the Blackstone Agreements for future commercialization. Blackstone will not, without our consent, obtain any right or license to use any intellectual property rights to products developed under the Blackstone Agreements.
For each applicable Diabetes product, during the first two years following regulatory approval in the United States and commercial launch of each such product, Blackstone will earn the greater of: (i) mid-to-high single digit royalty percentage of applicable net sales for each product, and (ii) specified minimum payments up to $162 million for each product. After the first two years following regulatory approval in the United States and commercial launch of each Diabetes product, our royalty obligations continue at a mid-to-high single digit royalty percentage of applicable net sales until aggregate royalty payments since commercial launch have reached an amount equal to a low single digit multiple of the aggregate funding (the “Net Sales Threshold”) provided by Blackstone under such agreement. If a development project is delayed, the Net Sales Threshold will be subject to certain upward adjustments. Once the Net Sales Threshold has been reached, Blackstone will continue to earn royalties for five years at a low single digit royalty percentage of applicable net sales. As of October 24, 2025, no Blackstone-funded Diabetes products have been commercially launched.
Each Blackstone Agreement is subject to termination by Blackstone or by us in certain circumstances described further below. Blackstone may terminate a Blackstone Agreement: (i) if we fail to make certain capital investments and are unable to manufacture sufficient quantities of the product, (ii) if we are enjoined from continuing product development or commercialization, (iii) if we acquire rights to a competing product to the applicable product in certain specified markets, or (iv) if certain specified fundamental changes to the Company, or to our rights to the product, occur. We may terminate any of the Blackstone Agreements for any reason by providing a specified amount of prior written notice to Blackstone. If we or Blackstone elect to terminate a Blackstone Agreement for one of the reasons described above, we will be required to make a termination payment to Blackstone of a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, and our royalty payment obligation under the affected agreement will also continue in certain termination circumstances. If we acquire rights to a competing product in certain specified markets, Blackstone has the option to terminate the Agreement and receive a termination payment from us equal to a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, or continue to be eligible for the royalty payments on the product subject to the Blackstone Agreement; provided that if the product subject to the Blackstone Agreement has already been submitted for regulatory approval for commercial use at the time the competing product is acquired and Blackstone elects to receive royalty payments, such royalty payments would apply to both the product subject to the Blackstone Agreement and the competing product. We or Blackstone may also terminate a Blackstone Agreement if the other party materially breaches the agreement, subject to customary notice and cure provisions, and in certain such termination circumstances, a payment to Blackstone of a multiple of the funded amounts would be required, which may be up to $216 million for each such termination. We may also terminate a Blackstone Agreement if the relevant product is determined to be technically infeasible, although our royalty payment obligation to Blackstone will survive such termination.
During fiscal year 2025, by mutual agreement two co-development agreements with Blackstone were terminated. One agreement, for the development of MiniMed Duo, was terminated for technical infeasibility prior to full funding, with no termination charges recorded within the combined financial statements. The obligation to pay Blackstone royalties on MiniMed Duo’s net sales continues if the development and commercialization of this product are completed in the future. The other agreement was terminated following negotiations to resolve a contractual dispute with Blackstone related to the alleged acquisition of a competing product. As a result of these negotiations, we and Blackstone mutually agreed to terminate the agreement, we agreed to make a one-time $165 million payment to Blackstone, and we and Blackstone were each relieved of any continuing obligations under the agreement other than customary survival provisions.
Our Competitive Strengths
We believe the following strengths provide our business with significant, lasting advantages:
Unique and differentiated technology system delivering superior health outcomes and reducing diabetes disease burden for patients
We are the only player that independently commercializes a fully integrated Smart Dosing system by offering all the components required, including the capability to produce pumps and insulin pens, CGMs, other consumables, dosing algorithms, software, and applications, as well as wraparound system support. Our fully integrated system addresses two key pain-points for PWD: health outcomes and complexity of diabetes management.
Addressing Health Outcomes: Our systems have consistently delivered superior clinical outcomes across diabetes populations, with a robust body of clinical evidence from controlled studies as well as real-world outcomes supporting our ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options, including MDI with an unconnected CGM. Driving these better outcomes is crucial to relieving users of the serious comorbidities and health risks associated with diabetes—renal disease, blindness, nerve damage, and cardiovascular disease risk, among others. In addition to clinical studies, health economics studies have shown that our products also are associated with higher life expectancy and better cost-effectiveness versus traditional therapies. We believe the key to delivering these outcomes is our robust dosing algorithm, which was built with the benefit of hundreds of millions of patient data points accumulated over our years of operation.
Addressing Complexity: We address complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes. We believe our robust and forgiving algorithm is the market leader in effectiveness based on the results of our clinical studies. It can adjust for the occasional missed meals and deliver autocorrections to keep patients in a healthy glycemic range. As the only medical device company that commercializes all the components of a full Smart Dosing system, our solutions are designed to integrate best and work better together. For example, the CGM and pump connect seamlessly without line-of-sight issues. Our customers have a single vendor and point of contact for their technology needs, further simplifying their disease management and reducing burden. We operate scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that handles issues for patients with any element of their diabetes management system. We offer a comprehensive range of treatment options, enabling user choice without sacrificing technological connectivity. Our CareLink software is fully compatible with our insulin pump, smart pen, CGMs, and other consumables, providing a solution for HCPs to manage their clinics more effectively and for users and their caretakers to track their therapy easily.
Altogether, our products deliver a better quality of life for PWD. This has been our focus since launching our first-generation MiniMed 670G hybrid closed-loop system in 2016, and continues today as we develop our third-generation AID systems. Our ecosystem of technologies are robust, reliable, easy-to-use, adapt to varying lifestyles and preferences, employ closed-loop autonomous dosing capabilities, and deliver health outcomes for a wide diversity of patient types. We are also able to implement system-wide cybersecurity risk mitigations that are fully integrated into our product offerings and are under our control. As PWD adopt Smart Dosing, we believe these factors position our company to capture share.
The global leader in diabetes medical devices with the largest number of pump users, broad and deep commercial reach, and scaled manufacturing capabilities
Among leading diabetes device manufacturers as identified by Seagrove Partners, we have the largest global footprint in our industry, operating in approximately 80 countries, and with more than 640,000 pump users as of October 2025. According to Seagrove Partners’ November 2025 market model, Insulet, Tandem, Ypsomed (now known as mylife Diabetes Care), and Beta Bionics, which we believe represent our closest insulin pump competitors, operate in 16, 23, 16, and one countries, respectively. We have a strong OUS presence, with the largest number of pump users in Australia, Benelux, France, Germany, Israel, Italy, the Scandinavian region, and Spain, the second largest number of pump users in the United Kingdom, and the third largest number of pump users in Canada, according to Seagrove Partners’ November 2025 market model. According to the same market model, we also maintain strong positions in top OUS developing markets: for example, we have the largest number of pump users in Argentina, Brazil, Poland, Russia, and Saudi Arabia, which markets we consider our top five OUS developing markets.
We deliver on our mission with a well-invested, global, and experienced employee base of approximately 8,000 dedicated employees globally, including over 3,000 commercial employees, and two world-class dedicated manufacturing facilities. Commercially and operationally, our scaled global infrastructure creates a significant barrier to entry, given our decades-long presence operating outside of the United States. We have experience navigating numerous distinct local regulatory and reimbursement regimes and have made a significant level of upfront investment that is required to establish footholds in our markets. As we go to market, we promote education in AID, expand availability of our products in the United States across distribution channels and health plans, and are differentiating ourselves outside of the United States in national tender regimes.
Over our years of operation, we have developed a deep understanding of each of our markets’ unique local dynamics to optimize our commercial approach. In many markets, our sales cycle is high touch, where we benefit by dedicating resources to functions that range from demand generation, both in the field and in digital marketing, through fulfillment support and renewals. Country to country, particularly within the EU, Japan, and Australia, we adapt our selling motion to a variety of payment schemes, varying constraints on our marketing activity, and differing levels of government and private payor involvement. We support patients and healthcare professionals in their treatment decisions and ongoing product utilization, building relationships with over 40,000 prescribing HCPs globally, including through clinical field professionals.
We have built a scaled manufacturing base, which enables our profitability and provides substantial operating leverage as we grow. We have produced over 5 million insulin pumps since 2001.
Significant body of compelling clinical and real-world evidence demonstrating our technology’s superior performance
The MiniMed 780G system has a strong base of clinical evidence, supported by over 200 clinical publications, eight randomized controlled trials, and nine health economic analyses, as of October 2025. In addition, there is a significant base of real-world data and experience as well from users, as hundreds of thousands of people have used our products. Broadly, this evidence supports the superiority of our system against other existing treatment options. Over the years, our products have produced consistent high-quality results for users.
A real-world study of adult ROS users, who represented 5.3% of the adult cohort, observed an approximately 81% TIR outcome (74% TIR for all adults), well above the 70% minimum ADA guideline. In another study, 86% of 780G ROS users, which represented 6.4% of all users, and 62.5% of all users, achieved at least that minimum 70% TIR. In a published meta-analysis, MiniMed users also exhibited the largest improvement in TIR when compared with competing systems, showing a mean difference of over 21% net higher TIR as compared with MDI, or five hours per day improvement. In the ADAPT randomized controlled study, users of our MiniMed780G system with our SmartGuard algorithm and Meal Detection technology achieve a significant average reduction in A1C of 1.4%, compared to MDI therapy with CGM alone.
Our system is also differentiated in its ability to deliver improved outcomes across a variety of diverse patient ages, diets, and lifestyles across the world. It is effective in difficult-to-treat populations: For example, evidence shows that high-risk T1D youth (aged 13-25 years) achieve more than nine additional hours of TIR after switching to a MiniMed 780G from MDI. It is simple enough for all users: patients naive to technology achieve 85% TIR after switching to MiniMed 780G. In terms of user experience, the MiniMed 780G has maintained the number one pump satisfaction in the United States since Q2 2024, according to pump satisfaction survey results from dQ&A’s Q2 2025 U.S. Diabetes Patient Voice report. According to the same report, in Q2 2025, the MiniMed 780G achieved a 53% overall satisfaction rating in the United States, compared to 47%, 48%, 37%, and 34% overall satisfaction ratings achieved by Tandem’s t:slim X2, Tandem’s Mobi, Insulet’s Omnipod 5, and Beta Bionics’ iLet Bionic Pancreas, respectively, which we believe represent the MiniMed 780G’s closest insulin pump competitors. Taken together, evidence shows that our solutions, through the simplicity of using one purpose-built technology ecosystem, improves the quality of life for our patients.
Industry-defining innovation track record, skilled global R&D team, and robust proprietary Virtual Patient Model
We have a 40+ year history of demonstrated excellence in innovation. We are committed to making material contributions to improving the lives of PWD through industry-defining inventions, including the first insulin pump with mass-market appeal and usability, the first physician-use CGM system, and the first hybrid closed-loop pump system. We support our innovation mission with a strong base of scientific, engineering, and regulatory expertise. Leading our efforts are over 1,100 research and development professionals who bring a diversity of skills across electrochemistry, electronics, mechanical engineering, software, data science and AI, and consumer electronics and valuable experience in the diabetes space. We have continuously invested in these capabilities and our innovation, deploying $236 million in research and development over the six months ended October 24, 2025 and $1.3 billion over the last three fiscal years.
Over the years, we have accumulated a wealth of longitudinal patient data and experience to support our continued innovation as the only company that has developed and commercialized both insulin delivery systems and CGM systems. Leveraging this proprietary data, we have constructed a robust Virtual Patient Model comprised of over 430 million datapoints from a wide variety of patients that simulates real-world conditions across a range of physiologies. With this Virtual Patient Model, we can accelerate our ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. We believe it is a critical differentiator versus our competition, as dosing algorithms become more complicated and precise—eventually creating a completely hands-free experience, eliminating elements of user input such as carb counting.
Large intellectual property portfolio, fortifying our competitive positioning
Over our decades in operation, we have accumulated a large body of intellectual property. We vigorously safeguard our proprietary rights through a combination of patents, copyrights, trade secrets, nondisclosure agreements, and other legal protections. As of October 2025, we own or have rights to a large global patent portfolio with over 2,500 patents and patent applications worldwide, certain of which relate to various current or prospective aspects of the MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems. Protecting our intellectual property is a core strategic focus for our business, as we believe many of our current technologies and those in our pipeline are superior advancements to other products that are available today.
Attractive financial profile characterized by strong net sales growth, high device content per customer, and durable revenue base
Our competitive strengths and execution of our strategy has resulted in an attractive financial profile for our business. We have demonstrated double-digit year-over-year net sales growth in the last two fiscal years, driven by growing sales of our MiniMed 780G system as well as the successful launch of our Simplera CGM in the EU and the United States and Simplera Sync in the EU. Being the only player in the market that commercializes all parts of an integrated diabetes management system allows us to have the opportunity to generate greater revenue per customer compared to competitors that only offer components of such systems and positions us to grow and take share through commercial execution, particularly with our next generation of products.
Our offerings are designed to generate a significant amount of revenue per pump user. We have a robust global base of more than 640,000 pump users as of October 2025. To this user base, we sell compatible consumable products, including CGMs, infusion sets, reservoirs, and other software and services. In the six months ended October 24, 2025 and in fiscal year 2025, 83% and 80%, respectively, of our total revenue came from the sales of CGMs, other consumables, software, and services, which we believe make our core revenue base durable and resilient. We are well-positioned to operate at an attractive margin profile in the near- and long-term as a result of our best-in-class clinical outcomes, scaled commercial presence and infrastructure, and pipeline of innovative products, including our patch pump in development.
Highly experienced management team with a purpose-driven workforce—driving performance with a culture of accountability
Our global organization is led by an experienced, proven, and performance-driven senior management team that manages all aspects of our business. Our senior management team consists of industry and corporate veterans with a track record of leadership both within Medtronic and in other select world-class organizations. This team has a passionate focus on helping PWD, and has been responsible for key recent organizational achievements that put our business on its current trajectory, including the 2023 U.S. FDA approval of our MiniMed 780G system, 2024 CE Mark and 2025 U.S. FDA approval for MiniMed 780G with Simplera Sync sensor, 2024 U.S. FDA approval of our Simplera CGM, and our global sensor partnership with Abbott announced in 2024.
We are supported by a dedicated, mission-focused global team of approximately 8,000 employees as of November 2025. Many of those employees have a strong connection to Diabetes, because they either have Diabetes themselves or have a close loved one who lives with Diabetes. Together, our team has built a culture of accountability and execution, where any individual can reach their full potential, make a difference for our customers, and be rewarded for it. We pride ourselves on our MiniMed Business System and Ways of Working and have established over 1,000 ongoing continuous improvement initiatives and milestones with individual dedicated initiative owners driving towards milestones to improve the business every day. These initiatives and focus have driven our recent momentum and our business on its current trajectory.
Our Growth Strategies
We aim to generate sustainable and profitable growth through execution of our corporate strategies.
Serve unmet needs with our current AID system generation of solutions by executing our commercial strategy and expanding clinical indications
We plan to continue to drive adoption of AID across our addressable market and additional population segments. In our current addressable market, we are driving sales of our MiniMed 780G system by communicating its clinical efficacy and customer experience benefits to PWD and prescribing HCPs through field clinical engagement, digital marketing, and our other commercial activities. Alongside patients new to therapy, we are focused on upgrading individuals using our prior pump generations, those using competing pumps, and others who are currently using more traditional solutions like MDI. We believe this most recent generation will continue to resonate with customers. Another key growth strategy is to increase our global CGM Attachment Rate, which we believe we can do with our next-generation Simplera Sync CGM sensor.
We also have an opportunity to grow the addressable market for MiniMed 780G through expanded indication labeling. For example, in fiscal year 2026, we received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. We believe the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system.

Leverage algorithm and dosing expertise to drive adoption of our current Smart MDI system generation
In addition to AID, we continue to drive momentum in our Smart MDI system solution. Our dosing algorithm technology and connected Smart MDI solutions help people with T1D or T2D to optimize their daily injections, driving better glycemic control versus other traditional therapy options. Our current-generation InPen with Simplera CGM and algorithm support has been proven to decrease severe hypoglycemic events by 13% in the 90 days after initiating InPen treatment, and by more than 30% among users aged 65 and over. Real-world evidence from a retrospective study of over 1,500 InPen users with T1D across 21 countries further supports the clinical benefits of the InPen system when used as directed. In this study, quicker responses to these alerts were associated with higher TIR. Responding within one hour to over 75% of missed dose alerts or correct high glucose results resulted in a mean TIR of 67.2% and 71.5%, respectively, without an increase in time-below-range (TBR). In summary, almost a quarter of the population of InPen users who consistently responded quickly to the actionable alerts met the established glycemic targets of >70% TIR and <7% GMI.
As we pursue our strategy to drive Smart Dosing adoption for people with T2D, our Smart MDI is an available, attractive option for those requiring basal insulin treatment. As with our AID strategy, we plan to continue to drive uptake through our dedicated commercial functions across our markets.
Expand CGM options for PWD with global Abbott CGM partnership
In addition to our Simplera and Simplera Sync, we are introducing an additional complementary CGM option through our global partnership with Abbott. Abbott will supply us with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology, and will be the exclusive supplier of third-party CGMs for certain of our AID and Smart MDI systems. We believe our partnership with Abbott will allow us to expand access to our advanced AID and Smart MDI systems that deliver best-in-class outcomes with the most widely used CGM technology in the world.
Deliver breakthrough innovation with our pipeline including our next-generation AID and Smart MDI solutions
We believe our pipeline is at a critical turning point where our next-generation AID system will create significant competitive differentiation to fulfill our mission of safely and effectively automating diabetes management to deliver a “hands-off” patient experience. We plan for this system to provide our customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes.
Our rich pipeline includes the MiniMed Go, our next-generation Smart MDI system; the MiniMed Flex, our smaller, screenless, newly designed insulin pump; our next-generation Vivera dosing algorithm; and our MiniMed Fit patch pump with extended wear. In addition, we are working to progress Instinct in our global partnership with Abbott. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that we are designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Accelerate growth through strategic partnerships and tuck-in acquisition opportunities
As an independent company, we expect to have independent financial flexibility, scale, and access to capital markets that we may utilize to complement our organic initiatives with additional inorganic opportunities when appropriate. We have identified an attractive set of strategic opportunities across potential partnerships and tuck-in acquisitions. As part of this strategy, we expect to continue to pursue attractive strategic collaboration opportunities, such as our announced partnership with Abbott to expand CGM choice and access to our AID and Smart MDI solutions. In addition, we expect to be opportunistic in pursuing growth-enhancing partnerships and/or tuck-in acquisitions.

Drive profit margin expansion by capitalizing on the utilization of our fully integrated diabetes systems
Our aim is to grow our profit and cash flow at a higher rate than our revenues through a number of levers. We first plan to drive sales of our full-system solution to optimize our opportunity to generate greater revenue per customer, compared to competitors that only offer components of such systems, which we believe will translate to higher margins as we sell higher volumes of product. As our CGM sensors, insulin pumps, and Smart MDI solutions continue to proliferate, we also have an opportunity to expand our margins by developing and building out new high-volume and automated manufacturing. In particular, we believe our process for manufacturing our sensors has potential for significant expansion at higher volumes. We are currently working to develop and implement high-volume and automated machine manufacturing lines to expand manufacturing capacity. While executing on these opportunities, we also plan to continue to execute our regular cadence of cost transformation initiatives, which have resulted in cost savings in recent periods.

Our Commercial Organization
We believe our commercial and service capabilities, scaled manufacturing capabilities, and broad and deep commercial reach provide us with a key competitive advantage among leading diabetes device manufacturers and the ability to realize durable growth at scale over the long term, as improving standards of care proliferate globally.
Our global commercial operations consist of over 3,000 employees as of November 2025. Our customer care and technology support operations represent over 1,100 employees across our commercial functions, with scaled global call centers that support 25 different languages on a 24/7/365 basis. Our reach, access, and relationships within the physician community have been cultivated over decades of strong partnership. As of April 2025, we have active relationships with over 40,000 prescribing physicians globally, primarily endocrinologists and diabetes educators. We believe our omnichannel B2B2C marketing capabilities, digital and in the field, strong relationships in the diabetes community, and global brand reputation position us as the preferred customer choice throughout the entire customer journey.
PWD often have strong preferences about their choice in treatment, with prescribing HCPs having a position of influence on these choices by providing a clinical perspective and recommendation for their patients. As a result of this characteristic of our industry, we invest heavily in our brand and customer-facing marketing activities, in addition to our clinical activities in the field. We also provide wraparound support resources for patients to track their care and for providers to evaluate their patient population in their clinic. We have long-standing relationships with top patient advocacy groups who are highly influential on consumer choice and evolving clinical standards of care. We also have invested in establishing credibility and trust with KOLs and social advocacy organizations who drive awareness and influence. As part of our broader marketing efforts, we engage with over 1,900 social media champions who speak directly to audiences about diabetes technology treatment offerings and share their experiences. For the last three years, we have also sponsored the Juicebox Podcast. In calendar year 2025, we generated over 1.6 million total engagements across U.S. social media channels, and our sponsored social influencer content achieved an estimated reach of over four million users, supported by a total social influencer follower count of approximately 786,000 users. As of October 2025, on our own social media platforms, we have over 1.5 million global followers (a 15%+ increase since fiscal year 2023) and approximately 700,000 U.S. followers with whom we can communicate directly about our technologies and share user-generated content. As of December 2025, we have the largest following on TikTok as compared to accounts run by some of our closest competitors, including Tandem, Insulet, and Dexcom, with over 120,000 followers. This strong audience and content creator network enables our brand to reach millions more PWD. For example, our Blue Balloon empathy campaign as of November 2024 generated over 1.2 billion impressions. These end-to-end marketing capabilities and diverse media channels drive high brand affinity and preferred customer choice in the industry. Today, MiniMed represents one of the most trusted diabetes brands globally, according to the internal 2025 Ipsos Global Brand Health Study commissioned by Medtronic.
We offer a number of end-to-end digitally enabled customer service platforms that give our customers the ability to self-manage care when they want to, as well as receive high-touch human interactions when it matters most. From onboarding tools and eCommerce shopping to proactive outbound services and therapy dashboards, we strive to offer our customers a five-star customer experience. In some countries, we are even able to offer our devices and related services in a bundled therapy subscription offering for more support and customization. These services provide a unique and differentiated therapy experience, reduce sale and support friction, and foster long-term loyalty among our customers. Two such programs include StartRight and StayRight. As part of the StartRight program, we provide PWD new to therapy with virtual product training and identify them for proactive clinical specialist outreach to ensure a smooth start to therapy. During StayRight, our clinical team addresses common therapy friction points and engages in proactive outreach and troubleshooting to existing patients, such as repeat caller support. As of fiscal year 2025, these targeted customer support programs have engaged over 26,000 PWD across EMEA, and we expect to launch targeted customer support programs in the United States and other international markets.
Strategically, we invest in markets where we believe our state-of-the-art technologies have the best chance for broad adoption and reimbursement. As we launch new products and go to market, our commercial capabilities and reach enable us to drive uptake and adoption as quickly as possible.

In the United States
Our U.S. sales infrastructure includes over 1,200 dedicated MiniMed professionals, including commercial employees, field clinical representatives, and territory managers who support over 25,000 prescribing HCPs as of April 2025 and who have built deep relationships with KOLs. Across approximately 170 territories, our U.S. salesforce footprint is strategically aligned to patient concentration, with field resources deployed nationwide commensurate to patient distribution density. We consider this breadth to be a key growth enabler in our market, as our engagement with these clinical professionals helps to proliferate broader understanding and appreciation of our differentiated clinical data and user experience.
We partner closely with our network of HCPs to provide training, education, and service at scale. As of November 2025, approximately 50% of our team of advanced diabetes clinical educators are CDCES-credentialed. This team conducts thousands of device trainings each year to help physicians better support their patients, in addition to training completed by contracted external trainers. In addition to hands-on clinician training opportunities, we engaged with over 8,000 HCPs in fiscal year 2025 through various in-person and virtual outreach programs. Over that same period, we engaged with over 2,300 HCPs through webinars, over 4,500 listeners through our HCP educational podcast content, and approximately 3,500 HCPs through email campaigns. Our in-person outreach, including therapy education programs and peer-to-peer programs, also reached over 2,200 HCPs during the same period. In addition, we participate in tradeshows and industry-sponsored conferences, which allowed us to engage with over 2,500 HCPs in fiscal year 2025. In addition to our team of professionals, we offer technology services for HCPs through our CareLink Clinic platform that helps them run their clinics more effectively. CareLink Clinic transforms real-time patient data into clear and understandable dashboards and insights, with streamlined ability to identify potential issues their patients may be having with their diabetes management. Through our MiniMed Outcomes platform, we are able to show aggregated outcome data at a clinic level. This allows clinicians to allocate their time to the most vulnerable patients while reducing the number of visits for patients who have good glycemic control. Clinics can also assess their overall performance in supporting PWD by looking at their data at a population-wide level. As of February 2025, nine in ten HCPs agree that our CareLink Clinic reports are the best-in-class for treating patients on AIDs, according to physician surveys conducted by Medtronic. In addition to CareLink, we invest in research and education for use of our technology in diverse environmental use conditions such as adolescents, fasting, exercise, pregnancy, and older patients. This helps support the variety of use cases a clinic must handle.
Driving the quality of our customer service function is a team of employees responsible for helping customers navigate resupply needs, processing orders and fielding customer calls for any questions or troubleshooting needs that customers may have. We operate scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that covers hundreds of thousands of calls annually. These technical support resources are also available to HCPs to ensure they always have the latest information to help them care for their patients. With our reach, we invest in customer-centric initiatives. For example, our goal is that a customer who needs a replacement product can receive one the next day no matter where they are. Our team also helps patients navigate the complexity of various insurance plans in the United States including Medicare and Medicaid. We also mobilize support for communities and disaster relief to ensure users have adequate Diabetes supplies. This record of support over 40 years reinforces the brand equity of MiniMed.
Our channel expertise and distributor relationships drive revenue stickiness, differentiation and scale. For the six months ended October 24, 2025 and fiscal year 2025, approximately 70% of our business in the United States shipped directly to patients, versus approximately 30% indirect with distributor partners. Our distribution team manages over 25 partner relationships as of December 2025, including four major retail pharmacy distributors. We sell through the DME channel as a Durable Medical Equipment, Prosthetic Devices, Prosthetics, Orthotics, & Supplies (DMEPOS)-accredited DME supplier and through the pharmacy channel, with pharmacy relationships across the United States and contracts in place with major distributors. As of the time of this offering, though we distribute the majority of our products through the DME channel and only a small percentage of our products through the pharmacy channel, we anticipate further expanding coverage for our products under the pharmacy benefit to increase our pharmacy channel utilization. We estimate that as of December 2025, approximately 67% of our customer base in our direct-to-patient distribution is comprised of patients covered under commercial insurance benefit plans.

The U.S. DME channel offers broad, established coverage for diabetes technology and a faster ramp to coverage with existing Healthcare Common Procedure Coding System (HCPCS) codes. We address DME service gaps by selling our products through distributor partners. Through our years of experience distributing our products through the DME channel, our teams have developed the skill and knowledge needed to navigate complex DME coverage determinations. We maintain 500+ direct contracts for all payor types in the United States and have observed strong reimbursement rates. We also maintain contracts with numerous national pharmacy benefit managers (“PBMs”) and PBM-lead group purchasing organizations in the United States, and we have established formulary coverage for our CGMs and insulin pumps. In January 2026, we expanded U.S. formulary coverage for our MiniMed 780G system through new agreements with major PBMs and group purchasing organizations. These agreements encompass the MiniMed 780G insulin pump and our expanded CGM portfolio, including Simplera, Simplera Sync, and Instinct, and build on existing pharmacy coverage for our CGMs and consumables. As of February 2026, we estimate that our U.S. pharmacy benefit coverage arrangements include over 200 million commercial covered lives, based on data from MMIT and publicly available statements from our contracted PBM partners regarding the scope of their coverage, which equates to approximately 70% of commercial covered lives in the United States.
In the United States, we have secured broad access for the MiniMed 780G system under the medical benefit, achieving approximately 95% nationwide DME coverage through reimbursement contracts negotiated directly with health plans. We have additionally obtained access under the pharmacy benefit for the MiniMed 780G through contracted agreements with PBMs, reaching approximately 40% nationwide coverage as of November 2025, according to MMIT. We anticipate the MiniMed Flex, which is expected to be a line extension of the MiniMed 780G, will be eligible for similar levels of coverage under the DME and pharmacy benefits. We similarly hold contracts outlining extensive CGM coverage: as of November 2025, our Simplera Sync and Instinct CGMs have approximately 90% coverage nationwide under medical benefits in DME, and the Instinct CGM has approximately 30% nationwide coverage under pharmacy benefits, according to MMIT. The InPen Smart Pen is eligible for coverage under the pharmacy benefit in approximately 67% of commercial health insurance plans and approximately 50% of Medicaid plans in the United States as of November 2025, according to MMIT.
To ensure our customers are able to access our products through their insurance, our intake teams evaluate a patient’s health plan benefits and process their prescription through the benefit that provides the lowest out-of-pocket cost. As a licensed pharmacy in over 40 states as of December 2025, we are able to conveniently adjudicate their prescription, apply any financial support programs for which the patient may be eligible, and direct-ship the product to the patient’s home. Similarly, as a DMEPOS-accredited provider, we offer the same convenience through DME, leveraging our tenured teams and detailed payor documentation flows.
We closely monitor policy changes and engage often with national diabetes advocacy groups, including Diabetes Technology Access Coalition (DTAC), Advamed, and Medical Device Manufacturers Association (MDMA), to lobby and influence policy makers for adequate reimbursement pathways and coverage for our products. We also provide data and support to these groups as they continuously evaluate their standards of care for diabetes treatment.
Outside of the United States
Globally, the diabetes market is very heterogeneous, requiring highly specific yet broad expertise in order to operate and succeed. A considerable portion of our sales have come from the EMEA region. This region is highly diverse, where there are nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
For example, in Italy, its national health service delegates procurement to 19 regions and two autonomous provinces, within a tender framework. Across Italy, our business achieved a greater than 95% sensor adoption rate for those customers who used our insulin pumps in fiscal year 2025, and has been ranked as a number one or two leading brand for insulin pump users in each of the 2022-2024 dQ&A Italy Patient Voice surveys. We achieve this through a local tailored approach to HCP advocacy, partnering with around 300 patient groups and 2,000 HCPs as of April 2025, given Italy also limits digital marketing and advertising activities.

In contrast, France delegates procurement, fulfillment, and training to private service providers, with whom we negotiate pricing and supply agreements. These service providers are also the only parties that can have direct patient contact, meaning demand generation activity generally focuses on making our economic case to the service providers and HCPs, while also using more social media and press to highlight our products and brand instead of conducting field clinical sales activities.
We have observed similar variability in the OUS developing markets in which we maintain commercial operations. For example, Argentina and Brazil both follow a direct distribution model, where we ship orders directly to institutions or patients, and in some cities our distribution is also supported by pharmacies. In Poland, the national government provides reimbursement for our products, and we distribute our products by tendering to hospitals. Russia operates under a national tender framework.
Our European commercial organization is large, supporting thousands of HCPs, and boasts a long tenure of experience in the diabetes industry. We have built a large patient advocacy organization inclusive of partnerships with national, regional, and local associations. As of fiscal year 2025, we have developed deep relationships with KOLs, including 60 regional KOLs, over 100 additional country-level KOLs, and a team of patient advisors in the region who help to drive advocacy. Similar to our efforts in the United States, in EMEA we engaged with over 18,000 HCPs through HCP education programs in fiscal year 2025, including over 14,000 HCPs through digital channels and over 600 HCPs through webinars, and our podcast attracted over 200 unique listeners in its first month of launch. In fiscal year 2025, we also reached over 150 HCPs through in-person outreach, including therapy education programs, peer-to-peer programs, and multi-day instructional events, and we directly interacted with over 3,000 HCPs through our attendance at conventions and other in-person events. We also strategically leverage our large digital footprint in these markets in compliance with country-level regulations regarding digital marketing activities. Customers in EMEA also value our integrated system sale and related wraparound services. We offer a number of digital care management platforms, training and onboarding tools, and in some countries are able to offer our devices and related services in a bundled subscription offering.
Research and Development
Our multidisciplinary capabilities in research and development, underscored by our deep clinical experience, enable our business to develop breakthrough innovative solutions for PWD. We have a highly experienced team, with the expertise to drive our robust pipeline. Our team is composed of over 1,100 research and development professionals who bring a diversity of skills across electrochemistry, electronics, mechanical engineering, software, data science and AI, and consumer electronics and valuable experience in the diabetes space.
There are significant opportunities in diabetes technology, and we have a disciplined approach to our portfolio, aligning projects with our long-term strategic goals and growth vectors. We have completely overhauled the architecture of our software, digital, hardware, and manufacturing platforms. This will allow us to accelerate new product introductions through the scale benefits of one app and one algorithm for all devices and user personas.
Our differentiated strengths in our R&D platform result from the amount of data we have and our experience in not only developing algorithms but also clinically validating them. Algorithm design and enhancements drive superior clinical performance of our AID system by optimizing insulin delivery timing and amounts. To optimize our development process, we created a digital twin of patients which aggregates over 430 million data points from many thousands of patients and enables us to accelerate our ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. We believe it is a critical differentiator versus our competition, as dosing algorithms become more complicated and precise. This platform has the potential to reduce our R&D timeline by allowing us to expedite the testing and iteration process. It significantly increases our confidence in product performance under the scrutiny of clinical trials and regulatory review.
Our primary research and development activities take place in our Northridge, California corporate headquarters, with additional research and development personnel based in San Diego and Israel. We invest with a commitment to innovating next-generation diabetes care solutions that enhance the standard of care for our customers and drive organic growth for our business. R&D expense incurred was $236 million in the six months ended October 24, 2025 and $429 million, $437 million, and $436 million in fiscal years 2023, 2024, and 2025, respectively. Our substantial investment in R&D directly fuels large intellectual property generation, as evidenced by the numerous patents filed each year that stem from these development efforts. This strong link between innovation and intellectual property protection ensures that our product pipeline remains both cutting-edge and strategically safeguarded.

Clinical Research, Medical Office, and Regulatory Affairs
Our Clinical Research, Medical Office (which includes Medical Safety), and Regulatory Affairs functions are comprehensive in scope and impact, supporting our ability to develop and market our medical-grade technologies.
Clinical Research creates objective and scientific evidence demonstrating safety, performance and clinical value of products that allows our business to gain market access and adoption. Our Clinical Research team’s responsibilities include developing comprehensive global evidence strategy, innovative study design and execution, evidence-generation pathways, post-market surveillance, clinical evaluation, external and collaborative research, and global investigator and site engagement.
The Medical Office provides strategic development and execution, subject expertise, and relationships necessary to create meaningful benefits for patients and HCPs. Our Medical Safety team of experienced safety professionals engages across the product lifecycle to promote early identification and quick mitigation of potential patient safety issues. They review literature for safety investigations, support post-market surveillance, develop Issue Impact Assessments, provide input on potential Field Corrective Actions, maintain other safety records, and provide input to our risk management processes. Our Medical Science and Medical Affairs teams assist in our efforts including input to product development to provide context for clinical needs and value proposition; objective input to portfolio management and market assessments; engagement with patients, providers, and professional societies; dissemination of evidence to relevant stakeholders; reimbursement expertise; development of health economic evidence and tools and clinician education strategy; and tactical execution.
Regulatory Affairs ensures global access to our products, processing hundreds of regulatory filings annually across our countries of operation. Our dedicated regulatory teams execute on core registration processes, provide ongoing commercialized regulatory support, and coordinate with distributors and local registration groups. The Regulatory Affairs team allows our business to transition our portfolio as regulatory environments evolve, while also achieving market access for our new product releases.
Manufacturing & Supply Chain
We operate with a global manufacturing, supply, and distribution footprint designed to allow us to meet the demand for our products in a reliable and timely manner. We apply lean principles to grow our efficiency with manufacturing automation, supply chain digitization, and other strategies. Our experience in serving hundreds of thousands of PWD and producing millions of products annually has helped us understand the intricacies of manufacturing high volumes of products at scale and shipping them around the globe. We have built a global network of suppliers to provide a durable and secure supply chain for our business. Our manufacturing operations are led by a team whose members have extensive experience in the commercial manufacturing of medical devices, including other technological advances in diabetes treatment.
In particular, we have made conscious design choices for the MiniMed Flex, our next-generation insulin pump, and the MiniMed Fit patch pump by leveraging our existing intellectual property portfolio to maintain optimal performance while enabling scalable manufacturing capabilities and minimizing execution risk.
The MiniMed Flex pump utilizes a familiar design that employs MiniMed 780G’s proven pump drive mechanism, reducing complexity and manufacturing costs. MiniMed Flex will be compatible with our existing reservoir and infusion set portfolio, including our seven-day infusion set and over 20 cannula options. Through our manufacturing partner, we aim to scale production capacity to approximately 100,000 units annually at launch and have plans to further scale production in the future. Achievement of these production targets depends on our manufacturing partner’s ability to meet contracted capacity commitments.
With the MiniMed Fit patch pump, we plan to strategically separate low-volume electronics into reusable modules while designing high-volume disposable components for simple, scalable production. Using our proprietary cannula and reservoir technology, we have streamlined the design to utilize just 64 total parts, compared to the 70 components used in the assembly of Insulet’s Omnipod 5. To further bolster scalability, we have designed the MiniMed Fit patch pump so that patients will only require six patches per month, compared to the ten patches per month required with Omnipod 5. Through our experienced manufacturing partner, we have arranged for an initial launch capacity of approximately 20,000 patients annually, with plans to scale to meet additional demand.
We operate two primary internal dedicated manufacturing facilities located in Northridge, California and Juncos, Puerto Rico. We produce our pumps, reservoirs, and sensors at these facilities, in part to protect our IP. Our current manufacturing infrastructure features a range of capabilities including sensor fabrication, reservoir production, pump programming, assembly, testing, packing, and release. We also leverage our contract manufacturing partnerships for additional services including application-specific integrated circuit production, substrate production, warehousing, postponement, kitting / final goods, and transmitter recharge processes.
We are registered with the U.S. FDA as a medical device manufacturer and we are subject to and maintain compliance with ISO manufacturing standards, including ISO 13485 certification, current Good Manufacturing Practices, and the relevant QSR requirements.
We use a broad range of raw materials and components in the manufacturing of our products, purchasing these inputs from a diverse set of third-party suppliers globally. Our global scale allows us to provide our customers with improved supply chain security at a reduced cost and risk. We focus on manufacturing and supply chain efficiencies and security on an ongoing basis, developing business contingencies and remediation plans to ensure we can meet customer needs.
We ship our products annually to approximately 80 countries. We operate two primary distribution hubs globally in Louisville, Kentucky and Heerlen, Netherlands, and have 26 additional distribution facilities globally, utilizing commercial freight carriers to distribute our products to customers around the world.
Our Competition
The diabetes medical device industry is highly competitive, with companies constantly innovating and developing new products, technologies, and treatment approaches. However, due to thresholds for manufacturing scale, IP protection, and regulatory infrastructure, there are a small number of scaled competitors. Of these players, we have the largest global presence in AID/Smart Dosing, ensuring broad access and support for patients worldwide. With decades of experience operating in U.S. and international markets, our robust infrastructure for distribution, training, and long-term service support makes us a formidable competitor in these regions.
Today, we are the only company commercializing a fully integrated diabetes ecosystem, a key advantage which helps us drive superior outcomes and reduced burden for PWD. Our ecosystem includes the MiniMed 780G system for automated insulin delivery, including the insulin pump, CGM, insulin dosing algorithm, and a broad consumables portfolio and the InPen Smart Insulin Pen for MDI users, expanding automation beyond our pump solutions. Our solutions come with real-time analytics and decision support tools to further optimize therapy for our patients.
We compete with companies such as Beta Bionics, Inc.; Dexcom, Inc.; Insulet Corporation; Sequel Med Tech, LLC; Tandem Diabetes Care, Inc.; and Tecnicas Medioambientales Tecmed S.A.
In addition, we face competition beyond devices from a number of existing pharmaceutical companies, medical researchers, and startups, and large tech companies that are pursuing new diabetes treatments including preventative therapies for T1D, potential beta-cell replacement therapies, and alternative approaches to non-invasive glucose monitoring and smart insulin formulations.
Intellectual Property
We rely on a combination of intellectual property rights, including our patents, trademarks, trade secrets, and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts relating to a wide array of third-party technologies, to establish, maintain, protect, and enforce the intellectual property and other proprietary information used in our business. Over our decades in operations, we have accumulated a large intellectual property portfolio. Establishing, maintaining, protecting, and enforcing our intellectual property and other proprietary rights in the United States and around the world is important to our success, and we consider these rights, in the aggregate, to be material to our business; however, we believe that no single intellectual property asset or license is material in relation to our business as a whole.
To facilitate the Separation and enable our operations to continue with minimal interruption following the Separation, Medtronic will grant to us licenses to use certain intellectual property rights retained by Medtronic that we used in the conduct of our business prior to the Separation, including the “Medtronic” name and logo, for a limited duration following the Separation, even if Medtronic ceases to own a controlling equity interest in our company. In addition, we will grant to Medtronic a license to use certain intellectual property rights owned by us following the Separation. Additional details relating to this post-transaction relationship can be found under “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Intellectual Property Cross-License Agreements and Trademark Agreements.”
We seek to establish, maintain, protect, and enforce our intellectual property and other proprietary rights by all appropriate means, but the steps we have taken, and will take in the future, may prove inadequate. Third parties could infringe, misappropriate, or otherwise violate our intellectual property and other proprietary rights. In addition, despite our internal processes for intellectual property clearance, we could face allegations of infringement, misappropriation, or violation of the intellectual property or other proprietary rights of third parties. Under either circumstance, our business, results of operations, financial condition, or cash flows could be adversely affected. For additional information about these and other risks associated with our use of intellectual property and proprietary information in our business, see “Risk Factors.”
Trademarks
Our trademark protection is an important part of establishing and maintaining brand recognition for our products in the United States and around the world. The vast majority of our net sales are derived from products bearing proprietary trademarks and tradenames. These trademarks and tradenames distinguish our products from our competitors’ products. We seek to obtain protection for these trademarks and tradenames by all appropriate means, and we consider them, in the aggregate, to be material to our business.
As of October 2025, we own or have rights to over 400 trademark registrations and applications worldwide. Trademarks registered in the United States remain in force for 10 years and may be renewed every 10 years after issuance so long as the mark is still being used in commerce. Trademarks registered in other countries generally have varying terms and renewal policies. Filing a trademark application does not guarantee that the trademark application will proceed to registration. Our trademarks could be challenged, invalidated, declared generic, infringed, or otherwise violated. Opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive these proceedings.
Patents
We actively file and maintain a portfolio of patents in the United States and around the world and seek to obtain and enforce patent protection by all appropriate means. Our patent portfolio focuses on certain features of our products (for example, MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems), including methods of use, manufacturing processes, delivery devices, sensors, software, designs, and packaging. As a result, our products are often protected by multiple patents covering a variety of distinct features of the product. This diminishes our reliance on any individual patent for a product’s commercial success because the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature or by other types of intellectual property protection. Consequently, while we consider these patents, and the protection thereof, to be important, we do not consider any single patent to be material to any material product or product family, and we do not expect the expiration of any single patent to have a material impact on any material product or product family.
As of October 2025, we own or have rights to over 2,500 patents and patent applications worldwide. The term of individual patents depends upon the country in which the patent is obtained. In the United States, the patent term is generally 20 years from the date the earliest non-provisional patent application to which the patent claims priority is filed, and, in many other countries, the patent term is also generally 20 years from the filing date of the patent application. Our issued patents are subject to the applicable patent term as well as any potential patent term adjustments or patent term extensions that may extend the life of the issued patents, assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We cannot predict whether the patent applications we pursue or in-license will issue as patents in any particular jurisdiction or whether the claims of any owned or in-licensed issued patents will provide any protection from competitors. Even if our owned or in-licensed pending patent applications are granted as issued patents, those patents, as well as any other issued patents we may own or license from third parties now or in the future, may be challenged, circumvented, or invalidated by third parties. Consequently, we may not successfully obtain or maintain adequate patent protection for our products, manufacturing processes, delivery devices, sensors, software, designs, or packaging.
Other Proprietary Rights
For certain of our products, processes, product designs, formulations, practices, software, technical data, and strategies, we rely on trade secrets, know-how, and other proprietary information, which we seek to protect, in part, through IT systems and by confidentiality and nondisclosure agreements with our employees, vendors, consultants, and other commercial partners. We also seek to enter into agreements whereby our employees, vendors, consultants, and other commercial partners assign to us the rights in any intellectual property they develop in the course of their engagement with us. However, these agreements may not effectively prevent disclosure or misappropriation of our trade secrets, know-how, or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in our business. In addition, third parties may independently develop substantially equivalent proprietary information or improperly gain access to or disclose our trade secrets.
Quality Assurance
Our customers and providers value high-quality manufacturing and reliability of top-quality products. Through our automated inspection and testing, supplier quality development program, and zero-loss mindset, we deliver world-class products and services to our providers. We have dedicated quality teams that support product design, development controls, quality assurance, and corrective and preventative actions. Meanwhile, our shared enterprise-level quality teams support quality controls, quality management systems, and post-market vigilance. We believe we have built a solid track record in quality and compliance, delivering our products to the highest standards of our HCPs, often for use with their most vulnerable PWD.
Through our last 40 years of marketed products, our team has learned and improved upon our diverse capabilities in quality assurance to allow us to optimize PWD safety and experience. Our team develops and maintains the processes for developing state-of-the-art solutions for our providers and their PWD in compliance with all applicable standards and regulations. Our quality assurance efforts focus on both the development of new products and continuously enhancing our existing products. In partnership with our deep talent pool of experienced clinicians, our quality assurance team solves clinical problems and provides guidance in the development processes that assure the quality and efficacy of our devices.
Our quality capabilities are robust and built on a foundation of a highly mature organization. Our engineers and compliance professionals assure quality and compliance to worldwide regulations for quality management systems, product development, risk management, supplier quality compliance, design test equipment conformance, and employee training. Through continuous investment in our people and processes, quality assurance programs prioritize PWD safety and compliance to all worldwide standards.
As proof of our commitment to continuous quality improvement and rigorous adoption of standards, we applied for and were selected as a participant in the U.S. FDA Voluntary Improvement Program (VIP) in 2023. The U.S. FDA’s VIP is a voluntary program facilitated through the Medical Device Innovation Consortium (the “MDIC”) that evaluates the capability and performance of a medical device manufacturer’s practices using third-party appraisals, and is intended to guide improvement to enhance the quality of devices.
We expect the highest standards of ethics and integrity from our employees and suppliers. Our employees are encouraged to say something if they see something. Our Chief Quality Officer, in partnership with our Chief

Medical Officer, is empowered to make decisions related to safety and quality even and especially if there is an adverse impact on the business.
People and Culture
We have a highly experienced and diverse team with deep technical expertise, ethics and integrity, and a strong track record of success. Our employee base consists of approximately 8,000 people globally including a scaled technical workforce of more than 15% in innovation and research and development as of October 2025.
Our employees are united and committed in our mission of improving the lives of PWD, with many of our employees having a personal connection with the condition. We foster a workplace where employees feel their efforts make a meaningful impact on patients.
We are committed to cultivating a culture of meritocracy and fairness, ensuring that individuals from all backgrounds can reach their full potential. We want to be a great place to work where our people know their efforts are making a difference for patients and the company. We are committed to ensuring quality assurance in how we lead from hire to retire. This begins with a deep understanding of the skills and talents required for success in every role, allowing us to compete for and attract the best people. Our compensation structure is designed to reflect customer success, company performance, and both team and individual contributions. Once we hire someone, we focus on reducing the time it takes for them to become productive. Managers play a key role by providing consistent, timely, and clear feedback to help employees reach their full potential. We set high expectations that are intended to drive meaningful and competitive impact. To maintain our agility and responsiveness, we work to eliminate bureaucratic barriers that could slow our speed to market.
MiniMed Ways of Working
To achieve our mission, we align our team around six core ways of working:
•We are obsessed with customers in everything we do. We are obsessed with our customers including PWD and their caregivers, HCPs, and payors in everything we do. We always start from the customer and work backwards to simplify their experience. We work to minimize forces that reduce our ability to serve our customers efficiently. We advocate for the customer in all layers and details of the business. Their loyalty is our competitive advantage.
•We are a company of owners, and we take results personally. We manage for the short term and the long term. We optimize for the whole and not just our team. We prioritize efficiency and action, focusing on overcoming challenges to deliver results even in the face of challenges. We are resourceful and consistently seek opportunities to maximize impact while minimizing costs. We are a performance-driven team. We value and reward results.
•We attract, develop, and retain the best people. We seek out exceptional people. Our people believe in the culture of kaizen and that learning is never complete. We solve problems quickly to unlock obstacles that prevent people from doing their best work. Our leaders take seriously their responsibility to develop and coach the next generation.
•We insist on excellence. We strive for excellence and continuously raise the bar on quality of our products, services, and processes. Our leaders are both a telescope and a microscope, able to dive deep to solve problems, and no job is beneath us.
•We are courageous. We think big, start small, and move fast. We prioritize doing what is right, even when it is not the easiest or most popular choice. We have the confidence to speak up, to be transparent, to challenge ideas and decisions respectfully. Conflicts are addressed openly and debated deeply. We are “all in” and united once decisions are made. “One team” is our mantra, and team success trumps all.
•We let the best ideas win. Our people are confidently humble. We believe the best ideas should win regardless of where they come from. We actively seek and value diverse perspectives, both internally and externally, to foster innovation to better serve our customers.

We embrace the culture of kaizen and continuous improvement in our talent and succession processes, with a cadence of talent deep dives throughout the year, to foster talent movement and career development. Every leader is personally responsible for the development of their teams including the use of new tools and programs such as GenAI and DevSecOps and productivity tools. We provide an Employee Assistance Program for counseling, financial, and mental health support and we promote social connections and campus life through affinity groups and volunteer programs.
MiniMed Operating System
The way that we run the company is based on the MiniMed Ways of Working (leadership behaviors) and the MiniMed Operating System (MOS) which is our framework of tools, procedures and processes to get things done and achieve transformational results across every functional area of the company. In the short term, our MOS helps drive accountability, better decision-making, risk management, and consistent execution. In the long term, our goal is to build new capabilities to position us for scale and future growth.
Properties
Our principal executive office and main operational headquarters is in Northridge, California. We leverage several other facilities in conjunction with our former parent Medtronic through supply and transitional services arrangements.
Our principal properties are located in Northridge, California and Juncos, Puerto Rico. We have additional facilities, such as sales offices, around the world that support our operations.
Our Northridge, California facility is 508,000 square feet in total and primarily serves as our corporate headquarters, and as a manufacturing and research and development hub. We lease the underlying land and own the buildings on the land.
Our Juncos, Puerto Rico facility is 252,000 square feet in total and is primarily used as a manufacturing facility. We own the land and the buildings.
We believe we are currently maximizing available productive space to develop, manufacture, and market our products. Our facilities are well-maintained and can adequately meet our current needs and suitable additional or substitute space would be available if needed. In addition to these sites, we partner with third-party manufacturers for various contracted manufacturing services.
Seasonality
Our total revenues vary slightly from quarter to quarter. Based on historical experience, we generally have higher revenues toward calendar year end and lower sales in the first calendar months of the following year. The trend is primarily driven by annual insurance deductible resets and unfunded flexible spending account dynamics in the U.S. market, which is partially counteracted by lower pump sales as our competitors push for a strong end to their fiscal years, which align to calendar years. Sales of our single-use products such as infusion sets, reservoirs, and CGMs have generally mitigated quarterly seasonal fluctuations in pump sales.
Government Regulation and Product Approval Process
Our operations and products are subject to extensive regulation by numerous government agencies globally. Our business is global, and we are required to comply with the unique regulatory requirements of each country in which we market and sell our products; this makes our business subject to the risks and costs associated with such regulations. Our business is subject to the rules and regulations of the U.S. FDA, the EU MDR, and various other individual country regulatory bodies and agencies which can affect market access in an ever-changing regulatory environment. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-market surveillance of our products. Some jurisdictions mandate reporting of marketing expenditures, pricing disclosures, and payments to HCPs. Others require the registration of medical device sales representatives.

United States Regulations
In the United States, the Federal Food, Drug and Cosmetic Act and the U.S. FDA’s implementing regulations govern:
•product design and development;
•pre-clinical and clinical testing;
•establishment registration and product listing;
•product manufacturing;
•labeling and storage;
•pre-market clearance or approval;
•advertising and promotion;
•product sales and distribution;
•recalls and field safety corrective actions; and
•servicing and post-market surveillance.
Each medical device we seek to commercially distribute in the United States must first receive from the U.S. FDA 510(k) clearance through the pre-market notification process, approval of a pre-market approval (“PMA”) application, or de novo classification, unless the device is specifically exempted. Both the 510(k) clearance and PMA processes can be resource-intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.
The U.S. FDA classifies medical devices into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, pre-market notification, and adherence to QSR, which cover manufacturers’ methods and documentation of the design, testing, production, control quality assurance, labeling, packaging, sterilization, storage, and shipping of products. Class II devices are subject to special controls such as performance standards, post-market surveillance, U.S. FDA guidelines, or particularized labeling, as well as general controls.
We offer two types of systems for PWD requiring intensive insulin therapy: our AID systems, which include the MiniMed 780G System and its predecessors, and our Smart MDI systems, which include the InPen injector. Both types of systems consist of components that are regulated by the U.S. FDA.
Our MiniMed 780G insulin pump with either Simplera Sync or Guardian 4 CGM sensor and SmartGuard dosing algorithm technology is approved as a Class III automated insulin delivery system by the U.S. FDA through the PMA process. The U.S. FDA defines a Class III medical device as one that supports or sustains human life or is of substantial importance in preventing impairment of human health or presents a potential, unreasonable risk of illness or injury. In addition to the Class III approval for the MiniMed 780G system (MiniMed 780G insulin pump with either Simplera Sync or Guardian 4 CGM sensor and SmartGuard dosing algorithm) as an automated insulin delivery system, two components of the 780G system—the MiniMed 780G pump and SmartGuard dosing algorithm —were submitted and cleared by the U.S. FDA for additional indications as a Class II ACE pump and iACC, respectively. This Class II indication included interoperability with Class II CGMs, to facilitate integration with the Instinct sensor, which is a Class II CGM.
Our insulin reservoirs are Class II infusion pumps and have been approved by the U.S. FDA through the 510(k) process. The U.S. FDA defines a Class II infusion pump as a medical device that delivers fluids into a patient’s body in controlled amounts.

Our InPen injector is a Class II piston syringe and has received 510(k) clearance from the U.S. FDA. A Class II piston syringe is defined by the U.S. FDA as a medical device consisting of a calibrated hollow barrel and a movable plunger. At one end of the barrel, there is a nozzle for fitting the hub of a hypodermic single lumen needle. A piston syringe is used to inject fluids into, or withdraw fluids from, the body.
Our InPen app is a diabetes management tool that helps patients track insulin doses, calculate insulin doses using current glucose and carbohydrates and interact with their healthcare teams, which is classified by the U.S. FDA as a Class II Predictive Pulmonary-Function Value Calculator.
U.S. FDA Pre-Market Notification (510(k)) Process
To obtain 510(k) clearance, a manufacturer must submit a pre-market notification to the U.S. FDA demonstrating that the proposed device is substantially equivalent to a previously-cleared 510(k) device, is a device that was in commercial distribution before May 28, 1976 for which the U.S. FDA has not yet called for the submission of PMA applications, or is a device that has been reclassified from Class III to either Class II or I. In rare cases, Class III devices may be cleared through the 510(k) process. The U.S. FDA’s 510(k) clearance process usually takes from three to 12 months from the date the application is submitted and filed with the U.S. FDA, but may take significantly longer, particularly for a novel type of product. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the U.S. FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the U.S. FDA may request additional information, including clinical data, which may significantly prolong the review process.
If the U.S. FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the U.S. FDA determines that the device is not substantially equivalent to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo application is reviewed and approved, the device is given Class II status, and future devices from the company or a competitor may use the company’s de novo-classified device as a 510(k) predicate.
After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require a PMA. The U.S. FDA requires each manufacturer to make this determination initially, but the U.S. FDA may review any such decision and may disagree with a manufacturer’s determination. If the U.S. FDA disagrees with a manufacturer’s determination, the U.S. FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. Under these circumstances, the U.S. FDA may also subject a manufacturer to significant regulatory fines or other penalties.
Over the last several years, the U.S. FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult and costly for manufacturers to utilize the 510(k) clearance process for their products.
Pre-Market Approval Process
The second, more rigorous process, known as pre-market approval, requires us to independently demonstrate that a medical device is safe and effective for its intended use. This process is generally much more time-consuming and expensive than the 510(k) process. High-risk devices (Class III) require pre-market approval through this process, where the manufacturer must provide clinical data and other evidence to demonstrate that the device is safe and effective. This process is typically used for devices like pacemakers, stents, and other life-sustaining devices.
A PMA application must be backed by valid scientific evidence, typically consisting of extensive technical, pre-clinical, clinical, manufacturing, and labeling data to demonstrate the device’s safety and effectiveness to the U.S. FDA’s satisfaction. Additionally, the PMA submission must provide a comprehensive description of the device and its components, as well as a detailed account of the methods, facilities, and controls used in its manufacturing process, along with proposed labeling. Once the PMA application is submitted and deemed sufficiently complete, the U.S. FDA initiates a thorough review of the provided information. During this process, the U.S. FDA may request additional details or clarification of existing data. Furthermore, the agency may convene an external advisory panel of experts to assess and provide recommendations on the application. The U.S. FDA also typically conducts a pre-approval inspection of the manufacturing facility to verify compliance with QSR, which mandates adherence to design, testing, control, documentation, and other quality assurance procedures.
The U.S. FDA’s review of a PMA application generally spans between one and three years, though it can take significantly longer. Approval may be delayed, restricted, or denied for various reasons, including:
•the device failing to meet the U.S. FDA’s safety or effectiveness standards;
•insufficient data from pre-clinical studies or clinical trials to support approval;
•non-compliance of the manufacturing process or facilities with regulatory requirements; and
•new U.S. FDA policies or regulatory changes necessitating additional data.
If the U.S. FDA’s evaluation of a PMA application is favorable, it will issue either an approval letter or an approvable letter, the latter typically outlining conditions that must be satisfied before final approval is granted. Once these conditions are met to the U.S. FDA’s satisfaction, the agency will issue a PMA approval letter authorizing the device’s commercial marketing while imposing any necessary conditions or limitations. Conversely, if the U.S. FDA’s evaluation is unfavorable—whether due to deficiencies in the application or manufacturing process—it may deny approval outright or issue a not approvable letter. In some cases, the U.S. FDA may determine that additional testing or clinical trials are required, potentially delaying approval for several months or even years while further studies are conducted and new data is submitted as an amendment to the PMA.
The PMA process is often costly, uncertain, and time-consuming. Many devices submitted for U.S. FDA approval by other companies have failed to gain authorization for commercial marketing.
De Novo Classification Process
Devices of a new type that the U.S. FDA has not previously classified based on risk are automatically classified into Class III, regardless of the level of risk they pose. However, the U.S. FDA may authorize such novel devices that are low to moderate risk through the de novo classification process. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the U.S. FDA that the device was not substantially equivalent. A manufacturer may also request de novo classification directly without first submitting a 510(k) premarket notification to the U.S. FDA and receiving a not substantially equivalent determination. The U.S. FDA is required to classify the device within 120 days following receipt of the de novo application, although in practice, the U.S. FDA’s review may take significantly longer.
When the U.S. FDA grants a request for de novo classification, the device is granted marketing authorization and can serve as a predicate for future devices of that type through a 510(k) premarket notification.
Exempt Devices
If a manufacturer’s device falls into a generic category of Class I or Class II devices that the U.S. FDA has exempted by regulation, a pre-market notification is not required before marketing the device in the United States. Manufacturers of such devices are required to register their establishments and list their devices. Some 510(k)-exempt devices are also exempt from QSR requirements, except for QSR’s complaint handling and recordkeeping requirements. The MiniMed Mobile App and the CareLink Connect (CarePartner) Mobile App are Class II exempt devices.
Post-Market Regulation of Medical Devices
After a device is placed on the market, numerous regulatory requirements apply, including:
•establishment registration and device listing;

•QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during the development and manufacturing process;
•labeling regulations and prohibitions against the promotion of products for uncleared, unapproved, or “off-label” uses, and other requirements related to promotional activities;
•medical device reporting regulations, which require that manufacturers report to the U.S. FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
•corrections and product recall reporting regulations, which require that manufacturers report to the U.S. FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug and Cosmetic Act that may present a risk to health. In addition, the U.S. FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and
•post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and efficacy data for the device.
Failure to comply with applicable regulatory requirements can result in enforcement actions by the U.S. FDA and other regulatory agencies, which may include any of the following sanctions: untitled letters or warning letters; fines, injunctions, consent decrees, civil, or criminal penalties; recall or seizure of our current or future products; operating restrictions; partial suspension or total shutdown of production; refusal of or delay in granting 510(k) clearance or PMA of new products or modified products; rescinding previously granted 510(k) clearances or withdrawing previously granted PMAs; or refusal to grant import or export approval of our products.
We are subject to announced and unannounced inspections by the U.S. FDA, and these inspections may include the manufacturing facilities of our subcontractors. If, as a result of these inspections, the U.S. FDA determines that our equipment, facilities, laboratories, or processes do not comply with applicable U.S. FDA regulations and conditions of product approval, the U.S. FDA may seek civil, criminal, or administrative sanctions and/or remedies against us, including the suspension of our manufacturing operations. We have been subject to U.S. FDA inspections of our facilities on multiple occasions.
Our business is subject to advertisement and promotion regulation as well, which if deemed violated can result in fines, imprisonment, or orders forfeiting products, prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or conduct a product recall.
Other U.S. Healthcare Laws
Our current and future business operations are subject to other U.S. healthcare regulations and enforcement at the federal, state, and local levels. These regulations encompass various laws, including but not limited to federal and state anti-kickback statutes, fraud and abuse laws, false claims laws, healthcare professional payment transparency requirements, and various state licensing regulations.
The federal Anti-Kickback Statute (“AKS”) prohibits individuals and entities from knowingly and willfully offering, soliciting, receiving, or providing any form of remuneration—whether directly or indirectly, overtly or covertly, in cash or in kind—to induce referrals for medical services, or to encourage the purchase, lease, ordering, or recommendation of any item or service that is reimbursable under federal healthcare programs such as Medicare and Medicaid. While there are statutory exceptions and regulatory safe harbors that protect certain common business practices from prosecution, they are narrowly defined. Any practice that includes financial incentives aimed at influencing prescriptions, purchases, or recommendations may come under regulatory scrutiny if it does not fall within one of these protected categories. Failure to meet the criteria for an exception or safe harbor does not automatically render an arrangement illegal under the AKS; rather, the legality of the transaction is assessed on a case-by-case basis, taking all relevant circumstances into account. Some court interpretations of the statute suggest that if any purpose of a financial arrangement is to induce referrals for federally funded healthcare services, it constitutes a violation. Additionally, ignorance of the law or lack of intent to violate it does not exempt an individual or entity from liability. Penalties for violating the AKS include imprisonment, fines, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. In the past, the U.S. government has enforced the AKS to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians.
The False Claims Act (FCA) prohibits the submission of false or fraudulent claims for payment to the U.S. government. This law allows both government agencies and private individuals (“whistleblowers”) to bring legal actions against alleged violators. Because complaints are filed under seal, a company may not be aware of a claim against it until months or even years into the investigation. If the government joins the lawsuit and successfully recovers damages, or if the private plaintiff prevails without government intervention, the whistleblower is entitled to a portion of the settlement. The FCA has been a key tool in governmental investigations of life sciences companies, particularly in cases related to the promotion of products for unapproved uses and other sales and marketing practices. The government may also claim that any reimbursement request related to an AKS violation constitutes a false claim under the FCA, exposing companies to further penalties. Over the years, the FCA has led to multi-million and even multi-billion dollar settlements, including individual criminal convictions, and remains a primary focus of enforcement efforts in the healthcare industry.
The Civil Monetary Penalties Statute imposes financial penalties on individuals or entities found to have submitted claims to federal healthcare programs that they knew or should have known were false, fraudulent, or for services not provided as claimed. Additionally, many states have laws that closely mirror federal fraud and abuse statutes, and in some cases, they apply to transactions involving private insurers and third-party payors as well.
The Physician Payments Sunshine Act, a component of the Affordable Care Act, mandates that manufacturers of specific medical devices, drugs, and biologics report payments and other transfers of value made to physicians and teaching hospitals. These reporting requirements cover financial relationships with healthcare professionals, including consulting fees, travel, and ownership interests.
Under HIPAA, federal criminal statutes prohibit actions such as knowingly executing or attempting to execute a scheme to defraud a healthcare benefit program, whether it be a government-funded program or a private insurer. HIPAA also prohibits making false or fraudulent statements regarding the delivery of healthcare services or payments. HIPAA violations may result in civil and criminal penalties. The Health Information Technology for Economic and Clinical Health Act (or HITECH Act) expanded HIPAA by increasing civil and criminal penalties, extending liability to business associates handling protected health information, and granting state attorneys general the authority to bring lawsuits in federal court for HIPAA violations.
A majority of states require that DME providers be licensed in order to sell products in that state. Certain of these states require, among other things, that DME providers maintain an in-state location. In order to sell products through the pharmacy channel, we are also subject to certain state pharmacy licensing regulations. Failure to comply with a state’s pharmacy licensing requirements could temporarily prohibit us from selling our products in that state. Relationships with third-party vendors may provide access to those states where we cannot meet state requirements. In addition, we are subject to certain state laws regarding professional licensure with respect to our advanced diabetes clinical educators.
Anti-Corruption Matters
The U.S. FCPA, national anti-corruption laws of EU member states, and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials and other persons for the purpose of obtaining or retaining business and to ensure adequate internal controls, books, and records. Global enforcement of anti-corruption laws has increased in recent years, including investigations and enforcement proceedings leading to assessment of significant fines and penalties against companies and individuals. Our international operations create a risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents, or distributors. We maintain various controls aligned with legal requirements to prevent and prohibit improper practices, including policies, programs, and training for our employees and third-party intermediaries acting on our behalf. However, existing safeguards and any future improvements may not always be effective, and our employees, consultants, sales agents, or distributors may engage in conduct for which we could be held responsible. In addition, regulators could seek to hold us liable for conduct committed by companies in which we invest or that we acquire. Any alleged or actual violations of these regulations may subject us to government scrutiny, criminal or civil sanctions, and other liabilities, including exclusion from government contracting, and could disrupt our business, adversely affect our reputation and result in a material adverse effect on our business, results of operations, financial condition, and cash flows.
We have regular and ongoing interactions with governmental agencies, and our practice is to cooperate with such inquiries. In addition, from time to time, we may self-disclose potential concerns to governmental regulators. Like many in the medical device industry or with international operations, we may engage in periodic discussions with the SEC, U.S. Department of Justice, EU Member State authorities, and various authorities in China regarding certain activities. We are committed to regularly evaluating and, as appropriate, strengthening our anti-corruption compliance programs and practices. Any possible future determination that certain of our operations and activities, and/or those of our third-party distributors, are not in compliance with existing laws could result in the imposition of fines, penalties, and equitable remedies in the United States, EU, or other jurisdictions. We have not recorded an expense in connection with these matters because any potential loss is not currently probable and reasonably estimable. Additionally, we are unable to reasonably estimate the range of loss, if any, that may result from these matters.
International Regulations
International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. To market our products in other countries, we must obtain regulatory approvals and comply with safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for U.S. FDA clearance or approval, and the requirements may differ. The EU/EEA requires a CE conformity mark in order to market medical devices. The United Kingdom requires a separate clearance. Many other countries, such as Australia, India, New Zealand, Pakistan, and Sri Lanka, utilize CE or U.S. FDA clearance or approval as part of their local regulatory compliance, although others, such as China, Brazil, Canada, and Japan, require altogether separate regulatory filings. Loss or inability to gain regulatory licenses from an agency in one country may affect license considerations in another.
European Union
In the EU/EEA, our existing devices are required to comply with the Essential Requirements of the EU Medical Devices Directive 93/42/EEC (the “EU MDD”), while any new products placed in the EU/EEA must comply with the EU MDR. Compliance with these requirements entitles us to affix the CE Marking of conformity to our medical devices, without which they cannot be commercialized in the EU/EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE Marking of conformity, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification.
Conformity assessment is the process demonstrating whether the requirements of the EU MDR relating to a device have been fulfilled. A conformity assessment consists of an evaluation of general product safety and performance, technical documentation and records, clinical evaluation, and post-market surveillance activities and records. Except for low-risk medical devices (Class I), where the manufacturer can issue an EU Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements of the EU MDD (for existing products) or the EU MDR (for new products), a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EU/EEA to conduct conformity assessments through audit and examination of a manufacturer’s products and processes. The higher the risk class of the device, the greater the involvement of a Notified Body in the conformity assessment.
Pursuant to EU MDR Article 51, taking into account device intended purposes and inherent safety risk, devices are divided into the following classes: I, Is, Im, IIa, IIb, and III, with Class I being the lowest risk class and Class III being the highest risk class. Our business portfolio includes high-risk class products such as the Class II 780G insulin pump. As such, our business is subject to the highest level of scrutiny and all associated business risks.

After conformity assessment and market release of a product, our business is subject to post-market scrutiny throughout the life of our products. There is continued post-market clinical evaluation of our products through internal and external post-market surveillance of not only our products but also competitor products throughout the product lifecycle.
Further, the advertising and promotion of our products in the EU/EEA are subject to the laws of individual EU/EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EU/EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals. In some EU/EEA Member States, such as Italy, we are not allowed to sell our products directly to patients.
Failure to comply with EU Member State laws implementing the Medical Device Directive and, more recently, the EU Medical Device Regulation, the EU and EU Member State laws on the promotion of medicinal products, or other applicable regulatory requirements can result in enforcement action by the applicable EU Member State authorities. An enforcement action may result in any of the following: fines, imprisonment, orders forfeiting products or prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or conduct a product recall.
Other Global Markets
The regulatory review processes for medical devices and drugs varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. We have obtained the necessary approvals to sell our products in approximately 80 countries. If our business is found to be noncompliant with any applicable healthcare regulation, we could face severe consequences, including civil and criminal penalties, fines, damages, operational restrictions, exclusion from federal, state, and foreign healthcare programs, and even imprisonment.
Data Privacy and Security Laws
In the normal course of our business, we handle personal and/or sensitive data. As a result, we are subject to a wide range of data privacy and security regulations at the federal, state, local, and international levels. These obligations include various laws, regulations, guidance, and industry standards governing data privacy, security, and protection. Relevant regulations may include, but are not limited to, HIPAA, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Children’s Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the CCPA, the EU GDPR, the UK GDPR, the Personal Information Protection and Electronic Documents Act in Canada, the Privacy Act 1988 in Australia, the Personal Information Protection Law in China, the General Data Protection Law in Brazil, and the Act on the Protection of Personal Information in Japan.
HIPAA Privacy and Security Rules
The privacy and data security regulations under HIPAA, as amended, contain detailed requirements concerning the use, disclosure, security, storage, access, and transmission of individually identifiable health information. HIPAA-covered entities and business associates must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality, and availability of certain electronic health information received, maintained, or transmitted. In the event of a data breach, a HIPAA-covered entity must promptly notify affected individuals of the breach and report the breach to the federal government. In addition to federal enforcement, state attorneys general may bring civil actions on behalf of state residents for violations of HIPAA, obtain damages on behalf of state residents, and enjoin further violations.

U.S. State Data Privacy Laws
Several U.S. states have enacted or proposed their own data privacy laws—for example, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, and the CCPA. These laws illustrate the increasingly stringent U.S. regulatory landscape surrounding personal data processing, which may expand our compliance responsibilities and increase our potential exposure for noncompliance. For instance, the CCPA applies to personal information of consumers, business representatives, and employees who are California residents and imposes specific obligations on covered businesses. These include requirements to provide detailed disclosures regarding the collection, use, and sharing of personal data, as well as to respond to consumer requests relating to the access to, deletion of, and sharing of personal information collected by covered businesses, and a consumer’s right to opt out of certain sales of their personal information. The CCPA also includes enforcement mechanisms, such as civil penalties for violations and a private right of action for certain data breaches, which can result in statutory damages.
As U.S. data privacy legislation continues to evolve, we are, or may become, subject to various federal and state consumer protection laws that require us to publish clear, accurate, and transparent statements regarding how we collect, use, disclose, and otherwise process personal data, as well as the choices individuals have regarding their information.
The General Data Protection Regulation (GDPR)
The collection and use of personal data (including health data) in the European Economic Area (EEA) are governed by the EU GDPR and national implementing legislation in EEA Member States. The EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The EU GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, special provisions for “special categories of personal data” including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), “privacy by design” requirements, and direct obligations on service providers acting as processors. The EU GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. Failure to comply with the requirements of the EU GDPR and the related national data protection laws of the EEA Member States may result in fines up to 20 million euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the EU GDPR affords various data protection rights to individuals (i.e., the right to erasure of personal data) in certain circumstances, and the ability for data subjects to claim material and non-material damages resulting from infringements of the EU GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the EU GDPR will require significant time, resources, and expense, and we may be required to put in place additional mechanisms ensuring compliance with evolving data protection rules.
AI Regulation
As a result of the release and availability of AI technologies, including generative AI platforms, we have seen a global trend toward more comprehensive and refined regulation of AI that will impact our business, such as the EU AI Act, that are designed to ensure the ethical use, security, and privacy of AI and create standards for transparency, accountability, and fairness. Obligations imposed by the EU AI Act and similar regimes may lead to regulatory fines or penalties, require us to change our business practices, retain our AI technologies, or prevent or limit our use of AI technologies.
Environmental, Health, and Safety and Sustainability Laws and Regulations
We are subject to EHS and sustainability laws and regulations concerning, among other things: the generation, handling, transportation, storage, and disposal of hazardous substances or wastes; human health and safety; the remediation of hazardous substances or materials; emissions or discharges into the land, air, or water; and climate change. We are further subject to numerous laws and regulations concerning, among other things, chemical constituents in medical products and end-of-life disposal and take-back programs for medical devices. Our operations and those of certain of our third-party suppliers involve the use of substances subject to these laws and regulations. In addition, many regulatory agencies in the United States and internationally are imposing new and evolving regulatory requirements on the safe use of certain chemicals. See “Risk Factors—Legal and Regulatory Risks—We are subject to EHS laws and regulations and the risk of environmental liabilities, violations, and litigation.” New laws and regulations, violations of these laws and regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require us to incur costs, become the basis for new or increased liabilities, fines or sanctions, or other risks, or, in extraordinary situations, result in the shutdown of facilities.
Legal Proceedings
We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. For example, we are currently subject to ongoing and threatened lawsuits in the United States and Canada with respect to alleged personal injuries, including deaths, caused by our Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. Please refer to Note 14, “Commitments and Contingencies,” to the audited annual combined financial statements and Note 13, “Commitments and Contingencies,” to the unaudited condensed combined financial statements included elsewhere in this prospectus.

MANAGEMENT
Executive Officers
The following table sets forth the name, age, and position of the individuals who are expected to serve as our executive officers upon completion of this offering, followed by a biography of each executive officer.

Name	Age	Position
Que Dallara	52	Chief Executive Officer and Director Nominee
Chad Spooner	54	Executive Vice President & Chief Financial Officer
Ali Dianaty	51	Executive Vice President, Chief Product & Technology Officer
Courtney Nelson Wills	50	Senior Vice President, General Counsel
Gillian Chandrasena	52	Senior Vice President, Chief Human Resources Officer
Que Dallara will serve as Chief Executive Officer and Director of the Company. Ms. Dallara currently serves as Executive Vice President and President of the Diabetes Operating Unit at Medtronic. Prior to joining Medtronic in 2022, Ms. Dallara served as President and Chief Executive Officer of Honeywell Connected Enterprise and, prior to that, as Senior Vice President and Chief Commercial Officer of Honeywell. Before joining Honeywell in 2017, Ms. Dallara worked at TE Connectivity, Microsoft, itv|world, Telstra Corporation, and McKinsey & Company. Ms. Dallara holds a BSc. in Applied Mathematics (Honours Class 1) and BCom from the University of New South Wales and an MBA from INSEAD in France.
Ms. Dallara’s qualifications to serve on the Board include her deep understanding of the diabetes industry, extensive operational and strategic leadership experience, and strong track record of success leading the Diabetes Operating Unit at Medtronic.
Chad Spooner will serve as Executive Vice President & Chief Financial Officer of the Company. Prior to joining the Company in July 2025, Mr. Spooner served as Chief Financial Officer of Société Bic S.A. (“BIC”). Prior to joining BIC in 2020, Mr. Spooner served as Chief Financial Officer of Wolser Holdings, Inc. (d/b/a Slingshot Health) and Chief Financial Officer of Raffaela Apparel Group, and held various leadership positions at General Electric as well as a senior finance role at GE Energy. Mr. Spooner also co-founded and held senior operational finance roles at Tenex Capital Management. Mr. Spooner holds a B.S. from the Massachusetts Institute of Technology.
Ali Dianaty will serve as Executive Vice President, Chief Product & Technology Officer of the Company. Mr. Dianaty currently serves as Senior Vice President of Product Innovation and Operations of the Diabetes Operating Unit at Medtronic. Prior to joining Medtronic in 2016, Mr. Dianaty worked at St. Jude Medical and The Boeing Company. Mr. Dianaty holds a B.S. and an M.Sc. from California State University, Northridge, and an MBA from the UCLA Anderson School of Management.
Courtney Nelson Wills will serve as Senior Vice President, General Counsel of the Company. Ms. Nelson Wills currently serves as Vice President, General Counsel of the Diabetes Operating Unit at Medtronic. Prior to her current role, Ms. Nelson Wills served in various leadership positions in Medtronic, including Chief Corporate Governance & Securities Counsel, Assistant Corporate Secretary, General Counsel of Medtronic’s Global Regions Legal team, Chief Counsel for Medtronic’s Neuroscience Portfolio, Vice President and Chief IP Counsel, and Vice President, Chief Legal Counsel for Diabetes. Prior to joining Medtronic in 2009, Ms. Nelson Wills worked as a patent litigation attorney at Fish & Richardson P.C. and served as a law clerk for the Chief Judge of the U.S. Court of Appeals for the Eighth Circuit. Ms. Nelson Wills holds a B.S. in Chemical Engineering from the University of Minnesota’s Institute of Technology and a J.D. from University of Minnesota Law School.
Gillian Chandrasena will serve as Senior Vice President, Chief Human Resources Officer of the Company. Ms. Chandrasena currently serves as Vice President, Human Resources of the Diabetes Operating Unit at Medtronic. Prior to joining Medtronic in February 2025, Ms. Chandrasena served as Chief People Officer at Reliance Worldwide Corporation from March 2022 until February 2025 and, prior to that, held various leadership positions at

Honeywell from June 2018 until March 2022, Brambles Limited, and Centrica. Ms. Chandrasena holds a B.A. and an MBA from De Montfort University, a post-graduate diploma in Human Resources from Thames Valley University, and a coaching certification from The Coaches Institute.
Directors
The following table will set forth the name, age, and position of the individuals who are expected to serve as our directors upon completion of this offering, followed by a biography of each director.

Name	Age	Position
Kevin E. Lofton	71	Chair and Director Nominee
Que Dallara	52	Director Nominee
Glenn Eisenberg	64	Director Nominee
D. Keith Grossman	65	Director Nominee
Robert (Bob) A. Hopkins	58	Director Nominee
Laura Mauri	56	Director Nominee
Brett A. Wall	60	Director Nominee
Matthew (Matt) R. Walter	47	Director Nominee
Timothy (Tim) A. Wicks	60	Director Nominee
Kevin E. Lofton will serve as Chair of the Company. Mr. Lofton currently serves as a Director of Medtronic since August 2020. In addition, Mr. Lofton is a Life Fellow of the American College of Healthcare Executives. Mr. Lofton served as Chief Executive Officer of CommonSpirit Health from 2019, following the merger between Catholic Health Initiatives (CHI) and Dignity Health, until his retirement in 2020. Prior to the merger, Mr. Lofton served as Chief Executive Officer of CHI for 16 years. Before CHI, Mr. Lofton served in various leadership positions in healthcare organizations, including Chief Executive Officer of UAB Hospital, Chief Executive Officer of Howard University Hospital, and Executive Vice President and Chief Operating Officer of UF Health Jacksonville. Mr. Lofton has previously served on the boards of Gilead Sciences, Inc., where he was the Lead Independent Director, and Rite Aid Corporation. He also served as Chair of the board of the American Hospital Association, one of the largest healthcare trade associations in the country. Mr. Lofton holds a B.S. from Boston University and an MHA from Georgia State University.
Mr. Lofton’s qualifications to serve on the Board include his nationally recognized status in healthcare administration and over 40 years of executive experience in the healthcare industry as a senior level executive in hospital administration. His long and broad experience leading healthcare provider organizations and his ability to successfully navigate evolving commercial, regulatory, and public policy changes over time will provide the Board with valuable perspective and insights.
The biography of Que Dallara is set forth under the section entitled “—Executive Officers.”
Glenn Eisenberg will serve as a Director of the Company. Mr. Eisenberg currently serves as a Senior Advisor at Labcorp and at Rhône Group, a position he has held since April 2025. Mr. Eisenberg previously served as Executive Vice President and Chief Financial Officer of Labcorp from 2014 until 2024 and Executive Vice President and Special Advisor to the CEO until his retirement in 2025. Prior to joining Labcorp, Mr. Eisenberg served in various leadership positions, including Executive Vice President, Finance and Administration & Chief Financial Officer of The Timken Company and President and Chief Operating Officer of the United Dominion Industries. Mr. Eisenberg currently serves on the boards of directors of Solventum Corporation and Lumexa Imaging, Inc. Mr. Eisenberg has also served on the boards of directors of Family Dollar Stores, Inc., Perspecta Inc., US Ecology, Inc., and Alpha Natural Resources, Inc. Mr. Eisenberg holds a B.A. from Tulane University and an MBA from Georgia State University.
Mr. Eisenberg’s long history as a public company executive will provide the Board with significant operational and financial expertise. Mr. Eisenberg also brings to the Board strong audit committee expertise and valuable experience in portfolio optimization.

D. Keith Grossman will serve as a Director of the Company. Mr. Grossman currently serves as the Lead Independent Director at Outset Medical, Inc., a position he has held since April 2014, and the Vice Chairman of Alcon, Inc. since April 2019. Mr. Grossman served as Chair of Nevro, Inc. from 2019, serving in a non-executive capacity from 2023 until Nevro’s acquisition in 2025. Mr. Grossman also served as Chief Executive Officer and President of Nevro from 2019 until 2023, and as Executive Chair of Nevro from April 2023 to October 2023. Prior to joining Nevro, Mr. Grossman served as President and Chief Executive Officer of Thoratec Corporation, Chief Executive Officer, President, and director of Conceptus, Inc., and Managing Director of TPG Biotech. Mr. Grossman has also served on the boards of directors of ViewRay, Inc., Intuitive Surgical, Kyphon, Inc., and Zeltiq Aesthetics, Inc. Mr. Grossman holds a B.S. from The Ohio State University and an MBA from the Pepperdine Graziadio Business School.
Mr. Grossman’s qualifications to serve on the Board include nearly 40 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held medical device and technology companies. Mr. Grossman brings to the Board his executive and board leadership experience, as well as operational and strategic planning expertise in the healthcare industry. Mr. Grossman’s variety of experiences, including in private equity, public and private company boards, and public company executive roles, will make him a valuable member of the Board.
Bob Hopkins will serve as a Director of the Company. Mr. Hopkins currently serves as Senior Vice President and Head of Global Strategy of Medtronic. Prior to joining Medtronic in 2021, Mr. Hopkins served as Managing Director and Senior Equity Research Analyst at BofA Securities, Inc. (f/k/a Bank of America Merrill Lynch), where he covered the medical technology industry beginning in July 2008. He also has held various leadership positions at Lehman Brothers Holdings Inc. and Donaldson, Lufkin & Jenrette. Mr. Hopkins holds a B.A. from Trinity College—Hartford and an MBA from Columbia Business School.
Mr. Hopkin’s nearly 30-year career in finance and equity research, his specific expertise in the medical technology industry, as well as his strategic leadership experience at Medtronic will make him a valuable member of the Board.
Laura Mauri will serve as a Director of the Company. Dr. Mauri currently serves as Senior Vice President, Chief Scientific and Medical Officer of Medtronic and is a member of the Medtronic Executive Committee. Dr. Mauri also serves on the board of directors of the MDIC and has held advisory roles with the U.S. FDA, the NIH, the CMS, and the National Academy of Medicine. Prior to joining Medtronic in 2018, Dr. Mauri spent 15 years as an interventional cardiologist at Brigham and Women’s Hospital and served as Professor of Medicine at Harvard Medical School. Dr. Mauri holds an A.B. from Harvard College, an M.Sc. from Harvard School of Public Health, and an M.D. from Harvard Medical School.
Dr. Mauri’s qualifications to serve on the Board include her distinguished career as an interventional cardiologist and internationally recognized clinical investigator, in addition to eight years of experience leading Medtronic’s scientific, medical, clinical research, and regulatory affairs functions. Dr. Mauri’s record of academic and executive leadership, in addition to her medical and scientific expertise, will make her a valuable member of the Board.
Brett Wall will serve as a Director of the Company. Mr. Wall currently serves as Executive Vice President and President of Medtronic’s Neuroscience Portfolio and is a member of the Medtronic Executive Committee. Prior to joining Medtronic in 2015, Mr. Wall served as President, Neurovascular and International and Senior Vice President and President of Neurovascular at Covidien, Senior Vice President and President, International of ev3, Inc., and Director of Marketing, Cardiovascular, Asia Pacific and Marketing Manager, Japan of Boston Scientific Corporation. Mr. Wall holds a B.S. from the University of Nebraska at Kearney.
Mr. Wall’s qualifications to serve on the Board include his extensive leadership experience in the medical technology industry, including his current role overseeing five operating units at Medtronic. Mr. Wall’s proven commercial management and business strategy expertise will make him a valuable addition to the Board.
Matt Walter will serve as a Director of the Company. Mr. Walter currently serves as Senior Vice President, Human Resources and Global Communication & Corp Marketing and Chief Human Resources Officer of

Medtronic, a position he has held since 2023, and is a member of the Medtronic Executive Committee. Prior to his current role, Mr. Walter spent nine years with Medtronic in a variety of HR leadership roles since June 2014. He most recently served as HR VP, Global Operations & Supply Chain, where he was responsible for HR strategies supporting roughly half of the company’s global workforce. Earlier in his tenure, he held business partner roles in Medtronic’s Restorative Therapies Group, Coronary, Structural Heart, and Diabetes business, and spent time in its Global Talent & Leadership Development Center of Expertise. Before joining Medtronic, Mr. Walter was Senior Director of Talent Management at Best Buy Co., Inc. Prior to that, he held a number of leadership roles at Bank of America. Mr. Walter earned a B.A. in Psychology from Saint Francis University and a Ph.D. in Industrial and Organizational Psychology from Colorado State University.
Mr. Walter’s qualifications to serve on the Board include his experience in talent and human capital management, including over ten years serving in leadership capacities at Medtronic. Mr. Walter will provide the Board with valuable insight into the Company’s talent, culture, and organization strategies.
Tim Wicks will serve as a Director of the Company. Mr. Wicks currently serves as a director on the board of directors of BrightSpring Health Services, a position he has held since April 2024, and Advisor to KKR & Co. Inc.’s healthcare practice since June 2024. From 2002 until his retirement in 2021, Mr. Wicks served in various executive leadership roles at UnitedHealthcare and Optum, divisions of UnitedHealth Group, including executive oversight for Optum Financial Services, Executive Vice President of Supply Chain, Chief Executive Officer and President of OptumRx, and Chief Financial Officer of Optum. Mr. Wicks also served as Chief Financial Officer and then President and Chief Operating Officer of Yellow Corporation and President of Great Northern Capital. Mr. Wicks has also served on the boards of directors of Precision Castparts Corp., Aerojet Rocketdyne, and Pear Therapeutics. Mr. Wicks holds a B.A. from the University of Chicago and an MBA from Harvard University’s Graduate School of Business.
Mr. Wicks’ qualifications to serve on the Board include his financial, executive, and business relations experience in the healthcare industry. Mr. Wicks’ experience leading significant growth initiatives and strategic acquisitions at Optum, in addition to his board, audit committee, and compensation committee experience, will make him a valuable addition to the Board.
Composition of the Board of Directors; Classes of Directors
Our business and affairs are managed under the direction of the Board. Our amended and restated certificate of incorporation will provide that the number of directors will be fixed from time to time by the Board. Effective prior to the completion of this offering, the Board will consist of 9 directors.
The Board is divided into three classes, denominated as class I, class II, and class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of our stockholders beginning in 2026, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. D. Keith Grossman, Kevin Lofton, and Tim Wicks will serve as class I directors whose terms expire at the 2026 annual meeting of stockholders. Laura Mauri, Brett Wall, and Matt Walter will serve as class II directors whose terms expire at the 2027 annual meeting of stockholders. Que Dallara, Glenn Eisenberg, and Bob Hopkins will serve as class III directors whose terms expire at the 2028 annual meeting of stockholders.
Director Independence
The Board has undertaken a review of the independence of each of our directors. Based on information provided by our directors concerning their background, employment, and affiliations, the Board has determined that Kevin Lofton, Glenn Eisenberg, D. Keith Grossman, and Tim Wicks qualify as “independent” under the rules of Nasdaq. In assessing the independence of each of our directors, the Board considered the relationships that each director has with us and with Medtronic as well as all other facts and circumstances that the Board deemed relevant to assess the independence of each of our directors.
The Board will assess, at least annually, the independence of each of our directors and make a determination as to which of our directors are independent.

Controlled Company Exemption
Upon completion of this offering, Medtronic will own 90.03% of the voting power of our shares of common stock eligible to vote in the election of our directors (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq and, therefore, will qualify for exemptions from certain corporate governance requirements of Nasdaq. Accordingly, we will not be required to have a majority of “independent directors” on the Board as defined under the rules of Nasdaq and we will not be required to have a compensation committee or a nominating and corporate governance committee, in each case composed entirely of independent directors.
We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq which exempts us from the requirements that we have a majority of “independent directors” on the Board as defined under the rules of Nasdaq and a compensation committee and nominating and corporate governance committee composed entirely of independent directors.
The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the applicable requirements of the Exchange Act and Nasdaq, which require that the Audit Committee be composed of (1) at least one independent director upon the listing of our common stock, (2) a majority of independent directors within 90 days of listing, and (3) exclusively independent directors within one year of listing. Upon the completion of this offering, the Audit Committee will be composed entirely of independent directors. See “—Committees of the Board of Directors—Audit Committee.”
Upon completion of the Divestment, if pursued, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of Nasdaq. In the event that we cease to be a “controlled company,” to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of Nasdaq within the applicable transition periods specified in the rules of Nasdaq.
Meetings of the Board of Directors
Our Corporate Governance Guidelines will provide that our directors are expected to attend Board meetings and meetings of the Board committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Our Corporate Governance Guidelines will also provide that our independent directors will meet in regular executive sessions without any non-independent directors or members of management present.
Committees of the Board of Directors
Effective prior to the completion of this offering, the Board will have the following standing committees: (1) the Audit Committee, (2) the Compensation and Talent Committee, and (3) the Nominating and Corporate Governance Committee. The Board will adopt a written charter for each committee and these charters will be available on our website at www.minimed.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock.
Audit Committee
The initial members of the Audit Committee will be Glenn Eisenberg, D. Keith Grossman, and Tim Wicks, and Glenn Eisenberg will serve as Chair of the Audit Committee. The Board has determined that each of Glenn Eisenberg, D. Keith Grossman, and Tim Wicks is an “audit committee financial expert” as defined under the rules of the SEC. In addition, the Board has determined that each of the members of the Audit Committee is independent under the rules of Nasdaq and under Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee are expected to include:
•reviewing the adequacy and effectiveness of our internal control over financial reporting, including information technology and security systems related to internal controls, and disclosure controls and procedures;
•undertaking the appointment, compensation, retention, and oversight of our external independent registered public accounting firm, which reports directly to the Audit Committee;
•overseeing the independence, qualifications, and performance of the independent registered public accounting firm and the performance of our internal auditors;
•considering, at least annually, the independence of the independent registered public accounting firm;
•pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm and establishing policies and procedures for the engagement of the independent registered public accounting firm to provide auditing and permitted non-audit services;
•reviewing, at least annually, a report by the independent registered public accounting firm describing its internal quality-control procedures and any material issues raised by the most recent internal quality-control review and any recent investigations by regulatory or professional agencies, and any steps taken to deal with any such issues, and all relationships between us and the independent registered public accounting firm;
•reviewing the experience and qualifications of the lead partner of the independent registered public accounting firm each year and considering whether there should be rotation of the lead partner or the independent auditor itself;
•establishing clear policies for hiring current and former employees of the independent registered public accounting firm;
•overseeing our compliance with applicable legal and regulatory requirements;
•advising the Board with regard to our policies and procedures regarding compliance with laws and regulations;
•reviewing with the General Counsel and independent registered public accounting firm: legal matters that may have a material impact on the financial statements; any fraud involving management or other employees who have a significant role in our internal controls; compliance policies; and any material reports or inquiries received that raise material issues regarding our financial statements and accounting or compliance policies;
•reviewing annual audited financial statements with management and our independent registered public accounting firm and recommending to the Board whether the financial statements should be included in our Annual Report on Form 10-K;
•reviewing and discussing with management and our independent registered public accounting firm quarterly financial statements;
•reviewing major issues and changes to our accounting and auditing principles and practices, including analyses of the effects of non-GAAP financial measures, regulatory and accounting initiatives, and off-balance sheet structures on our financial statements;
•discussing policies with respect to risk assessment and risk management, including risks affecting our financial statements, operations, business continuity, and reputation and the reliability and security of our information technology and security systems (including cybersecurity), and the steps management has undertaken to monitor and control such exposures;
•preparing the report of the Audit Committee as required by the rules and regulations of the Exchange Act;
•meeting with the independent registered public accounting firm prior to the audit to review the scope and planning of the audit;
•reviewing the results of the annual audit examination;
•reviewing with the independent registered public accounting firm its evaluation of our identification of, accounting for, and disclosure of related party transactions;
•reviewing with the independent registered public accounting firm the performance of our internal audit function and the results of any significant internal audits;
•overseeing the appointment and performance assessment of the head of the internal audit function;
•reviewing reports from management regarding compliance processes relating to our Code of Conduct and related policies;
•establishing procedures concerning the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and
•meeting privately in separate sessions periodically with management, internal auditors, and the independent registered public accounting firm.
The Audit Committee may form and delegate authority to subcommittees as it deems appropriate. The Audit Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Compensation and Talent Committee
The initial members of the Compensation and Talent Committee will be Kevin Lofton, Laura Mauri, Matt Walter, and Tim Wicks, and Tim Wicks will serve as Chair of the Compensation and Talent Committee. The Board has determined that each of Kevin Lofton and Tim Wicks is independent under the rules of Nasdaq and under Rule 10C-1 under the Exchange Act. In addition, we expect that each of the members of the Compensation and Talent Committee will qualify as “non-employee directors” under Rule 16b-3 under the Exchange Act. We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.
The responsibilities of the Compensation and Talent Committee are expected to include:
•periodically reviewing our executive compensation philosophy and significant other compensation programs;
•providing oversight and recommending company-wide incentive compensation and equity-based compensation programs;
•annually reviewing compensation programs of senior management, defined as any person who meets the definition of “officer” under Section 16 of the Exchange Act;
•annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and all other senior management;
•annually determining and approving the total compensation of the Chief Executive Officer, based on its own evaluation of performance in light of the goals and objectives;

•annually conducting a talent review and approving the total compensation of all other senior management;
•reviewing and approving stock and other long-term incentive awards;
•reviewing and administering our Clawback Policy;
•periodically reviewing severance arrangements for senior management and recommending changes to the Board as needed;
•reviewing and discussing with management the Compensation Discussion and Analysis required by the rules of the SEC and recommending to the Board the inclusion of the Compensation Discussion and Analysis in our annual proxy statement;
•assisting the Board in reviewing results of any stockholder advisory votes on executive compensation, responding to other stockholder communications that relate to the compensation of executive officers, and reviewing and recommending to the Board for approval the frequency with which we will conduct stockholder advisory votes;
•preparing the Compensation and Talent Committee’s report to be included in our annual proxy statement; and
•assessing risk relating to our compensation policies and practices.
The Compensation and Talent Committee may form and delegate authority to subcommittees as it deems appropriate. The Compensation and Talent Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Nominating and Corporate Governance Committee
The initial members of the Nominating and Corporate Governance Committee will be D. Keith Grossman, Bob Hopkins, Kevin Lofton, and Brett Wall, and Kevin Lofton will serve as Chair of the Nominating and Corporate Governance Committee. The Board has determined that each of D. Keith Grossman and Kevin Lofton is independent under the rules of Nasdaq. We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.
The responsibilities of the Nominating and Corporate Governance Committee are expected to include:
•formulating our policies and procedures for identifying a pool of qualified director candidates and for evaluating and recommending candidates to the Board for nomination for election as directors;
•implementing the Nominating and Corporate Governance Committee’s policies to identify, evaluate, and recommend to the Board individuals for the Board to nominate for election as directors;
•reviewing and making recommendations to the Board regarding whether members of the Board should stand for re-election;
•providing advice to the Board regarding director compensation and benefits;
•considering matters relating to the retirement of a director;
•considering any resignation offered by a director;
•coordinating and overseeing the annual evaluation process for the Board and its committees;
•recommending to the Board directors to serve as members of each committee and recommending any changes to the Board or standing committees that the Committee believes desirable;

•reviewing, in accordance with our related party transaction policies and procedures, transactions and relationships with related parties that are required to be approved or ratified thereunder;
•reviewing our related party transaction policies and procedures on a periodic basis and recommending changes to the Board;
•monitoring emerging corporate governance trends and overseeing and evaluating our corporate governance policies and programs to align with market best practices;
•reviewing our Corporate Governance Guidelines at least annually and recommending changes to the Board to align with market best practices;
•reviewing stockholder proposals and recommending to the Board proposed Company responses to such proposals;
•reviewing the independence standards under the corporate governance standards of Nasdaq and providing at least annually to the Board the Committee’s assessment of which directors should be deemed independent directors;
•reviewing at least annually the requirements for designation as an audit committee “financially sophisticated” member and “financial expert” under the applicable rules of Nasdaq and the SEC and determining which directors are “financially sophisticated” members and “financial experts”;
•monitoring compliance by our non-executive directors, Chief Executive Officer, and certain other members of senior management with our stock ownership guidelines;
•overseeing and reviewing on a periodic basis the continuing education program for directors and the orientation program for new directors;
•reviewing our corporate political contributions in accordance with our political contribution guidelines; and
•reviewing our actions and governance policies relating to the impact of our business operations on employees, citizens, communities, and the environment.
The Nominating and Corporate Governance Committee may form and delegate authority to subcommittees as it deems appropriate. The Nominating and Corporate Governance Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Compensation Committee Interlocks and Insider Participation
During fiscal year 2025, we were not a standalone company, and we did not have a compensation committee or any other committee serving a similar function. Decisions with respect to the compensation for that fiscal year of the individuals who will serve as our executive officers upon completion of this offering were made by Medtronic, as described in the section of this prospectus entitled “Executive and Director Compensation.”
Corporate Governance Guidelines
The Board will adopt Corporate Governance Guidelines describing our corporate governance practices, policies, and framework. The Corporate Governance Guidelines will be published on our website at www.minimed.com. These materials will be available in print to any stockholder upon request. From time to time, the Board will review and update these documents as it deems necessary and appropriate to keep abreast of governance regulations.
Board of Directors Oversight of Risk Management
The Board, in exercising its overall responsibility to oversee the management of the business, will consider risks when reviewing our strategic plan, financial results, merger and acquisition-related activities, legal and regulatory matters, and our public filings with the SEC. The Board’s oversight of risk management will include full and open communications with management to review the adequacy and functionality of the risk management processes used by management.
Code of Conduct
All our employees, including the Chief Executive Officer and other senior management, will be required to comply with a Code of Conduct to help ensure that our business is conducted in accordance with the highest standards of ethical behavior. The Code of Conduct will cover all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property, and confidential information, as well as requiring strict adherence to all laws and regulations applicable to our business. Employees will be required to bring any violations and suspected violations of the Code of Conduct to our attention through management or legal counsel or by using our confidential compliance line. In addition, the Code of Ethics for Senior Financial Officers will provide specific policies applicable to the Chief Executive Officer, Chief Financial Officer, and other senior financial officers designated from time to time by the Chief Financial Officer.
These policies relate to internal controls, the public disclosures of our violations of the securities or other laws, rules or regulations, and conflicts of interest. The members of the Board will be subject to a Code of Business Conduct and Ethics relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations, and promotion of ethical behavior.
Our codes of conduct will be published on our website at www.minimed.com and will be available in print to any stockholder who requests them. We intend to disclose future amendments to, or waivers for directors and executive officers of, the codes of conduct on our website promptly following the date of such amendment or waiver, to the extent required by applicable rules and regulations.

EXECUTIVE AND DIRECTOR COMPENSATION
Director Compensation Matters
Director Compensation
The Medtronic Nominating and Corporate Governance Committee has approved an initial compensation program for our non-employee directors, consisting of an:
•annual cash retainer for each non-employee director of $70,000;
•annual grant of restricted stock units for each non-employee director with a grant date target value of $250,000;
•additional annual cash retainer for the members of the Audit, Compensation and Talent, and Nominating and Corporate Governance Committees of $12,500, $10,000, and $7,500, respectively;
•additional annual cash retainer for the chairs of the Audit, Compensation and Talent, and Nominating and Corporate Governance Committees of $25,000, $20,000, and $15,000, respectively which is inclusive of the committee member retainer; and
•additional annual cash retainer for the non-executive chair of the Board of $70,000.
Cash retainers will be paid in arrears in quarterly installments.
Restricted stock units will generally be granted on the date of our annual shareholder meetings and will vest on the one-year anniversary of the grant date.
Additionally, each non-employee director as of this offering will receive an additional restricted stock unit award upon the completion of this offering with a grant date target value of $500,000 (in the case of the Chairman of the Board) or $250,000 (in the case of all other non-employee directors), each subject to time-based vesting over a one-year period, in recognition of each non-employee director’s contributions prior to this offering.
Directors who are also employees will not receive any additional compensation for their service as directors.
Compensation Discussion and Analysis
Introduction
As discussed above, we are currently part of Medtronic and our Compensation and Talent Committee has not yet been formed. Decisions about our executive compensation and benefits to date have been made by the Medtronic Compensation and Talent Committee and Medtronic’s senior management. Accordingly, this discussion focuses on Medtronic’s compensation and benefit programs and decisions for fiscal year 2025. Following the completion of this offering, we expect that our Compensation and Talent Committee will review our executive compensation and benefit programs on a periodic basis and determine the appropriate compensation and benefits for our executives, and accordingly our executive compensation and benefits programs following the completion this offering may not be the same as those discussed below. See “—Future Compensation Programs—Post-Offering Compensation.”
For purposes of this discussion, the following individuals are our “Named Executive Officers” or “NEOs”:
•Que Dallara, who currently serves as Executive Vice President and President for the Diabetes Operating Unit of Medtronic and who is expected to serve as our Chief Executive Officer;
•Chad Spooner, who currently serves as Senior Vice President, Chief Financial Officer for the Diabetes Operating Unit of Medtronic and who is expected to serve as our Executive Vice President & Chief Financial Officer;

•Ali Dianaty, who currently serves as Senior Vice President, Product Innovation and Operations for the Diabetes Operating Unit of Medtronic and who is expected to serve as our Executive Vice President, Chief Product & Technology Officer;
•Courtney Nelson Wills, who currently serves as Vice President, General Counsel for the Diabetes Operating Unit of Medtronic and who is expected to serve as our Senior Vice President, General Counsel; and
•Gillian Chandrasena, who currently serves as Vice President, Human Resources for the Diabetes Operating Unit of Medtronic and who is expected to serve as our Senior Vice President, Chief Human Resources Officer.
Chad Spooner was not employed by Medtronic during fiscal year 2025. Accordingly, his individual compensation information is not included in this Compensation Discussion and Analysis.
Executive Compensation Philosophy
Medtronic’s compensation programs are designed with the intent of aligning the interests of its executives with those of shareholders. Medtronic’s programs are market-competitive to ensure it attracts, retains, and engages highly talented executives with compensation packages established pursuant to the following principles:
•Market-Competitive: Medtronic benchmarks and assesses its program annually to ensure market-competitive target total direct compensation consisting of base salary, target annual cash incentive and long-term incentives. The benchmarking process ensures that each element of target total direct compensation is within a market competitive range.
•Shareholder Value Alignment: Medtronic aligns incentive programs with shareholder value creation by using annual and three-year performance measures that drive shareholder value. Incentive goals come directly from Medtronic’s board-approved annual operating plan and Medtronic’s board-approved long-term strategic plan.
•Pay for Performance: Medtronic emphasizes pay for performance. At least 60% of target total direct compensation payable to each of our NEOs is contingent on the attainment of annual or long-term company performance goals. The commitment to pay for performance provides actual compensation outcomes with varying levels of competitiveness that align with Medtronic’s absolute and relative performance results.
•Focus on Quality: To optimize the influences of “Quality”, it is the component of Medtronic’s team scorecard that directly impacts payouts of its annual incentive plan. The quality goals can only reduce a payout. Quality aligns to the Medtronic mission: “To strive without reserve for the greatest possible reliability and quality in our products.”
Process
Medtronic Compensation and Talent Committee
The Medtronic Compensation and Talent Committee establishes Medtronic’s compensation philosophy, program design and administration rules, and is the decision-making body on all compensation matters related to its executive officers. The Medtronic Compensation and Talent Committee solicits input from an independent outside compensation consultant and relies on the consultant’s advice.
Independent Compensation Consultant
For fiscal year 2025, the Medtronic Compensation and Talent Committee engaged Semler Brossy, an independent compensation consulting firm (the “Medtronic Independent Consultant”), to advise the Medtronic Compensation and Talent Committee on all matters related to executive officer compensation. Specifically, the Medtronic Independent Consultant conducts an annual competitive market analysis of total compensation for Medtronic’s executive officers, provides relevant market data, updates the Medtronic Compensation and Talent

Committee on compensation trends and regulatory developments, and counsels the Medtronic Compensation and Talent Committee on program design and specific compensation decisions related to Medtronic’s CEO and other executives. The work listed above and review of Medtronic’s board of director compensation is the only work completed by the Medtronic Independent Consultant for Medtronic and the services of that firm are at the discretion and direction of the Medtronic Compensation and Talent Committee.
Consistent with the New York Stock Exchange (the “NYSE”) listing standards, the Medtronic Compensation and Talent Committee reviews and confirms the independence of its outside consultants on an annual basis. In connection with this process, the Medtronic Compensation and Talent Committee has reviewed, among other items, a letter from Semler Brossy addressing its independence and the members of the consulting team serving the Medtronic Compensation and Talent Committee, including the following factors: (i) other services provided to Medtronic by Semler Brossy, (ii) fees paid by Medtronic as a percentage of Semler Brossy’s total revenue, (iii) policies or procedures of Semler Brossy that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team and a member of the Medtronic Compensation and Talent Committee, (v) any Medtronic stock owned by the senior advisor or any member of that individual’s immediate family, and (vi) any business or personal relationships between the Medtronic executive officers and the senior advisor. Medtronic’s Compensation and Talent Committee discussed these considerations and concluded that the work performed by Semler Brossy and its senior advisor involved in the engagement did not raise any conflict of interest.
Chief Executive Officer
In making compensation decisions for Ms. Dallara, who is a member of Medtronic’s executive committee and reports to Medtronic’s CEO, the Medtronic Compensation and Talent Committee solicits the views of Medtronic’s CEO and the Medtronic Independent Consultant.
Other NEOs
Compensation decisions for Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena are completed through Medtronic’s annual compensation review process, during which compensation recommendations are approved by each NEO’s respective manager in accordance with Medtronic’s established compensation governance framework.

Governance
The Medtronic Compensation and Talent Committee leverages best-in-class governance practices to design and administer Medtronic’s executive compensation programs. In particular, the table below notes the governance features that are incorporated into the Medtronic programs:

Summary of Key Compensation Practices
What Medtronic Does	✓	Pay and shareholder performance alignment
	✓	Responsible use of shares under its long-term incentive program
	✓	Multiple performance metrics under short- and long-term performance-based plans discourage short-term risk-taking at the expense of long-term results
	✓	Targets for performance metrics aligned to financial goals communicated to shareholders
	✓	Payout caps on short-term and long-term incentive compensation plans to mitigate unnecessary risk-taking
	✓	Limited perquisites
	✓	Double-trigger change of control vesting of compensation and benefits, including equity
	✓	Clawback policy that applies to annual incentive, long-term incentives, and equity compensation
	✓	Meaningful stock ownership guidelines and holding periods on portions of after-tax shares until guidelines are met
	✓	Engagement of an independent compensation consultant
What Medtronic Does Not Do	✗	No defined benefit supplemental executive retirement plans or special healthcare coverage for NEOs
	✗	No “single-trigger” vesting of equity awards in event of a change of control
	✗	No dividends or dividend equivalents on unearned equity compensation
	✗	No excessive severance benefits
	✗	No hedging or pledging of Medtronic stock permitted for its executives
	✗	No “golden parachute” excise tax gross ups
	✗	No backdating or repricing of stock option awards
	✗	No multi-year compensation guarantees
Use of Market Competitive Compensation Data
The Medtronic Compensation and Talent Committee considers relevant market pay practices when establishing executive compensation program and pay levels, including base salary and annual and long-term incentives. To facilitate Medtronic’s ability to benchmark competitive compensation levels and practices, the Medtronic Compensation and Talent Committee established a “Medtronic Compensation Comparison Group.” The Medtronic Compensation and Talent Committee selected the companies that constitute the Medtronic Compensation Comparison Group after discussion with the Medtronic Independent Consultant. The Medtronic Compensation Comparison Group is selected using Medtronic Compensation and Talent Committee approved criteria designed to identify companies with whom Medtronic is most likely to compete for talent. The criteria the Medtronic Compensation and Talent Committee considers include items such as:
•Size (measured by revenue, market capitalization, enterprise value and other measures)
•Complexity and global footprint
•Companies that represent Medical Device, Life Sciences, Technology, and Industrials
The Medtronic Compensation and Talent Committee uses data from the Medtronic Compensation Comparison Group to establish a competitive market range within which pay is positioned to reflect experience and performance. Consistent with Medtronic’s pay-for-performance philosophy, Medtronic establishes an award range for short-term and long-term incentives that generates above-market pay for above-market performance and below-market pay for below-market performance. In addition to the competitive market information, the Medtronic Compensation and

Talent Committee also reviews information about performance, potential, expertise, and experience for each executive officer.
The following table summarizes the selection criteria used by the Medtronic Compensation and Talent Committee to select the Medtronic Compensation Comparison Group.

Selection Criteria
Start with Standard & Poor’s 100 largest U.S. companies, the S&P 500 Healthcare Equipment and Supplies, and the S&P 500 Information Technology Indices
Limit to Several Relevant Global Industry Classification Standard Sectors
1. Health Care
2. Consumer Staples
3. Industrials
4. Information Technology

Consider the following criteria for selecting companies
1. Overall company size
2. Health care company
3. Data science and artificial intelligence
4. Global operations
5. Manufacturer
6. Government contractor
7. Geographic competitor
8. Proxy advisory peer companies

The Medtronic Independent Consultant recommended no changes to the Medtronic Compensation Comparison Group in fiscal year 2025. Summarized below is a comparison of Medtronic to the Medtronic Compensation Comparison Group in various measures of financial and market size as of April 25, 2025.

Comparison Group Size Comparisons

24-Company Medtronic Compensation Comparison Group
3M	GE Healthcare Technologies
Abbott Laboratories	Gilead Sciences
AbbVie	Honeywell
Amgen	IBM
Baxter	Intel
Becton, Dickinson, & Co.	Johnson & Johnson
Biogen	Merck & Co.
Boston Scientific	Pfizer
Bristol Myers Squibb	Qualcomm
Cisco Systems	Stryker
Danaher	Thermo Fisher
Eli Lilly & Co.	UnitedHealth Group
Following the completion of this offering, our Compensation and Talent Committee will establish a peer group that is determined specifically with respect to our business. See “—Future Compensation Programs—Post-Offering Peer Group.”

Fiscal Year 2025 Compensation Program Design
The overall design of Medtronic’s FY25 executive annual total rewards program is illustrated below:

	Component	Basic Design	Purpose
Fixed	Base Salary	•Fixed and recurring element of compensation. ◦Calibrated with the Medtronic Compensation Comparison Group market range or general industry standards	•Compensates for carrying out basic duties of the job. •Recognizes individual experiences, skills, and sustained performance
	Benefits	•Market-competitive benefits and perquisites including health, retirement, allowances, and other life events	•Provides same benefits available to Medtronic employees; nonqualified deferred compensation plan provides the same tax planning benefit to executives after adjusting for statutory limitations
Variable at Risk	Annual Incentive Plan
•Performance-based cash-compensation opportunity using both financial and nonfinancial metric.
◦Financial metrics are revenue growth, non-GAAP diluted Earnings per Share (“EPS”), and free cash flow
◦Nonfinancial measure is Quality
•Encourage sustained performance improvements in key financial areas that drive total shareholder return and the key nonfinancial area that drives Medtronic’s strategy
PSUs
•Performance-based equity compensation using both internal financial goals and relative total shareholder return
◦Revenue Growth 3-year simple average
◦Relative TSR versus the S&P 500 Healthcare Equipment Index over a 3-year period (Relative TSR)
•ROIC modifier (downward only)
•Represents a significant portion of long-term incentives based on meeting key strategic financial goals that are aligned with shareholder experiences •Promotes long-term stock ownership in Medtronic
	Stock Options	•Vest 25% per year starting on the first anniversary of grant date	•Aligns pay with performance by linking value to stock price appreciation and shareholder value creation
	RSUs	•Vest 100% on the third anniversary of grant date	•Promotes long-term stock ownership in Medtronic •Encourages retention
Fiscal Year 2025 Compensation Decisions
Fiscal Year 2025 Annual Base Salaries for Named Executive Officers
One of the principles of Medtronic’s compensation philosophy as outlined above is to provide a competitive base salary relative to the Medtronic Compensation Comparison Group or general industry standards. As the Medtronic Compensation and Talent Committee evaluates base salary decisions, it considers several factors such as competitive pay positioning, performance, expertise, experience, and internal equity. At the beginning of each fiscal year, the Medtronic Independent Consultant presents to the Medtronic Compensation and Talent Committee an analysis that identifies the market base salary ranges for certain of Medtronic’s executive officers, including Ms.

Dallara. Using this market data the Medtronic Compensation and Talent Committee approves base salary changes for its executive officers. For Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, Medtronic uses general industry standards when considering market base salary ranges.
The table below shows the fiscal year 2025 base salaries for each of our NEOs employed by Medtronic in fiscal year 2025.

Name	FY24 Salary	FY25 Salary	Merit % Increase
Que Dallara	$730,000	$765,000	4.8%
Ali Dianaty	$575,000	$575,000	—%
Courtney Nelson Wills	$434,000	$444,000	2.5%
Gillian Chandrasena(1)	N/A	$445,000	N/A
__________________
(1)Ms. Chandrasena joined Medtronic in FY25; therefore, no FY24 base salary is reported. The FY25 amount reflects her annualized base salary rate following her April 5, 2025 promotion to VP, Chief Human Resources Officer of the Medtronic Diabetes Operating Unit.
Fiscal Year 2025 Annual Medtronic Incentive Plan
The Medtronic Incentive Plan (“MIP”) provides an opportunity to earn an annual cash payout for performance relative to pre-established financial and nonfinancial objectives. The Medtronic Compensation and Talent Committee sets individual target awards for Ms. Dallara, expressed as a percentage of base salary, based on several factors such as desired competitiveness, performance, expertise, experience, and internal equity. For other NEOs, MIP targets are set as a percentage of base salary based on their respective job levels within Medtronic’s organizational structure. The following table highlights the target MIP percentage for of our NEOs employed by Medtronic in fiscal year 2025:

Name	FY24 MIP Target	FY25 MIP Target	% Increase/(Decrease)
Que Dallara	100%	100%	—%
Ali Dianaty	70%	70%	—%
Courtney Nelson Wills	60%	60%	—%
Gillian Chandrasena(1)	N/A	60%	N/A
__________________
(1)Ms. Chandrasena’s MIP payment was prorated to reflect her partial year of service in FY25.
Fiscal Year 2025 Annual Medtronic Incentive Plan Payout Results
The Medtronic Compensation and Talent Committee uses the Medtronic board-approved annual operating plan to develop challenging but fair financial performance expectations and nonfinancial objectives key to Medtronic’s sustained long-term success. In fiscal year 2025, the Medtronic Compensation and Talent Committee, in consultation with Medtronic’s management and the Medtronic Independent Consultant kept the construct of the plan substantially similar to that of the prior year. However, beginning in fiscal year 2025, Quality was a standalone modifier on the “Team” scorecard for Medtronic senior executives to optimize the influences of Quality.
Fiscal Year 2025 MIP Design

Medtronic Performance
The Medtronic Compensation and Talent Committee was intentional with this design to focus on financial measures that shape shareholder value creation, and further strategic imperatives to fuel sustained performance over the long-term. The table below outlines the specific Medtronic performance measures, the respective weighting, the performance ranges, the rationale for including them in the MIP, and the actual results for FY25.

FY2025 Annual Incentive Award Financial Measures and Results
Measure	Rationale	Weight	Performance Minimum	Performance Target	Performance Maximum	Actual Results	Weighted Payout
Revenue Growth Over Prior Year (Organic)	Top line growth continues to be a key driver of shareholder value.	33%	(5.5)%	4.9%	10.2%	4.9%	33%
Diluted EPS Growth (Non-GAAP)	Earnings both from operating efficiency and financial management is a key driver of returns to shareholders.	33%	$4.73	$5.57	$6.13	$5.53	32%
Free Cash Flow (Non-GAAP) ($ in millions)	Free cash flow is a key driver of shareholder returns and captures items not included in non-GAAP net income such as litigation, tax payments, and benefits not associated with balance sheet transactions—the Free Cash Flow may be adjusted to avoid payment timing-based windfalls for large items.	33%	$4,025	$5,750	$6,900	$5,185	28%
					Total Payout as a % of Target		93%
__________________
Organic revenue, non-GAAP diluted EPS and Free Cash Flow are considered non-GAAP financial measures under applicable SEC rules and regulations. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measure is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.” The Medtronic Compensation and Talent Committee has pre-established adjustments for non-GAAP diluted EPS and free cash flow as allowed under Medtronic’s Annual Incentive Plan.
Medtronic’s Team Performance Scorecard
In addition to financial performance, Medtronic also assessed nonfinancial performance focused on Quality. This “quality” assessment is applicable for Ms. Dallara and Ms. Nelson Wills and emphasizes both compliance and quality. The quality performance component consists of metrics, and receipt of a warning letter (material and immaterial) will trigger the quality modifier. Quality performance is assessed at the end of the performance period using a combination of quantitative and qualitative assessment. Medtronic’s Quality Committee reviews and certifies the Quality performance prior to the Medtronic Compensation and Talent Committee approving these results. Medtronic achieved all Quality goals in FY25. Quality performance yielded a modifier of 100% of target. The table below illustrates the non-financial performance:

Quality	FY25 Target	Category Weight	Result	Payout
Findings/Inspections (FDA 483)	<= 1.0	30.0%	0.45	30.0%
Findings/Inspections (MDSAP)	<= 0.02		—
On-Time FCA Execution	>= 90%	30.0%	93.0%	30.0%
Complaint (Open) Timeliness	>= 87%	30.0%	91.0%	30.0%
CAPA Action Phase Timeliness	>= 85%	10.0%	99.0%	10.0%
Total Quality Actual Performance				100.0%
Total Quality Component Adjusted (Warning Letter)(1)				N/A
Team Scorecard Result				100.0%
__________________
(1)Medtronic did not receive any Warning Letters in FY25.
Diabetes Unit’s Team Performance Scorecard
The Team Performance Scorecard for Mr. Dianaty and Ms. Chandrasen consists of the following performance elements:

Measure	Weight	Performance Minimum	Performance Target	Performance Maximum	Actual Results	Weighted Payout
Revenue Growth % (1)	20%	(2.6)%	8.3%	19.1%	11.3%	128%
Operating Margin % (1)	20%	13.8%	16.3%	17.9%	16.1%	96%
Free Cash Flow (Non-GAAP) ($ in millions) (1)	20%	$200	$286	$343	$274	93%
Quality (1)	20%	90%	100%		100%	100%
Market Share (1)	20%	(3.4)%	(1.4)%	0.6%	(2.0)%	93%
				Total Payout as a % of Target (2)		102%
__________________
(1)Each as defined in the MIP. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
(2)A discretionary downward adjustment of 1% was applied.
Medtronic’s Individual Performance Scorecard
The final component of the FY25 MIP for NEOs is individual performance based on an assessment of performance for each individual considering financial, strategic, and cultural objectives.

Name	Modifier
Que Dallara	110%
Ali Dianaty	90%
Courtney Nelson Wills	99%
Gillian Chandrasena	100%

Total FY25 Medtronic Annual MIP Payout Results
Based on the financial, team, and individual performance results, the total MIP payouts by NEO are as follows:

Name	Medtronic Performance	X	Team Performance Scorecard	X	Individual Performance Scorecard	=	FY25 Total Performance	FY25 MIP Target	FY25 MIP Award
Que Dallara(1)	93%		100%		110%		102.3%	100%	$782,595
Ali Dianaty(2)	93%		101%		90%		84.6%	70%	$340,481
Courtney Nelson Wills(1)	93%		100%		99%		92.1%	60%	$245,461
Gillian Chandrasena(2)	93%		101%		100%		94.0%	60%	$34,381
__________________
(1)Ms. Dallara and Ms. Nelson Wills participated in the Medtronic MIP plan.
(2)Mr. Dianaty and Ms. Chanadrasena participated in the Diabetes Unit’s MIP plan
Fiscal Year 2025 Medtronic Long-Term Incentive Plan (“Medtronic LTIP”)
The Medtronic long-term incentive program explicitly links a significant portion of our NEO’s compensation to long-term stock price performance and uses financial goals that are aligned to shareholder value creation. The Medtronic Compensation and Talent Committee sets individual target awards for each NEO based on several factors such as desired competitiveness, performance, expertise, experience, and internal equity. The following table highlights the FY25 target long-term incentive value for each NEO:

Name	FY25 Medtronic LTIP Target
Que Dallara(1)	$4,500,000
Ali Dianaty (2)	$1,000,000
Courtney Nelson Wills	$405,000
Gillian Chandrasena(3)	N/A
__________________
(1)To address overall market competitiveness, Ms. Dallara received a one-time increase to her standard annual LTI award in the amount of $1,500,000 for FY25. The Summary Compensation Table below includes both the standard annual amount and this one-time increase, which is not reflected in the figure above.
(2)Mr. Dianaty was granted a special one-time PSU award in the amount of $250,000. This award was granted to certain Medtronic executives below the Medtronic executive committee level based upon a FY25 gross margin metric, with payout for shares earned in December 2026. The maximum payout for this award is capped at target. In addition, Mr. Dianaty was granted a nomination-based “Patent of Distinction” RSU award in the amount of $55,000 for work on a special project.
(3)To compensate Ms. Chandrasena for forfeited compensation from her previous employer, Medtronic provided a new hire RSU award with a grant date value of $750,000 and a special PSU award with a grant date target value of $750,000. The special PSU award incorporates Medtronic’s FY25-FY27 performance measures, goals, and standard terms and conditions. Both awards are included in the Summary Compensation Table and Grants of Plan-Based Awards table below. Ms. Chandrasena did not receive a FY25 annual long-term incentive award.
As noted in Medtronic’s compensation philosophy, the long-term incentive design is intended to be market competitive, performance-based, shareholder-aligned, and encourage long-term retention and stock ownership. Therefore, Medtronic has used a portfolio approach in the design of its long-term incentive program including performance share units (“PSUs”), stock options, and time-based restricted stock units (“RSUs”).
Performance Share Units
Medtronic’s PSU plan is a three-year incentive plan that is based on long-term measures of company performance. The PSU plan has measures that are complementary to the annual MIP, are tied to longer term financial performance, encourage responsible use of capital, and directly reflect total shareholder return performance. Additionally, Medtronic believes that measuring one-year revenue growth in the MIP and three-year revenue growth in the PSU plan appropriately balances flexibility in a dynamic market and durability over time. PSU goals are set at the beginning of the three-year performance period. The specifics of the PSU plan are below:

Measure	Payout Range		Weight
3-Yr Average Revenue Growth (1)	0%-200%	X	50%	X	Target Award
Relative Total Shareholder Return (2)	0%-200%	X	50%
Return on Invested Capital (“ROIC”) Modifier (3)	30% Reduction	—	Modifier
__________________
(1)Organic Revenue Growth is the three-year simple average, measured at constant currency, which excludes the impact of significant acquisitions, divestitures, and other significant discrete items.
(2)Total Shareholder Return (TSR) is the ending share price of a share of Medtronic common stock, plus the value of reinvested dividends, divided by the beginning share price, with both beginning and ending share prices measured over a 30-day average. Relative TSR is measured against the S&P 500 Healthcare Equipment Index.
(3)ROIC is defined as net cash earnings plus interest expense net of tax, divided by invested capital for each year, averaged over the three-year period. “Net cash earnings” is defined as non-GAAP earnings (adjusted to exclude the impact of non-recurring items) after the removal of the after-tax impact of amortization. “Invested capital” is defined as total equity plus interest-bearing liabilities less cash and cash equivalents for each year.
At the completion of the three-year performance period, PSUs are earned based on the achievement of these goals and paid out in shares. For each performance measure, the share payout would be 0% if performance is below the minimum, 50% of target if performance is at threshold, 100% if performance is at target, and 200% of target if performance is at or above the maximum performance level. Three-year revenue growth and Relative TSR are independently assessed, and the payout results are added together. This sum is assessed relative to the ROIC modifier and reduced by 30% if the ROIC target is not achieved.
Dividend equivalents with respect to the PSUs are accrued over the performance period and are settled in additional shares based on actual performance.
Stock Options
Given Medtronic’s focus on growth, and the generation of long-term shareholder value, Medtronic believes that stock options are performance-based. This component is directly aligned to stock price appreciation and shareholder value creation. Stock options have value only when the market price exceeds the exercise price. All stock option grants have an exercise price that is equal to the market closing stock price on the date of grant. Stock options have a ten-year term and vest over four years in equal increments of 25% per year beginning one year after the date of grant.
Time-Based Restricted Stock Units (RSUs)
RSUs are intended to assist in retaining high performing executives and aligning executives’ compensation with shareholders through long-term stock ownership. The annual RSU grants cliff vest (100%) on the third anniversary of the grant date.
Fiscal Year 2023-2025 PSU Payout Results
At the end of the fiscal year, the Medtronic Compensation and Talent Committee certified the results for the PSU performance period that began in FY23 and was completed at the end of FY25. The results were assessed relative to the following pay and performance ranges:

Metric	Weight	Performance Range
Revenue Growth	50.00%	0.00%	1.00%	2.00%	3.00%	4.00%	5.00%	6.00%	7.00%	8.00%	9.00%	10.00%
Relative TSR	50.00%	25P	30P	35P	40P	45P	50P	55P	60P	65P	70P	75P+
Payout (as a % of Target)		50%	60%	70%	80%	90%	100%	120%	140%	160%	180%	200%

Payments of awards for this PSU performance period were made during the second fiscal quarter of FY25. The following table shows the results for FY23–FY25 PSUs and the resulting total payout percentage for NEOs that received PSUs with a performance period that began in FY23:

Element	Revenue Growth	Relative TSR
Actual Result	4.07%	28P
PSU Target	5.00%	50P
Payout Level	90.67%	56.00%
Objective Weight	50.00%	50.00%
Weighted Payout Percent	45.34%	28.00%
PAYOUT PERCENT		73.34%
ROIC Modifier		No Modification
TOTAL PAYOUT PERCENT		73.34%
Performance Share Unit Payments

Name	FY23-FY25 Actual Performance	FY23-FY25 Target Shares	FY23-FY25 Shares Paid
Que Dallara	73.34%	21,487	15,759
Ali Dianaty	73.34%	5,372	3,940
Courtney Nelson Wills	73.34%	2,240	1,643
Executive Compensation Governance Practices and Policies
Stock Ownership and Retention Policy
Medtronic’s executive stock ownership and retention guidelines are meant to align management and shareholder incentives at the highest levels of Medtronic’s organization. The guidelines require executives at the SVP level or above who are not Section 16 officers, including Ms. Dallara and Mr. Dianaty, to maintain stock ownership equal to two times their annual base salary. Until this ownership guideline is met, Medtronic’s executives subject to the guidelines must retain 50% of such shares. For purposes of complying with the guidelines, shares owned outright, legally or beneficially, by an officer or the officer’s immediate family members, after-tax unvested restricted stock units, and shares held in the tax-qualified and nonqualified retirement and deferred compensation plans count toward the guideline. For share issuances (restricted stock unit vesting), net gain shares are those shares remaining after payment of income taxes.
Compliance with Medtronic’s ownership and retention guidelines is measured at the beginning of the first fiscal month of a new fiscal year by the internal team at Medtronic responsible for handling executive compensation matters, and the results of such measurement are reported to Medtronic’s Nominating and Corporate Governance Committee or Compensation and Talent Committee, as applicable, after the measurement. On each measurement date, compliance is measured using each executive officer’s base salary then in effect and the average closing price per share of Medtronic’s common stock on the NYSE for the six calendar months preceding the measurement date.
Following the completion of this offering, we expect that our Compensation and Talent Committee will establish stock ownership and retention guidelines that will be appropriate for the positions that our NEOs hold following the offering and that are within the range of stock ownership guidelines maintained by companies that will be in our peer group following the completion of this offering. See “—Future Compensation Programs.”
Hedging and Pledging Policy
Medtronic’s insider trading policy prohibits Medtronic’s NEOs and directors (along with others) from engaging in short sales of Medtronic securities (including short sales against the box) or engaging in purchases or sales of puts, calls, or other derivative securities based on Medtronic securities. The policy also prohibits Medtronic NEOs (along with others) from purchasing Medtronic securities on margin, borrowing against Medtronic securities held in a margin account, or hedging or pledging Medtronic securities as collateral for a loan.
Following the completion of this offering, our Board will adopt an insider trading policy that will prohibit the hedging, or pledging of our securities as collateral for a loan, with the intent of ensuring that our executives are in compliance with applicable securities laws. The policy will also prevent our executives from entering into transactions that could cause a divergence between the interests of our executives and those of our stockholders.
Sale and Transfer of Awards
All stock option, restricted stock, restricted stock unit, and performance-based restricted stock/restricted stock unit awards are granted under plans that specifically prohibit the sale, assignment, and transfer of awards with limited exceptions such as the death of the award recipient. However, the Medtronic Compensation and Talent Committee may allow an award holder to assign or transfer an award.
Following the completion of this offering, we expect that our compensation plans will similarly prohibit the transfer of awards during an employee’s lifetime, and that our Compensation and Talent Committee will retain the right to permit transfers of awards in its discretion.
Incentive Compensation Forfeiture (“Clawback”)
Medtronic has an Incentive Compensation Forfeiture Policy, which is designed to recoup improper awards or gains paid to its executive officers. Medtronic’s current policy provides that if Medtronic’s board of directors determines that any executive officer has received an improper payment or gain, which is an incentive payment or grant mistakenly paid or awarded to the executive officer as a result of Misconduct (as defined below), the executive officer must return the improper payment or gain to the extent it would not have been paid or awarded had the Misconduct not occurred, including interest on any cash payments. “Misconduct” means any material violation of Medtronic’s Code of Conduct or other fraudulent or illegal activity for which an executive officer is personally responsible as determined by Medtronic’s board of directors.
In addition, Medtronic has adopted a policy for recovery of erroneously awarded compensation in the event of an accounting restatement, in accordance with Exchange Act Rule 10D-1 and NYSE Rule 303A.14.
Following the completion of this offering, we will implement an executive compensation recoupment policy that will apply to our executive officers and comply with Exchange Act Rule 10D-1 and the corresponding national exchange listing standards. In addition, following the completion of this offering, our Compensation and Talent Committee may decide to adopt a compensation recoupment policy that covers executives or actions for which recoupment would not otherwise be required under Exchange Act Rule 10D-1.
Equity Compensation Forfeiture
Medtronic may require the return or forfeiture of cash and shares received or receivable in certain circumstances in which an employee has a termination of employment from Medtronic or any affiliate. Medtronic may exercise its ability to require forfeiture of awards if the employee receives or is entitled to receive delivery of shares or proceeds under an equity award program within six months prior to or 12 months following the date of termination of employment if the current or former employee engages in any of the following activities: (a) performing services for or on behalf of any competitor of, or competing with, Medtronic or any affiliate; (b) unauthorized disclosure of material proprietary information of the Medtronic or any affiliate; (c) a violation of applicable business ethics policies or business policies of Medtronic or any affiliate; or (d) any other occurrence that is consistent with the intent noted in items (a)-(c), as determined by the Medtronic Compensation and Talent Committee.
Equity Award Granting Practices
Medtronic’s Compensation and Talent Committee typically approves annual long-term incentive awards for its executive officers each June at a regular meeting of the Medtronic Compensation and Talent Committee (Medtronic

CEO awards are approved by the full Board of Directors of Medtronic). The awards are granted at the next regularly scheduled grant date. Medtronic typically grants equity on the first trading day of each quarter of the Fiscal Year.
New hire, promotion, retention, and other special or ad hoc awards for executives are approved by Medtronic’s Compensation and Talent Committee. The grants are typically effective on the next regularly scheduled grant date following the Medtronic Compensation and Talent Committee approval. Medtronic adheres to the following practices when granting equity awards:
•Stock options are granted with an exercise price equal to the market close stock price of Medtronic ordinary shares on the date of grant.
•Medtronic prohibits the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price, or executing a cash buyout.
•Prior to approving any equity awards, including stock options, Medtronic’s Compensation and Talent Committee may consider the possible impact of any material nonpublic information on the value of such equity awards; Medtronic’s Compensation and Talent Committee does not grant equity awards in anticipation of the release of material nonpublic information, and Medtronic does not time the release of material nonpublic information based on equity award grant dates.
During fiscal year 2025, none of our NEOs were awarded stock options with an effective grant date during the period beginning four business days before Medtronic’s filing of a periodic report on Form 10-Q or Form 10-K, or Medtronic’s filing or furnishing of a current report on Form 8-K that discloses material nonpublic information (other than a current report on Form 8-K disclosing a material new option award grant under Item 5.02(e) of that form), and ending one business day after the filing or furnishing of such report.
Tax and Accounting Implications
Medtronic does not provide tax gross-ups for its executives except for certain benefit programs, such as relocation, that are part of company-wide policies available to all employees.
In evaluating compensation programs applicable to Medtronic’s executive officers (including Medtronic’s annual and long-term incentive plans), the Medtronic Compensation and Talent Committee considers the potential impact on Medtronic of Section 162(m) of the Code (“Section 162(m)”), which places a limit of $1 million per year on the amount of compensation paid to certain of Medtronic’s executive officers that is deductible by Medtronic for federal income tax purposes. While the Medtronic Compensation and Talent Committee generally considers the Section 162(m) limit when determining compensation, it continues to reserve the discretion to grant compensation that exceeds the limitation on deductibility under Section 162(m) to ensure that certain of Medtronic’s executive officers are compensated in a manner that it believes to be in the best interests of Medtronic and its shareholders. In addition to the limit imposed under Section 162(m), interpretations of and changes in the tax laws, and other factors beyond the Medtronic Compensation and Talent Committee’s control, may also affect the deductibility of compensation.
The Medtronic Compensation and Talent Committee also considers accounting treatment in the design of various forms of awards in determining the overall components of its compensation program, including forms of incentive equity under the long-term incentive plan.
Following the completion of this offering, our Compensation and Talent Committee will consider the implications of Section 162(m) and other tax laws when designing and implementing our compensation programs, but will maintain flexibility to design programs that it believes are in the best interests of us and our shareholders and consistent with the objectives of our executive compensation programs, including the flexibility to authorize compensation that might not be deductible.

Compensation Risk Assessment
Compensation policies and practices are also designed to discourage inappropriate risk-taking. Mitigating factors with respect to Medtronic’s NEOs include the following:
•Medtronic’s stock ownership guidelines require that executives at the level of SVP or above (which includes Ms. Dallara and Mr. Dianaty) maintain ownership of stock equal to two times annual base salary.
•Total compensation is intended to be more heavily weighted toward long-term performance to reduce the incentive to impair the prospects for long-term performance in favor of maximizing performance in one year.
•Improper payments or gains from incentives and equity compensation are subject to clawback.
•Short-term and long-term incentive payments are capped to avoid potential windfalls.
•Short-term and long-term incentive performance targets are established at the beginning of each performance period and are not subject to change. Short- and long-term incentive programs use different measures of performance. The financial measures for the short-term cash incentives focus on annual operating plan measures such as revenue growth, diluted EPS, and cash flow. Long-term incentives measure three-year revenue growth, total shareholder return, and ROIC relative to Medtronic’s long-term strategic expectations.
•The Medtronic Compensation and Talent Committee retains discretionary authority to override any incentive plan’s formulaic outcome in the event of unforeseen circumstances. For example, controlling for large unplanned transactions that generate a plan windfall that is not aligned with annual operating income.
The Medtronic Compensation and Talent Committee annually reviews an in-depth risk assessment of Medtronic’s sales and non-sales compensation programs. The assessment includes a review of fixed versus variable pay mix, incentive plan metrics, and payout formulas, as well as governance and compliance mechanisms such as approval authorities and payment clawback policies. The review completed in March of fiscal year 2025 found that no compensation programs, policies, or practices were likely to have a material adverse impact on Medtronic.
Following the completion of this offering, our Compensation and Talent Committee will engage in an assessment of our compensation programs to determine whether and the extent to which incentives inherent in those compensation programs encourage our executives to take inappropriate risks. Specifically, our Compensation and Talent Committee will endeavor to design compensation programs that discourage inappropriate risk-taking. See “—Future Compensation Programs.”
Other Benefits and Perquisites
Medtronic provides broad-based benefit plans to all of its employees, including the same programs for our NEOs. All employees participate in the same health care plans, and Medtronic does not provide our NEOs with any different or additional benefit plans except for a business allowance. Medtronic’s business allowance policy is described in more detail below.
Agreements with our NEOs
Medtronic has entered into offer letters or letters of intent with each of Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena. Each offer letter or letter of intent establishes the initial annual base salary for the NEO and provides that the NEO will be eligible to participate in the Medtronic MIP and LTIP. Additionally, all NEOs are entitled to an annual business allowance for automobile, tax preparation, financial planning, and related expenses under their respective offer letters, ranging from $13,000 to $24,000 annually. The letters also provide that NEOs are eligible to participate in Medtronic’s Capital Accumulation Plan, a non-qualified deferred compensation plan. Further, the letters also include provisions for various additional compensation and benefits specific to each NEO as detailed below.

Ms. Dallara’s offer letter, dated February 15, 2022, entitles her to severance benefits upon termination without cause, which would consist of 1.5 times the sum of base salary and annual target or forecasted MIP payout (whichever is less), 18 months of COBRA premium payments, and continued vesting of the one-time new hire restricted stock unit grant, all contingent upon execution of a severance and release agreement. She is also subject to a stock ownership requirement to maintain Medtronic stock equal to two times her annual salary.
Ms. Nelson Wills’s offer letter, dated September 2023, provides for her eligibility to receive an annual non-qualified stock option award with a target value of $25,000, which vests over four years at 25% per year beginning one year after the date of grant.
Ms. Chandrasena’s offer letter, dated May 30, 2025, includes a one-time cash bonus of $20,000 payable in December 2025 and a one-time supplemental restricted stock unit award with a target value of $350,000, which vests over three years at 33% per year beginning one year after the date of grant. Her offer letter also provides for eligibility to receive an annual non-qualified stock option award with a target value of $25,000, which vests over four years at 25% per year beginning one year after the date of grant. Additionally, Ms. Chandrasena is entitled to relocation assistance with repayment obligations if employment terminates prior to two years of service.
In connection with this offering, Medtronic has entered into letters of intent or offer letters with each NEO, which details such NEO’s individual compensation arrangements to be effective upon the completion of this offering. These letter agreements are described in “—Future Compensation Programs—Post-Offering Compensation.” Upon the completion of this offering, the agreements mentioned above will cease to be effective, and compensation for the NEOs will be governed by agreements that we enter into with the NEOs.
Termination / Change of Control Benefits
As described in detail and quantified in the “2025 Potential Payments upon Termination or Change in Control” section, our NEOs receive certain benefits upon their termination by Medtronic without “cause” or for select recent hires, upon their resignation for “good reason,” including such terminations following a change of control (COC) of the Medtronic. The Medtronic Compensation and Talent Committee regularly reviews termination and COC benefits and continues to believe that the severance benefits in connection with certain terminations of employment constitute reasonable levels of protection for Medtronic’s executives that are aligned with shareholders.
Compensation in a COC situation is designed to protect the compensation already earned by executives and to ensure that they will be treated fairly in the event of a COC, and to help ensure the retention and dedicated attention of key executives critical to the ongoing operation of Medtronic. Medtronic’s COC policy supports these principles. Medtronic believes shareholders will be best served if the interests of its executive officers are aligned with shareholders’ interests, and Medtronic believes providing COC benefits should motivate senior management to objectively evaluate potential mergers or transactions that may be in the best interests of shareholders. Medtronic’s COC policy is discussed in more detail in the “2025 Potential Payments Upon Termination or Change in Control” section of the “Executive Compensation Tables.” Medtronic’s COC policy requires a “double trigger” and applies only if a participant is involuntarily terminated without cause or the participant terminates employment for good reason within three years after a COC event. None of Medtronic’s policies or arrangements with our NEOs provide for any “golden parachute” excise tax gross ups.
Our NEOs must also enter into Medtronic’s standard restrictive covenant agreement, including provisions such as non-competition, confidential information, and non-solicitation of Medtronic’s employees and customers, as well as an at-will employment attestation.
The 2021 Medtronic plc Long Term Incentive Plan generally prohibits single-trigger vesting on a “change of control” (as defined under the plan), unless the change in control results in Medtronic’s successor not assuming outstanding awards, which protects employees and supports an orderly transition of leadership.
U.S. Tax-Qualified Retirement Plans
Medtronic sponsors a number of U.S. tax-qualified retirement plans for its employees, including our NEOs.

Medtronic employees hired or rehired on or after May 1, 2005 but prior to January 1, 2016 are eligible for the Personal Investment Account (“PIA”) feature under the 401(k) plan. Ms. Nelson Wills participates in the PIA. Under the PIA, Medtronic contributes 5% of eligible compensation each year.
Medtronic employees hired or rehired on or after January 1, 2016 are eligible for the Medtronic Core Contribution (“MCC”) feature in the Medtronic 401(k) plan. The MCC is a defined contribution plan in which employees receive a contribution equal to 3% of eligible pay at the end of the fiscal year. Ms. Dallara, Mr. Dianaty and Ms. Chandrasena participate in the MCC. Additional details regarding the PIA and the Medtronic 401(k) plan are provided below in the “2025 Nonqualified Deferred Compensation” section of the “Executive Compensation Tables.”
Following the completion of this offering, we intend to establish or adopt a defined contribution retirement plan covering our employees generally. The terms of such defined contribution retirement arrangement may differ materially from the terms of the retirement plans sponsored by Medtronic.
Supplemental Retirement Plans
Medtronic offers a Nonqualified Retirement Plan Supplement (“NRPS”) designed to provide all eligible employees, including its executives, with benefits that supplement those provided under its tax-qualified plans. The NRPS is designed to provide supplemental retirement benefits that could not otherwise be provided under the PIA and MCC due to covered compensation limits prescribed by the Code. The NRPS also restores benefits for otherwise eligible compensation deferred into the Medtronic Capital Accumulation Plan Deferral Program (the “Capital Accumulation Plan”). The NRPS provides employees with no greater benefit than they would have received under the qualified plan in which they participate were it not for the covered compensation limits and deferrals into the Capital Accumulation Plan.
We have not yet determined if we will maintain supplemental retirement programs similar to the NRPS following the completion of this offering or what the terms of such supplemental retirement programs would be.
Nonqualified Deferred Compensation Plan
Medtronic provides all employees at the vice president level or above, including its executives, and other highly compensated employees with a market-competitive nonqualified deferred compensation plan through the Capital Accumulation Plan. Medtronic’s plan allows these employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses based on the performance of selected investment alternatives. These alternatives are the same as those offered in Medtronic’s tax-qualified 401(k) plan for all employees. There are no Medtronic contributions to the plan or Medtronic subsidized returns or Medtronic guaranteed returns.
Business Allowance
Medtronic does not provide any perquisites such as automobiles or financial and tax advisors. Instead, Medtronic provides its executive officers with a market-competitive business allowance. Such executive officers may spend their business allowance at their discretion for expenses such as financial and tax planning or automobiles. The business allowance is paid as taxable income, and Medtronic does not track how executives use their respective business allowances. The annual business allowances provided to our NEOs in fiscal year 2025 ranged from $13,000 to $24,000. Additionally, it is occasionally appropriate for our NEOs to be accompanied during business travel by their spouses. The expenses associated with such travel are considered taxable income. The business allowances and travel expenses are included in the “All Other Compensation” column of the Summary Compensation Table.
Security Services
Medtronic provides a limited number of security-related services, including cybersecurity, to certain of our NEOs through third party service providers. Medtronic believes that providing these personal security benefits as deemed necessary from time-to-time for certain of our NEOs is in the best interest of Medtronic and its shareholders.
Executive Compensation Tables
2025 Summary Compensation Table
The following table summarizes all compensation awarded to, earned by, or paid to our NEOs that were employed by Medtronic during fiscal year 2025. Please refer to the section entitled “Compensation Discussion and Analysis” of this prospectus for a description of the compensation components for our NEOs. A narrative description of the material factors necessary to understand the information is provided below the Summary Compensation Table. Chad Spooner was not employed by Medtronic during fiscal year 2025. Accordingly, his individual compensation information is not included in the Executive Compensation Tables.

Name and Principal Position(1)	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)(2)		Option Awards ($)(2)(3)	Non-Equity Incentive Compensation ($)(4)	All Other Compensation ($)	Total ($)
Que Dallara	2025	$758,269	—		$4,734,375		$1,800,137	$782,595	$382,787	$8,458,163
Executive Vice President and President for the Diabetes Operating Unit
Ali Dianaty	2025	$574,943	$51,796	(5)	$1,394,147		$25,002	$340,481	$66,008	$2,452,377
Senior Vice President, Product Innovation and Operations for the Diabetes Operating Unit
Courtney Nelson Wills	2025	$442,254	—		$441,201		$25,002	$245,461	$54,560	$1,208,477
Vice President, Chief Corporate Governance & Securities Counsel
Gillian Chandrasena(6)	2025	$80,096	—		$1,717,984	(7)	—	$34,381	$4,904	$1,837,365
VP, Chief Human Resources Officer for the Diabetes Operating Unit
__________________
(1)Position reflects the NEO’s title with Medtronic during fiscal year 2025.
(2)This column represents the grant date fair values of PSU awards with three-year performance periods granted in each applicable year, and the grant date fair value of RSU awards granted in each applicable year, all of which were calculated in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. See “—Stock Awards” below for more details.
(3)Information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 10, “Stock Purchase and Award Plans,” to the combined financial statements included elsewhere in this prospectus.
(4)See “—Non-Equity Incentive Plan Compensation” below for more details.
(5)Represents a lump sum one-time merit bonus paid to Mr. Dianaty in lieu of an annual base pay increase for FY25.
(6)Ms. Chandrasena commenced employment on February 10, 2025. Therefore, amounts reflected for her salary and Non-Equity Incentive Compensation are prorated to reflect her time employed during FY25.
(7)A portion of Ms. Chandrasena’s stock awards represents a new hire RSU award and a special PSU award provided by Medtronic intended to replace forfeited compensation from her previous employer. Ms. Chandrasena’s salary and MIP payment are prorated to reflect her time employed during FY25.
Salary
The salary column represents the base salary earned by each NEO during fiscal year 2025. Each of the NEOs also contributed a portion of their salary to the Medtronic Savings and Investment Plan, Medtronic’s 401(k) plan.

Stock Awards
Amounts reported in the stock awards column for FY25 represent aggregate grant date fair value of performance share units (PSUs) and grants of restricted stock units (RSUs) under the 2021 Medtronic plc Long Term Incentive Plan. The grant date fair value of the RSUs has been determined in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. The grant date value of PSUs is based upon the probable outcome of the performance conditions and is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date, excluding the effect of estimated forfeitures, in accordance with FASB ASC Topic 718, Compensation–Stock Compensation. For purposes of the Summary Compensation Table, we have assumed that the probable outcome of the performance conditions would result in the award vesting at target and the best estimate available for the aggregate compensation cost to be recognized over the service period as of the award date would reflect the value of each PSU at Medtronic’s stock price on the grant date. Accordingly, the grant date fair value was determined by multiplying the number of PSUs awarded by the closing stock price on the date of grant. For PSUs granted in FY25, the values assuming the highest level of performance conditions will be achieved are $7,068,750, $1,178,125, $477,282, and $1,935,845, for Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and, Ms. Chandrasena, respectively. There can be no assurance that these values will ever be realized. There is no assurance that any of the performance targets will be achieved, that the service-based awards will vest or that the any of the recipients will realize the values listed above. For a description of the vesting terms of the stock awards, see the narrative disclosure following the 2025 Grants of Plan-Based Awards table and the footnotes to the 2025 Outstanding Equity Awards at Fiscal Year End table. Additional information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 10, “Stock Purchase and Award Plans,” to the combined financial statements included elsewhere in this prospectus.
Option Awards
The option awards column represents the aggregate grant date fair value of stock option awards granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation- Stock Compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model.
Non-Equity Incentive Plan Compensation
This column reflects the MIP payments earned by the NEOs during 2025 and payable subsequent to fiscal year end. It includes any amounts deferred under the Capital Accumulation Plan as stated in the 2025 Nonqualified Deferred Compensation table. For a more detailed description of the terms of the non-equity incentive plan awards, see the “Fiscal Year 2025 Annual Medtronic Incentive Plan” section of the Compensation Discussion and Analysis.
All Other Compensation
The all other compensation column includes the following:

Name	Fiscal Year	Perquisites and Other Personal Benefits ($)(1)	Tax Reimbursement ($)	Company Contributions to Defined Contribution Plans ($)(2)	Total ($)
Que Dallara	2025	$317,785	$532	$64,470	$382,787
Ali Dianaty	2025	$21,000	$—	$45,008	$66,008
Courtney Nelson Wills	2025	$13,000	$108	$41,453	$54,560
Gillian Chandrasena	2025	$—	$—	$4,904	$4,904
__________________
(1)This column represents the aggregate incremental cost of perquisites and other benefits, and includes:
•For Ms. Dallara, a $67,385 business allowance which includes $43,385 in retroactive payments, $245,000 in relocation expenses and a $5,400 in security services.
•For Mr. Dianaty, a $18,000 business allowance and $3,000 in patent awards.
•For Ms. Nelson Wills, a $13,000 business allowance.

Medtronic occasionally allows its executives to use tickets for sporting and special events previously acquired by Medtronic when no other business use has been arranged. There is no incremental cost to Medtronic for such use.
(2)This amount reflects the contribution by Medtronic to match contributions NEOs elected to make to the Medtronic Savings and Investment Plan. Medtronic provides an automatic matching contribution equal to 50% of a participant’s elective deferrals up to 6% of eligible compensation. Medtronic also may provide a discretionary matching contribution based on our financial performance during the fiscal year that, when combined with the automatic matching contribution, will not exceed 150% of a participant’s elective deferrals up to 6% of eligible compensation. In fiscal year 2025 the EPS achievement was $5.49 this equaled a $0.673 matching contribution for every $1 elective deferral a participant contributed to the plan up to 6% of eligible compensation. Participants in the Personal Investment Account (“PIA”) receive a contribution from Medtronic equal to 5% of eligible pay at the end of the fiscal year. The amount for Ms. Nelson Wills includes $34,337 in Medtronic contributions to the qualified ($17,250) and nonqualified PIA ($17,087). Participants in the Medtronic Core Contribution Plan (“MCC”) receive a contribution from Medtronic equal to 3% of eligible pay at the end of the fiscal year. The amount for Ms. Dallara includes $50,539 in Medtronic contributions to the qualified ($10,350) and the nonqualified MCC ($40,189). The amount for Mr. Dianaty includes $34,105 in Medtronic contributions to the qualified ($10,350) and the nonqualified MCC ($23,755). The amount for Ms. Chandrasena includes $2,452 in Medtronic contributions to the qualified MCC . For additional information on the nonqualified MCC plan, see the 2025 Nonqualified Deferred Compensation table.
2025 Grants of Plan-Based Awards Table
The following table summarizes all plan-based award grants to each of the NEOs during fiscal year 2025. Threshold amounts assume attainment of plan performance thresholds. You should refer to the Compensation Discussion and Analysis section entitled “Fiscal Year 2025 Compensation Program Design” to understand how plan-based awards are determined. A narrative description of the material factors necessary to understand the information in the table is provided below.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive)			Estimated Future Payouts Under Equity Incentive Plan Awards (Performance Share Units)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Option Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Award Type(1)	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Que Dallara	MIP			$382,500	$765,000	$1,530,000
	PSU	07/29/24	06/20/24				18,750	37,500	75,000				$3,534,375
	OPT	07/29/24	06/20/24								110,880	$80.00	$1,800,137
	RSU	07/29/24	06/20/24							15,000			$1,200,000
Ali Dianaty(2)	MIP			$201,230	$402,460	$804,920
	PSU	07/29/24	07/26/24				3,125	6,250	12,500				$589,063
	PSU	07/29/24	07/26/24				781	3,125	3,125				$250,000
	OPT	07/29/24	07/26/24								1,540	$80.00	$25,002
	RSU	07/29/24	07/26/24							6,250			$500,000
	RSU	10/28/24	10/25/24							608			$55,085
Courtney Nelson Wills	MIP			$133,301	$266,603	$533,205
	PSU	07/29/24	07/26/24				1,266	2,532	5,064				$238,641
	OPT	07/29/24	07/26/24								1,540	$80.00	$25,002
	RSU	07/29/24	07/26/24							2,532			$202,560
Gillian Chandrasena (3)	MIP			$18,347	$36,695	$73,389
	PSU	03/03/25	07/26/24				3,977	7,954	15,908				$967,922
	RSU	03/03/25	07/26/24							7,954			$750,062
__________________
(1)MIP = Annual performance-based plan award granted under the Medtronic Incentive Plan. As described above in the Compensation Discussion and Analysis, Medtronic’s financial performance including revenue growth, non-GAAP EPS, and free cash flow can be adjusted up or down based on Team Performance and Individual Performance.
PSU = Long-term performance plan award granted under the 2021 Medtronic plc Long Term Incentive Plan
OPT = Nonqualified stock options granted under the 2021 Medtronic plc Long Term Incentive Plan
RSU = Time-based restricted stock unit granted under the 2021 Medtronic plc Long Term Incentive Plan
(2)Mr. Dianaty was granted a special PSU award on July 29, 2024. This award was granted to certain Medtronic executives below the Medtronic executive committee level based upon a FY25 gross margin metric, with the number of shares earned to be settled in December 2026. The maximum payout for this award is capped at target. In addition, Mr. Dianaty was granted a nomination-based “Patent of Distinction” RSU award on October 28, 2024 for work on a special project.

(3)Awards for Ms. Chandrasena were granted to her by Medtronic in order to replace forfeited compensation from her previous employer, and include new hire RSU award and a special PSU award. The special PSU award incorporates Medtronic’s FY25-FY27 performance measures, goals, and standard terms and conditions.
Estimated Future Payouts under Non-Equity Incentive Plan Awards
Amounts in these columns represent potential payouts at threshold, target, and maximum performance under fiscal year 2025 MIP funding pool. Earned payouts under the MIP for annual revenue growth, diluted EPS, and free cash flow can range from 50% to 200%. The team scorecard can modify the funding pool between 80% and 100%, and the individual scorecard can modify the Medtronic and team scorecards by 0% to 200%. The maximum payout by individual is capped at 200% of target. The maximum dollar value that may be paid to any participant in qualified performance-based awards denominated in cash in any fiscal year is $10 million for each NEO. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”
Estimated Future Payouts under Equity Incentive Plan Awards
Amounts in these columns represent potential payouts at threshold, target, and maximum performance under the fiscal year 2025-2027 PSUs. The threshold amount assumes shares earned at the threshold performance for revenue growth and relative shareholder return. The performance share plan is designed to increase the emphasis on long-term growth and value creation, with the weighting of 3-year revenue growth and 3-year relative total shareholder return at 50% each. Return on Invested Capital (12-month non-GAAP earnings after the removal of after-tax impact of amortization and excluding non-recurring items, plus interest expense net of tax all divided by Total Equity plus Interest-Bearing Liabilities less Cash and Cash Equivalents for each year averaged over the three-year period) acts as a downward modifier, reducing the payout by 30% if a minimum level of ROIC is not achieved. Unvested PSUs receive dividend equivalent units (“DEUs”), which are credited and added to the share balance. DEUs are only paid to the extent the underlying PSUs are earned.
All Other Stock Awards
The amounts reported in this column represent grants of RSUs with the following vesting schedules: annual awards vest 100% on the third anniversary of the grant date; Mr. Dianaty’s “Patent of Distinction” RSU award vests 25% per year over four years; and Ms. Chandrasena’s one-time new hire RSU award vests 33% per year over three years. Unvested RSUs receive dividend equivalent units (DEUs), which are credited and added to the share balance. DEUs are only paid to the extent the underlying RSUs are earned.
All Other Option Awards/Exercise or Base Price of Option Awards
The exercise or base price of the stock option grant represents the closing market price of Medtronic common stock on the date of grant. Option awards vest 25% on each anniversary of the date of grant over a four-year period.
Grant Date Fair Value of Stock and Option Awards
This column represents the grant date fair value of each equity award granted in fiscal year 2025 computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Additional information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 10, “Stock Purchase and Award Plans,” to the consolidated financial statements included in this prospectus.

2025 Outstanding Equity Awards at Fiscal Year-End
The table below reflects all outstanding equity awards made to each of the NEOs that were outstanding at the end of fiscal year 2025. The market or payout value of unearned shares, units or other rights that have not vested is based on $84.16, which was the closing price of Medtronic’s ordinary shares on the NYSE on April 25, 2025, and for performance share unit awards presumes that the target performance goals are met.

	Option Awards					Stock Awards
		Number of Securities Underlying Unexercised Options (#)
Name	Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Que Dallara	5/2/2022	40,183	13,395	$103.14	5/2/2032	5/2/2022	4,354	$366,471
	8/1/2022	33,964	33,965	$93.08	8/1/2032	8/1/2022	9,430	$793,619
	7/31/2023	18,052	54,156	$87.76	7/31/2033	8/1/2022			23,574	$1,984,001
	7/29/2024	—	110,880	$80.00	7/29/2034	7/31/2023	10,888	$916,309
						7/31/2023			27,218	$2,290,684
						7/29/2024	15,377	$1,294,167
						7/29/2024			38,444	$3,235,417
Ali Dianaty	7/30/2018	2,119	—	$89.08	7/30/2028	8/1/2022	2,358	$198,428
	8/3/2020	8,596	—	$97.33	8/3/2030	8/1/2022			5,894	$496,023
	8/2/2021	813	272	$131.26	8/2/2031	7/31/2023	2,782	$234,170
	8/2/2021	4,296	1,433	$131.26	8/2/2031	7/31/2023			6,956	$585,380
	11/1/2021	20,009	6,670	$120.23	11/1/2031	12/6/2023	4,400	$370,268
	11/1/2021	3,452	1,151	$120.23	11/1/2031	7/29/2024	6,407	$539,236
	8/1/2022	8,491	8,492	$93.08	8/1/2032	7/29/2024			6,407	$539,236
	8/1/2022	708	708	$93.08	8/1/2032	7/29/2024			3,204	$269,618
	7/31/2023	334	1,004	$87.76	7/31/2033	10/28/2024	618	$52,049
	7/31/2023	4,613	13,840	$87.76	7/31/2033
	7/29/2024	—	1,540	$80.00	7/29/2034
Courtney Nelson Wills	7/31/2017	92	—	$83.97	7/31/2027	8/1/2022	531	$44,690
	7/30/2018	1,137	—	$89.08	7/30/2028	8/1/2022			1,326	$111,633
	8/3/2020	4,889	—	$97.33	8/3/2030	10/31/2022	449	$37,819
	8/2/2021	813	272	$131.26	8/2/2031	10/31/2022			1,122	$94,411
	8/2/2021	2,417	806	$131.26	8/2/2031	7/31/2023	980	$82,464
	8/1/2022	708	708	$93.08	8/1/2032	7/31/2023			2,450	$206.205
	8/1/2022	1,910	1,911	$93.08	8/1/2032	7/29/2024	2,596	$218,455
	10/31/2022	1,382	1,383	$87.34	10/31/2032	7/29/2024			2,596	$218,455
	7/31/2023	334	1,004	$87.76	7/31/2033
	7/31/2023	1,624	4,875	$87.76	7/31/2033
	7/29/2024	—	1,540	$80.00	7/29/2034
Gillian Chandrasena						3/3/2025	8,021	$675,061
						3/3/2025			8,021	$675,061
__________________
(1)Amounts in these columns may include dividend equivalent units that will be distributed upon distribution of the underlying awards.

The table below shows the vesting schedule for all unexercisable options, which generally vest 25% on each anniversary of the date of grant over a four-year period, generally subject to continued service.

	Vesting Schedule for Unexercisable Options
Name	Grant Date		2025	2026	2027	2028
Que Dallara	5/2/2022	(1)	13,395
	8/1/2022		16,982	16,983
	7/31/2023		18,052	18,052	18,052
	7/29/2024		27,720	27,720	27,720	27,720
Ali Dianaty	8/2/2021		272
	8/2/2021		1,433
	11/1/2021	(1)	1,151
	11/1/2021		6,670
	8/1/2022		354	354
	8/1/2022		4,246	4,246
	7/31/2023		334	335	335
	7/31/2023		4,613	4,613	4,614
	7/29/2024		385	385	385	385
Courtney Nelson Wills	8/2/2021		272
	8/2/2021		806
	8/1/2022		955	956
	8/1/2022		354	354
	10/31/2022	(2)	691	692
	7/31/2023		334	335	335
	7/31/2023		1,625	1,625	1,625
	7/29/2024		385	385	385	385
__________________
(1)Remainder of award vests on August 2, 2025.
(2)Remainder of award vests on August 1, 2025 and August 1, 2026.

The table below shows the vesting schedule for all unvested restricted stock units and performance share units. Time-vested restricted stock units generally cliff vest on the third anniversary of the grant date and are subject to continued service. Performance share units are reported as if target performance goals have been met.

	Vesting Schedule for Unvested Restricted Stock Units and Performance Share Units
Name	Grant Date		2025	2026	2027	2028
Que Dallara	5/2/2022	(1)		2,177	2,177
	8/1/2022		23,574
	8/1/2022		9,430
	7/31/2023			27,218
	7/31/2023			10,888
	7/29/2024				38,444
	7/29/2024				15,377
Ali Dianaty	8/1/2022		5,894
	8/1/2022		2,358
	7/31/2023			6,956
	7/31/2023			2,782
	12/6/2023	(2)	2,200	2,200
	7/29/2024	(3)		3,204
	7/29/2024				6,407
	7/29/2024				6,407
	10/28/2024	(4)	154	154	155	155
Courtney Nelson Wills	8/1/2022		1,326
	8/1/2022		531
	10/31/2022		1,122
	10/31/2022		449
	7/31/2023			2,450
	7/31/2023			980
	7/29/2024				2,596
	7/29/2024				2,596
Gillian A. Chandrasena	3/3/2025	(2)		2,673	2,674	2,674
	3/3/2025				8,021
__________________
(1)Remainder of award vests on March 10, 2026 and March 10, 2027.
(2)Award vests 33% on each anniversary of the grant date for three years.
(3)Award cliff vests on December 6, 2026.
(4)Award vests 25% on each anniversary of the grant date for four years.
2025 Option Exercises and Stock Vested
The table below includes information related to options exercised by each of the NEOs and restricted stock units that vested during fiscal year 2025. The table also includes the value realized for such options and restricted stock units. For options, the value realized on exercise is equal to the difference between the market price of the underlying shares at exercise and the exercise price of the options. For stock awards, the value realized on vesting is equal to the market price of the underlying shares at vesting.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Que Dallara	—	$—	22,436	$1,908,312
Ali Dianaty	—	$—	20,194	$1,767,794
Courtney Nelson Wills	—	$—	791	$64,474
Gillian Chandrasena	—	$—	—	—
2025 Nonqualified Deferred Compensation

Name		Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)(4)
Que Dallara	CAP	—	—	$5,248	—	$79,859
	NRPS	—	$40,189	$1,315	—	$67,034
Ali Dianaty	CAP	—	$0	$0	—	—
	NRPS	—	$23,755	$5,134	—	$113,348
Courtney Nelson Wills	CAP	$36,674	—	$12,190	—	$205,793
	NRPS	—	$17,087	$5,020	—	$101,122
Gillian Chandrasena	CAP	—	—	—	—	—
	NRPS	—	—	—	—	—
_________________
CAP = Capital Accumulation Plan
NRPS = Nonqualified Retirement Plan Supplement
PSUs = Deferred Performance Shared Units
(1)The following amounts of Executive Contributions from the table above have been reported in the “Non-Equity Incentive Compensation” columns in the Summary Compensation Table:

Name	Contributions
Que Dallara	—
Ali Dianaty	—
Courtney Nelson Wills	$36,674
Gillian Chandrasena	—
(2)These amounts are included in the Summary Compensation Table in the “All Other Compensation” column.
(3)No amounts of Aggregate Earnings from the table above have been reported in the current year’s Summary Compensation Table for any of our NEOs since the earnings were not preferential or above market.
(4)No amounts of Aggregate Balance from the table above have been reported in the Summary Compensation Table from prior fiscal years.
Capital Accumulation Plan
Medtronic provides all employees at the vice president level or above, including NEOs, and other highly compensated employees with a market-competitive nonqualified deferred compensation plan through the CAP. The plan allows these employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses based on the performance of selected investment alternatives. These alternatives are the same as those offered in Medtronic’s tax-qualified 401(k) plan for all employees. There are no Medtronic contributions to the plan or Medtronic subsidized returns or Medtronic guaranteed returns.
The Capital Accumulation Plan allows U.S. executives of Medtronic to defer:
•up to 50% of their base salary;

•up to 80% of their annual incentive plan payments; and
•up to 80% of their commissions (applicable only to those executives in a commission plan).
The minimum amount of each reward element that may be deferred is 10%. Medtronic does not make any contributions to the CAP; the aggregate balances shown above represent amounts that the NEOs earned but elected to defer, plus gains (or losses). Participants receive credits of gains or losses daily based on funds that are indexed to 21 investment alternatives, which are all also available under the Medtronic 401(k) plan. Investment returns for these investment alternatives are shown below.

12-month Return on Funds as of April 25, 2025
Medtronic plc Stock Fund	9.17%
Income Fund	8.14%
Growth Fund	8.74%
International Equity Index	12.33%
Capital Preservation Fund	2.71%
U.S. Equity Index	11.40%
Bond Index	8.04%
Retirement Income	8.50%
Retirement 2015	8.57%
Retirement 2020	8.58%
Retirement 2025	8.60%
Retirement 2030	8.65%
Retirement 2035	8.73%
Retirement 2040	8.77%
Retirement 2045	8.78%
Retirement 2050	8.80%
Retirement 2055	8.80%
Retirement 2060	8.81%
Inflation Protected	8.16%
10T-100	4.04%
10T-120	4.85%
When participants elect to defer amounts, they also select when the amounts will ultimately be distributed. Distributions may be made on a certain future date (as long as that date is at least five years beyond the period of deferral) or at retirement, or, for specified employees under Section 409A of the Code, six months after the date of retirement (in the form of a lump sum distribution or installments over 5, 10 or 15 years). All distributions are made in cash, and there are limited opportunities to change the distribution elections. These include a hardship withdrawal and a “redeferral” election that must be made at least 12 months prior to a scheduled payment (and only if the redeferral is for at least an additional five years).
PSUs
Under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan and the 2021 Medtronic plc Long Term Incentive Plan, certain participants, including the NEOs, are allowed to defer the receipt of earned performance share units for a specified period or until a specific date. This deferral election can be between 5% and 80% (in 5% increments) of the total performance share units that would have otherwise been settled on the applicable settlement date.

Nonqualified Retirement Plan Supplements
The NRPS is designed to restore benefits lost under the PIA and MCC due to covered compensation limits prescribed by the Code. Upon separation from service, within the meaning of Section 409A of the Code (generally, retirement, termination of employment, or significant reduction in work schedule), the amount of retirement benefits earned under the NRPS is calculated. If the aggregate value of the participant’s benefit is less than or equal to $100,000, the value is paid out as a lump sum six months after separation from service. If the aggregate value of the participant’s benefit exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after separation from service. The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest was determined based on a declining balance schedule using an interest rate of 6% until April 2023 when the interest rate provided to all plan participants during the installment period was changed to 2%, generally for retirements or terminations after April 28, 2023. This interest rate change aligns to standard market practice and reinforces fiscal responsibility for Medtronic. In the event of the employee’s death prior to the completion of the 15-year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named, the benefit is payable to the employee’s surviving spouse, or if there is no surviving spouse, to the children, or if there are no survivors, to the estate.
Personal Investment Account
Available to employees hired on or before December 31, 2015, the PIA is a defined contribution plan in which employees receive a company contribution equal to 5% of the employee’s eligible pay. Of the 5%, 4% is for retirement income and 1% is intended for retiree medical costs. Employees become vested in the PIA after three years of employment.
Medtronic Core Contribution
Available to Medtronic employees hired on or after January 1, 2016, the MCC is a defined contribution plan in which employees receive a company contribution equal to 3% of eligible pay at the end of the fiscal year. Employees become vested in MCC after three years of employment.
2025 Potential Payments Upon Termination or Change in Control
Medtronic Severance Practices
Ms. Dallara is subject to Medtronic’s Executive Committee Severance Practices. These practices, which have received the approval of Medtronic’s board of directors, provide severance payments and benefits under certain termination events. In the event that Ms. Dallara’s employment is terminated by the Medtronic without cause, such executive will be entitled to the following payments:
•1.5 times the sum of such executive’s annual base salary and the lesser of (a) the target annual cash opportunity under the MIP or (b) the actual or forecasted actual payout of the MIP based on performance (whichever is less),
•the value of 18 months of continued health and dental insurance coverage, and
•outplacement services.
The forecasted MIP payout must be determined at the time severance is calculated and paid.
Mr. Diantay, Ms. Nelson Wills, and Ms. Chandrasena are each subject to Medtronic’s Executive Severance Practices. These practices provide severance payments and benefits under certain termination events. In the event that the Executive’s employment is terminated by the Medtronic without cause, such executive will be entitled to the following payments:
•12 to 18 months of such executive’s annual base salary,
•the value of 12 to 18 months of continued health insurance coverage, and

•outplacement services.
The NEOs are not entitled to any severance or other termination benefits in connection with a termination for any other reason.
The table below illustrates the payments due upon involuntary termination as described in the section above, assuming a termination date of April 25, 2025.

Name	Severance Amount	Welfare Benefits	Equity Continuation	Total
Que Dallara	$2,295,000	$51,387	$366,470	$2,712,857
Ali Dianaty	$862,414	$48,068	691,935	$1,602,417
Courtney Nelson Wills	$444,338	$2,316	$—	$446,654
Gillian Chandrasena	$445,000	$32,983	$675,061	$1,153,044
As noted above, we have entered into new offer letters or letters of intent with our NEOs. See “—Future Compensation Programs—Post-Offering Compensation.”
Change of Control Policy
Under Medtronic’s change of control policy, no benefits are payable to an executive officer of Medtronic unless there is both a change of control and a termination of the executive by Medtronic other than for cause or by the executive for “good reason” as defined by the policy. This is known as a double trigger. Absent a change of control, the policy does not require Medtronic to retain the executives or to pay them any specified level of compensation or benefits. Ms. Dallara is the only NEO covered under Medtronic’s change of control policy.
The policy provides that for three years after a change of control—the first trigger—there will be no adverse change in the executive’s salary, bonus opportunity, benefits, or location of employment. If during this three-year period the executive’s employment is terminated by Medtronic other than for cause, or if the executive terminates his or her own employment for good reason (as defined in the policy, and including compensation reductions, demotions, relocation, and excess travel)—the second trigger—the executive is entitled to receive payment of accrued salary and annual and long-term incentives through the date of termination as well as accrued pension benefits and any outstanding deferred compensation, and, except in the event of death or disability, a lump sum severance payment equal to the prorated value of the Highest Annual Bonus and two times the sum of his or her base salary and Highest Annual Bonus. For these purposes, Highest Annual Bonus means the greater of the average of the bonuses received by the executive for the last three completed fiscal years preceding the year of termination, and the bonus payable for the most recently completed fiscal year. Additionally, the executive is entitled to certain retirement and welfare benefits as further described below in the footnotes to the table. The change of control policy does not include provisions for a “golden parachute” excise tax gross up. Instead, such payments may be subject to reduction (any such payment a “Reduced Payment”) to the extent it would cause the recipient to receive an “excess parachute payment” (as defined in the Code) unless the change of control payments, less the amount of any excise taxes payable by the NEO, is greater than the Reduced Payment.
Generally, and subject to certain exceptions, a change of control is deemed to have occurred if:
•a majority of the Medtronic board of directors are individuals other than the nominees for whose election proxies have been solicited by the Medtronic board of directors, or who are then serving as directors appointed by the Medtronic board of directors to fill vacancies caused by death or resignation (but not removal) of a director or to fill newly created directorships;
•another party becomes the beneficial owner of at least 30% of Medtronic’s outstanding voting stock; or
•Medtronic merges or consolidates with another party (other than certain limited types of mergers), or exchanges shares of voting stock of Medtronic for shares of another corporation pursuant to a statutory exchange, sells or otherwise disposes of all or substantially all of Medtronic’s assets, or is liquidated or dissolved.

If a change of control of Medtronic occurs, awards under Medtronic’s annual incentive plan will accelerate and, subject to certain limitations set forth in the plan, each participant will be entitled to a final award based on certain assumptions as to target performance and salary. On December 9, 2021, Medtronic shareholders approved the 2021 Medtronic plc Long Term Incentive Plan, which replaced the Medtronic, Inc. 2013 Stock Award and Incentive Plan, which previously replaced Medtronic’s 2008 Stock Award and Incentive Plan, and which was amended and restated in connection with the acquisition of Covidien by Medtronic. For awards granted under the 2021 Medtronic plc Long Term Incentive Plan, the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan, or the Medtronic 2008 Stock Award and Incentive Plan and related award agreements, stock options will only become exercisable in full, and all restrictions under such outstanding restricted stock or units will lapse only if the award is not replaced by a qualifying replacement award that satisfies certain conditions set forth in the plan or, if a replacement award is granted, upon termination of a participant’s employment by Medtronic without cause or by the participant for good reason during the two years following the date of the change of control (such treatment of equity awards, the “CIC Equity Acceleration”).
If a change of control occurs during a plan year, subject to certain limitations, Medtronic’s matching contribution to the Medtronic 401(k) plan will equal the greater of Medtronic’s target percentage matching contribution, or if the change of control occurs after the first quarter of a plan year, the percentage contribution Medtronic would have made upon completion of the plan year based on performance as most recently projected by Medtronic prior to the change of control and disregarding the effects of the change of control.
The table below reflects estimated payments for Ms. Dallara as a result of the change of control policy and the CIC Equity Acceleration and for the other NEOs, reflects estimated payments as a result of the CIC Equity Acceleration, each assuming on April 25, 2025: (1) a change of control occurred and (2) Medtronic terminated the executive’s employment other than for cause or disability or the executive terminates employment for good reason.

Name	Severance Amount(1)	Accelerated Vesting of Performance Share Units(2)	Accelerated Vesting of Stock Options(3)	Accelerated Vesting of Restricted Stock Units(4)	Other(5)	Total
Que Dallara	$4,309,110	$7,510,102	$461,260	$3,370,565	$240,484	$15,891,521
Ali Dianaty	$862,414	$1,890,258	$6,406	$1,394,151	$48,068	$4,201,297
Courtney Nelson Wills	$444,338	$630,705	$6,406	$383,429	$2,316	$1,467,193
Gillian Chandrasena	$445,000	$675,061	$—	$675,061	$32,983	$1,828,105
_________________
(1)For Ms. Dallara, this amount includes two times the sum of (a) the executive’s base salary at the time of termination and (b) the greater of fiscal year 2025’s annual bonus or the average of the annual bonuses for the three most recently completed fiscal years., as well as the prorated value of the greater of fiscal year 2025’s annual bonus or the average of the annual bonuses for the three most recently completed fiscal years. For the other NEOs, the amounts reflect the severance benefits shown in the table immediately above.
(2)This amount represents the value of unvested performance share units (at target) and dividend-equivalent units as of April 25, 2025, at the closing price on that date of $84.16.
(3)This amount represents the market gain (or intrinsic value) of unvested options as of April 25, 2025, at the closing price on that date of $84.16.
(4)This amount represents the value of unvested restricted stock units, RSUs, and dividend-equivalent units as of April 25, 2025, at the closing price on that date of $84.16.
(5)For Ms. Dallara this amount represents the estimated value of the 2-year continuation of Medtronic contributions to certain retirement plans (including the 401(k) plan, the qualified and nonqualified plan), and health and miscellaneous welfare benefits for two years. For the other NEOs, the amounts reflect the welfare benefits reflected in the table immediately above.
Following the completion of this offering, payments that may be made to our NEOs upon certain terminations of employment or in connection with a change of control will be governed by the terms and conditions of our compensation programs that are in effect following the completion of this offering. Those terms and conditions may be materially different from the terms and conditions applicable under the compensation programs maintained by Medtronic. See “—Future Compensation Programs—Post-Offering Compensation.”

Future Compensation Programs
Overview
As described above, our Compensation and Talent Committee has not yet been established and therefore has not established a specific set of objectives or principles for our compensation programs following the completion of this offering. Following the completion of this offering, our Compensation and Talent Committee will review each of the elements of our compensation programs. We believe that this offering will enable us to offer our key employees compensation directly linked to the performance of our business, which we expect will enhance our ability to attract, retain, and motivate qualified personnel and serve the interests of our shareholders.
Medtronic has engaged Aon, on our behalf, to assist in making certain decisions for our executive compensation program. We expect our Compensation Committee will retain its own independent compensation consultant to advise in its compensation planning decisions following the completion of this offering.
Post-Offering Peer Group
Based upon the advice of Aon, the following nine companies have been identified as our peers:

9-Company MiniMed Compensation Comparison Group
DexCom	Masimo
Exact Sciences	ResMed
Hologic	Tandem Diabetes Care
Insulet	Teleflex
Intuitive Surgical
The post-offering peer group was selected from publicly traded companies of similar size operating in the healthcare, industrials and information technology industries, with final selection focused on direct competitors.
Post-Offering Compensation
In connection with this offering, Medtronic has entered into letters of intent detailing individual compensation arrangements to be effective upon the completion of this offering with each of Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena. Each letter of intent establishes the annual base salary for the NEO. In addition, the letters of intent provide that the NEOs will be eligible to participate in our annual incentive plan and long-term incentive program. The letters of intent also reflect one-time compensation adjustments, generally provided in connection with a Medtronic executive’s promotion, in order to align the executive’s compensation with market standards based on increased duties and responsibilities (as further detailed below). Ms. Nelson Wills’s letter of intent also entitles her to severance benefits in the event that (i) the SVP, General Counsel role of a standalone or separate company from Medtronic does not occur by September 30, 2026, or (ii) upon an involuntary termination not-for-cause or a reduction in force, consisting of 18 months of base salary plus 18 months of target annual incentive, which provision sunsets upon the completion of this offering and will be replaced by our go-forward severance provisions.
Medtronic also entered into an offer letter with Mr. Spooner, dated May 28, 2025, in connection with his hiring. The offer letter establishes his annual base salary and eligibility to participate in Medtronic’s MIP and Medtronic’s annual long-term incentive program. Additionally, under his offer letter, Mr. Spooner is entitled to the following compensation and benefits: (i) a one-time new hire cash bonus of $1,400,000 payable in two installments ($500,000 in March 2026 and $900,000 in June 2026), to which he remains entitled upon involuntary termination without Cause (as defined in Medtronic’s 2023 Stock Award and Incentive Plan) or if Medtronic’s Diabetes operating unit or we do not have an EVP & CFO position for a standalone company by September 30, 2026, but which is forfeited upon voluntary resignation prior to payout; (ii) a one-time special restricted stock unit award with a target value of $2,250,000 which vests in equal annual installments over three years commencing March 3, 2026, to which he remains entitled subject to the same continuation and forfeiture provisions as the cash bonus; (iii) a non-qualified stock option grant with a target value of $25,000; (iv) relocation assistance; (v) an annual business allowance of

$18,000 for automobile, tax preparation, financial planning, and related expenses; (vi) eligibility to participate in Medtronic’s Capital Accumulation Plan, a non-qualified deferred compensation plan; and (vii) severance benefits upon termination without cause or if no EVP & CFO position exists by September 30, 2026, which would consist of 18 months of base salary plus target MIP, 18 months of COBRA coverage, and other standard components of Medtronic’s Severance Pay Plan for Executives, contingent upon execution of a severance and release agreement and subject to replacement by our severance provisions upon the completion of this offering. The one-time new hire cash bonus and special restricted stock unit award were granted to align Medtronic’s recruiting efforts with market practices, including providing awards on terms similar to awards Mr. Spooner forfeited when leaving his former employer.
In recognition of their increased leadership roles and responsibilities in connection with running a public company, Medtronic has approved certain compensation arrangements for our executives, to be effective upon the completion of this offering. For Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, these increases were determined after taking into account the applicable executive’s current and proposed target total direct compensation and the compensation of similarly situated executives at what Medtronic considered to be our peer companies following the completion of this offering. For Mr. Spooner, who was newly hired in connection with this offering, the compensation arrangements reflect market-competitive packages established based on peer company benchmarking. The table below sets forth the expected compensation levels for our NEOs as of the completion of this offering. As with other components of our compensation program, our Compensation and Talent Committee will continue to review the compensation levels of our executives, and may adjust them as it deems appropriate.

Name	Salary ($)	Target Annual Cash Incentive ($)	Target Long-Term Equity Incentive ($)	Target Total Direct Compensation ($)
Que Dallara	$980,000	$1,176,000	$8,000,000	$10,156,000
Chad Spooner	$675,000	$573,750	$2,500,000	$3,748,750
Ali Dianaty	$640,000	$544,000	$1,920,000	$3,104,000
Courtney Nelson Wills	$525,000	$367,500	$1,050,000	$1,942,500
Gillian Chandrasena	$475,000	$332,500	$712,500	$1,520,000
Additionally, upon the completion of this offering, we anticipate that each NEO will receive an additional one-time equity award under the MiniMed LTIP (as defined and described below in “—Long Term Incentive Plan”) in recognition of such NEO’s contributions prior to this offering and to incentivize performance following this offering. A portion of each award is expected to be subject to time-based vesting over four years and the remainder is expected to be subject to both time-based and performance-based vesting over a one-year period following the completion of this offering.
Long Term Incentive Plan
In connection with this offering, we expect to implement a long-term incentive plan, which we refer to as the MiniMed Group, Inc. 2026 Long Term Incentive Plan (the “MiniMed LTIP”). The MiniMed LTIP is expected to become effective prior to the completion of this offering (the “MiniMed LTIP Effective Date”). The following summary describes the expected material terms of the MiniMed LTIP and is qualified in its entirety by reference to the MiniMed LTIP, the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part. The Employee Matters Agreement will also provide that, prior to the Divestment Date, Medtronic’s written consent will be required before we can grant any awards under the MiniMed LTIP.
Administration
The MiniMed LTIP will be administered by the Compensation and Talent Committee, provided that the Compensation and Talent Committee may, except to the extent prohibited by applicable law or applicable exchange listing standards, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. However, the Compensation and Talent Committee may not delegate any responsibility or power to the extent that such delegation would make any award subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act. The Compensation and Talent Committee will have plenary authority, among others, to grant awards to eligible individuals pursuant to the terms of the MiniMed LTIP, to select eligible individuals to receive awards, determine the number of shares to be covered by each award, determine the terms and conditions of each award, modify, amend, or adjust the terms and conditions of any award, interpret the terms and provisions of the MiniMed LTIP and award agreements, accelerate the vesting or lapse of restrictions of any outstanding award, and otherwise administer the MiniMed LTIP. Any authority granted to the Compensation and Talent Committee may also be exercised by the full Board, and to the extent that any permitted action taken by the Board conflicts with action taken by the Compensation and Talent Committee, the action taken by the Board will control.
Eligible Participants
Directors, officers, employees, and consultants of the Company or any subsidiary, and prospective employees, officers and consultants who have accepted offers of employment or consultancy from the Company or any subsidiary, will be eligible to participate in the MiniMed LTIP; provided however, that no grant will be effective prior to the date on which such individual’s employment or consultancy commences. Incentive stock options may be granted only to employees of the Company and its subsidiaries. An eligible individual will become a “participant” under the MiniMed LTIP if he or she receives an award under the MiniMed LTIP.
Aggregate Number of Shares
The maximum aggregate number of shares of our common stock that may be issued or acquired and delivered under the MiniMed LTIP will be the sum of (i) the number of shares equal to twelve percent (12%) of the outstanding shares of our common stock following completion of this offering and (ii) any shares relating to the MiniMed LTIP which become available for grants under the MiniMed LTIP following the MiniMed LTIP Effective Date pursuant to the share recycling provisions set forth therein (collectively, the “Share Reserve”). Any shares delivered with respect to awards under the MiniMed LTIP in assumption of, or in substitution for, an award of a company or business (that is not, prior to the applicable transaction, a subsidiary of the Company) acquired by the Company or a subsidiary or with which the Company or a subsidiary combines (“Substitute Award”), including Medtronic equity awards that are converted into Company equity awards in accordance with the Employee Matters Agreement, will not reduce the shares available for issuance under the MiniMed LTIP.
The Share Reserve will automatically increase on May 1 of each calendar year commencing on May 1 of the calendar year after the calendar year of the MiniMed LTIP Effective Date and ending on and including May 1, 2036. The amount of each increase will be three percent (3%) of the total number of shares outstanding on April 30 of such calendar year. Notwithstanding the foregoing, the Compensation and Talent Committee in its exclusive discretion may act before May 1 of any year not to increase the Share Reserve for that year, or to increase the Share Reserve by a lesser number of shares.
Shares subject to awards that are forfeited, terminated, expired, lapsed or otherwise not issued under an award, and shares subject to awards settled in cash, will be available for issuance in connection with future awards under the MiniMed LTIP. In the event that any shares are withheld by the Company or previously acquired shares are tendered by a participant to satisfy any tax withholding obligation with respect to an award other than an option or a stock appreciation right, then the shares so tendered or withheld will automatically again become available for issuance under the MiniMed LTIP.
Certain Award Limitations
Minimum Vesting Requirement
All awards granted under the MiniMed LTIP will be subject to a minimum vesting period of at least one (1) year. The minimum vesting periods will not apply: (i) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation, (ii) upon a termination of employment due to death, disability or retirement, (iii) upon a Change of Control (as defined in the MiniMed LTIP), (iv) to a Substitute Award that does not reduce the vesting period of the award being replaced, (v) to awards granted to non-employee directors of the Board that vest on the earlier of (x) the day of or the day prior to the next annual meeting of stockholders of the Company, and (y) the one-year anniversary of the grant date of such award, or (vi) to awards involving an aggregate number of shares not in excess of five percent (5%) of the shares available for grant under the plan.
Director Compensation Limit
The maximum number of shares of our common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director and including the value of any awards received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments during the fiscal year in respect of such non-employee director’s service on the Board, will not exceed $1,000,000 in total value.
Adjustments Upon Change of Control
Upon a Change of Control, all then-outstanding options and stock appreciation rights will fully vest and become exercisable, and all other awards (other than performance awards) will fully vest, become unrestricted, and be deemed earned and immediately payable at full value, unless the participant receives a replacement award meeting the following criteria: (i) it is the same type as the award it replaces; (ii) it has a fair market value at least equal to the replaced award as of the Change of Control; (iii) if the replaced award was equity-based, it pertains to publicly traded securities of the Company, the surviving corporation, or the resulting parent entity; and (iv) its terms and conditions are no less favorable to the participant than those of the replaced award as of the Change of Control. Any performance award not replaced by a replacement award will be deemed earned and immediately payable at full value, with performance goals deemed achieved at the greater of (x) target or (y) the level of actual performance determined by the Compensation and Talent Committee as of the Change of Control.
If, in connection with or within two years after a Change of Control, a participant is terminated by the Company without Cause or resigns for Good Reason (each as defined in the MiniMed LTIP): (i) all replacement awards held by the participant will fully vest and be deemed earned and immediately payable as of the date of such termination, and (ii) all options and stock appreciation rights held by the participant immediately before termination (including replacement awards) will remain exercisable until the earlier of (A) the third anniversary of the Change of Control or (B) the award’s original expiration date, unless the applicable award agreement provides a longer period of exercisability, in which case that provision will control.
Adjustments Upon Other Corporate Transactions
In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spinoff, disaffiliation, extraordinary dividend of cash or other property, or similar event affecting the Company or any of its subsidiaries (a “Corporate Transaction”), or any stock dividend, stock split, reverse stock split, reorganization, share combination, recapitalization, or similar event affecting the Company’s capital structure, the Compensation and Talent Committee or the Board will make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of our common stock or other securities reserved for issuance and delivery under the MiniMed LTIP, (ii) the various maximum share limitations set forth in the MiniMed LTIP, (iii) the number and kind of shares of our common stock or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards.
In the case of a Corporate Transaction, the Compensation and Talent Committee or Board may, in its sole discretion, cancel outstanding awards in exchange for cash, property, or a combination thereof of equal value; substitute other property for the shares underlying outstanding awards; or, in the case of a disaffiliation, arrange for the assumption or replacement of awards by the affected subsidiary or division. For clarity, if the Compensation and Talent Committee determines that an award has no value as of the date of such Corporate Transaction, such award may be terminated without payment.

Awards
Stock Options
The Compensation and Talent Committee will establish the exercise price per share under each option, which will not be less than the fair market value of a share on the date the option is granted; provided, that if an incentive stock option is granted to a ten percent shareholder, the exercise price will be no less than 110% of the fair market value of the stock on the applicable grant date.
The Compensation and Talent Committee will establish the term of each option, which will not exceed a period of 10 years from the date of grant. Options granted under the MiniMed LTIP may either be incentive stock options or nonqualified stock options. Except for adjustment in connection with a change in capitalization or other corporate transactions as described above, the Compensation and Talent Committee may not, without prior approval of the Company’s stockholders, seek to effect any repricing of any previously granted, “underwater” option by: (i) amending or modifying the terms of the option to lower the exercise price; (ii) canceling the underwater option and granting either replacement options having a lower exercise price; or other awards or cash in exchange; or (iii) repurchasing the underwater options.
Stock Appreciation Rights
A stock appreciation right provides the right to receive cash, shares of our common stock, or both in an amount equal to (a) the excess of the fair market value of a share of our common stock over the stock appreciation right’s exercise price, multiplied by (b) the number of shares of our common stock in respect of which the stock appreciation right has been exercised. The award agreement will specify the form of payment or permit the Compensation and Talent Committee or the participant to decide the form of payment before or upon exercise. Stock appreciation rights may be “tandem stock appreciation rights,” granted with an option, or “free-standing stock appreciation rights,” granted independently. Tandem stock appreciation rights will have the same exercise price as the related option. Except for adjustment in connection with a change in capitalization or other corporate transactions as described above, the Compensation and Talent Committee may not, without prior approval of the Company’s stockholders, seek to effect any repricing of any previously granted, “underwater” stock appreciation right by: (i) amending or modifying the terms of the stock appreciation right to lower the exercise price, (ii) canceling the underwater stock appreciation right and granting either replacement stock appreciation rights having a lower exercise price; or other awards or cash in exchange, or (iii) repurchasing the underwater stock appreciation rights.
Restricted Stock and Restricted Stock Units
Restricted stock is actual shares of our common stock issued to a participant, subject to vesting, transfer restrictions, and other conditions (such as continued service or performance goals) as determined by the Compensation and Talent Committee. Performance-based restricted stock vests only upon achievement of performance goals. Unless otherwise provided in the award agreement, participants have the same shareholder rights as holders of the underlying class of stock, including voting and, if applicable, dividends, except that no dividends or dividend equivalents will be paid until the restricted stock vests.
Restricted stock units are awards denominated in shares that will be settled, subject to the terms and conditions of the applicable award agreement, in (a) cash, based upon the fair market value of a specified number of shares of our common stock, (b) shares of our common stock, or (c) a combination thereof. Performance units are restricted stock units, the vesting of which are subject to the attainment of performance goals.
Other Awards
Other stock-based awards may be granted under the MiniMed LTIP, provided that any unrestricted share awards will be granted only in lieu of other compensation due and payable to the participant. Other stock-based performance awards are other stock-based awards, the vesting of which is subject to the attainment of performance goals.

Performance Cash Awards
Performance cash awards may be granted under the MiniMed LTIP for no cash consideration or for any minimum consideration required by law, either alone or in addition to other awards. A performance cash award entitles the participant to a cash amount based on the attainment of performance goals. Performance cash awards may be paid in cash, shares of our common stock, other property, or any combination thereof, as determined by the Compensation and Talent Committee in the applicable award agreement.
Dividends and Dividend Equivalent Rights
Notwithstanding anything to the contrary in an award agreement, no dividends, other distributions, or dividend equivalents will be paid on restricted stock, performance units, or other stock-based performance awards until the award has vested. An award agreement for restricted stock units may specify whether, and on what terms, a participant is entitled to current or deferred payments of cash, shares, or other property corresponding to dividends on our shares of common stock, provided that no dividends, distributions, or dividend equivalents will be paid on any restricted stock unit or performance unit until the award has vested. No dividends, distributions, or dividend equivalents may be granted with respect to any option or stock appreciation right under the MiniMed LTIP.
Termination and Amendments
The Compensation and Talent Committee may amend, alter, or discontinue the MiniMed LTIP; however, no amendment, alteration, or discontinuation may materially impair a participant’s rights under a previously granted award without the participant’s consent, except for amendments required to comply with applicable law, stock exchange rules, or accounting standards. Shareholder approval will be required for any amendment to the extent mandated by law or applicable exchange listing standards.
The Compensation and Talent Committee may unilaterally amend the terms of any previously granted award, provided that (a) the amended or modified terms are permitted under the MiniMed LTIP as then in effect, (b) any participant adversely affected has consented unless the amendment is required by law, and (c) the Compensation and Talent Committee’s authority to accelerate vesting or exercisability or otherwise lift restrictions may be exercised only in connection with a participant’s death, disability, or retirement, in connection with a Change of Control, or with respect to no more than 5% of the shares available for awards.
The MiniMed LTIP will terminate on the tenth anniversary of the MiniMed LTIP Effective Date. Outstanding awards as of that date will not be affected or impaired by the MiniMed LTIP’s termination.
Compensation Forfeiture Policy
Subject to applicable law, all awards under the MiniMed LTIP will be subject to forfeiture or other penalties pursuant to (a) the Company’s Incentive Compensation Forfeiture Policy, as amended from time to time, and (b) such other forfeiture and/or penalty conditions and provisions as determined by the Compensation and Talent Committee and set forth in the applicable award agreement. Unless otherwise provided by the Compensation and Talent Committee in the applicable award agreement or required by applicable law, the forfeiture provisions will not be applicable to any participant following a Change of Control.
Employee Stock Purchase Plan
In connection with this offering, we expect to implement an employee stock purchase plan, which we refer to as the MiniMed Group, Inc. 2026 Employee Stock Purchase Plan (the “MiniMed ESPP”). The MiniMed ESPP is expected to become effective prior to the completion of this offering. The following summary describes the expected material terms of the MiniMed ESPP and is qualified in its entirety by reference to the MiniMed ESPP, the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part.
Administration
The MiniMed ESPP will initially, and unless and until otherwise determined by the Board, be administered by the Compensation and Talent Committee, or any subcommittee, subcommittees, or other persons or groups of persons to whom the Compensation and Talent Committee delegates authority pursuant to the terms of the MiniMed ESPP, to the extent of such delegation, as applicable. Any authority granted to the Compensation and Talent Committee may also be exercised by the full Board, and to the extent that any permitted action taken by the Board conflicts with action taken by the Compensation and Talent Committee, the action taken by the Board will control. Except to the extent prohibited by applicable law or stock exchange listing standards, the Compensation and Talent Committee may delegate all or any part of its responsibilities to administer the MiniMed ESPP to any person or persons selected by it. Subject to the express provisions of the MiniMed ESPP, the Compensation and Talent Committee has authority, in its discretion, to interpret and construe any and all provisions of the MiniMed ESPP, adopt rules and regulations for administering the MiniMed ESPP and make all other determinations deemed necessary or advisable for administering the MiniMed ESPP.
Shares Subject to the MiniMed ESPP
Subject to adjustment as described below, an aggregate number of shares equal to three percent (3%) of the outstanding shares of our common stock following completion of this offering are initially reserved for issuance upon the exercise of options granted under the MiniMed ESPP. The number of shares of our common stock reserved and available for issuance upon the exercise of options granted under the MiniMed ESPP shall be cumulatively increased on May 1 of each year, beginning on May 1, 2027, by the lesser of (i) the number of shares equal to three percent (3%) of the outstanding shares of our common stock following completion of this offering, (ii) one percent (1%) of the number of shares of our common stock issued and outstanding on the immediately preceding April 30, or (iii) such lesser number of shares of our common stock as determined by the Compensation and Talent Committee.
Eligibility and Participation
All individuals classified as employees of the Company and all of its subsidiaries (except for those subsidiaries specifically excluded from participation by the Board or the Compensation and Talent Committee) are eligible to participate in the MiniMed ESPP. No participant shall have the right to purchase shares of our common stock under all employee stock purchase plans of the Company, its subsidiaries or its parent, if any, at a rate which exceeds $25,000 of fair market value of such shares as determined at the time such option is granted for each calendar year in which such option is outstanding at any time.
Participation in the MiniMed ESPP is voluntary. An eligible employee may elect to participate in the MiniMed ESPP for any purchase period by completing the requisite payroll deduction form and delivering it to his or her employer no later than the date preceding the beginning date of the purchase period specified by the Compensation and Talent Committee. An employee may also increase his or her participation for any subsequent purchase period by submitting a new payroll deduction form during the enrollment period prior to that purchase period. An employee who elects to participate in the MiniMed ESPP for any purchase period will be deemed to have elected to participate in the MiniMed ESPP for each subsequent consecutive purchase period unless he or she elects to discontinue payroll deductions during a purchase period or elects to withdraw all amounts previously withheld.
Duration and Purchase Periods
The MiniMed ESPP will become effective prior to the completion of this offering and will terminate ten years thereafter, unless extended by the Board. Unless otherwise determined by the Compensation and Talent Committee, the MiniMed ESPP will be carried out in a series of consecutive purchase periods, which may be consecutive calendar quarters. The Compensation and Talent Committee will determine the length, start date, and end date of each purchase period, provided that no purchase period may exceed 27 months.
Before the commencement of each purchase period, employees may elect to have two percent to 10 percent of their cash compensation withheld each pay period, or such other amounts as the Compensation and Talent Committee may from time to time establish, up to a maximum of 15% of the employee’s cash compensation. An employee may not increase his or her elected percentage for a purchase period after the delivery deadline, but an employee may reduce or discontinue entirely his or her elected percentage for the purchase period at any time by filing an amended election form within 10 days prior to the first payroll date as of which such decrease or discontinued deduction is to become effective, or such other date determined by the Compensation and Talent

Committee. If an employee is on a paid leave of absence during a purchase period, the employee’s payroll deductions will continue uninterrupted during the paid leave.
If the employee is on an unpaid leave of absence during a purchase period, the employee may make arrangements to pay the payroll deductions that would have been deducted from the employee’s salary during the purchase period. At the end of the purchase period, each employee has an option to purchase whole shares of our common stock using some or all of the funds the employee has had withheld during the purchase period.
For each purchase period, the Compensation and Talent Committee shall determine, in its discretion, the option price per share of our common stock, provided, that such option price shall not be less than eighty-five percent (85%) of the lesser of (A) the fair market value per share of our common stock on the commencement date of the purchase period and (B) the fair market value per share of our common stock on the termination date of the purchase period.
Restrictions on Transfer
Unless otherwise specified by the Compensation and Talent Committee, employees are not permitted to sell or otherwise transfer ownership of the shares purchased under the MiniMed ESPP until the earlier of the (i) one-year anniversary of the date on which the shares were issued or (ii) the death of the employee.
Withdrawal and Termination of Employment
An employee may, preceding the termination date of a purchase period, withdraw all payroll deductions then credited to his or her account by giving written notice to his or her employer by a date specified by the Chief Human Resources Officer (or such other designated individual). Upon receipt of such notice of withdrawal, all payroll deductions credited to the employee’s account will be paid to him or her, without any earned interest credited and no further payroll deductions will be made for such employee during that purchase period. Partial withdrawals of payroll deductions are not permitted.
If an employee’s employment is terminated for any reason prior to the termination date of any purchase period in which he or she is participating, no option will be granted to such employee and the payroll deductions credited to his or her account will be returned to the employee. If an employee dies before the termination date of any purchase period in which he or she was participating, the payroll deductions credited to the participant’s account will be paid to the participant’s estate.
Adjustments, Amendments, and Termination
Under the MiniMed ESPP, subject to any required action by the shareholders of the Company, if the issued and outstanding shares of our common stock are changed into or exchanged for a different number or kind of shares or securities of the Company or of another issuer, or if additional shares or new or different securities are distributed with respect to the outstanding shares of our common stock, through a reorganization or merger to which the Company is a party, or through a combination, consolidation, recapitalization, reclassification, stock split, stock dividend, reverse stock split, spin-off transaction, stock consolidation or other capital change or adjustment, effected without receipt of consideration by the Company, or if the value of outstanding ordinary shares are substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments shall automatically be made to the maximum number and class of securities issuable under the MiniMed ESPP, the number and class of securities and the price per share in effect under each outstanding option and the maximum number and class of securities purchasable by each participant (or in total by all participants if any such limitation is in effect) under the MiniMed ESPP on any one purchase date.
In the event of certain corporate transactions (including, without limitation, a dissolution or liquidation, a sale of substantially all of the assets, a merger, consolidation or reorganization, or a statutory share exchange), the Board may either: (i) amend or adjust the provisions of the MiniMed ESPP to provide for the acceleration of the current purchase period and the exercise of options under such period; (ii) continue the MiniMed ESPP with respect to completion of the then current purchase period and the exercise of options under such period; or (iii) terminate the MiniMed ESPP and refund amounts credited to participants’ bookkeeping accounts thereunder. In the event that the

MiniMed ESPP is continued, employees will have the right to exercise their options as to an equivalent number of shares of the corporation succeeding the Company by reason of such corporate transaction, as provided pursuant to Section 424(a) of the Code, or any successor provision.
The MiniMed ESPP may be terminated at any time by the Board provided that (except as set forth above in the event of certain corporate transactions) no termination will take effect with respect to any completed purchase period for which the Company has not yet issued the applicable shares of our common stock. Also, the Board may amend the MiniMed ESPP as it may deem proper and in the best interests of the Company or as may be necessary to comply with Section 423 of the Code or other applicable laws or regulations, provided that no such amendment will, without prior approval of the Company’s shareholders: (i) increase the total number of shares for which options may be granted under the MiniMed ESPP (except as set forth above in the event of certain corporate transactions); (ii) permit payroll deductions at a rate in excess of 10 percent of an employee’s compensation, or such other permissible maximum contribution established by the Compensation and Talent Committee; (iii) impair any outstanding option without the employee’s consent (except as described above in the event of certain corporate transaction); (iv) change the employees or class of employees eligible to participate under the MiniMed ESPP; or (v) materially increase the benefits accruing to employees under the MiniMed ESPP. The Board may also amend the MiniMed ESPP to the extent necessary or desirable to comply with Section 409A of the Code.
The Compensation and Talent Committee may, in order to comply with the laws in other countries in which the Company and its subsidiaries operate or have participants, modify the terms and conditions of the MiniMed ESPP as applicable to individuals outside the United States to comply with applicable foreign laws; establish sub-plans and modify administrative procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and take any action deemed advisable to comply with any necessary local governmental regulatory exemptions or approvals; provided, however, that no action may be taken that would violate any securities law, tax law or any other applicable law or cause the MiniMed ESPP not to comply with Section 423 of the Code.

PRINCIPAL STOCKHOLDER
The following table sets forth the number and percentage of shares of our common stock beneficially owned (1) immediately prior to the completion of this offering and (2) upon completion of this offering, by:
•each person or group known by us to beneficially own more than 5% of the shares of our common stock;
•each person whom we anticipate will serve on the Board upon completion of this offering and each of our named executive officers; and
•all persons whom we anticipate will serve on the Board or as our executive officers upon completion of this offering, collectively as a group.
Percentage of beneficial ownership in the following table is based on 252,813,348 shares of our common stock outstanding immediately prior to the completion of this offering and 280,813,348 shares of our common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments, or 285,013,348 shares of our common stock, assuming the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account, or similar arrangement, or (4) the automatic termination of a trust, discretionary account, or similar arrangement. Shares issuable pursuant to such rights to acquire are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those rights to acquire but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to our knowledge all persons listed below have sole voting and investment power with respect to the shares of our common stock beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the footnotes to the following table, the address for each stockholder listed below is c/o MiniMed Group, Inc., 18000 Devonshire St., Northridge, CA 91325.

	Shares of our common stock beneficially owned prior to the completion of this offering		Shares of our common stock beneficially owned following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments)		Shares of our common stock beneficially owned following the completion of this offering (assuming full exercise of the underwriters’ option to purchase additional shares of our common stock from us to cover over-allotments)
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% Stockholder
Medtronic plc (1) (2)	252,813,348	100%	252,813,348	90.03%	252,813,348	88.70%
Directors and Named Executive Officers
Que Dallara (3)	—	—	(3)	*	(3)	*
Chad Spooner	—	—	—	—	—	—
Ali Dianaty	—	—	—	—	—	—
Courtney Nelson Wills	—	—	—	—	—	—
Gillian Chandrasena	—	—	—	—	—	—
Kevin E. Lofton	—	—	—	—	—	—
Glenn Eisenberg	—	—	—	—	—	—
D. Keith Grossman	—	—	—	—	—	—
Bob Hopkins	—	—	—	—	—	—
Laura Mauri	—	—	—	—	—	—
Brett Wall	—	—	—	—	—	—
Matt Walter	—	—	—	—	—	—
Tim Wicks	—	—	—	—	—	—
All Directors and Executive Officers as a Group (13 persons)	—	—	—	—	—	—
__________________
*    Represents beneficial ownership or voting power of less than 1%.
(1)Consists of securities held of record by Medtronic Global Holdings S.C.A., an indirect, wholly-owned subsidiary of Medtronic plc.
(2)The address of Medtronic plc is Building Two, Parkmore Business Park West, Galway, Ireland.
(3)For Ms. Dallara, represents an award of 2,177 Medtronic restricted stock units that will be converted to Company RSUs upon the completion of this offering in accordance with the conversion ratio set forth in the Employee Matters Agreement and vest within 60 days of March 5, 2026. The actual number of Company RSUs and underlying shares of our common stock that will be beneficially owned upon the completion of this offering is not determinable at this time.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements for our executive officers and directors, which are described in the section of this prospectus entitled “Executive and Director Compensation.”
Historical Relationship with Medtronic
On May 21, 2025, Medtronic, our parent company, announced its intention to separate its Diabetes Operating Unit. We were incorporated in Delaware on February 27, 2025 in connection with the Separation and were formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Diabetes Operating Unit. Prior to the completion of this offering, we are a wholly owned subsidiary of Medtronic and all of our outstanding shares of common stock are owned by Medtronic.
Medtronic has historically provided certain corporate services to us, and costs associated with these services have been allocated to us in our combined financial statements included elsewhere in this prospectus. The allocations include certain expenses for services from Medtronic that may have been historically allocated to the Diabetes Operating Unit, including, but not limited to, insurance; warehousing, distribution, and logistics; quality; regulatory; compliance; EHS; finance; tax; investor relations; treasury; human resources; benefits administration; procurement; demand and supply planning; information technology systems and infrastructure; legal; corporate strategy and corporate development; corporate governance; other professional services; and general commercial support functions. The allocations may not reflect the expenses the Diabetes Operating Unit would have incurred if it had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Diabetes Operating Unit in the period in which the costs were recorded. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Following the completion of this offering, we expect that Medtronic and its affiliates will continue to provide certain services related to these functions on a transitional basis pursuant to the Transition Services Agreement, the Transition Manufacturing and Supply Agreement, and other transitional agreements. Upon completion of this offering, we will assume responsibility for all of our standalone public company costs, including the costs of corporate services provided by Medtronic and its affiliates to us prior to the Separation.
Agreements to be Entered into in Connection with the Separation
Prior to the completion of this offering, we and Medtronic will enter into a separation agreement (the “Separation Agreement”). The Separation Agreement will contain key provisions relating to our separation from Medtronic, this offering, and the Divestment or other disposition of the shares of our common stock owned by Medtronic following the completion of this offering. In connection with the Separation, we will also enter into various other agreements with Medtronic that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to us and will result in the separation of our business from Medtronic.
The agreements we will enter into with Medtronic in connection with the Separation, in addition to the Separation Agreement, include:
•the Tax Matters Agreement;
•the Employee Matters Agreement;

•the Intellectual Property Cross-License Agreements
•the Trademark Agreements;
•the Transition Services Agreement;
•the Registration Rights Agreement;
•the Juncos Lease and Services Agreements; and
•the Transition Manufacturing and Supply Agreement.
These agreements will, together with the Separation Agreement, govern various interim and ongoing relationships between us and Medtronic following the completion of this offering. The material terms of the Separation Agreement and the other agreements we will enter into with Medtronic in connection with the Separation are summarized below. Certain of these agreements that we believe are material agreements have been filed as exhibits to the registration statement of which this prospectus forms a part, and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements, filed as exhibits to this registration statement.
Separation Agreement
We will enter into the Separation Agreement with Medtronic prior to the completion of this offering. The Separation Agreement will set forth our agreements with Medtronic regarding the principal actions to be taken in connection with the Separation. The Separation Agreement will also set forth other agreements that will govern aspects of our relationship with Medtronic following the completion of this offering.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary to effect the Separation. In exchange for these assets, we will, as consideration, assume the liabilities associated with the assets of the Diabetes Operating Unit and issue to Medtronic shares of our common stock. In connection with the transfer of assets to us, we will cause certain of our subsidiaries, upon the completion of this offering, to pay to Medtronic (or one of its designated affiliates) an amount of cash sufficient to repay certain intercompany debt between us and Medtronic, provided that we will retain a certain amount of cash, after giving effect to the offering, certain debt financing arrangements, and the settlement of intercompany accounts as contemplated by the Separation Agreement, or such other transactions, facts and circumstances as Medtronic otherwise determines are relevant in its sole discretion. For more information on the intercompany debt owed to Medtronic, see “Certain Relationships and Related Party Transactions—Other Agreements with Medtronic—Intercompany Debt.”
The Separation Agreement will provide that such transfers and assumptions will result in us generally holding (1) all assets primarily related to, or used or held for use primarily in connection with, our business or operations and (2) all liabilities to the extent relating to, arising out of, or resulting from the past, current, or future operation or conduct of our business or our assets. However, the Separation Agreement also provides that certain assets and liabilities will be allocated between us and Medtronic without regard to such general rule, including certain specified environmental liabilities to be retained by Medtronic and intellectual property which will be allocated based on exclusive use, such that we will receive only intellectual property that is exclusively used in or related to the Diabetes Operating Unit, although the patents that we will receive are specified on a schedule to the Separation Agreement, with certain shared or dual-use intellectual property to be addressed through the Intellectual Property Cross-License Agreements and the Trademark Agreements.
In addition, we and Medtronic will agree to use our respective reasonable best efforts to divide, partially assign, modify, or replicate (in whole or in part) the other party’s rights and obligations under and in respect of any contract or agreement that relates in any material respect to both our business and Medtronic’s business. The Separation Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Medtronic. See “—Intercompany Arrangements.”

Other than in respect of the Deferred Local Business which will be subject to their own interim arrangement, the transfer of legal title to the customer contracts and tenders related to the Diabetes Operating Unit will be held back for an interim period post-Separation until we are ready both from a regulatory perspective and operationally to perform the order-to-cash cycle. During this interim period, Medtronic entities will provide certain services to us, including in most cases a local Medtronic entity acting as the undisclosed agent for our local affiliate under such customer contracts and tenders.
Internal Transactions
The Separation Agreement will provide for certain internal transactions related to our separation from Medtronic that will occur prior to the completion of this offering.
Intercompany Arrangements
All agreements, arrangements, commitments, and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Medtronic, on the other hand, will terminate effective as of the consummation of the Separation, except specified agreements and arrangements that are either (1) intended to survive the Separation or (2) between a Deferred Local Business (as defined below under “—Deferred Markets”), on the one hand, and Medtronic, on the other hand. Within 90 days following the Separation, to the extent there are any intercompany accounts that were not settled at or prior to the Separation and such intercompany accounts have an aggregate outstanding balance in excess of $5 million, we and Medtronic will reconcile all such accounts and will work together in good faith to determine the final amounts payable with respect to such material outstanding accounts, and any amounts so determined shall be paid by the applicable party within 15 business days following such determination.
Credit Support
Other than as contemplated by the immediately following sentence, we will agree to use our reasonable best efforts to arrange, prior to the completion of this offering, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit, or similar assurances of credit support currently provided by or through Medtronic or any of its subsidiaries for the benefit of our business and have agreed to indemnify Medtronic for any costs incurred in connection with any such assurance of credit support that survives the completion of this offering. Medtronic has agreed to guarantee certain of our payment obligations to Blackstone under the Blackstone Agreements, and our obligation to reimburse Medtronic for any amounts paid under such guarantees will survive the Separation.
Representations and Warranties
In general, neither we nor Medtronic will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation Agreement, any other agreement we will enter into with Medtronic in connection with the Separation or any tax certificate or representation letter delivered in connection with the Separation, all assets will be transferred on an “as is,” “where is” basis.
Deferred Markets
The Separation Agreement will provide that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents, and for other business reasons, we and Medtronic will defer until after the completion of this offering the transfer of certain assets and assumptions of certain liabilities of our businesses in certain jurisdictions (each, a “Deferred Local Business”). As of the time of this offering, we estimate that we and Medtronic will defer the transfer of 1% of our total assets and 6% of our total liabilities.
With respect to certain Deferred Local Businesses, we and Medtronic will enter into a net economic benefit arrangement, pursuant to which, among other things, Medtronic will transfer to us the net profits from the operation of each such Deferred Local Business (or, in the event the operations of any such Deferred Local Business result in net losses to Medtronic, we shall reimburse Medtronic for the amount of such net losses). We will control pricing and other strategic decisions in relation to products subject to the net economic benefit arrangement and maintain the risk of loss for all products subject to the net economic benefit arrangement, even if Medtronic has legal title to such products or stores such products in its facilities. We will reimburse Medtronic for any amounts paid to customers for returned products, for bad debts, for a service reimbursement fee that includes costs of freight, duties, employee compensation, marketing expenses, administrative expenses and other expenses, costs, penalties, fines, or liabilities incurred by Medtronic in relation to the Deferred Local Businesses and will be responsible for costs related to a recall or a similar event. From and after the completion of this offering and until such time as a Deferred Local Business has been transferred to us, the Separation Agreement will generally provide that subject to the net economic benefit agreement, (1) Medtronic will use reasonable best efforts to (x) provide us with the economic and operational claims, rights, benefits, and burdens that would accrue to it if such Deferred Local Businesses were conveyed and transferred to (or assumed by) us as of the Separation, including the net profits or losses associated with the ownership of such Deferred Local Business, and (y) reasonably cooperate with us, at our expense, to enforce any rights of the Deferred Local Business that are available against any third party; (2) Medtronic and, if applicable, such Deferred Local Business will hold in trust for and pay to us promptly upon receipt thereof, any proceeds received in respect of the Deferred Local Business, net of any liabilities and taxes with respect thereto; and (3) we will pay, perform, and discharge fully when due all obligations, and indemnify Medtronic in respect of the Deferred Local Business and provide such Deferred Local Business and Medtronic, as applicable, such supply, maintenance, support, or other services that may be required.
The transfers of the Deferred Local Businesses are subject to the satisfaction of conditions, certain of which are beyond our or Medtronic’s control, including our obtaining certain licenses and permits. As a result, we cannot assure you when such Deferred Local Businesses will ultimately be transferred to us, if ever. See “Risk Factors—Risks Related to the Separation and the Divestment—The transfer of certain assets and liabilities from Medtronic to us contemplated by the Separation will not be complete prior to the completion of this offering.”
Delayed or Improper Transfers
In the event that it is discovered any time after the consummation of the Separation that there was an omission of transfer or conveyance by us or Medtronic of any assets or liabilities, as the case may be, we and Medtronic will agree to use our respective reasonable best efforts to promptly effect any such transfer, conveyance, acceptance, or assumption of such assets or liabilities. In addition, in the event that it is discovered any time after the Separation that there was an improper transfer or conveyance, or acceptance or assumption of any asset or liability, as the case may be, we and Medtronic will agree to use our respective reasonable best efforts to promptly transfer or convey such asset or liability back to the transferring or conveying party or to rescind any acceptance or assumption of such asset or liability. Further, to the extent that any transfer or conveyance of an asset (subject to certain exceptions as described in the Separation Agreement) required by the Separation Agreement to be so transferred, conveyed, accepted, or assumed shall not have been completed on or prior to the Separation, we and Medtronic will also agree to use our respective reasonable best efforts to effect such transfer, conveyance, acceptance, or assumption as promptly following the date of the Separation as reasonably practicable.
The Initial Public Offering
The Separation Agreement will govern our and Medtronic’s respective rights and obligations with respect to this offering. Prior to the completion of this offering, we will agree to take all actions reasonably requested by Medtronic in connection with this offering.
Conditions
The Separation Agreement will provide that certain conditions must be satisfied or waived by Medtronic, in its sole and absolute discretion, before the Separation can occur. Medtronic’s obligation to consummate the Separation is subject to, among other things, receipt of the authorization and approval of the board of directors of Medtronic, which authorization and approval shall not be withdrawn.

Subsequent Stock Issuances
The Separation Agreement will provide that, prior to the Divestment, we will not issue any shares of our common stock without the prior written consent of Medtronic, which consent may be withheld in Medtronic’s sole discretion. Further, regardless of whether or not Medtronic consents to any such stock issuance, in no case prior to the Divestment may any issuance of shares of our common stock result in Medtronic owning less than 80.1% of the voting power of our shares of common stock eligible to vote in the election of our directors.
Exchange of Information
We and Medtronic will each agree to provide each other, following the completion of this offering, with information relating to periods prior to the completion of this offering which is reasonably necessary to (1) comply with reporting, disclosure, filing, notification, or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative, and other proceedings, (2) at any time prior to the fifth anniversary of the Separation, satisfy audit, accounting, regulatory, litigation, and other similar requirements, or (3) comply with any obligations under the Separation Agreement or any related agreement in connection with the Separation. We and Medtronic will also agree to provide each other, following the completion of this offering, with information to the extent relating to Medtronic and its business or assets or us and our business and assets, respectively.
In addition, we will agree to comply with certain covenants relating to our financial reporting for so long as Medtronic is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting, and following the end of such period, for so long as Medtronic’s financial statements remain subject to audit or review for any fiscal year or interim period during which such consolidation or equity method accounting occurred. These covenants will include, among others, covenants regarding:
•during the period in which Medtronic consolidates our results or accounts for its investment in us under the equity method, delivery of monthly, quarterly, and annual financial information, periodic budgets and financial projections, and supporting schedules, workpapers, and other financial information to Medtronic;
•maintenance of certain disclosure and financial controls;
•provision to Medtronic of access to our auditors and certain books and records related to internal accounting controls or operations;
•cooperation with Medtronic to the extent reasonably requested by Medtronic in the preparation of Medtronic’s public filings and press releases; and
•selection of our independent auditors, which will require Medtronic’s prior written consent (not to be unreasonably withheld, conditioned or delayed) if we seek to select an accounting firm other than PricewaterhouseCoopers LLP (or its affiliate accounting firms), unless required by law or directed by Medtronic in accordance with a change in its accounting firm.
Divestment or Other Disposition
Medtronic will have the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, any subsequent Divestment or other disposition of the shares of our common stock owned by Medtronic following the completion of this offering. We will be required to cooperate with Medtronic to effect any such subsequent Divestment or other disposition.
Termination
Medtronic, in its sole discretion, will be permitted to terminate the Separation Agreement at any time prior to the completion of this offering.

Release of Claims
We and Medtronic will each agree, subject to certain exceptions, to release the other party and its affiliates, successors, and assigns and all persons that, at or prior to the completion of this offering, have been the other party’s shareholders, directors, officers, agents, or employees, and their respective heirs, executors, administrators, successors, and assigns, from any and all claims against any of them that arise out of or relate to events, circumstances, or actions occurring or failing to occur or any conditions existing at or prior to the completion of this offering.
Indemnification
We and Medtronic will each agree to indemnify the other party and each of the other party’s current and former stockholders, directors, officers, agents, and employees, and each of the heirs, executors, successors, and assigns of any of them, against certain liabilities incurred in connection with the Separation and our and Medtronic’s respective businesses. The Separation Agreement will also specify procedures regarding claims subject to indemnification.
Management of Legal and Remedial Actions
The Separation Agreement will govern the management and direction of pending and future legal actions in which we or Medtronic is named as a party. In general, neither we nor Medtronic may resolve any legal action without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) if such resolution (1) contains any finding or admission of any violation of law by such other party, (2) would result in any non-monetary remedy against such other party, or (3) does not include a full and unconditional release of such other party (to the extent such other party is a named party in the legal action). The Separation Agreement will also govern the management of any future environmental remedial actions that are subject to indemnification or reimbursement pursuant to the Separation Agreement.
Insurance
Medtronic intends to remove us, including our employees, officers, and directors, as insured parties under its insurance policies immediately prior to the Separation. From and after the Separation, we will not have access to, nor the right to make any claims under, Medtronic’s policies for any events, actions or circumstances that occur after the Separation. The Separation Agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by Medtronic’s existing insurance policies prior to the Separation and set forth procedures for the administration of insured claims and related matters. Because Medtronic self-insures most of its insurable risks, we will only be able to assert limited claims related to our liabilities under Medtronic’s insurance policies for select events that occurred prior to the Separation, subject to Medtronic’s primary control over such claims, the terms and conditions of the relevant insurance policies, and the limited nature of Medtronic’s insurance coverage. We will be responsible (including, upon the request of Medtronic, by reimbursement to Medtronic for amounts paid or payable by it) for the reimbursement liability (including any deductible, coinsurance, or retention payment) related to our portion of the liability, unless otherwise agreed in writing by Medtronic. Additionally, each calendar year commencing with the first full calendar year following the Separation, we will pay to Medtronic an upfront payment not to exceed $1 million per calendar year, which amount shall be determined by Medtronic in good faith based on Medtronic’s reasonable estimate of the aggregate amount of pre-Separation insurance claims that we will be required to reimburse for purposes of Medtronic’s coverage of any upfront payments required in connection with our insurance claims.
Dispute Resolution
We and Medtronic will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among our respective senior officers. Any dispute unable to be resolved through this process may be referred to non-binding mediation for resolution. If we and Medtronic are unable to resolve a dispute through negotiation or mediation, then either we or Medtronic may submit the dispute to the Court of Chancery of the State of Delaware or, in certain circumstances, to an alternative court in the State of Delaware.

Tax Matters Agreement
We will enter into a tax matters agreement (the “Tax Matters Agreement”) with Medtronic prior to the completion of this offering. The Tax Matters Agreement will govern our and Medtronic’s respective rights, responsibilities, and obligations following the completion of this offering with respect to tax matters, including tax liabilities, tax attributes, tax returns, and tax contests. In addition, the tax matters agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) intended to preserve the tax-free status of various transactions related to the Separation and the Divestment.
Allocation of Taxes
Under the Tax Matters Agreement, Medtronic will generally be responsible for (1) all taxes with respect to or required to be reported on tax returns that only include Medtronic or one of its subsidiaries (and not us or one of our subsidiaries) for all tax periods, (2) all taxes imposed on a consolidated tax return group that includes Medtronic or its subsidiaries and us or our subsidiaries, and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the date of the completion of the initial public offering, and (3) all taxes imposed on a consolidated tax return group that includes Medtronic or its subsidiaries and us or our subsidiaries, and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries, in each case that do not relate to our business, for all taxable periods (or portions thereof) that end after the date of the completion of the initial public offering, except we will be responsible for taxes resulting from any breach of certain covenants made by us in the Tax Matters Agreement or other Separation-related agreements. We will generally be responsible for all U.S. federal, state, or foreign income, franchise, capital gain, withholding, or similar taxes (1) imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or its subsidiaries and us or our subsidiaries, in each case that relate to our business that is separated from Medtronic and transferred to us pursuant to the Separation Agreement (and other agreements), for all taxable periods (or portions thereof) that end after the date of the completion of the initial public offering and (2) imposed on a separate return basis on us (or any of our subsidiaries or any subgroup consisting solely of us and our subsidiaries), as applicable, for all tax periods, except Medtronic will be responsible for taxes resulting from any breach of any covenant made by Medtronic in the Tax Matters Agreement or other Separation-related agreements. Under the Tax Matters Agreement, Medtronic will be responsible for certain taxes arising as a result of the Separation, as determined by Medtronic in its discretion. Further, we and Medtronic will also each be responsible for 50% of certain unanticipated tax liabilities arising from a failure of certain steps of the Separation, including certain internal reorganization transactions undertaken in anticipation of the Divestment, and the Divestment to qualify as transactions that are tax-free for U.S. federal income tax purposes.
Neither our obligations nor Medtronic’s obligations under the Tax Matters Agreement will be limited in amount or subject to any cap. In addition, because certain of our subsidiaries were members of a consolidated U.S. federal income tax group that includes certain subsidiaries of Medtronic, such subsidiaries have (and will continue to have following the offering and, if pursued, the Divestment) joint and several liability with such subsidiaries of Medtronic to the IRS for the consolidated U.S. federal income taxes of such members of the Medtronic group relating to the taxable periods in which we were part of the group.
Preservation of the Tax-Free Status of Certain Steps of the Separation and the Divestment
The Divestment is conditioned on, among other things, the receipt of the Tax Opinions by Medtronic’s U.S. tax advisors to the effect that the Divestment will be generally tax-free to Medtronic and its shareholders. The Tax Opinions will rely on certain facts, assumptions, representations, and undertakings from us and Medtronic regarding the past and future conduct of the companies’ respective businesses and other matters.
In addition, the Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets, and similar transactions)

intended to preserve the tax-free status of the Divestment and certain Separation-related transactions. The Tax Matters Agreement will provide special rules that allocate tax liabilities in the event either (1) the Divestment and certain related transactions fail to qualify as transactions that are generally tax-free or (2) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes and related amounts imposed on Medtronic or us (or such entity’s respective subsidiaries) that arise from the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events, or transactions relating to such party’s respective shares, assets, or business, or a breach of, or inaccuracy in, the relevant representations or covenants made by that party in the Tax Matters Agreement. Our indemnification obligations to Medtronic under the Tax Matters Agreement are not expected to be limited in any amount or subject to any cap. If we are required to pay any taxes or indemnify Medtronic and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, we may be subject to substantial liabilities.
Employee Matters Agreement
We and Medtronic will enter into an employee matters agreement (the “Employee Matters Agreement”) prior to the Divestment that will address certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees, the treatment of outstanding Medtronic equity awards held by our employees, and compensation and benefit plans and programs in which our employees participate.
Allocation of Employee-Related Liabilities
Except as specifically provided in the Employee Matters Agreement, following the Separation we will generally assume, perform, and discharge employee‑related liabilities for our current and former employees (including those primarily dedicated to the Diabetes business), and Medtronic will generally retain employee‑related liabilities for its current and former employees, in each case whenever arising. For shared‑services personnel supporting both businesses prior to the Separation, liabilities incurred prior to transfer will be allocated pro rata consistent with historic time allocation. The Separation and this offering will not constitute a termination of employment or a “change in control” under applicable Medtronic or Company plans and will not trigger severance or similar benefits, except as expressly provided in the Employee Matters Agreement.
Collective Bargaining Agreements
To the extent that any of our employees are covered by a collective bargaining agreement prior to the Separation, we will agree to become a successor employer to such collective bargaining agreement and to comply with, honor, and fulfill our obligations under such collective bargaining agreement. We will be responsible for, and will agree to comply with, all legal obligations relating to collective bargaining and representation, including any that may be triggered as a result of the business separation. We will agree to indemnify Medtronic from any failure to comply with such legal obligations relating to collective bargaining and negotiation and for any obligations to our employees that may arise under a collective bargaining agreement on or after the applicable transfer date. Upon the completion of this offering, we and Medtronic will agree to cooperate and consult in good faith to provide notice to, engage in consultation with, and take any similar action which may be required with respect to any employee representative body covering our employees.
Equity Incentive Compensation
Upon the completion of this offering:
•RSUs held by our employees: Outstanding Medtronic restricted share unit awards held by our employees will convert into Company RSUs based on a conversion ratio designed to preserve intrinsic value, and will generally retain original service‑based vesting, terms, and restrictions (except as otherwise provided in the Employee Matters Agreement).
•PSUs held by our employees: Outstanding Medtronic performance share unit awards granted in fiscal years 2025 and 2026 and held by our employees will convert into Company RSUs at levels determined under the

Employee Matters Agreement (generally target or projected achievement, as specified), and thereafter vest based on continued service only.
•Stock options held by our employees: Outstanding Medtronic options held by our employees will remain denominated in shares of Medtronic common stock. Unvested options will vest as of Separation, and the exercise period will be limited as provided in the Employee Matters Agreement (generally until the earlier of the original expiration date and five years after the Separation Date). Medtronic will retain liabilities for these retained Medtronic awards.
•Administration and tax: We will register shares issuable under the converted awards and under our equity plan on Form S‑8 and administer our converted awards. Medtronic will retain tax deductions with respect to retained Medtronic awards and the parties have agreed on procedures for withholding, reporting, and information sharing.
Annual Incentive Awards
The Employee Matters Agreement will provide that our employees will continue to participate in Medtronic’s annual incentive programs until the Separation Date. Upon the Separation Date, we will assume any obligations under Medtronic’s 2026 annual incentive programs with respect to our employees for the portion of fiscal year 2026 that follows the Separation Date.
Defined Benefit Pensions
We will not assume U.S. qualified defined benefit pension plans. Medtronic’s U.S. defined benefit plans (including the Medtronic Retirement Plan and associated plan) will remain with Medtronic, and no assets or liabilities of those plans will transfer to us. Outside of the U.S., to the extent required by law or plan terms (as set forth in the Employee Matters Agreement), certain non‑U.S. defined benefit plan assets and liabilities relating to our employees may transfer to replacement Company plans that provide substantially comparable benefits in the aggregate as of the effective transfer date. Any such transfers will be effected in accordance with applicable law and actuarial valuation, and include customary true‑ups and indemnities as set forth in the Employee Matters Agreement.
Defined Contribution Plans
We will establish a Company 401(k) savings plan and related trusts that will receive a trust‑to‑trust transfer of our employees’ account balances (including outstanding participant loans) from the corresponding Medtronic plans, in accordance with ERISA and the Code. Investments in any Medtronic stock fund will be liquidated to cash before transfer. Outside of the U.S., our employees will cease active participation in Medtronic defined contribution plans as of their transfer date and will be offered participation in Company plans providing substantially comparable benefits in the aggregate, subject to local law.
Welfare and Other Benefit Plans
Our employees will become eligible to participate in Company health and welfare plans as of their applicable transfer dates. Our plans will waive pre‑existing condition limitations and evidence‑of‑insurability, and we will use commercially reasonable efforts to cause our U.S. and Puerto Rico plans to give credit for deductibles and out‑of‑pocket maximums accrued under Medtronic plans for the plan year in which such employees commence participation in our health and welfare plans. Medtronic will be responsible for all welfare claims of our employees incurred prior to the applicable transfer date; we will be responsible for all claims incurred by our employees on or after the applicable transfer date.
Transition Services
To ensure continuity, we and Medtronic will enter into transition services and related arrangements (including HR and payroll administration, equity administration support, IT systems, and other corporate services, and certain facility use rights) for defined periods, generally ranging from one to three years depending on the service and geography, on arm’s‑length terms.

The form of Employee Matters Agreement is filed as an exhibit to the registration statement of which this prospectus is a part. The summary above is qualified in its entirety by, and should be read together with, the form of Employee Matters Agreement.
Intellectual Property Cross-License Agreements
We will enter into the MGH-MM Intellectual Property Cross-License Agreement and the MPLC-MHSS Intellectual Property Cross-License Agreement (collectively, the “Intellectual Property Cross-License Agreements”) with Medtronic prior to the completion of this offering. Pursuant to the Intellectual Property Cross-License Agreements, we and Medtronic (in such capacity, the “licensor”) will grant to the other party (in such capacity, the “licensee”) certain irrevocable, non-exclusive, worldwide, royalty-free, non-sublicensable (subject to certain exceptions), and non-transferable (subject to certain exceptions) licenses that are intended to provide the companies freedom to operate in their respective businesses.
Trademark Agreements
In connection with the Separation, we and Medtronic will enter into a transitional trademark cross-license agreement and a trademark co-existence agreement (collectively, the “Trademark Agreements”) that collectively will govern our and Medtronic’s respective rights, responsibilities, and obligations with respect to trademarks.
Transitional Trademark Cross-License Agreement
We will enter into a transitional trademark cross-license agreement (the “Transitional Trademark Cross-License Agreement”) with Medtronic. Pursuant to the Transitional Trademark Cross-License Agreement, Medtronic will grant us a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up, worldwide license to use certain trademarks owned by Medtronic (the “Licensed Medtronic Marks”), consisting primarily of marks related to “Medtronic,” on a transitional basis following the completion of this offering. Medtronic will retain exclusive ownership of the Licensed Medtronic Marks, including any goodwill that might be acquired by our use of such marks. Additionally, we will grant Medtronic a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up, worldwide license to use certain trademarks allocated to us that are currently used in Medtronic’s retained business for a transitional time period following completion of this offering.
The term of the Transitional Trademark Cross-License Agreement will be five years following the date of the Separation; however for certain specified uses of the Licensed Medtronic Marks, the period of use may be shorter than such term.
The licenses granted pursuant to the Transitional Trademark Cross-License Agreement will extend only to the licensee’s existing uses in its applicable business, and certain intended uses of the licensed trademarks as of the date of the Transitional Trademark Cross-License Agreement. Each licensee will agree to adhere to certain quality standards in using the licensed trademarks. Subject to certain exceptions and other customary restrictions, the licensee is not permitted to (1) use or register in any jurisdiction any trademarks confusingly similar to, or consisting in whole or in part of, any of the licensed trademarks or (2) register any of the licensed trademarks in any jurisdiction, without, in each case, the express prior written consent of the licensor.
The licensor will retain the sole right to file, prosecute, maintain, and renew, as applicable, the licensed trademarks. The licensor will also retain the sole right to defend, enforce, and protect the licensed trademarks at its cost.
Trademark Co-Existence Agreement
We will enter into a trademark co-existence agreement (the “Trademark Co-Existence Agreement”) with Medtronic prior to the completion of this offering. The Trademark Co-Existence Agreement will establish certain global parameters regarding registration and use of trademarks related to the “CARELINK” brand used in Medtronic’s and our respective businesses (the “Co-Existing Trademarks”). These parameters are intended to avoid confusion among consumers regarding the Co-Existing Trademarks. The parties will also agree to undertake additional cooperative efforts to mitigate any actual consumer confusion that may occur regarding the Co-Existing Trademarks. The Trademark Co-Existence Agreement will remain in effect as long as the parties, or their successors or assigns, are using, or intend to use, the Co-Existing Trademarks and abide by certain restrictions, including not to object or otherwise challenge any use or registration of the Co-Existing Trademarks by the other party so long as such use and registration is in accordance with such agreement.
Transition Services Agreement
We will enter into a transition services agreement (the “Transition Services Agreement”) with Medtronic prior to the completion of this offering. Pursuant to the Transition Services Agreement, Medtronic will provide us and we will provide Medtronic with specified services for a transitional period following the completion of this offering. The Transition Services Agreement is intended to help ensure an orderly transition following the completion of this offering and will facilitate cooperation between Medtronic and us to exit, transition, migrate, and integrate each Medtronic Service to us as soon as reasonably practicable. The cost of these services will be negotiated between us and Medtronic and may not necessarily be reflective of prices we could have obtained for similar services from an independent third party.
Fees
The Transition Services Agreement will specify the fees for the services, on a service-by-service basis, which are based on the costs specified in the Transition Services Agreement’s schedules and subject to a 3% increase on an annual basis. Services extended beyond their original term are subject to incremental surcharges of 25% for the first three months and 50% for the subsequent three months, with extensions capped at six months from the applicable termination date of such services. In addition to any service fees, we will also be required to bear reasonable and documented one-time costs and expenses incurred by Medtronic or its affiliates in order to enable their provision of the services, as well as costs to secure necessary third-party consents or alternative service arrangements, customs duties, and certain taxes, as applicable. For information on management’s expectations of how the costs of the Transition Services Agreement will differ from the historical costs that have been allocated to us related to these same services, refer to note (h) to the unaudited pro forma condensed financial statements included elsewhere in this prospectus.
Term and Termination
In general, the services will begin on the date of the closing of this offering and will cover a period generally not expected to exceed 24 months following the completion of this offering. The termination of any service before the end of its term requires advance written notice and may require payment of certain termination charges consisting of any out-of-pocket breakage, termination fees, or other costs payable by Medtronic to third parties solely as a result of the early termination of such service.
Registration Rights Agreement
We and Medtronic will enter into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which we will grant Medtronic certain registration rights with respect to the shares of our common stock owned by Medtronic. Medtronic may transfer these rights in certain limited circumstances. Such transferees (together with Medtronic, “Holders”) will thereafter be bound by the terms of the Registration Rights Agreement.
Demand Registration
Holders will be able to request registration under the Securities Act of all or any portion of their shares of our common stock covered by the Registration Rights Agreement, and we will be obligated, subject to limitations on minimum offering size and certain other limited exceptions, to register such shares as requested by such Holders. Holders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take the form of a shelf registration, and will be able to request that we complete up to two demand registrations in any 12-month period.

We will not be required to honor a demand registration if we have effected a registration within the preceding 60 days. In addition, if we reasonably determine in good faith that filing a registration statement would be significantly disadvantageous to us, we may delay filing such registration statement until the earlier of 60 days after we make such determination or seven days after the disadvantageous condition no longer exists.
Piggyback Registration
If we at any time propose to register any shares of our securities (whether proposed to be offered for sale by us or other security holders) on a form and in a manner that would permit the registration for offer and sale of shares of our common stock held by Holders, Holders will have the right to include their shares of our common stock in that offering, subject to certain limitations.
Indemnification
The Registration Rights Agreement will contain customary indemnification and contribution provisions by us for the benefit of Holders and, in limited situations, by Holders for the benefit of us with respect to the information provided by such Holders included in any registration statement, prospectus, or related document.
Juncos Lease and Services Agreements
We and Medtronic will enter into a lease agreement and a services agreement in connection with the Separation pursuant to which we will provide a long-term lease to Medtronic for a portion of our Juncos, Puerto Rico facility (the “Juncos Lease”), where Medtronic will manufacture products for certain of its operating units.
Pursuant to the Juncos Lease, we will provide Medtronic a range of site maintenance, security, and support services, including services related to access to designated common spaces, access to electricity and water, general janitorial and cleaning services, infrastructure, electrical and mechanical maintenance services, and site logistics. Lease payments will be determined using arm’s length, industrial leasing rates. The initial term of the lease will be ten years and may be terminated by Medtronic upon one year’s written notice. If Medtronic provides 180 days’ written notice of a desire to renew the lease, we and Medtronic will negotiate in good faith to determine whether mutually agreeable terms may be reached with respect to a renewal of the lease.
Pursuant to a separate services agreement (the “Juncos Services Agreement”), we will provide to Medtronic warehousing services for raw materials and production supplies. The specified services and required service levels will be set forth in mutually agreed-upon statements of work. Medtronic will be responsible for its own on-site commercial and manufacturing activities. The initial term of the Juncos Services Agreement will be ten years and may be terminated by Medtronic upon 90 days’ written notice. If Medtronic provides 90 days’ written notice of a desire to renew the Juncos Services Agreement, we and Medtronic will negotiate in good faith to determine whether mutually agreeable terms may be reached with respect to such renewal.
Transition Manufacturing and Supply Agreement
We and Medtronic will enter into a transition manufacturing and supply agreement (the “Transition Manufacturing and Supply Agreement”) in connection with the Separation pursuant to which Medtronic and its affiliates will provide us with certain manufacturing, fabrication, and testing services for a transitional period of time with respect to wafers and analog front-ends, which we incorporate into commercial product and use to conduct certain research and development activities. The specified products and services will be set forth in mutually agreed-upon project orders, each of which will be governed by the terms of the Transition Manufacturing and Supply Agreement.
Under the terms of the Transition Manufacturing and Supply Agreement and project orders, we will pay Medtronic a price equal to the labor, burden, and materials needed to supply the applicable product plus a fixed percentage markup and indirect costs.
Each project order under the Transition Manufacturing and Supply Agreement will have an initial term not to exceed 24 months, unless otherwise agreed to by Medtronic in its sole discretion. Either party may terminate a project order by mutual written agreement or upon a material breach by the other party, subject to customary notice and cure provisions. We may also terminate a project order upon 90 days’ written notice, subject to our payment of a termination fee calculated based on Medtronic’s reasonable and documented expenses related to the cessation of the services provided under the applicable project order.
Other Agreements with Medtronic
Intercompany Debt
As part of the Separation, we intend to use part of the net proceeds from this offering to repay (or cause one or more of our subsidiaries to repay) intercompany debt owed to Medtronic under a note. To the extent any amounts remain outstanding under such note following such repayment, Medtronic will contribute the remaining outstanding note receivable to us. After giving effect to such repayment and contribution, we do not expect to have any material outstanding indebtedness to Medtronic. We do not expect the settlement of this intercompany debt to have a material impact on our business, results of operations, or financial condition.
Real Estate Agreements
Prior to the completion of this offering, Medtronic’s owned real property and leased space will be allocated to Medtronic or us, as the case may be, in a manner that is consistent with the different business uses and needs of Medtronic and us. To the extent owned property or leased space is to be shared by Medtronic and us on a long-term basis or associated real estate services need to be provided by one party to the other, we may enter into various agreements with Medtronic that will govern each party’s rights and obligations with respect to any such owned or leased property, shared space, or service provided. In addition, certain facilities will, pursuant to transition services agreements, be shared between Medtronic and us for a limited period of time following the completion of this offering. We do not expect these real estate agreements between us and Medtronic, individually or in the aggregate, to comprise a material portion of our property portfolio nor to have a material impact on our business, results of operations, or financial condition.
Related Person Transaction Policies and Procedures
Prior to the completion of this offering, the Board will adopt written related person transaction policies and procedures. The policies will require that all “interested transactions” (as defined below) between us or any of our subsidiaries and a “related person” (as defined below) will be subject to approval or ratification by the Nominating and Corporate Governance Committee if composed of independent directors or, in the absence of such a committee, a majority of the independent directors then serving on the Board (in each case, the “Related Person Transaction Committee”). In determining whether to approve or ratify such transactions, the Related Person Transaction Committee will consider, among other factors it deems appropriate, whether the interested transaction is on the same terms as are generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and any other information regarding the interested transaction or the related person that would be material to investors in light of the circumstances. An interested transaction may be approved only if it is determined in good faith that, under all of the circumstances, the interested transaction is in the best interests of us and our stockholders. In addition, the Related Person Transaction Committee will review certain categories of interested transactions and deem them to be pre-approved or ratified. Finally, the policies will provide that no director shall participate in any discussion or vote regarding an interested transaction for which he or she is a related person, except that the director shall provide all relevant information concerning the interested transaction to the Related Person Transaction Committee.
Under the policies, an “interested transaction” will be defined as any transaction, arrangement, or relationship or series of similar transactions, arrangements, or relationships (including any indebtedness or any guarantee of indebtedness) in which:
•the aggregate amount involved will or may be expected to exceed $120,000;
•we or one of our subsidiaries is a participant; and
•any related person has or will have a direct or indirect interest.

An “interested transaction” will include a material amendment or modification to an existing interested transaction.
A “related person” will be defined as any:
•person who is or was (since the beginning of the last fiscal year for which we have filed a Form 10-K and proxy statement) one of our executive officers, directors, or nominees for election as a director (even if they do not presently serve in that role);
•greater than 5% beneficial owner of our common stock; or
•immediate family member of any of the foregoing, as such terms are interpreted under Item 404 of Regulation S-K.
Our related person transaction policies and procedures will not be in effect at the time we enter into the agreements described above under “—Agreements to be Entered into in Connection with the Separation.” Each of the agreements between us and Medtronic that has been entered into prior to the completion of this offering, and any transactions contemplated thereby, will be deemed to be approved and not subject to the terms of our related person transaction policies or procedures.

DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following description summarizes the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering, as well as relevant sections of the DGCL. The following description is not complete and is qualified by reference to the full text of our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the applicable provisions of the DGCL.
General
Our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and no shares of preferred stock. Upon completion of this offering, there will be 280,813,348 shares of our common stock outstanding and no shares of our preferred stock outstanding.
Common Stock
Holders of shares of our common stock will be entitled to the rights set forth below.
Voting Rights
Each holder of shares of our common stock will be entitled to one vote per share of our common stock on all matters which may be submitted to the holders of shares of our common stock. At any meeting of our stockholders, the holders of a majority in voting power of the outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.
At any meeting of our stockholders at which a quorum is present, all questions (other than director elections) will be determined by the affirmative vote of the holders of the majority of the voting power of the outstanding shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter, unless a minimum or different vote is provided by applicable law, the rules of any stock exchange upon which our securities are listed, any regulation applicable to us or our securities, our amended and restated certificate of incorporation, or our amended and restated bylaws. Except as otherwise required by law, a nominee for election as a director will be elected to the Board at a meeting at which a quorum is present by a plurality of the votes cast at such meeting.
Our amended and restated certificate of incorporation will provide that (1) for so long as Medtronic beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of the majority of the total voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors and (2) from and after the first time at which Medtronic ceases to beneficially own a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, any director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors.
Dividend Rights
Subject to any preferential rights of any outstanding shares of our preferred stock, each holder of shares of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of any assets lawfully available for the payment of dividends.
Liquidation, Dissolution, and Winding-Up Rights
In the event of a liquidation, dissolution, or winding-up of the Company, each holder of shares of our common stock will be entitled to ratable distribution of our net assets that remain after the payment in full of all liabilities and the liquidation preferences of any outstanding shares of our preferred stock.

Other Rights
Holders of shares of our common stock will have no preemptive or conversion rights to purchase, subscribe for, or otherwise acquire any shares of our common stock or preferred stock or other securities. There are no redemption or sinking fund provisions applicable to the shares of our common stock.
Preferred Stock
The Board will be authorized, without further vote or action by our stockholders, to provide for the issuance from time to time of shares of our preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of our capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. Cumulative dividends, dividend preferences, and conversion, exchange, and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of our shares of common stock or for other corporate purposes.
Anti-Takeover Effects of Various Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws
Provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest, or otherwise, or to remove incumbent directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe the benefits of increased protection of the Board’s ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals, including because negotiation of these proposals could result in an improvement of the terms of the proposals.
Delaware Anti-Takeover Statute
After Medtronic ceases to “own” at least 15% of the voting power of our outstanding shares of “voting stock” (each as defined in Section 203 of the DGCL), we will be subject to Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (1) owned by persons who are directors and also officers and (2) held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who owns, together with its affiliates or associates, 15% or more of a corporation’s voting stock, or a person who is an affiliate or associate of the corporation and, at any time within three years prior to the determination of interested stockholder status, owns, together with its affiliates or associates, 15% or more of the corporation’s voting stock.
The existence of Section 203 of the DGCL would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging takeover attempts that might result in a premium over the then-prevailing market price for the shares of our common stock held by our stockholders.
A Delaware corporation may “opt out” of Section 203 of the DGCL by including a provision expressly electing not to be governed by Section 203 of the DGCL in its original certificate of incorporation or in its certificate of incorporation or bylaws resulting from amendments approved by holders of a majority of the corporation’s outstanding voting stock. We will not elect to “opt out” of Section 203 of the DGCL after Medtronic ceases to “own” at least 15% of the voting power of our outstanding shares of “voting stock” (each as defined in Section 203 of the DGCL).
So long as Medtronic beneficially owns a majority of the voting power of our outstanding capital stock, and therefore has the ability to direct the election of all the members of the Board, directors designated by Medtronic to serve on the Board may have the ability to authorize a party, including a potential transferee of Medtronic’s shares of common stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such other party.
Size of Board and Vacancies
Our amended and restated certificate of incorporation will provide that the number of directors will be fixed from time to time by the Board. Effective prior to the completion of this offering, the Board will consist of 9 directors.
Our amended and restated certificate of incorporation will provide that any vacancies in the Board, however created, will be filled by appointment made by a majority of the remaining directors. In addition, our amended and restated certificate of incorporation will provide that any directorship to be filled by reason of an increase in the number of directors on the Board will be filled by election by a majority of the directors then in office or by a sole remaining director (other than directors elected by the holders of any series of preferred stock then outstanding) and may not be filled in any other manner.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that the Board will be classified with the directors divided into three classes, designated class I, class II, and class III, with approximately one-third of the directors elected each year. D. Keith Grossman, Kevin Lofton, and Tim Wicks will serve as class I directors whose terms expire at the 2026 annual meeting of stockholders. Laura Mauri, Brett Wall, and Matt Walter will serve as class II directors whose terms expire at the 2027 annual meeting of stockholders. Que Dallara, Glenn Eisenberg, and Bob Hopkins will serve as class III directors whose terms expire at the 2028 annual meeting of stockholders or, in each case, upon such director’s earlier death, resignation, or removal. At each annual meeting of stockholders beginning in 2026, successors to the class of directors whose terms expire at that annual meeting will be elected for a three-year term and hold office until their successors are duly elected and qualified. A director appointed to fill a vacancy resulting from the death, resignation, disqualification, or removal of a director or other cause shall hold office for the unexpired term of such director’s predecessor in office, and a director appointed to fill a newly created directorship shall hold office until the next election of the class for which such director shall have been assigned, and, in each case, until their successor is duly elected and qualified, or until their earlier death, resignation, disqualification, or removal. In no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that a special meeting of our stockholders may be called at any time by (1) the Chair of the Board, (2) the Board, pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Board would have if there were no vacancies, or (3) our Chief Executive Officer. Our amended and restated certificate of incorporation will provide that no other person or persons will have the ability to call a special meeting.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation will provide that (1) for so long as Medtronic beneficially owns a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, our stockholders will be permitted to act by written consent without a duly called annual or special meeting of our stockholders if such written consent is signed by holders of shares of our capital stock having at least the minimum number of votes necessary to authorize such action and (2) from and after the first time that Medtronic ceases to beneficially own a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, holders of shares of our common stock will not be able to act by written consent without a duly called annual or special meeting of our stockholders.
Requirements for Advance Notification of Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures for business (including any nominations for director) to be properly brought by a stockholder before an annual or special meeting of our stockholders. In general, any such notice must be received by us not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days earlier or 60 days later than the first anniversary of the preceding year’s annual meeting, notice by the proposing stockholder to be timely must be received not earlier than the 120th day before the annual meeting and not later than the close of business on the later of the 90th day before the annual meeting or the 10th day following the day on which public announcement of such meeting is first made.
In addition, our amended and restated bylaws will require that a stockholder’s notice must include certain information relating to, among other things, the proposing stockholder, the proposed business, and the proposed nominee(s), as applicable.
No Cumulative Voting
The DGCL provides that stockholders of a company are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock
The authority that the Board will possess to issue preferred stock, as described under “—Preferred Stock,” could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, or proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of shares of our common stock.
Amendments to Certificate of Incorporation
Our amended and restated certificate of incorporation will provide that it may be amended or altered by the Company in any matter provided by the DGCL. Our amended and restated certificate of incorporation will also provide that the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote thereon, voting as a single class, generally is required to amend our amended and restated certificate of incorporation, provided, however, that the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the composition and classification of the Board, the calling of special meetings of stockholders, stockholder action by written consent, certain relationships and transactions with Medtronic (including relating to corporate opportunities), the procedure for amending our amended and restated

certificate of incorporation and our amended and restated bylaws, and any provision relating to the amendment of any of these provisions.
Amendments to Bylaws
Our amended and restated certificate of incorporation will provide that our amended and restated bylaws may be amended, altered, or repealed and new bylaws made by (1) the Board or (2) the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock entitled to vote thereon.
Conflicts of Interest; Corporate Opportunities
In order to address potential conflicts of interest between us and Medtronic, our amended and restated certificate of incorporation will include certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Medtronic and its directors, officers, or employees. These provisions generally recognize that we and Medtronic may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Medtronic will continue to have contractual and business relations with each other, including directors, officers, or employees of Medtronic serving as our directors, officers, or employees.
Following the completion of this offering and until (1) Medtronic ceases to beneficially own at least 10% of the outstanding shares of our capital stock and (2) no person who is a Medtronic director, officer, or employee is also serving as a director or officer of ours, the Board is expected to renounce any interest or expectancy of ours in any corporate opportunities that are presented to our directors, officers, or employees who are also directors, officers, or employees of Medtronic, so long as such corporate opportunity was not expressly offered to such person solely in his or her capacity as a director or officer of ours. Moreover, our amended and restated certificate of incorporation will provide that Medtronic will have no duty to communicate information regarding a corporate opportunity to us or refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers, or vendors.
Limitations on Liability, Indemnification of Officers and Directors, and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties as directors or officers. Our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated bylaws will provide that we must indemnify, to the fullest extent allowable under the DGCL, our current and former directors or officers for liabilities and expenses incurred thereby in connection with any action, suit, or proceeding by reason of such person’s official capacity. In addition, our amended and restated bylaws will also provide that we must advance reasonable expenses actually and reasonably incurred by our current and former directors and officers in defense of certain proceedings, subject to our receipt of an undertaking by or on behalf of such person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise. Our amended and restated bylaws will expressly authorize us to carry directors’ and officers’ insurance to protect us and our current and former directors, officers, employees, and agents against liabilities and expenses incurred by them in such capacity or arising out of their status as such.
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and our amended and restated bylaws will not alter the liability of directors and officers under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding against us or any of our directors, officers, or employees for which indemnification is sought.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, in all cases to the fullest extent permitted by law, that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for:
•any derivative action or proceeding brought on our behalf;
•any action asserting a claim that is based upon a violation of a duty owed by any of our current or former directors, officers, employees, or stockholders to us or our stockholders;
•any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or our amended and restated bylaws;
•any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware; or
•any action asserting a claim governed by the internal affairs doctrine.
However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.
In addition, our amended and restated certificate of incorporation will provide that the foregoing provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and our authorized but unissued shares of preferred stock will be available for future issuance without further vote or action by our stockholders. We may use additional shares for a variety of purposes, including to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could also discourage attempts by third parties to obtain control of us through a merger, tender offer, or proxy contest or otherwise by making such attempts more difficult or more costly.
Listing
We intend to list our shares of common stock on Nasdaq under the symbol “MMED.”
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock will be Equiniti Trust Company, LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Revolving Credit Facility
On January 15, 2026, Kangaroo US HoldCo 2, Inc. (the “Initial Borrower”) entered into a credit agreement which provides for a five-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $500 million to be made available in U.S. dollars and certain approved alternative currencies, initially including Euros, with Citibank, N.A. serving as administrative agent for a syndicate of lenders. Subject to the conditions to the borrowing therein, the commitments under the Revolving Credit Facility will become available upon the completion of this offering, whereupon the Initial Borrower will merge with and into MiniMed Group, Inc., with MiniMed Group, Inc. surviving the Merger and continuing as the borrower. We do not expect the Revolving Credit Facility to be drawn from or used in connection with this offering or the Separation. The proceeds of the loans under the Revolving Credit Facility will be used for working capital and other general corporate purposes. The Revolving Credit Facility permits, subject to specified conditions, one or more of our wholly owned subsidiaries to be added as additional borrowers.
Interest is payable on the loans under the Revolving Credit Facility at (1) in the case of borrowings denominated in U.S. dollars, Term SOFR (or, at the borrower’s option, the base rate) and (2) in the case of borrowings denominated in Euros, EURIBOR, plus, in each case, a margin determined pursuant to a pricing grid based on our secured net leverage ratio. The commitment fees and letter of credit fees under the Revolving Credit Facility are determined based upon the same grid. Interest payments are due (1) in the case of Term SOFR or EURIBOR borrowings, on the last day of each interest period applicable to the borrowing (or, in the case of any borrowing with an interest period of more than three months’ duration, every three months) and (2) in the case of base rate borrowings, on the last business day of each March, June, September, and December.
The Revolving Credit Facility also contains representations and warranties, covenants, and events of default that are customary for this type of financing, including financial maintenance covenants and covenants restricting, inter alia, the incurrence of liens and indebtedness, the sale of assets, the making of restricted payments, investments and certain debt prepayments, and the entry into certain merger transactions. The obligations of the Initial Borrower under the Revolving Credit Facility are guaranteed by certain wholly-owned subsidiaries of Medtronic (which, following the consummation of the Merger, will be certain wholly-owned subsidiaries of MiniMed Group, Inc.), and secured by certain assets of such subsidiaries.
The foregoing summarizes the material terms of the Revolving Credit Facility. However, the credit agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, and the foregoing summary of such agreement is qualified in its entirety by reference to the full text of such agreement.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock, and we cannot predict with certainty the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of shares of our common stock prevailing from time to time. We also cannot predict with certainty whether or when Medtronic will complete the Divestment or otherwise sell its remaining equity interest in our company. The sale or other availability of substantial amounts of shares of our common stock (including shares issued on the exercise of options, warrants, or convertible securities, if any) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of our common stock and our ability to raise additional capital through a future sale of securities.
Upon completion of this offering, we will have 280,813,348 shares of common stock outstanding (or 285,013,348 shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). This includes 28,000,000 shares of common stock (or 32,200,000 shares if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments) that we are offering to be sold in this offering, which shares will be freely tradable without restriction or further registration under the Securities Act, subject to the provisions of Rule 144 described below under “—Rule 144” and any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements.”
Sale of Restricted Shares
Subject to any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements,” all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may generally only be sold publicly in compliance with the limitations of Rule 144 described below under “—Rule 144.” As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.
Upon completion of this offering, Medtronic will own 90.03% of our outstanding shares of common stock (or 88.70% if the underwriters exercise in full their option to purchase additional shares of our common stock from us to cover over-allotments). These shares will be “restricted securities” as that term is defined in Rule 144. Subject to any contractual restrictions, including under the lock-up agreements described below under “—Lock-Up Agreements,” Medtronic will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.
In addition, upon completion of the offering, Medtronic will, subject to certain conditions, have registration rights with respect to all of the shares of our common stock that Medtronic will own following the completion of this offering. See “—Registration Rights.” At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the prevailing market price of shares of our common stock.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and has not been one of our affiliates at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of shares of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding; and
•the average weekly trading volume of shares of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
S-8 Registration Statement
In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register (i) an aggregate number of shares of our common stock equal to 15% of our outstanding shares of common stock upon completion of this offering that we expect to reserve for issuance under our proposed equity incentive plan and employee stock purchase plan, plus (ii) such additional number of shares intended to cover shares of our common stock issuable under Medtronic equity awards that will be converted to equity awards with respect to shares of our common stock in accordance with the Employee Matters Agreement and shares issuable pursuant to the automatic annual share renewal provisions of the proposed equity incentive plan and employee stock purchase plan. The registration statement will become effective automatically upon filing with the SEC, and shares of our common stock covered by the registration statement will be eligible for resale in the public market immediately after the effective date of the registration statement, subject to the lock-up agreements described below under “—Lock-Up Agreements” and subject to the resale restrictions described under “—Rule 144” in the case of shares of our common stock held by our affiliates.
Lock-Up Agreements
In connection with this offering, we, our executive officers, our directors, and Medtronic have agreed with the underwriters that, except with the prior written consent of each of Goldman Sachs & Co. LLC and BofA Securities, Inc., we and they will not, subject to certain exceptions, during the period beginning on the date of this prospectus and continuing through the date that is 180 days after the date of this prospectus, offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Goldman Sachs & Co. LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. See “Underwriting.”
Registration Rights
Pursuant to the Registration Rights Agreement we will enter into with Medtronic in connection with the Separation, Medtronic will be able to require us to effect the registration under the Securities Act of shares of our common stock that Medtronic will own following the completion of this offering. See “Certain Relationships and Related Person Transactions—Agreements to be Entered into in Connection with the Separation—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax considerations to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of this prospectus. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of shares of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. We cannot assure you that the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the purchase, ownership, and disposition of shares of our common stock.
This discussion is limited to Non-U.S. Holders that hold shares of our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address considerations relevant to Non-U.S. Holders subject to special rules, including:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding shares of our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell shares of our common stock under the constructive sale provisions of the Code;
•persons who hold or receive shares of our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons subject to special tax accounting rules, including as a result of any item of gross income with respect to shares of our common stock being taken into account on an applicable financial statement; and
•tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding shares of our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common stock. In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of shares of our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce a Non-U.S. Holder’s basis in shares of our common stock, but not below zero, and then will be treated as gain from the sale of shares of our common stock, as described below under “—Gain on Sale or Other Disposition of Shares of Our Common Stock.”
Dividends paid to a Non-U.S. Holder generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below), a Non-U.S. Holder will be required to provide a properly executed applicable IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying the Non-U.S. Holder’s entitlement to benefits under a treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will generally be taxed on the dividends on a net income basis at regular rates applicable to a U.S. person. In this case, the Non-U.S. Holder will be exempt from the withholding tax discussed in the preceding paragraph, although the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. Non-U.S. Holders should consult their tax advisors with respect to other U.S. tax considerations of the ownership and disposition of shares of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) for corporations.

Gain on Sale or Other Disposition of Shares of Our Common Stock
Subject to the discussion below under “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become a USRPHC in the future. Even if we were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in shares of our common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares offered by us. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Evercore Group L.L.C.
Piper Sandler & Co.
BTIG, LLC
William Blair & Company, L.L.C.
Total
The underwriters are committed to take and pay for all of the shares offered by us, if any are taken, other than the shares covered by the option to purchase additional shares to cover over-allotments described below unless and until this option is exercised.
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 4,200,000 additional shares of our common stock from us at the initial public offering price less the underwriting discounts and commissions solely to cover over-allotments. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,200,000 additional shares to cover over-allotments of our common stock, as described above.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $  per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price has been negotiated among us, Medtronic plc, and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.
We intend to apply to list our shares of common stock on Nasdaq under the symbol “MMED.”
In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option to purchase additional shares to cover over-allotments described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares to cover over-allotments or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option to purchase additional shares to cover over-allotments described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option to purchase additional shares to cover over-allotments described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $14 million. We have also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with this offering in an amount up to $40,000. Medtronic has agreed to pay for any expenses incurred by us in connection with the sale of the securities registered hereby.
We have agreed that, for a period of 180 days after the date of this prospectus (the “restricted period”) we will not (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to our common stock, including but not limited to any options or warrants to purchase shares of our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our common shares or such other securities, in cash or otherwise, without the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc.

The restrictions described in the paragraph above relating to the Company do not apply to:
(1)the shares to be sold hereunder;
(2)any transaction or actions (including, for the avoidance of doubt, any transfers) to facilitate the Separation or the Divestment or otherwise in connection therewith; provided that no securities of the Company may be sold, distributed, or exchanged to effect the Divestment prior to the expiration of the restricted period;
(3)the issuance by the Company of shares of common stock or any other security pursuant to the exercise of an option or warrant or the conversion or exchange of a security in each case outstanding on the date of this prospectus and described herein;
(4)issuances by the Company of grants of options, restricted shares, restricted share units, or other equity-based awards (including any securities convertible into shares of common stock) to officers, directors, employees, and consultants of the Company in accordance with the terms of an equity incentive plan or stock purchase plan described herein, or the issuance by the Company of shares of common stock upon the exercise thereof;
(5)the filing by the Company of a registration statement with the SEC on Form S-8;
(6)the public filing with or confidential submission to the SEC of a registration statement under the Securities Act relating to the Divestment, including on Form S-4, and any offers thereunder; provided that, in the case of a public filing with the SEC, the registration statement does not effectuate the sale, distribution, or exchange of securities of the Company prior to the expiration of the restricted period;
(7)any issuance of shares of common stock to Medtronic to the extent necessary to maintain Medtronic’s ownership of at least 80.1% of the outstanding shares of common stock;
(8)any issuance of shares of common stock to Medtronic in connection with the Separation; or
(9)the issuance of shares of common stock, or any securities convertible into or exercisable or exchangeable for shares of common stock, or the entry into an agreement to issue shares of common stock, in each case in connection with any bona fide merger, joint venture, strategic alliance, commercial, or other collaborative transaction, or the acquisition or license by the Company of the business, property, technology, or other assets of another individual or entity that is an unaffiliated third party of the Company, or the assumption of an employee benefit plan in connection with such a merger or acquisition; provided that the aggregate number of shares of common stock or securities convertible into or exercisable for such shares that the Company may sell or issue or agree to sell or issue shall not exceed 10% of the total number of shares of the Company’s common stock issued and outstanding immediately following the completion of this offering.
Our directors and executive officers and Medtronic have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, for the duration of the restricted period, may not (and may not cause or direct any of their affiliates to), without the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc.: (1) offer, sell, contract to sell, pledge, grant any option, right, or warrant to purchase, purchase any option or contract to sell, lend, or otherwise transfer or dispose of any shares of common stock of the Company, or any options or warrants to purchase any shares of common stock of the Company, or any securities convertible into, exchangeable for, or that represent the right to receive shares of common stock of the Company (the “lock-up securities”); (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge, or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to the registration of any lock-up securities; or (4) otherwise publicly announce any intention to do any of the foregoing

(except as made in connection with the Separation) that is inconsistent with Medtronic’s or the Company’s prior public disclosure with regard thereto.
The restrictions described in the paragraph above relating to our directors and executive officers and Medtronic do not apply to:
(1)transfers as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes;
(2)transfers upon death by will, testamentary document, or intestate succession;
(3)in the case of a natural person, transfers to any member of the immediate family of the lock-up party or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust;
(4)transfers to a partnership, limited liability company, or other entity of which the lock-up party or the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests;
(5)transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (1) through (4) above;
(6)in the case of a corporation, partnership, limited liability company, or other business entity, transfers (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act), or to any investment fund or other entity which fund or entity is controlled or managed by, or under common control with, the lock-up party, or (B) as part of a distribution by the lock-up party to its stockholders, partners, members, or other equityholders or to the estate of any such stockholders, partners, members, or other equityholders;
(7)transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, or separation agreement;
(8)transfers to the Company from an employee of the Company upon death, disability, or termination of employment;
(9)if not an officer or director of the Company, in connection with a sale of the lock-up party’s shares of common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing date of this offering;
(10)to the Company in connection with the vesting, settlement, or exercise, as applicable, of restricted stock units, performance stock units, options, warrants, or other rights in respect of shares of our common stock (including, in the case of options and warrants, by way of “net” or “cashless” exercise) that are scheduled to expire or vest during the restricted period, including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, performance stock units, options, warrants, or other rights in respect of shares of our common stock, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan, stock purchase plan, or other equity incentive plan, or pursuant to the terms of convertible securities, each as described in this prospectus, provided that any securities received upon such vesting, settlement, exercise, or conversion shall be subject to the terms of the lock-up agreement;
(11)with respect to Medtronic only, transfers in connection with and pursuant to the Separation, which shall include the conversion, reclassification, redemption, or exchange of any lock-up securities in connection with and pursuant to the Separation;

(12)with respect to Medtronic only, transfers among Medtronic and/or any of its controlled affiliates as intercompany transfers to facilitate the Divestment and transactions related thereto;
(13)on behalf of the underwriters; provided that (A) in the case of clauses (3), (4), (5), and (6) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (1), (2), (3), (4), (5), (6), and (7) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee, or distributee, as the case may be, shall sign and deliver a lock‑up agreement, (C) in the case of clauses (2), (3), (4), (5), and (6) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor, or distributee) under the Exchange Act, or other public filing, report, or announcement reporting a reduction in beneficial ownership of lock-up securities shall be required or shall be voluntarily made in connection with such transfer or distribution (other than any Form 4 filing or filing of any other required form, which shall clearly indicate in the footnotes thereto the nature and conditions of such transfer in the case of clauses (2), (3), (4), and (5)), and (D) in the case of clauses (1), (7), (8), (9), and (10) above, no filing under the Exchange Act or other public filing, report, or announcement shall be voluntarily made, and if any such filing, report, or announcement shall be legally required during the lock-up period, such filing, report, or announcement shall clearly indicate in the footnotes thereto the circumstances and conditions of such transfer or distribution;
(14)entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale, or other disposition of common stock, if then permitted by the Company; provided that none of the securities subject to such plan may be transferred, sold, or otherwise disposed of until after the expiration of the restricted period; and provided, further, that to the extent a public announcement, report, or filing under the Exchange Act, if any, is required or voluntarily made by or on behalf of the undersigned or the Company regarding, or that otherwise discloses, the establishment of a Rule 10b5-1 plan, such announcement, report, or filing shall include a statement to the effect that no transfer of shares of common stock may be made under such plan during the restricted period;
(15)transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by the Board and made to all holders of the Company’s capital stock involving a change of control of the Company (defined as the transfer to a person or group of affiliated persons of a majority of the outstanding voting securities of the Company); provided that in the event that such change of control is not completed, the lock-up securities shall remain subject to the provisions of the lock-up agreement;
(16)any demands or requests for, exercise of any right with respect to, or the taking of any action in preparation of, the registration by the Company under the Securities Act of lock-up securities or other securities; provided that no securities of the Company may be sold, distributed, or exchanged prior to the expiration of the restricted period; or
(17)with respect to Medtronic only, (A) the filing or confidential submission of a registration statement on Form S-4 with the SEC relating to the Divestment at any time and the making of offers thereunder, provided that, in the case of a public filing with the SEC, such registration statement does not effectuate the sale, distribution or exchange of securities of the Company prior to the expiration of the restricted period, and (B) public disclosure of the intention to (i) file with or submit to the SEC such a registration statement in compliance with clause (A) above or (ii) effect the Divestment, provided that such Divestment will not be completed prior to the expiration of the restricted period.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(1)to any legal entity which is a qualified investor as defined in Article 2 of the Prospectus Regulation;
(2)to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(3)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (1) has been approved by the Financial Conduct Authority or (2) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(1)to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(2)to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
(3)in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our or the underwriters’ behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
In addition, this document is being distributed only to, and is directed only at, (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (iii) high net worth companies, and other persons to whom it may be lawfully communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
The shares are only available to, and any invitation, offer, or agreement to subscribe, purchase, otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Australia
This document:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of twelve months from the date of issue of the shares of common stock, offer, transfer, assign, or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Canada
The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong).
No advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the SFO and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock. Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and the other applicable laws and regulations, directives, and ministerial guidelines of Japan.

Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual how is an accredited investor, the securities or securities-based derivative contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:
(i)to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA);
(ii)where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA;
(iii)where no consideration is or will be given for the transfer;
(iv)where the transfer is by operation of law;
(v)as specified in Section 276(7) of the SFA; or
(vi)as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares of common stock or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
Ireland
Any issuance or placement of the shares of common stock must be in conformity with: (a) the European Union (Markets in Financial Instruments) Regulations 2017 (S.I 375 of 2017), as amended, and Regulation (EU) No. 600 of 2014, and any codes of conduct used in connection therewith and the provisions of the Investor Compensation Act 1998, as amended (to the extent applicable); (b) the provisions of the Companies Act 2014 (as amended), the Irish Central Banks Acts 1942 to 2018 (as amended) and any codes of conduct rules made under Section 117(1) of the Central Bank Act 1989; (c) the provisions of the European Union (Prospectus) Regulations 2019 (S.I. 380 of 2019) (as amended) and any rules issued under Section 1363 of the Companies Act 2014 (as amended) by the Central Bank of Ireland; and (d) the provisions of the Market Abuse Regulation (EU 596/2014), the European Union (Market Abuse) Regulations 2016 (S.I. 349 of 2016), as amended, and any rules issued under Section 1370 of the Companies Act 2014 (as amended) by the Central Bank of Ireland.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS
The financial statements as of April 25, 2025 and April 26, 2024 and for each of the three years in the period ended April 25, 2025 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, of which this prospectus forms a part, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information included in the registration statement and the exhibits thereto. References in this prospectus to any of our contracts or other documents are not necessarily complete, and each such reference is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. For additional information about us and the shares of our common stock offered hereby, you should refer to the registration statement and the exhibits thereto, which are available on the internet website maintained by the SEC at www.sec.gov.
Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic and current reports, proxy statements, and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.minimed.com as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC at www.sec.gov.
The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our common stock. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Medtronic plc and Shareholder of MiniMed Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Diabetes Business of Medtronic plc (the "Company") as of April 25, 2025 and April 26, 2024, and the related combined statements of loss, comprehensive loss, equity and cash flows for each of the three years in the period ended April 25, 2025, including the related notes (collectively referred to as the "combined financial statements"). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of April 25, 2025 and April 26, 2024, and the results of its operations and its cash flows for each of the three years in the period ended April 25, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Corporate and Shared Expenses Allocated to the Diabetes Business Combined Financial Statements
As described in Notes 1 and 16 to the combined financial statements, on May 21, 2025, Medtronic plc (“Medtronic”) announced its intention to pursue a separation of the Diabetes business. The combined financial statements reflect certain corporate and shared expenses that have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. These expenses have been allocated by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures and totaled $344 million for the year ended April 25, 2025.
The principal consideration for our determination that performing procedures relating to corporate and shared expenses allocated to the Diabetes business combined financial statements is a critical audit matter is a high degree of auditor effort in performing procedures related to management’s determination of the corporate and shared expenses allocated to the Diabetes business.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included, among others (i) evaluating management’s process for determining the allocation methodologies; (ii) testing the completeness and accuracy of the data used by management in the allocation; and (iii) testing the allocation of corporate and shared expenses between Medtronic and the Diabetes business.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
August 26, 2025, except for the net sales by product category information included in Note 3 to the combined financial statements, as to which the date is October 28, 2025
We have served as the Company’s auditor since 2024.

Diabetes Business of Medtronic plc
Combined Statements of Loss

	Fiscal Year
(in millions)	2025	2024	2023
Net sales	$2,715	$2,469	$2,245
Cost of products sold	1,187	1,032	937
Gross profit	1,528	1,436	1,308
Operating expenses:
Research and development expense	436	437	429
Selling, general, and administrative expenses	1,080	1,057	960
Certain litigation charges	165	—	—
Other operating (income) expense, net	(8)	11	(12)
Operating loss	(146)	(69)	(69)
Other non-operating expense, net	1	1	7
Loss before income taxes	(147)	(70)	(76)
Income tax provision	52	38	16
Net loss	(198)	(107)	(92)
Net income attributable to noncontrolling interests	(15)	(5)	(5)
Net loss attributable to Diabetes Business	$(213)	$(112)	$(96)
The accompanying notes are an integral part of these combined financial statements.

Diabetes Business of Medtronic plc
Combined Statements of Comprehensive Loss

	Fiscal Year
(in millions)	2025	2024	2023
Net loss	$(198)	$(107)	$(92)
Other comprehensive income (loss), net of tax:
Translation adjustment	19	(7)	(2)
Other comprehensive income (loss)	19	(7)	(2)
Comprehensive loss attributable to Diabetes Business	$(179)	$(114)	$(94)
The accompanying notes are an integral part of these combined financial statements.

Diabetes Business of Medtronic plc
Combined Balance Sheets

(in millions)	April 25, 2025	April 26, 2024
ASSETS
Current assets
Cash and cash equivalents	$11	$54
Accounts receivable, less allowances and credit losses of $46 and $40, respectively	570	507
Inventories	311	292
Other current assets	48	43
Total current assets	939	895
Property, plant, and equipment, net	706	636
Goodwill	2,255	2,255
Other intangible assets, net	132	161
Tax assets	19	16
Other assets	150	131
Total assets	$4,201	$4,094
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$205	$190
Accrued compensation	182	169
Accrued rebates	51	39
Other accrued expenses	271	120
Total current liabilities	710	518
Other liabilities	162	128
Total liabilities	871	647
Commitments and contingencies (Note 14)
Parent company equity
Net investment from Parent	3,328	3,464
Accumulated other comprehensive income (loss)	3	(16)
Total parent company equity	3,330	3,448
Total liabilities and parent company equity	$4,201	$4,094
The accompanying notes are an integral part of these combined financial statements.

Diabetes Business of Medtronic plc
Combined Statements of Equity

(in millions)	Parent company investment	Accumulated other comprehensive income (loss)	Total parent company equity
April 29, 2022	$3,272	$(7)	$3,266
Net loss	(92)	—	(92)
Net transfers from parent	231	—	231
Other comprehensive income (loss)	—	(2)	(2)
April 28, 2023	$3,411	$(9)	$3,402
Net loss	(107)	—	(107)
Net transfers from parent	160	—	160
Other comprehensive income (loss)	—	(7)	(7)
April 26, 2024	$3,464	$(16)	$3,448
Net loss	(198)	—	(198)
Net transfers from parent	62	—	62
Other comprehensive income (loss)	—	19	19
April 25, 2025	$3,328	$3	$3,330
The accompanying notes are an integral part of these combined financial statements

Diabetes Business of Medtronic plc
Combined Statements of Cash Flows

	Fiscal Year
(in millions)	2025	2024	2023
Operating Activities:
Net loss	$(198)	$(107)	$(92)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	143	129	115
Provision for credit losses	21	22	15
Deferred income taxes	(2)	3	(11)
Stock-based compensation	41	38	35
Postretirement benefit plan expense	8	8	10
Other, net	5	21	14
Change in operating assets and liabilities:
Accounts receivable, net	(66)	(105)	(70)
Inventories	(19)	5	(28)
Accounts payable and accrued liabilities	191	(4)	14
Other operating assets and liabilities	16	30	(6)
Cash provided by (used in) operating activities	140	41	(6)
Investing Activities:
Additions to property, plant, and equipment	(193)	(148)	(167)
Purchases of investments	—	(5)	(13)
Sales and maturities of investments	—	11	—
Other investing activities, net	—	(14)	—
Cash used in investing activities	(193)	(157)	(180)
Financing Activities:
Net transfers from Parent	12	112	182
Other financing activities, net	(2)	—	3
Cash provided by financing activities	10	112	185
Net change in cash and cash equivalents	(43)	(4)	(1)
Cash and cash equivalents at beginning of period	54	58	60
Cash and cash equivalents at end of period	$11	$54	$58
The accompanying notes are an integral part of these combined financial statements.

1. Description of the Business and Basis of Presentation
Background On May 21, 2025, Medtronic plc ("Medtronic" or "Parent") announced its intention to pursue a separation of the Diabetes business (referred to herein as the "Company," "we," "us," or "our"), which has historically been the Diabetes Operating Unit.
Description of the Business The Company is a global medical technology provider that develops, manufactures, and markets products and services for the management of Type 1 and Type 2 diabetes. The primary products from which the Company derives its revenues include those focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens.
Basis of Presentation The Company has historically operated as part of Medtronic and not as a standalone company. These combined financial statements reflect the combined historical financial position, results of operations, and cash flows of the Company as historically managed within Medtronic for the periods presented. The combined financial statements have been prepared in United States ("U.S.") dollars and in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The accounting policies used to derive the combined financial statements are consistent with those used by the Parent. The combined financial statements may not be indicative of the Company's future performance and do not necessarily reflect what the results of operations, financial position, and cash flows would have been had it operated as an independent company during all periods presented. Amounts reported in millions within this annual report are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
All revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities are included in the combined financial statements herein. Also, the Company has historically functioned together with other businesses controlled by Medtronic. Accordingly, the Company relied on Medtronic's corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Total costs allocated to the Company were $344 million, $322 million, and $314 million for the years ended April 25, 2025, April 26, 2024, and April 28, 2023, respectively, and are included in the combined statements of loss. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included in Net investment from Parent. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Management considers the basis on which these expenses have been allocated to be a reasonable reflection of the utilization of such services by the Company.
The combined financial statements also include certain assets and liabilities that have historically been recorded at the Medtronic corporate level but are specifically identifiable or otherwise attributable to the Company. Cash and cash equivalents legally owned and held by the Company are reflected in the combined balance sheets. Cash pooling, related interest, and intercompany arrangements are excluded from the asset and liability balances in the combined balance sheets. Third-party debt and related interest expense of Medtronic were not attributed to the Company for the periods presented as the Company is not the sole legal obligor of such debt and Medtronic’s borrowings were not directly attributable to the Company, nor secured solely by the Company’s assets or guaranteed by the Company.
Net investment from Parent represents Medtronic’s interest in the Company’s net assets. As a direct ownership relationship does not exist between the various entities of the Company, Net investment from Parent is shown in the combined balance sheets herein. All significant transactions between Medtronic and the Company have been included in the combined financial statements. All intercompany transactions and balances have been eliminated. Medtronic uses a centralized approach to cash management and financing of its operations and Medtronic funds the Company’s operating and investing activities as needed. The Company historically participated in related cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are remitted regularly from the Company’s accounts. As a result of our participation in Medtronic’s centralized cash management arrangements, the Company holds limited cash. Therefore, the Company will continue to be funded through Medtronic’s cash management strategy through the anticipated separation. Accordingly, management believes that the Company will have sufficient liquidity to continue as a going concern. Transactions between Medtronic and the Company are deemed to have been settled immediately through Medtronic's net investment. The net effect of the settlement of related party transactions is reflected as “Net transfers to parent,” a financing activity in the combined statements of cash flows and “Net investment from Parent” in the combined balance sheets.
2. Summary of Significant Accounting Policies
Use of Estimates The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Estimates are used when accounting for items such as income taxes, contingencies, goodwill and intangible assets, equity investments, rebates, and liability valuations. Actual results may or may not differ from those estimates.
Fiscal Year-End The Company utilizes a 52/53-week fiscal year, ending the last Friday in April, for the presentation of its combined financial statements and related notes thereto at April 25, 2025 and April 26, 2024, and for each of the fiscal years ended April 25, 2025 (fiscal year 2025), April 26, 2024 (fiscal year 2024) and April 28, 2023 (fiscal year 2023).
Cash Equivalents The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.
Investments The Company invests in marketable equity securities, including investments that do not have readily determinable fair values and investments accounted for under the equity method. Certain of the Company’s investments in marketable equity securities are long-term, strategic investments in companies that are in various stages of development and are included in other assets on the combined balance sheets. Equity investments that do not have readily determinable fair values are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Equity securities accounted for under the equity method are initially recorded at the amount of the Company’s investment and are adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Securities accounted for under the equity method are reviewed quarterly for changes in circumstance or the occurrence of events that suggest other than temporary impairment has occurred.
Accounts Receivable and Allowance for Doubtful Accounts and Credit Losses The Company grants credit to customers in the normal course of business and maintains an allowance for doubtful accounts for potential credit losses. When evaluating allowances for doubtful accounts, the Company considers various factors, including historical experience and customer-specific information. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible. The Company estimates expected credit losses on a pool basis when similar risk characteristics are present. Portfolio segments are determined based on geography and type of customer. Type of customer includes Direct Consumers, Distributors, and National Healthcare Systems. Customer type is further disaggregated by country or region for determining portfolio segments. For each of the portfolio segments, credit losses are estimated based on a historical loss methodology, adjusted for current conditions and supportable forecast. The risk of loss for the Distributor and National Healthcare System receivables is low based on the Company’s historical experience. The risk of loss for Direct Consumer receivables is higher as these are reliant on direct consumers having the ability to pay, and on the acceptance and payment from third-party payors.

The following table provides a reconciliation of the changes in the allowance for credit losses for fiscal years 2025, 2024, and 2023:

(in millions)	April 25, 2025	April 26, 2024	April 28, 2023
Allowance for credit losses, beginning of period	$40	$41	$62
Provision	21	22	15
Utilization and other	(15)	(23)	(36)
Allowance for credit losses, end of period	$46	$40	$41
Inventories Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reduces the carrying value of inventories for items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments, or other economic factors.
Property, Plant, and Equipment Property, plant, and equipment is stated at cost and depreciated over the useful lives of the assets using the straight-line method. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. The Company assesses property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. The cost of interest that is incurred in connection with significant ongoing construction projects is capitalized using a weighted average interest rate. These costs are included in property, plant, and equipment and amortized over the useful life of the related asset. Upon retirement or disposal of property, plant, and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts. The difference, if any, between the net asset value and the proceeds, is recognized in earnings.
Goodwill and Intangible Assets Goodwill attributed to the Company represents the historical goodwill balances in the Parent's Diabetes business arising from acquisitions specific to the Company. Goodwill is the excess of the purchase price over the estimated fair value of identified net assets of acquired businesses. The Company assesses goodwill for impairment annually in the third quarter of the fiscal year and whenever an event occurs, or circumstances change that would indicate the carrying amount may be impaired. The Company operates as a single segment, which is considered to be the sole reporting unit. Therefore, impairment testing for goodwill is performed at the enterprise level. The Company calculates the excess of the reporting unit's fair value over its carrying amount, including goodwill, utilizing a discounted cash flow analysis and revenue and earnings multiples using comparable public company information. The test for impairment of goodwill requires the Company to make several estimates related to projected future cash flows and appropriate multiples to determine the fair value of the goodwill reporting unit. Significant assumptions used in the reporting unit fair value measurements include forecasted cash flows, including revenue and expense growth rates, discount rate, and revenue and earnings multiples. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit.
Intangible assets include purchased technology, patents, trademarks, tradenames, and customer relationships. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives typically ranging from 7 to 20 years. Amortization is recognized within cost of products sold and selling, general, and administrative expenses in the combined statements of loss. Intangible assets with a definite life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group, which includes intangible assets, may not be recoverable. When events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, the Company compares the asset group’s carrying value to its respective undiscounted future cash flows. If the carrying value is not recoverable, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value. The fair value of the asset group is estimated by utilizing a discounted cash flow analysis.
Lessor Arrangements In certain geographies, insulin pumps are leased to customers, including on a stand-alone basis or in arrangements that include the pump and ongoing purchase of consumable products, which are accounted for as operating leases. The lease terms are typically up to four years. For arrangements that contain both pumps and consumables, consideration is allocated between the lease and non-lease components based on the relative standalone price. Operating lease revenue is recognized within net sales in the combined statements of loss and represented less than 3 percent of the Company’s total net sales for fiscal years 2025, 2024, and 2023. Assets related to operating leases are reported within property, plant, and equipment, net in the combined balance sheets.
Self-Insurance The Company participates in Medtronic's self-insurance program, which self-insures the majority of its insurable risks, including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, and product liability. Insurance coverage is obtained for risks required to be insured by law or contract. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. The self-insurance program may not be indicative of the Company's future insurance structure on a standalone basis.
Retirement Benefit Plans Certain of the Company’s employees participate in benefit plans administered and sponsored by Medtronic, including defined benefit plans and other post-retirement plans. The Company accounts for the participation in these benefit programs as multi-employer benefit plans. An allocated portion of the cost associated with the multi-employer plans is reflected in the combined financial statements, and any net assets or obligations associated with the multiemployer plans are retained by Medtronic. The allocated service costs associated with the multi-employer plans reflected in these combined financial statements was $8 million, $8 million, and $10 million in fiscal years 2025, 2024, and 2023, respectively.
Fair Value Measurements The Company follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and non-recurring basis. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:
•Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Inputs are unobservable for the asset or liability.
Revenue Recognition The Company derives its revenues from the sale of reusable and single-use products which together comprise AID systems and smart multiple daily injection (MDI) systems. In the United States, the Company primarily sells its products directly to patients and indirectly with independent distributors. Outside of the United States, the diabetes market is highly varied, with nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement. The Company recognizes revenue when control is transferred to the customer. Revenue for insulin pumps, smart insulin pens, CGMs, other consumables, and software is generally recognized at a point in time. Revenue for services, such as patient training and education and care management, is recognized as services are rendered. For products sold through direct sales representatives and independent distributors, control is typically transferred upon shipment or upon delivery, based on the contract terms and legal requirements. Payment terms vary depending on the country of sale, type of customer, and type of product and generally range from 30 days to 180 days.
The Company considers the individual deliverables in its product offerings to be separate performance obligations. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling price. Contracts for the sale of certain products may include promises related to ongoing monitoring services that are typically provided throughout the four-year warranty period. As there is no standalone value for these services, the Company estimates the value by applying the expected cost plus margin approach. The services were determined to be both qualitatively and quantitatively immaterial in the context of the contract, and the Company has elected to account for these using the practical expedient under ASC 606-10-25-16A which permits a company make a cost accrual for the costs of providing the services if revenue is recognized before those immaterial services are transferred to the customer. The cost accrual for these services is included in other accrued expenses and other liabilities in the combined balance sheets.
Shipping and handling is treated as a fulfillment activity rather than a promised service, and therefore, is not considered a performance obligation. Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue producing transaction and collected by the Company from customers (for example, sales, use, value added, and some excise taxes) are not included in revenue. For contracts that have an original duration of one year or less, the Company uses the practical expedient applicable to such contracts and does not adjust the transaction price for the time value of money.
Generally, the Company offers a 30-day right of return to customers that purchase directly from the Company. Distributors do not have rights of return. The amount of revenue recognized reflects sales rebates and returns and other revenue adjustments, which are estimated based on sales terms, historical experience, expected volumes, and trend analysis. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the rebate claim, the stated rebate rates, and other relevant information. In estimating returns, the Company considers the historical experience, adjusted for any known or expected changes. The Company records adjustments to rebates and returns reserves as increases or decreases of revenue.
The Company records a deferred revenue liability if a customer pays consideration, or the Company has the right to invoice, before the Company transfers a good or service to the customer. Deferred revenue primarily relates to software upgrades for certain products.
Shipping and Handling Shipping and handling costs incurred to physically move product from the Company's premises to the customer's premises are recognized in selling, general, and administrative expenses in the combined statements of loss and were $49 million, $50 million and $51 million in fiscal years 2025, 2024, and 2023, respectively. Other shipping and handling costs incurred to store, move, and prepare products for shipment are recognized in cost of products sold in the combined statements of loss.
Warranty The Company offers warranties on certain product offerings. The majority of the Company's warranty liability relates to the four-year warranty on insulin pumps offered to original users and may replace any pumps that do not function as intended, in accordance with the product specifications within the warranty period. Estimated warranty costs associated with a product are recorded within cost of products sold at the time revenue is recognized. The Company estimates future warranty costs by analyzing historical and anticipated rates of warranty claims and the number and cost of units sold. The Company assesses the adequacy of the warranty reserves on a quarterly basis and adjusts these amounts as necessary.
Research and Development Research and development costs are expensed when incurred. Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Contingencies The Company records a liability in the combined financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable, and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed.
Income Taxes The Company is included in the foreign and domestic tax returns of Medtronic and its U.S. and foreign affiliates. The Company calculated the provision for income taxes by using a separate-return method. Under this method, the Company assumed the filing of a separate return with the tax authority in each jurisdiction in which the Company operates, thereby reporting the taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Medtronic. The Company’s current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that it could claim on its hypothetical return and assesses the need for a valuation allowance on the basis of our projected separate-return results.
Post separation, the Company’s operating footprint, as well as tax return elections and assertions may be different and therefore, the Company’s hypothetical income taxes, as presented in the combined financial statements, may not be indicative of the Company’s future income taxes. The current tax provision (or benefit) determined under the separate-return method is considered to be settled immediately and, therefore, is effectively included in net transfers (to) from Parent.
Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax balances on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax balances is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent it is believed these assets are more likely than not to be realized. In making such a determination, the Company considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If it is determined that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
Uncertain tax positions are recorded on the basis of a two-step process in which (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
Other Operating (Income) Expense, Net Other operating (income) expense, net primarily includes restructuring expense, royalty expense, foreign currency hedging gains and losses, currency remeasurement, Puerto Rico excise taxes, and income from research and development funding arrangements.
Other Non-Operating Expense, Net Other non-operating expense, net includes investment gains and losses.
Currency Translation Assets and liabilities of non-U.S. dollar functional currency entities are translated to U.S. dollars at period-end exchange rates, and the currency impacts arising from the translation of the assets and liabilities are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss), on the combined balance sheets. Elements of the combined statements of loss are translated at the average monthly currency exchange rates in effect during the period. Currency transaction gains and losses are included in other operating (income) expense, net in the combined statements of loss.
Stock-Based Compensation The Company’s employees participate in Medtronic’s stock compensation plans. Stock-based compensation is measured at fair value at the grant date. Stock-based compensation expense associated with stock options, restricted stock units, performance share units, and the employee stock purchase plan are attributable to or 100% allocable to the Company employees and recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company estimates pre-vesting forfeitures at the time of grant and revises the estimates in subsequent periods. The combined statements of loss also include allocations of stock-based compensation expense related to corporate functions.
Earnings Per Share  Earnings per share data has not been presented in the accompanying combined financial statements because the Diabetes business does not operate as a separate legal entity with its own capital structure.

Recently Adopted Accounting Standards
Supplier Finance Programs
In September 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-04, Liabilities - Supplier Finance Programs (Subtopic 405-50), which requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. The Company adopted this guidance on April 29, 2023. The adoption of this standard did not have a material impact on the Company’s combined financial statements but did require additional disclosures. Refer to Note 8 for additional information.
Segment Reporting
In November 2023, the FASB issued ASU 2023-07, Improvements to Segment Reporting (Topic 280), which requires incremental disclosures on reportable segments, primarily through enhanced disclosures on significant segment expenses. The Company retrospectively adopted this guidance beginning in the fourth quarter of fiscal year 2025. The adoption of this guidance did not have a material impact to the Company's combined financial statements but did require additional disclosures. Refer to Note 15 for additional information.
Not Yet Adopted Accounting Standards
Income Taxes
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires incremental annual disclosures on income taxes, including rate reconciliations, income taxes paid, and other disclosures. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2026. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220-40), which requires tabular disclosures disaggregating certain costs and expenses within relevant income statement captions. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2028. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.
3. Revenue
The Company's revenues are principally derived from the sale of reusable and single-use products which together comprise AID systems and smart multiple daily injection (MDI) systems for diabetes management to individuals, distributors, healthcare providers, and other institutions globally.
The table below includes net sales by market geography for fiscal years 2025, 2024, and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
U.S.(1)	$903	$833	$832
International(2)	1,812	1,636	1,413
Total	$2,715	$2,469	$2,245
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.

The table below includes net sales by product category for fiscal years 2025, 2024 and 2023:

	Net sales
(in millions)	2025	2024	2023
Pumps	$541	$540	$477
Consumables	854	777	760
CGM	1,313	1,117	958
Other (1)	6	34	50
Total	$2,715	$2,469	$2,245
__________________
(1)Primarily includes smart insulin pens and services. Also reflects adjustments to the Company's Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court. Refer to Note 14 for more information.
At April 25, 2025, $51 million of rebates and other adjustments were classified as accrued rebates and $38 million of rebates and other adjustments were classified as other liabilities in the combined balance sheets. At April 26, 2024, $39 million of rebates and other adjustments were classified as accrued rebates and $15 million of rebates and other adjustments were classified as other liabilities in the combined balance sheets. There were $5 million and $9 million of return reserves classified as other accrued expenses in the combined balance sheets at April 25, 2025 and April 26, 2024, respectively. During fiscal year 2025, the Company recognized $20 million of incremental Italian payback accrual resulting from the July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015. Refer to Note 14 for additional information. Other adjustments to variable consideration during fiscal years 2025 and 2024 were not material.
Deferred Revenue and Remaining Performance Obligations
Deferred revenue at April 25, 2025 and April 26, 2024 was $15 million and $16 million, respectively. At April 25, 2025 and April 26, 2024, $11 million and $11 million was included in other accrued expenses, respectively, and $3 million and $6 million was included in other liabilities, respectively. During fiscal year 2025, the Company recognized $13 million of revenue that was included in deferred revenue as of April 26, 2024. During fiscal year 2024, the Company recognized $12 million of revenue that was included in deferred revenue as of April 28, 2023.
Remaining performance obligations include goods and services that have not yet been delivered or provided under existing, noncancellable contracts with minimum purchase commitments. At April 25, 2025, the estimated revenue expected to be recognized in future periods related to unsatisfied performance obligations for executed contracts with an original duration of one year or more was approximately $12 million. The Company expects to recognize revenue on the majority of these remaining performance obligations over the next two years.
4. Inventories
Inventory balances were as follows:

(in millions)	April 25, 2025	April 26, 2024
Finished goods	$185	$165
Work-in-process	38	28
Raw materials	87	99
Total	$311	$292
5. Financial Instruments
The Company holds investments in equity investments without readily determinable fair values and investments accounted for under the equity method. Equity investments that do not have readily determinable fair values are included within Level 3 of the fair value hierarchy, as they are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
The following table summarizes the Company's equity and other investments at April 25, 2025 and April 26, 2024, which are classified as other assets in the combined balance sheets:

(in millions)	April 25, 2025	April 26, 2024
Investments without readily determinable fair values	$73	$74
Equity method investments	2	2
Total equity investments	$75	$76
The table below includes activity related to the Company's portfolio of equity and other investments:

	Fiscal Year
(in millions)	2025	2024	2023
Proceeds from sales	$—	$11	$—
Impairment losses recognized	(1)	(1)	(7)
6. Goodwill and Other Intangible Assets
Goodwill
As of April 25, 2025 and April 26, 2024, the carrying amount of goodwill was $2,255 million. The Company did not engage in any business combinations or other transactions that would affect the carrying amount of goodwill. The Company did not recognize any goodwill impairment charges during fiscal years 2025, 2024, and 2023.
Intangible Assets
The following table presents the gross carrying amount and accumulated amortization of intangible assets:

	April 25, 2025		April 26, 2024
Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased technology and patents	$246	$(125)	$246	$(101)
Customer-related	68	(60)	68	(56)
Trademarks, tradenames, and other	5	(3)	5	(2)
Total	$320	$(188)	$320	$(159)
The Company did not recognize any definite-lived intangible asset impairment charges during fiscal years 2025, 2024, and 2023.
Amortization Expense
The following table presents the intangible asset amortization expense classification in fiscal years 2025, 2024 and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Cost of products sold	$24	$24	$24
Selling, general, and administrative expense	5	9	9
Total amortization expense	$29	$33	$33

Estimated aggregate amortization expense by fiscal year based on the current carrying value and remaining estimated useful lives of definite-lived intangible assets at April 25, 2025 is as follows:

(in millions)	Amortization Expense
2026	$26
2027	26
2028	25
2029	22
2030	18
Thereafter	15
7. Property, Plant, and Equipment
Property, plant, and equipment balances and corresponding estimated useful lives were as follows:

(in millions)	April 25, 2025	April 26, 2024	Estimated Useful Lives (in years)
Computer software	$447	$334	Up to 10
Equipment	395	342	Up to 10
Land and land improvements	7	7	Up to 20
Building and leasehold improvements	233	214	Up to 30
Construction in progress	286	294
Property, plant, and equipment	1,369	1,192
Less: Accumulated depreciation	(663)	(556)
Property, plant, and equipment, net	$706	$636
Depreciation expense of $114 million, $96 million and $82 million was recognized in fiscal years 2025, 2024, and 2023, respectively.
8. Supplier Financing Program and Other Accrued Expenses
Supplier Financing Arrangements
The Company participates in a supplier financing program that provides participating suppliers the ability to finance payment obligations from the Company with third-party financial institutions in order to receive earlier payment. The Company’s standard payment term is 90 days. The Company’s outstanding payables to its suppliers, including amounts due and payment terms, are not affected by a supplier’s participation in the program.
At April 25, 2025 and April 26, 2024, the Company had $25 million of outstanding payables associated with the supplier financing program recorded in accounts payable in the combined balance sheets.
The following table presents a roll-forward of outstanding payables confirmed as valid associated with the program during fiscal year 2025:

Fiscal Year
(in millions)	2025
Beginning Balance	$25
Invoices confirmed during the year	114
Confirmed invoices paid during the year	(115)
Ending Balance	$25

Other Accrued Expenses
Other accrued expenses included in the combined balance sheets were as follows:

(in millions)	April 25, 2025	April 26, 2024
Accrued certain litigation charges	$165	$—
Accrued warranties	15	19
Deferred income	11	11
Ancillary services cost accrual	11	9
Right of return	5	9
Operating lease obligations	11	8
Other accrued expenses(1)	53	65
Total	$271	$120
__________________
(1)Other accrued expenses includes general accrued expenses as well as accruals related to restructuring, product remediation, clinical trials, and consultant fees.
As further described in Note 2, the Company provides warranties on certain product offerings. The following table provides a reconciliation of the changes in product warranty liabilities for fiscal years 2025, 2024, and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Balance at the beginning of the period	$65	$62	$85
Provisions for warranties issued during the period	37	22	15
Settlements made during the period	(41)	(26)	(23)
Adjustment of prior estimates	(3)	6	(15)
Balance at end of the period	$57	$65	$62
As of April 25, 2025 and April 26, 2024, total product warranty reserves were included in the following combined balance sheet accounts:

(in millions)	April 25, 2025	April 26, 2024
Other accrued expenses	$15	$19
Other long-term liabilities	42	45
Total warranty reserves	$57	$65
9. Income Taxes
The income tax provision is based on income before income taxes reported for financial statement purposes. The components of loss before income taxes, based on tax jurisdiction, are as follows:

	Fiscal Year
(in millions)	2025	2024	2023
U.S.	$(281)	$(176)	$(30)
International	134	106	(46)
Loss before income taxes	$(147)	$(70)	$(76)

The income tax provision consists of the following:

	Fiscal Year
(in millions)	2025	2024	2023
Current tax expense:
U.S.	$27	$13	$13
International	27	21	15
Total current tax expense	54	34	27
Deferred tax expense (benefit):
International	(2)	3	(12)
Net deferred tax expense (benefit)	(2)	3	(11)
Income tax provision	$52	$38	$16
Tax assets (liabilities), shown before jurisdictional netting of deferred tax assets (liabilities), are comprised of the following:

(in millions)	April 25, 2025	April 26, 2024
Deferred tax assets:
Net operating loss, capital loss, and credit carryforwards	$112	$79
Capitalization of research and development	280	251
Other accrued liabilities	8	7
Legal settlement	37	—
Accrued compensation	14	15
Stock-based compensation	11	11
Lease obligations	12	11
Intangible assets	3	—
Accumulated depreciation	5	4
Inventory	1	—
Other	6	6
Gross deferred tax assets	489	383
Valuation allowance	(462)	(360)
Total deferred tax assets	27	22
Deferred tax liabilities:
Right of use leases	(12)	(10)
Accumulated depreciation	—	—
Income tax receivables	—	1
Tax assets, net	15	13
Reported as (after valuation allowance and jurisdictional netting):
Other current assets	—	1
Tax assets	19	16
Other liabilities	(4)	(4)
Tax assets, net	$15	$13
No deferred taxes have been provided for undistributed earnings of the Company's subsidiaries of $444 million, $286 million and $112 million for periods April 25, 2025, April 26, 2024, and April 28, 2023, respectively, as these earnings have been and under current plans continue to be permanently reinvested in the subsidiaries. These amounts represent the separate current after-tax income of foreign subsidiaries accrued during these periods. Due to the number of legal entities and jurisdictions involved, the complexity of the legal structure of the separate operations making up these financial statements, and the complexity of the tax laws in the varying tax jurisdictions, the Company believes it is not practicable to estimate the amount of additional taxes that would result to the extent these permanently reinvested earnings were distributed in the future. For earnings not considered permanently reinvested, the Company has determined that these earnings would result in immaterial future tax costs of the Company, if and when distributed.
At April 25, 2025, the Company had approximately $9 million of tax effected net operating loss carryforwards in certain non-U.S. jurisdictions, which will expire during fiscal years 2028 through 2041.
At April 25, 2025, the Company had less than $1 million of tax effected U.S. federal net operating loss carryforwards, all of which have no expiration. For U.S. state purposes, the Company had $6 million of tax effected net operating loss carryforwards at April 25, 2025, all U.S. state loss carryforwards will expire during fiscal years 2026 through 2043.
At April 25, 2025, the Company also had $96 million of tax credits available to reduce future income taxes payable, of which $47 million have no expiration. The remaining credits will expire during fiscal years 2026 through 2038.
The Company has established valuation allowances primarily related to the uncertainty of the utilization of certain deferred tax assets in the U.S. federal and State jurisdictions, as well as certain tax loss carryforwards in various jurisdictions outside of the U.S. A rollforward of the Company's valuation allowances are as follows:

(in millions)	April 25, 2025	April 26, 2024	April 28, 2023
Valuation allowances, beginning of period	$360	$273	$201
Charges to tax expense	102	90	74
Charges to other accounts	—	(3)	(2)
Valuation allowances, end of period	$462	$360	$273
The increase in the valuation allowance in 2025, 2024 and 2023 was primarily due to an increase in the U.S. federal and State deferred tax assets.
The Company’s effective income tax rate varied from the U.S. federal statutory tax rate as follows:

	Fiscal Year
	2025	2024	2023
U.S. federal statutory tax rate	21.0%	21.0%	21.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of federal tax benefit	(0.8)	(2.5)	(3.3)
Research and development credit	13.7	29.3	25.5
International	4.4	6.7	(10.1)
Puerto Rico excise tax	—	—	17.0
Foreign derived intangible income	0.3	6.9	15.3
Valuation allowance adjustment	(68.6)	(114.0)	(86.3)
Stock-based compensation	(1.2)	(2.8)	(1.5)
U.S. tax on foreign earnings	0.1	5.2	5.8
Other, net	(3.4)	(1.7)	(5.3)
Uncertain tax positions	(0.9)	(2.3)	0.8
Effective tax rate	(35.4)%	(54.2)%	(21.1)%

The Organization for Economic Co-operation and Development (OECD) published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15% in each jurisdiction in which the group operates. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Global Minimum Tax. A number of countries, including Ireland, have enacted legislation to implement the core elements of Pillar Two, which were effective for the Company in fiscal year 2025. Based on the Company's analysis of Pillar Two provisions, these tax law changes did not have a material impact on the Company's financial statements for fiscal 2025
The Company recognizes the amount of income tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. Changes in unrecognized tax benefits impacting the provision for income taxes of the Company have been reflected in the combined statements of loss. Interest and penalties are also recognized in income tax provision in the combined statements of loss. For uncertain tax positions that the Company expects to be legally liable for, there were no unrecognized tax benefits inclusive of interest and penalties that have been recorded to non-current liabilities on the combined balance sheets for the periods ending April 25, 2025 and April 26, 2024, respectively. For uncertain tax positions where the Company is not legally and directly liable for, unrecognized tax benefits and interest and penalties are charged to Net investment from Parent on the combined balance sheets. A roll-forward of total unrecognized tax benefits attributable to the operations of the Company is as follows:

	Fiscal Year
(in millions)	2025	2024	2023
Gross unrecognized tax benefits at beginning of fiscal year	$—	$—	$—
Gross increases:
Current year tax positions	1	1	1
Gross decreases:
Prior year tax positions	—	—	(2)
Gross unrecognized tax benefits at end of fiscal year	1	1	(1)
Settled with Parent	(1)	(1)	1
Gross unrecognized tax benefits	$—	$—	$—
If all of the Company’s unrecognized tax benefits at April 25, 2025, April 26, 2024, and April 28, 2023 were recognized, $13 million, $12 million and $11 million would impact the Company’s effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company’s effective tax rate in future periods.
The Company recognizes interest and penalties related to income tax matters in income tax provision in the combined statements of loss. During fiscal years 2025, 2024, and 2023, the Company had accrued gross interest and penalties of $3 million, $3 million and $2 million, respectively, which were recorded to Net Investment from Parent. During fiscal years 2025, 2024, and 2023, the Company recognized an increase to gross interest expense of less than $1 million, increase to gross interest expense of $1 million and a decrease to gross interest expense of less than $1 million, respectively, in income tax provision in the combined statements of loss.
The Company reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these unresolved matters, or positions taken by the IRS or other tax authorities during future tax audits, could have an impact on the Company’s financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and that it has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts.

The major jurisdictions in which the Company operated which are subject to examination are as follows:

Jurisdiction	Earliest Open Year
United States - federal and state	2017
Puerto Rico	2020
Switzerland	2010
10. Stock Purchase and Award Plans
Medtronic plc currently issues stock awards under the 2021 Medtronic plc Long Term Incentive Plan ("2021 Plan"). The 2021 Plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock and cash-based awards. Medtronic plc also allows participating employees to purchase Medtronic plc ordinary shares at a discount through payroll deductions. Shares were purchased under the Medtronic plc 2024 Employee Stock Purchase Plan and the Medtronic plc Amended and Restated 2014 Employees Stock Purchase Plan during the fiscal years presented.
The following table presents the expense classification of stock-based compensation expense recognized by the Company for stock options, restricted stock, performance share units, and employee stock purchase plans in fiscal years 2025, 2024 and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Stock options	$7	$7	$6
Restricted stock	21	20	20
Performance share units	11	8	5
Employee stock purchase plan	3	3	3
Total stock-based compensation expense	$41	$38	$35

Cost of products sold	$5	$4	$3
Research and development expense	8	8	6
Selling, general, and administrative expense	29	26	26
Total stock-based compensation expense	41	38	35
Income tax benefits	(6)	(6)	(5)
Total stock-based compensation expense, net of tax	$35	$32	$30
During fiscal years 2025, 2024 and 2023, the Company recognized $24 million, $22 million and $23 million, respectively, of stock compensation expense related to direct Company employees, and $18 million, $16 million and $12 million, respectively, of stock compensation expense related to allocations of Medtronic's corporate and shared employee stock-based compensation expenses.
The following quantitative stock option, restricted stock, and performance share unit information relates to awards to those employees specifically identified as employees of the Company.
Stock Options Options are granted at the exercise price, which is equal to the closing price of the Parent’s ordinary shares on the grant date. The majority of the options are non-qualified options with a ten-year life and a four-year ratable vesting term. The Black-Scholes option pricing model (Black-Scholes model) is used to determine the fair value of stock options at the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Parent’s stock price, and expected dividends. Expected volatility is based on a blend of historical volatility and an implied volatility of the Parent’s ordinary shares. Implied volatility is based on market traded options of the Parent’s ordinary shares.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
(in millions)	2025	2024	2023
Weighted average fair value of options granted	$16.36	$18.44	$18.73
Assumptions used:
Expected life (years)	6.1 years	6.1 years	5.9 years
Risk-free interest rate	4.07%	4.17%	2.81%
Volatility	24.47%	24.30%	24.21%
Dividend yield	3.48%	3.19%	2.83%
The following table summarizes stock option activity during fiscal year 2025:

	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at April 26, 2024	993	$92.75
Granted	209	80.41
Exercised	(168)	75.49
Expired/Forfeited/Cancelled	(8)	93.59
Outstanding at April 25, 2025	1,025	93.06	6.9	$1
Expected to vest at April 25, 2025	468	87.96	8.3	1
Exercisable at April 25, 2025	507	98.63	5.5	—
The total cash received from the issuance of new shares upon stock option award exercises for fiscal year 2025 was $8 million. The total intrinsic value of options exercised and the related tax benefit during fiscal year 2025 were not significant. The total cash received from the issuance of new shares upon stock option award exercises, the total intrinsic value of options exercised, and the related tax benefit during fiscal years 2024 and 2023 were not significant. Unrecognized compensation expense related to outstanding stock options at April 25, 2025 was $6 million and is expected to be recognized over a weighted average period of 2.5 years.
Restricted Stock Restricted stock units are expensed over the vesting period and are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The expense recognized for restricted stock units is equal to the grant date fair value, which is equal to the closing stock price on the date of grant. The majority of the restricted stock units either have a four-year ratable vesting term or cliff vest after three years. Restricted stock units are not considered issued or outstanding ordinary shares of the Parent. Dividend equivalent units are accumulated on restricted stock units during the vesting period.
The following table summarizes restricted stock activity during fiscal year 2025:

	Units (in thousands)	Wtd. Avg. Grant Price
Nonvested at April 26, 2024	397	$91.83
Granted	268	82.35
Vested	(152)	97.55
Forfeited/Cancelled	(14)	85.16
Nonvested at April 25, 2025	499	85.34

The following table summarizes the weighted-average grant date fair value of restricted stock granted, total fair value of restricted stock vested and related tax benefit during fiscal years 2025, 2024, and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Weighted-average grant-date fair value per restricted stock	$82.35	$82.02	$96.29
Fair value of restricted stock vested	15	12	25
Tax benefit related to restricted stock vested	3	2	3
Unrecognized compensation expense related to restricted stock as of April 25, 2025 was $29 million and is expected to be recognized over a weighted average period of 2.6 years.
Performance Share Units Performance share units typically cliff vest after three years. The awards include three metrics: relative total shareholder return (rTSR), revenue growth, and return on invested capital (ROIC). rTSR is considered a market condition metric, and the expense is determined at the grant date and will not be adjusted even if the market condition is not met. Revenue growth and ROIC are considered performance metrics, and the expense is recorded over the performance period, which will be reassessed each reporting period based on the probability of achieving the various performance conditions. The number of shares earned at the end of the three-year period will vary, based on only actual performance, from 0% to 200% of the target number of performance share units granted. Performance share units are subject to forfeiture if employment terminates prior to the lapse of the restrictions. Performance share units are not considered issued or outstanding ordinary shares of the Parent. Dividend equivalent units are accumulated on performance share units for each component of the award during the vesting period.
The Company calculates the fair value of the performance share units for each component individually. The fair value of the rTSR metric will be determined using the Monte Carlo valuation model. The fair value of the revenue growth and ROIC metrics are equal to the closing stock price on the grant date.
The following table summarizes performance share unit activity during fiscal year 2025:

	Units (in thousands)	Wtd. Avg. Grant Price
Nonvested at April 26, 2024	107	$104.78
Granted	79	98.03
Vested	(11)	129.13
Performance adjustments (1)	(11)	97.89
Nonvested at April 25, 2025	164	100.46
__________________
(1)Performance adjustments are adjustments to grants where the performance period has ended and actual performance is known.
The following table summarizes the weighted-average grant date fair value of performance share units granted during fiscal years 2025, 2024, and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Weighted-average grant-date fair value per performance share units	$98.03	$104.83	$105.55
The total fair value of performance share units vested and related tax benefit during fiscal years 2025 and 2024 was not significant. There were no performance share units vested in fiscal year 2023. Unrecognized compensation expense related to performance share units as of April 25, 2025 was $8 million and is expected to be recognized over a weighted average period of 1.6 years.

11. Leases
The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. The Company determines whether a contract is a lease or contains a lease at inception date. Upon commencement, the Company recognizes a right-of-use asset and lease liability. Right-of-use assets represent the Company's right to use the underlying asset for the lease term. Lease liabilities are the Company's obligation to make the lease payments arising from a lease. As the Company’s leases typically do not provide an implicit rate, the Company’s lease liabilities are measured on a discounted basis using the Company's incremental borrowing rate. Lease terms used in the recognition of right-of-use assets and lease liabilities include only options to extend the lease that are reasonably certain to be exercised. Additionally, lease terms underlying the right-of-use assets and lease liabilities consider terminations that are reasonably certain to be executed.
The Company's lease agreements include leases that have both lease and associated nonlease components. The Company has elected to account for lease components and the associated nonlease components as a single lease component. The combined balance sheets do not include recognized assets or liabilities for leases that, at the commencement date, have a term of twelve months or less and do not include an option to purchase the underlying asset that is reasonably certain to be exercised. The Company recognizes such leases in the combined statements of loss on a straight-line basis over the lease term. Additionally, the Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred. Variable lease payments for fiscal years 2025, 2024 and 2023 were not material.
The right-of-use assets, lease liabilities, lease costs, cash flows, and lease maturities associated with finance leases were not material to the combined financial statements at April 25, 2025 and April 26, 2024 and for fiscal years 2025, 2024 and 2023. The following table summarizes the balance sheet classification of the Company's operating leases, including the amounts of the right-of-use assets and lease liabilities at April 25, 2025 and April 26, 2024:

(in millions)	Balance Sheet Classification	April 25, 2025	April 26, 2024
Right-of-use assets	Other assets	$66	$48
Current liability	Other accrued expenses	11	8
Non-current liability	Other liabilities	56	41
The following table summarizes the weighted-average remaining lease term and weighted-average discount rate for the Company's operating leases at April 25, 2025 and April 26, 2024.

	April 25, 2025	April 26, 2024
Weighted-average remaining lease term	8.1 Years	9.2 Years
Weighted-average discount rate	3.9%	3.5%
Operating lease cost were $11 million, $10 million and $8 million for fiscal years 2025, 2024 and 2023, respectively. Short-term lease cost were not significant in the periods presented.
The following table summarizes the cash paid for amounts included in the measurement of operating lease liabilities and right-of-use assets obtained in exchange for operating lease liabilities for fiscal years 2025, 2024, and 2023:

	Fiscal Year
(in millions)	2025	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$11	$10	$9
Right-of-use assets obtained in exchange for operating lease liabilities	28	29	8

The following table summarizes the maturities of the Company's operating leases at April 25, 2025:

(in millions) Fiscal Year	Operating Leases
2026	$13
2027	12
2028	11
2029	9
2030	7
Thereafter	24
Total expected lease payments	75
Less: Imputed interest	(8)
Total lease liability	$67
12. Accumulated Other Comprehensive Income (Loss)
The following table provides changes in accumulated other comprehensive income (loss), net of tax and by component:

(in millions)	Cumulative Translation Adjustments
April 29, 2022	$(7)
Other comprehensive income (loss)	(2)
April 28, 2023	$(9)
Other comprehensive income (loss)	(7)
April 26, 2024	$(16)
Other comprehensive income (loss)	19
April 25, 2025	$3
During fiscal years 2025, 2024 and 2023, there was no significant tax impact on cumulative translation adjustments and no reclassifications out of accumulated other comprehensive income (loss).
13. Research and Development Funding Arrangements
In fiscal year 2021, Medtronic entered into certain arrangements with Blackstone to receive funding related to the development of specific Diabetes products. As there is substantive and genuine transfer of risk to Blackstone, the development funding was recognized by Medtronic as an obligation to perform contractual services. The Company recognized the funding as income within other operating (income) expense, net as the research and development costs were incurred and funding payments became due. The Company recognized income of $46 million, $60 million, and $100 million in fiscal years 2025, 2024, and 2023, respectively, in other operating (income) expense, net in the combined statements of loss in connection with these Blackstone Agreements. As of April 25, 2025, the Company has recognized all eligible funding under these arrangements in the amount of $324 million, $212 million of which pertains to co-development arrangements for which there are ongoing development and commercialization plans, specifically, our next-generation MiniMed Flex insulin pump and MiniMed Fit patch pump.
For each applicable Diabetes product, during the first two years following regulatory approval in the United States and commercial launch of each such product, Blackstone will earn the greater of: (i) mid-to-high single digit royalty percentage of applicable net sales for each product, and (ii) specified minimum payments up to $162 million for each product. After the first two years following regulatory approval in the United States and commercial launch of each Diabetes product, our royalty obligations continue at a mid-to-high single digit royalty percentage of applicable net sales until aggregate royalty payments since commercial launch have reached an amount equal to a low single digit multiple of the aggregate funding (the “Net Sales Threshold”) provided by Blackstone under such agreement. If a development project is delayed, the Net Sales Threshold will be subject to certain upward adjustments. Once the Net Sales Threshold has been reached, Blackstone will continue to earn royalties for five years at a low single digit royalty percentage of applicable net sales. As of April 25, 2025, no Blackstone-funded Diabetes products have been commercially launched.
Each Blackstone Agreement is subject to termination by Blackstone or by us in certain circumstances described further below. Blackstone may terminate a Blackstone Agreement: (i) if we fail to make certain capital investments and are unable to manufacture sufficient quantities of the product, (ii) if we are enjoined from continuing product development or commercialization, (iii) if we acquire a competing product to the applicable product, or (iv) if certain specified fundamental changes to the Company, or to our rights to the product, occur. We may terminate any of the Blackstone Agreements for any reason by providing a specified amount of prior written notice to Blackstone. If we or Blackstone elects to terminate a Blackstone Agreement for one of the reasons described above, we will be required to make a termination payment to Blackstone of a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, and our royalty payment obligation under the affected agreement will also continue in certain termination circumstances. We or Blackstone may also terminate a Blackstone Agreement if the other party materially breaches the agreement, subject to customary notice and cure provisions, and in certain termination circumstances, a payment to Blackstone of a multiple of the funded amounts would be required, which may be up to $216 million for each such termination. At the time of executing these contracts, the occurrence of such circumstances was deemed to be remote. We may also terminate a Blackstone Agreement if the relevant product is determined to be technically infeasible, although our royalty payment obligation to Blackstone will survive such termination.
During fiscal year 2025, by mutual agreement two co-development agreements with Blackstone were terminated. One agreement, for the development of an extended-wear infusion set with a built-in CGM and transmitter, was terminated for technical infeasibility prior to full funding, with no termination charges recorded within the combined financial statements. The obligation to pay Blackstone royalties on this product’s net sales continues if the development and commercialization of this product are completed in the future. The other agreement was terminated following negotiations to resolve a contractual dispute with Blackstone related to the alleged acquisition of a competing product. As a result of these negotiations, we and Blackstone mutually agreed to terminate the agreement, and following the termination we and Blackstone were each relieved of any continuing obligations under the agreement other than customary survival provisions. The Company recognized $165 million of certain litigation charges in connection with the resolution of the contractual dispute.
14. Commitments and Contingencies
Legal Matters
The Company and its affiliates are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, shareholder related matters, environmental proceedings, tax disputes, and governmental proceedings and investigations, including those described below. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state, and local governmental agencies in the United States and in other jurisdictions in which the Company and its affiliates operate. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. With respect to intellectual property disputes, the Company is involved in or at risk for litigation relating to patents, trademarks, copyrights, trade secrets, and other intellectual property (IP) rights, and licenses, acquisitions or other agreements relating to such rights. This litigation includes, but is not limited to, alleged infringement, misappropriation, or other violation of IP rights, or breach of obligations related to IP rights, or other claims asserted by competitors, individuals, or, consistent with a growing trend across technology-intensive industries, other entities created specifically to fund IP litigation. With respect to commercial disputes, antitrust and competition issues have gained increased prominence, enforcement and private litigation have increased globally, and the Company is involved in or at risk for antitrust litigation, investigations or enforcement actions regarding a range of commercial activities, including challenges to mergers and acquisition transactions, joint ventures, co-development or co-marketing arrangements, contracting practices, distribution agreements and employment agreements. The outcomes of legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the enforcement agencies or private claimants seek significant monetary damages and/or royalty payments, as well as other civil or criminal remedies (including injunctions barring or restricting the sale of products that are the subject of the proceeding, placing restrictions on competitive strategies or practices, or unwinding consummated transactions), any or all of which could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows.
The Company records a liability in the combined financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages with incomplete scientific facts or legal discovery, involve unsubstantiated or indeterminate claims for damages, potentially involve penalties, fines or punitive damages, or could result in a change in business practice. During fiscal year 2025 and at April 25, 2025, the certain litigation charges and accrued litigation charges, respectively, were $165 million. During fiscal years 2024 and 2023, and at April 26, 2024, the certain litigation charges and accrued litigation charges, respectively, were not significant. The ultimate cost to the Company with respect to accrued litigation could be materially different than the amount of the current estimates and accruals and could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows. The Company includes accrued litigation in other accrued expenses and other liabilities on the combined balance sheets. While it is not possible to predict the outcome of the legal matters discussed below with certainty, the Company believes it is possible that the costs associated with these matters could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows, even in respect of those matters for which the Company believes that a potential loss is not currently probable.
Diabetes Pump Retainer Ring Litigation
Starting in fiscal year 2021, plaintiffs began filing lawsuits against the Company in U.S. state and federal courts seeking damages for alleged personal injuries, including deaths, caused by the Company’s Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021: in 2019, Medtronic issued an “urgent field safety notification” directing patients to inspect the clear retainer rings on affected Series 600 insulin pumps and, in certain circumstances, offered replacement insulin pumps (which was classified as a recall by the U.S. FDA in 2020); in 2021, Medtronic expanded the recall to remove the Series 600 insulin pumps with clear retainer rings from the market. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. As of August 4, 2025, after a number of recent dismissals, there are 9 lawsuits filed on behalf of 20 individuals in the U.S. Plaintiffs’ firms previously notified the Company that they may file additional lawsuits in the future on behalf of several thousand additional claimants. Most of the filed suits are coordinated in California state court. There is also a purported class action filed in Canada in its early stages. The Company is also aware of inquiries made by state attorneys general regarding its Series 600 insulin pumps, including information relating to the field corrective actions in 2019 and 2021. As of the end of fiscal year end 2025, the Company had not recorded an expense related to damages in connection with these matters because the Company did not believe any potential loss was probable and reasonably estimable. During the first quarter of fiscal year 2026, the Company recorded a $17 million certain litigation charge in connection with certain pending and threatened claims and lawsuits, a portion of which relates to certain claimants who may become subject to a master settlement agreement. It is possible that the amount of the Company’s ultimate liability could materially differ from the amount currently accrued. The Company is currently unable to estimate a reasonably possible loss or range of loss in excess of the amounts accrued.

EOFlow International Arbitration
In 2023, affiliates of the Company entered into agreements (Acquisition Agreements) to acquire EOFlow Co., Ltd. (EOFlow), a Korean company that had developed and commercialized insulin patch pump technology abroad. In mid-to-late 2023, it became apparent that EOFlow would be unable to meet multiple contractual obligations and closing conditions under the Acquisition Agreement. The Acquisition Agreements were terminated in late 2023. In mid-2024, EOFlow filed an arbitral claim against Medtronic before the Singapore International Arbitration Centre, asserting it is entitled to a $26 million break-up fee under the Acquisition Agreements and related letter agreements. The affiliates of the Company have asserted an arbitral counterclaim for EOFlow’s breaches of contractual representations and warranties in the Acquisition Agreements. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable.
Witkin False Claims Act Matter
In May 2011, a former sales representative filed a qui tam lawsuit against the Company in the U.S. District Court for the District of Massachusetts alleging violations of the False Claims Act in connection with sales of certain insulin pump products in the period from 2007 to 2014 and wrongful termination. The U.S. Department of Justice declined to intervene. The case is currently in discovery. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable and reasonably estimable. Additionally, the Company is unable to reasonably estimate the range of loss, if any, that may result from this matter.
Italian Payback Litigation
In 2015, “payback” legislation was enacted in Italy requiring companies selling medical devices to make payments to the Italian state if Italy’s medical device expenditures exceed annual regional maximum ceilings. The payment amounts are calculated based upon the amount by which the regional ceilings were exceeded for any given year. There has been significant scrutiny on the legality and enforceability of the payback law since its inception, and litigation challenging the law has been proceeding through the Italian Courts. Since the law was enacted, the Company has recognized an estimate for the amount of variable consideration but has not made any payments under the payback law. In connection with this matter, at April 25, 2025 and April 26, 2024, $15 million and $6 million, respectively, were classified as accrued rebates and $38 million and $15 million, respectively, were classified as other liabilities in the combined balance sheets. During fiscal year 2025, two rulings by the Constitutional Court of Italy found that the medical device payback law is constitutional. Therefore, the Company increased its liability pertaining primarily to certain prior years since 2015 by $20 million during the three months ended July 26, 2024, as a reduction to net sales in the combined statements of loss. In June 2025, the Italian government published a legislative decree confirming a reduction of the amounts due for years 2015 to 2018. As a result, the Company decreased its liability pertaining to these years by an insignificant amount during the three months ended July 25, 2025. Litigation before Italian Courts is still pending for years 2019 and beyond, as such, it is possible that the amount of the Company’s liability could materially differ from the amount currently accrued.
Contract Termination with Blackstone
As described in Note 13, Medtronic is party to various research and development funding arrangements with Blackstone, which are subject to certain termination provisions. During fiscal year 2025, the parties negotiated to resolve a contractual dispute under one of the Diabetes product funding arrangements. As a result of these negotiations, the parties mutually agreed to terminate the relevant agreement and the Company recognized $165 million of certain litigation charges in connection with the resolution. These charges were paid out in fiscal year 2026.
Guarantees
In the normal course of business, the Company and/or its affiliates periodically enter into agreements that require one or more of the Company and/or its affiliates to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising as a result of the Company or its affiliates’ products, the negligence of the Company's personnel, or claims alleging that the Company's products infringe on third-party patents or other intellectual property. The Company also offers warranties on various products. The Company’s maximum exposure under these guarantees is unable to be estimated. Historically, the Company has not experienced significant losses on these types of guarantees.
As of April 25, 2025 and April 26, 2024, the Company has outstanding bid and performance bonds of approximately $40 million and $26 million, respectively, issued to guarantee certain contractual obligations. These bid and performance bonds have various terms and can be drawn upon early. No amounts have been drawn as of the end of the fiscal year. The Company does not expect any material loss related to these guarantees.
The Company believes the ultimate resolution of the above guarantees is not expected to have a material effect on the Company’s combined earnings, financial position, and/or cash flows.
15. Segment and Geographic Data
As described in Note 1, the primary products from which the Company derives its revenue include those focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens. The Company manages its business activities on a consolidated basis and operates as one operating and reportable segment.
The Company’s chief operating decision maker (CODM) is the EVP, President, Diabetes Operating Unit. The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using net income/loss. Income/loss from operations is also a measure that is considered when monitoring budget versus actual results. Significant expenses include cost of products sold, research and development expense, selling, general and administrative expenses, and certain litigation charges, which are each separately presented on the Company’s combined statements of loss. Other segment items include other operating (income) expense, net, non-operating expense, net, and income tax provision.
Geographic Information
Net sales are attributed to the country based on the location of the customer taking possession of the products or in which the services are rendered. Geographic property, plant, and equipment are attributed to the country based on the physical location of the assets.
The following table presents net sales for fiscal years 2025, 2024 and 2023, and property, plant, and equipment, net at April 25, 2025 and April 26, 2024, for countries with significant concentrations and all other countries:

	Net sales			Property, plant, and equipment, net
(in millions)	2025	2024	2023	April 25, 2025	April 26, 2024
United States (1)	$903	$833	$832	$662	$591
Rest of world	1,812	1,636	1,413	44	45
Total	$2,715	$2,469	$2,245	$706	$636
__________________
(1)U.S. includes the United States and U.S. territories.
No single customer represented over 10 percent of the Company’s combined net sales in fiscal years 2025, 2024 and 2023.
16. Related Party Transactions
The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Medtronic. The following discussion summarizes activity between the Company and Medtronic.
Allocation of General Corporate Expenses
During the periods presented, the Company’s operations were integrated with Medtronic and its affiliates, and the Company received services including, but not limited to finance and accounting, legal, information technology, employee benefits and incentives, and stock-based compensation. These combined financial statements reflect charges for these services. When specific identification is not practicable, a proportional cost allocation method was utilized, depending on the nature of the services received. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a carve-out basis.
The major components of Medtronic corporate and shared expenses are as follows:

	Fiscal Year
(in millions)	2025	2024	2023
Cost of products sold	$40	$38	$31
Research and development expense	28	28	28
Selling, general, and administrative expenses	263	245	211
Other operating (income) expense, net	12	11	43
Total	$344	$322	$314
Net Transfers from Parent
Net transfers from Parent are included within Net investment from Parent from the combined statements of equity and within financing activities in the combined statements of cash flows and represent the net effect of transactions between the Company and Medtronic. The reconciliation of net transfers to Parent between the combined statements of changes in equity and the combined statements of cash flows are as follows:

	Fiscal Year
(in millions)	2025	2024	2023
Net transfers from Parent per the Combined Statements of Changes in Equity	$62	$160	$231
Stock-based compensation expense	(41)	(38)	(35)
Multiemployer pension expense	(8)	(8)	(10)
Other, net	(1)	(2)	(4)
Net transfers from Parent per the Combined Statements of Cash Flows	$12	$112	$182
17. Subsequent Events
These combined financial statements are derived from the consolidated financial statements of Medtronic plc, which issued its annual financial statements for the fiscal year ended April 25, 2025 on June 20, 2025. Accordingly, the Company has evaluated recognizable subsequent events through the date of June 20, 2025 and non-recognizable subsequent events through August 26, 2025, the date these financial statements were available for issuance.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through October 28, 2025, the date the financial statements were available to be reissued.

Diabetes Business of Medtronic plc
Unaudited Condensed Combined Statements of Loss

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Net sales	$1,475	$1,304
Cost of products sold	637	577
Gross profit	838	728
Operating expenses:
Research and development expense	236	217
Selling, general, and administrative expenses	575	536
Certain litigation charges	17	—
Other operating expense (income), net	7	(5)
Operating profit (loss)	3	(20)
Other non-operating expense, net	1	—
Profit (loss) before income taxes	2	(20)
Income tax provision	23	3
Net loss	(21)	(23)
Net income attributable to noncontrolling interests	(8)	(8)
Net loss attributable to Diabetes Business	$(29)	$(31)
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Diabetes Business of Medtronic plc
Unaudited Condensed Combined Statements of Comprehensive Loss

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Net loss	$(21)	$(23)
Other comprehensive income, net of tax:
Translation adjustment	6	3
Other comprehensive income	6	3
Comprehensive loss attributable to Diabetes Business	$(15)	$(20)
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Diabetes Business of Medtronic plc
Unaudited Condensed Combined Balance Sheets

(in millions)	October 24, 2025	April 25, 2025
ASSETS
Current assets
Cash and cash equivalents	$8	$11
Accounts receivable, less allowances and credit losses of $49 and $46, respectively	588	570
Inventories	361	311
Other current assets	33	48
Total current assets	991	939
Property, plant, and equipment, net	755	706
Goodwill	2,256	2,255
Other intangible assets, net	119	132
Tax assets	19	19
Other assets	149	150
Total assets	$4,289	$4,201
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$242	$205
Accrued compensation	152	182
Accrued rebates	49	51
Other accrued expenses	117	271
Total current liabilities	560	710
Other liabilities	170	162
Total liabilities	729	871
Commitments and contingencies (Note 13)
Parent company equity
Net investment from Parent	3,551	3,328
Accumulated other comprehensive income	8	3
Total parent company equity	3,560	3,330
Total liabilities and parent company equity	$4,289	$4,201
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

Diabetes Business of Medtronic plc
Unaudited Condensed Combined Statements of Equity

(in millions)	Parent company investment	Accumulated other comprehensive income (loss)	Total parent company equity
April 25, 2025	$3,328	$3	$3,330
Net loss	(21)	—	(21)
Net transfers from parent	245	—	245
Other comprehensive income (loss)	—	6	6
October 24, 2025	$3,551	$8	$3,560

(in millions)	Parent company investment	Accumulated other comprehensive income (loss)	Total parent company equity
April 26, 2024	$3,464	$(16)	$3,448
Net loss	(23)	—	(23)
Net transfers from parent	35	—	35
Other comprehensive income (loss)	—	3	3
October 25, 2024	$3,475	$(13)	$3,462
The accompanying notes are an integral part of these unaudited condensed combined financial statements

Diabetes Business of Medtronic plc
Unaudited Condensed Combined Statements of Cash Flows

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Operating Activities:
Net loss	$(21)	$(23)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	78	68
Provision for credit losses	8	9
Stock-based compensation	26	22
Postretirement benefit plan expense	4	4
Other, net	12	2
Change in operating assets and liabilities:
Accounts receivable, net	(20)	(16)
Inventories	(50)	(15)
Accounts payable and accrued liabilities	(152)	(31)
Other operating assets and liabilities	22	14
Cash (used in) provided by operating activities	(93)	33
Investing Activities:
Additions to property, plant, and equipment	(114)	(86)
Other investing activities, net	(10)	—
Cash used in investing activities	(124)	(86)
Financing Activities:
Net transfers from Parent	215	9
Cash provided by financing activities	215	10
Net change in cash and cash equivalents	(2)	(44)
Cash and cash equivalents at beginning of period	11	54
Cash and cash equivalents at end of period	$8	$10
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

1. Description of the Business and Basis of Presentation
Background On May 21, 2025, Medtronic plc ("Medtronic" or "Parent") announced its intention to pursue a separation of the Diabetes business (referred to herein as the "Company," "we," "us," or "our"), which has historically been the Diabetes Operating Unit.
Description of the Business The Company is a global medical technology provider that develops, manufactures, and markets products and services for the management of Type 1 and Type 2 diabetes. The primary products from which the Company derives its revenues include those focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens.
Basis of Presentation The Company has historically operated as part of Medtronic and not as a standalone company. These condensed combined financial statements reflect the results of operations, financial position, and cash flows of the Company as historically managed within Medtronic for the periods presented. The condensed combined financial statements have been prepared in United States ("U.S.") dollars and in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The condensed combined financial statements should be read in conjunction with the Company’s audited combined financial statements and notes included elsewhere in this prospectus. The accounting policies used to derive the condensed combined financial statements are consistent with those used by the Parent. These condensed combined financial statements reflect, in the opinion of management, all material adjustments necessary to fairly state, in all material respects, our financial position, results of operations, and cash flows for the periods presented. The condensed combined financial statements may not be indicative of the Company's future performance and do not necessarily reflect what the results of operations, financial position, and cash flows would have been had it operated as an independent company during all periods presented. Amounts reported in millions within this report are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
The Company utilizes a 52/53-week fiscal year, ending the last Friday in April, for the presentation of its condensed combined financial statements and related notes thereto at October 24, 2025 and October 25, 2024, and for each of the fiscal years ended April 24, 2026 (fiscal year 2026), April 25, 2025 (fiscal year 2025), and April 26, 2024 (fiscal year 2024).
All revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with our business activities are included in the condensed combined financial statements herein. Also, the Company has historically functioned together with other businesses controlled by Medtronic. Accordingly, the Company relied on Medtronic's corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Total costs allocated to the Company were $180 million and $169 million for the six months ended October 24, 2025 and October 25, 2024, respectively, and are included in the condensed combined statements of loss. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included in Net investment from Parent. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Management considers the basis on which these expenses have been allocated to be a reasonable reflection of the utilization of such services by the Company.
The condensed combined financial statements also include certain assets and liabilities that have historically been recorded at the Medtronic corporate level but are specifically identifiable or otherwise attributable to the Company. Cash and cash equivalents legally owned and held by the Company are reflected in the condensed combined balance sheets. Cash pooling, related interest, and intercompany arrangements are excluded from the asset and liability balances in the condensed combined balance sheets. Third-party debt and related interest expense of Medtronic were not attributed to the Company for the periods presented as the Company is not the sole legal obligor of such debt and Medtronic’s borrowings were not directly attributable to the Company, nor secured solely by the Company’s assets or guaranteed by the Company.
Net investment from Parent represents Medtronic’s interest in the Company’s net assets. As a direct ownership relationship does not exist between the various entities of the Company, Net investment from Parent is shown in the condensed combined balance sheets herein. All significant transactions between Medtronic and the Company have been included in the condensed combined financial statements. All intercompany transactions and balances have been eliminated. Medtronic uses a centralized approach to cash management and financing of its operations and Medtronic funds the Company’s operating and investing activities as needed. The Company historically participated in related cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances are remitted regularly from the Company’s accounts. As a result of our participation in Medtronic’s centralized cash management arrangements, the Company holds limited cash. Therefore, the Company will continue to be funded through Medtronic’s cash management strategy through the anticipated separation. Accordingly, management believes that the Company will have sufficient liquidity to continue as a going concern. Transactions between Medtronic and the Company are deemed to have been settled immediately through Medtronic's net investment. The net effect of the settlement of related party transactions is reflected as “Net transfers to parent,” a financing activity in the condensed combined statements of cash flows and “Net investment from Parent” in the condensed combined balance sheets.
There have been no material changes to our significant accounting policies, as disclosed in Note 1 to the audited combined financial statements for the fiscal year ended April 25, 2025.
Use of Estimates The preparation of the condensed combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. Estimates are used when accounting for items such as income taxes, contingencies, goodwill and intangible assets, equity investments, rebates, and liability valuations. Actual results may or may not differ from those estimates.
2. New Accounting Pronouncements
Recently Adopted Accounting Standards
For the six months ended October 24, 2025, there have been no newly adopted accounting pronouncements that materially impact our condensed combined financial statements. Refer to Note 2 in the audited combined financial statements for the fiscal year ended April 25, 2025 for pronouncements recently adopted.
Not Yet Adopted Accounting Standards
Income Taxes
In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires incremental annual disclosures on income taxes, including rate reconciliations, income taxes paid, and other disclosures. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2026 for the annual report. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220-40), which requires tabular disclosures disaggregating certain costs and expenses within relevant income statement captions. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2028 for the annual report and for interim periods starting in fiscal year 2029. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.

Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40), to increase the operability of the recognition guidance by removing all references to "development stages", and clarifying when an entity is required to start capitalizing software costs. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2029. We are currently evaluating the potential effect that the updated standard will have on our financial statements.
Government Grants
In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities (Topic 832) to establish authoritative guidance on the accounting for government grants received by business entities, including guidance for grants related to an asset and grants related to income. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2030. We are currently evaluating the potential effect that the updated standard will have on our financial statements.
3. Revenue
The Company's revenues are principally derived from the sale of reusable and single-use products which together comprise AID systems and smart multiple daily injection (MDI) systems for diabetes management to individuals, distributors, healthcare providers, and other institutions globally.
The table below includes net sales by geography for the six months ended October 24, 2025 and October 25, 2024:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
United States (1)	$437	$437
International (2)	1,038	867
Total	$1,475	$1,304
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
The table below includes net sales by product category for the six months ended October 24, 2025 and October 25, 2024:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Pumps	$250	$251
Consumables	463	419
CGM	743	639
Other (1)	19	(4)
Total	$1,475	$1,304
__________________
(1)Primarily includes revenue generated from the sale of smart insulin pens and services. Also reflects adjustments to the Company's Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. Refer to Note 13 for more information.
At October 24, 2025, $49 million of rebates and other adjustments were classified as accrued rebates and $44 million of rebates and other adjustments were classified as other liabilities in the condensed combined balance sheets. At April 25, 2025, $51 million of rebates and other adjustments were classified as accrued rebates and $38 million of rebates and other adjustments were classified as other liabilities in the condensed combined balance sheets. There was $5 million of return reserves classified as other accrued expenses in the condensed combined balance sheets at October 24, 2025 and April 25, 2025.

During the six months ended October 25, 2024, the Company recognized $20 million of incremental Italian payback accruals resulting from the July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015. During the six months ended October 24, 2025, the Company decreased its accrual for the Italian payback by $7 million resulting from the June 30, 2025 legislative decree published by the Italian government and formalized into law in August 2025 confirming a reduction of the amounts due for years 2015 to 2018. The changes in estimates related to the Italian payback accruals were recognized as adjustments to net sales in the condensed combined statements of loss. Refer to Note 13 for additional information. Other adjustments to variable consideration during the six months ended October 24, 2025 and October 25, 2024 were not material.
Deferred Revenue and Remaining Performance Obligations
Deferred revenue at October 24, 2025 and April 25, 2025 was $15 million. At October 24, 2025 and April 25, 2025, $11 million was included in other accrued expenses, and $4 million and $3 million was included in other liabilities, respectively, in the condensed combined balance sheets. During the six months ended October 24, 2025, the Company recognized $6 million of revenue that was included in deferred revenue as of April 25, 2025. During the six months ended October 25, 2024, the Company recognized $7 million of revenue that was included in deferred revenue as of April 26, 2024.
Remaining performance obligations include goods and services that have not yet been delivered or provided under existing, noncancellable contracts with minimum purchase commitments. At October 24, 2025, the estimated revenue expected to be recognized in future periods related to unsatisfied performance obligations for executed contracts with an original duration of one year or more was approximately $14 million. The Company expects to recognize revenue on the majority of these remaining performance obligations over the next three years.
4. Inventories
Inventory balances were as follows:

(in millions)	October 24, 2025	April 25, 2025
Finished goods	$199	$185
Work-in-process	51	38
Raw materials	112	87
Total	$361	$311
5. Financial Instruments
The Company holds investments in equity investments without readily determinable fair values and investments accounted for under the equity method. Equity investments that do not have readily determinable fair values are included within Level 3 of the fair value hierarchy, as they are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
The following table summarizes the Company's equity and other investments at October 24, 2025 and April 25, 2025, which are classified as other assets in the condensed combined balance sheets:

(in millions)	October 24, 2025	April 25, 2025
Investments without readily determinable fair values	$72	$73
Equity method investments	2	2
Total equity investments	$75	$75
The Company recognized $1 million of impairment losses on the Company’s equity securities and other investments for both the six months ended October 24, 2025 and October 25, 2024.

6. Goodwill and Other Intangible Assets
Goodwill
As of October 24, 2025 and April 25, 2025, the carrying amount of goodwill was $2,256 million and $2,255 million, respectively. The Company did not engage in any business combinations or other transactions that would affect the carrying amount of goodwill. The Company did not recognize any goodwill impairment charges during the six months ended October 24, 2025 and October 25, 2024.
Intangible Assets
The following table presents the gross carrying amount and accumulated amortization of intangible assets:

	October 24, 2025		April 25, 2025
Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased technology and patents	$245	$(136)	$246	$(125)
Customer-related	70	(62)	68	(60)
Trademarks, tradenames, and other	5	(3)	5	(3)
Total	$320	$(201)	$320	$(188)
The Company did not recognize any definite-lived intangible asset impairment charges during the six months ended October 24, 2025 and October 25, 2024.
Amortization Expense
The following table presents the intangible asset amortization expense classification for the six months ended October 24, 2025 and October 25, 2024:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Cost of products sold	$12	$12
Selling, general, and administrative expense	2	4
Total amortization expense	$13	$16
Estimated aggregate amortization expense by fiscal year based on the current carrying value and remaining estimated useful lives of definite-lived intangible assets at October 24, 2025 is as follows:

(in millions)	Amortization Expense
Remaining 2026	$13
2027	26
2028	25
2029	22
2030	19
2031	9
7. Supplier Financing Program and Other Accrued Expenses
Supplier Financing Arrangements
The Company participates in a supplier financing program that provides participating suppliers the ability to finance payment obligations from the Company with third-party financial institutions in order to receive earlier payment. The Company’s standard payment term is 90 days. The Company’s outstanding payables to its suppliers, including amounts due and payment terms, are not affected by a supplier’s participation in the program. At October 24, 2025 and April 25, 2025, the Company had $25 million of outstanding payables associated with the supplier financing program recorded in accounts payable in the condensed combined balance sheets.
Other Accrued Expenses
Other accrued expenses included in the condensed combined balance sheets were as follows:

(in millions)	October 24, 2025	April 25, 2025
Accrued certain litigation charges	$17	$165
Accrued warranties	16	15
Ancillary services cost accrual	12	11
Deferred income	11	11
Operating lease obligations	11	11
Right of return	5	5
Other accrued expenses(1)	44	53
Total	$117	$271
__________________
(1)Other accrued expenses includes general accrued expenses as well as accruals related to restructuring, product remediation, clinical trials, and consultant fees.
As further described in Note 2 to the annual audited combined financial statements, the Company provides warranties on certain product offerings. The following table provides a reconciliation of the changes in product warranty liabilities for the six months ended October 24, 2025 and October 25, 2024:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Balance at the beginning of the period	$57	$65
Provisions for warranties issued during the period	26	20
Settlements made during the period	(26)	(20)
Adjustment of prior estimates	2	(4)
Balance at end of the period	$60	$60
As of October 24, 2025 and April 25, 2025, total product warranty reserves were included in the following condensed combined balance sheet accounts:

(in millions)	October 24, 2025	April 25, 2025
Other accrued expenses	$16	$15
Other liabilities	44	42
Total warranty reserves	$60	$57
8. Income Taxes
On July 4, 2025, the U.S. Government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for the Company beginning fiscal year 2026 and the impact for the six months ended October 24, 2025 was not material.
The Organization for Economic Co-operation and Development (OECD) published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15% in each jurisdiction in which the group operates. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Global Minimum Tax. A number of countries, including Ireland, have enacted legislation to implement the core elements of Pillar Two, which were effective for the Company in fiscal year 2025. Based on the Company's analysis of Pillar Two provisions, these tax law changes did not have a material impact on the Company's financial statements for the six months ended October 24, 2025 and October 25, 2024.
The Company's effective tax rate for the six months ended October 24, 2025 was 878.5% as compared to (15.3)% for the six months ended October 25, 2024. The increase in the effective tax rate for the six months ended October 24, 2025 primarily relates to year-over-year changes in operational results by jurisdiction and the impact of valuation allowances in certain jurisdictions.
The Company recognizes interest and penalties related to income tax matters in income tax provision in the combined statements of loss. At October 24, 2025 and April 25, 2025, the Company had accrued gross interest and penalties of $3 million, which were recorded to Net Investment from Parent. During the six months ended October 24, 2025 and October 25, 2024, the gross interest expense recognized by the Company in income tax provision in the combined statements of loss was not significant. If all of the Company’s unrecognized tax benefits were recognized, approximately $13 million would impact the Company’s effective tax rate.
9. Stock Purchase and Award Plans
The following table presents the expense classification of stock-based compensation expense recognized by the Company for stock options, restricted stock, performance share units, and employee stock purchase plans during the six months ended October 24, 2025 and October 25, 2024:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Stock options	$4	$4
Restricted stock	12	10
Performance share units	9	6
Employee stock purchase plan	2	2
Total stock-based compensation expense	$26	$22

Cost of products sold	$3	$2
Research and development expense	5	4
Selling, general, and administrative expense	19	15
Total stock-based compensation expense	26	22
Income tax benefits	(5)	(3)
Total stock-based compensation expense, net of tax	$22	$19
During the six months ended October 24, 2025 and October 25, 2024, the Company recognized $15 million and $11 million, respectively, of stock compensation expense related to direct Company employees, and $11 million and $10 million, respectively of stock compensation expense related to allocations of Medtronic's corporate and shared employee stock-based compensation expenses.
10. Leases
The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. The Company determines whether a contract is a lease or contains a lease at inception date.
The right-of-use assets, lease liabilities, lease costs, cash flows, and lease maturities associated with finance leases were not material to the combined financial statements at October 24, 2025 and April 25, 2025. The following table summarizes the balance sheet classification of the Company's operating leases, including the amounts of the right-of-use assets and lease liabilities at October 24, 2025 and April 25, 2025:

(in millions)	Balance Sheet Classification	October 24, 2025	April 25, 2025
Right-of-use assets	Other assets	$63	$66
Current liability	Other accrued expenses	11	11
Non-current liability	Other liabilities	52	56
11. Accumulated Other Comprehensive Income (Loss)
The following table provides changes in accumulated other comprehensive income (loss), net of tax and by component:

(in millions)	Cumulative Translation Adjustments
April 25, 2025	$3
Other comprehensive income (loss)	6
October 24, 2025	$8

(in millions)	Cumulative Translation Adjustments
April 26, 2024	$(16)
Other comprehensive income (loss)	3
October 25, 2024	$(13)
During the six months ended October 24, 2025 and October 25, 2024, there was no significant tax impact on cumulative translation adjustments and no reclassifications out of accumulated other comprehensive income (loss).
12. Research and Development Funding Arrangements
In fiscal year 2021, Medtronic entered into certain arrangements with Blackstone to receive funding related to the development of specific Diabetes products. As there is substantive and genuine transfer of risk to Blackstone, the development funding was recognized by Medtronic as an obligation to perform contractual services. The Company recognized the funding as income within other operating expense (income), net as the research and development costs were incurred and funding payments became due. The Company recognized no income and $19 million of income during the six months ended October 24, 2025 and October 25, 2024, respectively, in other operating expense (income), net in the condensed combined statements of loss in connection with these Blackstone Agreements. As of April 25, 2025, the Company recognized all eligible funding under these arrangements in the amount of $324 million, $212 million of which pertains to co-development arrangements for which there are ongoing development and commercialization plans, specifically, our next-generation MiniMed Flex insulin pump and MiniMed Fit patch pump.
For each applicable Diabetes product, during the first two years following regulatory approval in the United States and commercial launch of each such product, Blackstone will earn the greater of: (i) mid-to-high single digit royalty percentage of applicable net sales for each product, and (ii) specified minimum payments up to $162 million for each product. After the first two years following regulatory approval in the United States and commercial launch of each Diabetes product, our royalty obligations continue at a mid-to-high single digit royalty percentage of applicable net sales until aggregate royalty payments since commercial launch have reached an amount equal to a low single digit multiple of the aggregate funding (the “Net Sales Threshold”) provided by Blackstone under such agreement. If a development project is delayed, the Net Sales Threshold will be subject to certain upward adjustments. Once the Net Sales Threshold has been reached, Blackstone will continue to earn royalties for five years at a low single digit royalty percentage of applicable net sales. As of October 24, 2025, no Blackstone-funded Diabetes products have been commercially launched.
Each Blackstone Agreement is subject to termination by Blackstone or by us in certain circumstances described further below. Blackstone may terminate a Blackstone Agreement: (i) if we fail to make certain capital investments and are unable to manufacture sufficient quantities of the product, (ii) if we are enjoined from continuing product development or commercialization, (iii) if we acquire rights to a competing product to the applicable product in certain specified markets, or (iv) if certain specified fundamental changes to the Company, or to our rights to the product, occur. We may terminate any of the Blackstone Agreements for any reason by providing a specified amount of prior written notice to Blackstone. If we or Blackstone elect to terminate a Blackstone Agreement for one of the reasons described above, we will be required to make a termination payment to Blackstone of a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, and our royalty payment obligation under the affected agreement will also continue in certain termination circumstances. If we acquire rights to a competing product in certain specified markets, Blackstone has the option to terminate the Agreement and receive a termination payment from us equal to a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, or continue to be eligible for the royalty payments on the product subject to the Blackstone Agreement; provided that if the product subject to the Blackstone Agreement has already been submitted for regulatory approval for commercial use at the time the competing product is acquired and Blackstone elects to receive royalty payments, such royalty payments would apply to both the product subject to the Blackstone Agreement and the competing product. We or Blackstone may also terminate a Blackstone Agreement if the other party materially breaches the agreement, subject to customary notice and cure provisions, and in certain such termination circumstances, a payment to Blackstone of a multiple of the funded amounts would be required, which may be up to $216 million for each such termination. At the time of executing these contracts, the occurrence of such circumstances was deemed to be remote. We may also terminate a Blackstone Agreement if the relevant product is determined to be technically infeasible, although our royalty payment obligation to Blackstone will survive such termination.
During fiscal year 2025, by mutual agreement two co-development agreements with Blackstone were terminated. One agreement, for the development of an extended-wear infusion set with a built-in CGM and transmitter, was terminated for technical infeasibility prior to full funding, with no termination charges recorded within the combined financial statements. The obligation to pay Blackstone royalties on this product’s net sales continues if the development and commercialization of this product are completed in the future. The other agreement was terminated following a contractual dispute with Blackstone related to the alleged acquisition of a competing product. To resolve the contractual dispute, we and Blackstone mutually agreed to terminate the agreement, and following the termination we were relieved of any continuing obligations under the agreement other than customary survival provisions. The Company recognized $165 million of certain litigation charges during fiscal year 2025 in connection with the resolution of the contractual dispute.
13. Commitments and Contingencies
Legal Matters
The Company and its affiliates are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, shareholder related matters, environmental proceedings, tax disputes, and governmental proceedings and investigations, including those described below. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state, and local governmental agencies in the United States and in other jurisdictions in which the Company and its affiliates operate. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. With respect to intellectual property disputes, the Company is involved in or at risk for litigation relating to patents, trademarks, copyrights, trade secrets, and other intellectual property (IP) rights, and licenses, acquisitions or other agreements relating to such rights. This litigation includes, but is not limited to, alleged infringement, misappropriation, or other violation of IP rights, or breach of obligations related to IP rights, or other claims asserted by competitors, individuals, or, consistent with a growing trend across technology-intensive industries, other entities created specifically to fund IP litigation. With respect to commercial disputes, antitrust and competition issues have gained increased prominence, enforcement and private litigation have increased globally, and the Company is involved in or at risk for antitrust litigation, investigations or enforcement actions regarding a range of commercial activities, including challenges to mergers and acquisition transactions, joint ventures, co-development or co-marketing arrangements, contracting practices, distribution agreements and employment agreements. The outcomes of legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the enforcement agencies or private claimants seek significant monetary damages and/or royalty payments, as well as other civil or criminal remedies (including injunctions barring or restricting the sale of products that are the subject of the proceeding, placing restrictions on competitive strategies or practices, or unwinding consummated transactions), any or all of which could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows.
The Company records a liability in the condensed combined financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages with incomplete scientific facts or legal discovery, involve unsubstantiated or indeterminate claims for damages, potentially involve penalties, fines or punitive damages, or could result in a change in business practice. During the six months ended October 24, 2025, the Company recognized $17 million of certain litigation charges. The Company recognized no certain litigation charges during the six months ended October 25, 2024. Accrued litigation charges at October 24, 2025 and April 25, 2025 were $17 million and $165 million, respectively. The ultimate cost to the Company with respect to accrued litigation could be materially different than the amount of the current estimates and accruals and could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows. The Company includes accrued litigation in other accrued expenses and other liabilities on the condensed combined balance sheets. While it is not possible to predict the outcome of the legal matters discussed below with certainty, the Company believes it is possible that the costs associated with these matters could have a material adverse impact on the Company’s combined earnings, financial position, and/or cash flows, even in respect of those matters for which the Company believes that a potential loss is not currently probable.
Diabetes Pump Retainer Ring Litigation
Starting in fiscal year 2021, plaintiffs began filing lawsuits against the Company in U.S. state and federal courts seeking damages for alleged personal injuries, including deaths, caused by the Company’s Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021: in 2019, Medtronic issued an “urgent field safety notification” directing patients to inspect the clear retainer rings on affected Series 600 insulin pumps and, in certain circumstances, offered replacement insulin pumps (which was classified as a recall by the U.S. FDA in 2020); in 2021, Medtronic expanded the recall to remove the Series 600 insulin pumps with clear retainer rings from the market. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. As of January 23, 2026, after a number of dismissals, there are four lawsuits filed on behalf of 12 individuals in the U.S., three of which are coordinated in California State Court, Los Angeles County, and one of which is filed in U.S. District Court for the Western District of New York. In addition, in 2021 a purported class action lawsuit in Canada was filed against the Company in Ontario Superior Court that remains in early stages, with claims similar to those in the pending U.S. lawsuits. Plaintiffs’ firms have also notified the Company that they may file additional lawsuits in the U.S. on behalf of over two thousand additional claimants, with claims similar to those in the pending U.S. lawsuits. Most of these potential claims are currently subject to tolling arrangements. The Company is also aware of inquiries made by certain state attorneys general regarding its Series 600 insulin pumps, including information relating to the field corrective actions in 2019 and 2021. During the six months ended October 24, 2025, the Company recorded a $17 million certain litigation charge in connection with certain pending and threatened claims and lawsuits, a portion of which relates to certain claimants who may become subject to a master settlement agreement. It is possible that the amount of the Company’s ultimate liability could materially differ from the amount currently accrued. The Company is currently unable to estimate a reasonably possible loss or range of loss in excess of the amounts accrued.
EOFlow International Arbitration
In 2023, affiliates of the Company entered into agreements (Acquisition Agreements) to acquire EOFlow Co., Ltd. (EOFlow), a Korean company that had developed and commercialized insulin patch pump technology abroad. In mid-to-late 2023, it became apparent that EOFlow would be unable to meet multiple contractual obligations and closing conditions under the Acquisition Agreement. The Acquisition Agreements were terminated in late 2023. In mid-2024, EOFlow filed an arbitral claim against Medtronic before the Singapore International Arbitration Centre, asserting it is entitled to a $26 million break-up fee under the Acquisition Agreements and related letter agreements. The affiliates of the Company have asserted an arbitral counterclaim for EOFlow’s breaches of contractual representations and warranties in the Acquisition Agreements. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable.
Witkin False Claims Act Matter
In May 2011, a former sales representative filed a qui tam lawsuit against the Company in the U.S. District Court for the District of Massachusetts alleging violations of the False Claims Act in connection with sales of certain insulin pump products in the period from 2007 to 2014 and wrongful termination. The U.S. Department of Justice declined to intervene. The matter is currently proceeding with the nationwide phase of discovery after a several month stay while the Court evaluated the applicability of new precedent from the First Circuit Court of Appeals. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable and reasonably estimable. Additionally, the Company is unable to reasonably estimate the range of loss, if any, that may result from this matter.
Italian Payback Litigation
In 2015, “payback” legislation was enacted in Italy requiring companies selling medical devices to make payments to the Italian state if Italy’s medical device expenditures exceed annual regional maximum ceilings. The payment amounts are calculated based upon the amount by which the regional ceilings were exceeded for any given year. There has been significant scrutiny on the legality and enforceability of the payback law since its inception, and litigation challenging the law has been proceeding through the Italian Courts. Since the law was enacted, the Company has recognized an estimate for the amount of variable consideration. In connection with this matter, at October 24, 2025, $44 million was classified as other liabilities, and at April 25, 2025, $15 million and $38 million was classified as accrued rebates and other liabilities, respectively, in the condensed combined balance sheets. During the first quarter of fiscal year 2025, two rulings by the Constitutional Court of Italy found that the medical device payback law is constitutional. Therefore, the Company increased its liability pertaining primarily to certain prior years since 2015 by $20 million during the six months ended October 25, 2024, as a reduction to net sales in the condensed combined statements of loss. In June 2025, the Italian government published a legislative decree confirming a reduction of the amounts due for years 2015 to 2018. As a result, the Company decreased its liability pertaining to these years by $7 million during the six months ended October 24, 2025 as an increase to net sales in the condensed combined statements of loss. Discussions are ongoing between the Italian government and industry groups related to the applicability of this legislation for years 2019 and beyond, as such, it is possible that the amount of the Company’s liability could materially differ from the amount currently accrued.
Contract Termination with Blackstone
As described in Note 12, Medtronic is party to various research and development funding arrangements with Blackstone, which are subject to certain termination provisions. During fiscal year 2025, the parties negotiated to resolve a contractual dispute under one of the Diabetes product funding arrangements. As a result of these negotiations, the parties mutually agreed to terminate the relevant agreement and the Company recognized $165 million of certain litigation charges in connection with the resolution. These charges were paid out in the six months ended October 24, 2025.

Guarantees
In the normal course of business, the Company and/or its affiliates periodically enter into agreements that require one or more of the Company and/or its affiliates to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising as a result of the Company or its affiliates’ products, the negligence of the Company's personnel, or claims alleging that the Company's products infringe on third-party patents or other intellectual property. The Company also offers warranties on various products. The Company’s maximum exposure under these guarantees is unable to be estimated. Historically, the Company has not experienced significant losses on these types of guarantees.
As of October 24, 2025 and April 25, 2025, the Company has outstanding bid and performance bonds of approximately $62 million and $40 million, respectively, issued to guarantee certain contractual obligations. These bid and performance bonds have various terms and can be drawn upon early. No amounts have been drawn as of the October 24, 2025. The Company does not expect any material loss related to these guarantees.
The Company believes the ultimate resolution of the above guarantees is not expected to have a material effect on the Company’s combined earnings, financial position, and/or cash flows.
14. Segment and Geographic Data
As described in Note 1, the primary products from which the Company derives its revenue include those focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens. The Company manages its business activities on a consolidated basis and operates as one operating and reportable segment.
The Company’s chief operating decision maker (CODM) is the EVP, President, Diabetes Operating Unit. The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using net income/loss. Income/loss from operations is also a measure that is considered when monitoring budget versus actual results. Significant expenses include cost of products sold, research and development expense, selling, general and administrative expenses, and certain litigation charges, which are each separately presented on the Company’s condensed combined statements of loss. Other segment items include other operating expense (income), net, non-operating expense, net, and income tax provision.
Geographic Information
Net sales are attributed to the country based on the location of the customer taking possession of the products or in which the services are rendered. The following table presents net sales for the six months ended October 24, 2025 and October 25, 2024 for countries with significant concentrations and all other countries:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
United States (1)	$437	$437
Rest of world	1,038	867
Total	$1,475	$1,304
__________________
(1)U.S. includes the United States and U.S. territories.
15. Related Party Transactions
The condensed combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Medtronic. The following discussion summarizes activity between the Company and Medtronic.

Allocation of General Corporate Expenses
During the periods presented, the Company’s operations were integrated with Medtronic and its affiliates, and the Company received services including, but not limited to finance and accounting, legal, information technology, employee benefits and incentives, and stock-based compensation. These condensed combined financial statements reflect charges for these services. When specific identification is not practicable, a proportional cost allocation method was utilized, depending on the nature of the services received. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these condensed financial statements on a carve-out basis.
The major components of Medtronic corporate and shared expenses are as follows:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Cost of products sold	$23	$20
Research and development expense	15	15
Selling, general, and administrative expenses	138	130
Other operating expense (income), net	4	5
Total	$180	$169
Net Transfers from Parent
Net transfers from Parent are included within Net investment from Parent from the condensed combined statements of equity and within financing activities in the condensed combined statements of cash flows and represent the net effect of transactions between the Company and Medtronic. The reconciliation of net transfers to Parent between the condensed combined statements of changes in equity and the condensed combined statements of cash flows are as follows:

	Six months ended
(in millions)	October 24, 2025	October 25, 2024
Net transfers from Parent per the Unaudited Condensed Combined Statements of Changes in Equity	$245	$35
Stock-based compensation expense	(26)	(22)
Multiemployer pension expense	(4)	(4)
Net transfers from Parent per the Unaudited Condensed Combined Statements of Cash Flows	$215	$9
16. Subsequent Events
These condensed combined financial statements are derived from the consolidated financial statements of Medtronic plc, which issued its interim financial statements for the quarter ended October 24, 2025 on November 25, 2025. Accordingly, the Company has evaluated recognizable subsequent events through the date of November 25, 2025 and non-recognizable subsequent events through December 19, 2025, the date these condensed financial statements were available for issuance.
In December 2025, Management approved and committed to a plan to terminate a third-party manufacturing agreement. In conjunction with this plan, the Company expects to record pre-tax charges totaling $100 million to $120 million in the quarter ending January 23, 2026, primarily related to non-cash asset write-offs and cash-related third-party contract termination fees and transition costs.
Events Subsequent to Original Issuance of Financial Statements
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through February 24, 2026, the date the financial statements were reissued.

In January 2026, the Company entered into a credit agreement which provides for a five-year senior secured revolving credit facility (the "Revolving Credit Facility") in an aggregate principal amount of $500 million to be made available in U.S. dollars and certain approved alternative currencies, initially including Euros. The commitments under the Revolving Credit Facility will become available upon the completion of this offering, subject to the conditions to the borrowing therein.
During the three months ended January 23, 2026, the Company recorded pre-tax charges of $118 million related to the termination of the third-party manufacturing agreement approved in December 2025. The charges included $84 million recognized within cost of products sold related to asset write-offs and $34 million recognized within other operating expense (income), net related to contract termination costs in the condensed combined statements of loss.

28,000,000 Shares

MiniMed Group, Inc.
Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC	BofA Securities	Citigroup	Morgan Stanley

Barclays	Deutsche Bank Securities	Mizuho	Wells Fargo Securities
Evercore ISI		Piper Sandler
BTIG		William Blair

Through and including , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
, 2026.

PART II-INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee, the FINRA filing fee, and the exchange listing fee.

Payable by the registrant
SEC registration fee	$124,511
FINRA filing fee	$135,740
Exchange listing fee	$325,000
Printing and engraving expenses	$365,000
Legal fees and expenses	$6,000,000
Accounting fees and expenses	$6,000,000
Transfer agent and registrar fees and expenses	$8,500
Miscellaneous fees and expenses	$683,000
Total	$13,641,751(1)
__________________
(1)Medtronic has agreed to pay for any expenses incurred by us in connection with the sale of the securities registered hereby.
Item 14. Indemnification of Directors and Officers.
Section 145(a) of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings (other than an action by or in the right of the corporation) in which such person is made a party by reason of such person being or having been, among other things, a director, officer, employee, or agent of the corporation. Notwithstanding the foregoing, no person shall be indemnified in accordance with Section 145(a) of the DGCL unless such person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of any threatened, pending, or completed actions or suits by or in the right of the corporation to procure a judgment in its favor in which such person is made a party by reason of such person being or having been, among other things, a director, officer, employee, or agent of the corporation. Notwithstanding the foregoing, no person shall be indemnified in accordance with Section 145(b) of the DGCL unless such person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without court approval if such person has been adjudged liable to the corporation.
Section 145(c) of the DGCL provides that, if a present or former director or “officer” (as used in Section 145(c)(1) of the DGCL) of the corporation has been successful in defense of any action, suit, or proceeding referred to in Sections 145(a) and (b) of the DGCL, or any claim, issue, or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection therewith.
The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Our amended and restated bylaws will provide that we must indemnify our current and former directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or “officer” (as used in Section 102(b)(7) of the DGCL) of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (5) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will provide for such limitation of liability.
We intend to maintain standard policies of insurance under which coverage is provided (1) to our current and former directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to payments which may be made by us to our current and former directors and officers pursuant to the above indemnification provision or otherwise as a matter of law. Our amended and restated bylaws will provide that we will indemnify our current and former directors and officers to the fullest extent permitted by the DGCL against liabilities that may arise by reason of their service to us and that we must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of a current or former director or officer to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.
The underwriting agreement, the form of which is filed as an exhibit to this registration statement, will provide for indemnification of our directors and officers by the underwriters against certain liabilities. These indemnification provisions may be sufficiently broad to permit indemnification of our directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.
Item 15. Recent Sales of Unregistered Securities.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:
•On February 27, 2025, the date of our incorporation, we issued 100 shares of our common stock to Medtronic Global Holdings S.C.A. pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of shares did not involve a public offering.
We will issue additional shares of our common stock to Medtronic in connection with the Separation, which will be made pursuant to the exemption from registration in Section 4(a)(2) of the Securities Act because the offer and issuance of the shares will not involve a public offering.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated by reference herein.
(b)Financial Statement Schedules: Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements included in this registration statement.
Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement **
3.1	Form of Amended and Restated Certificate of Incorporation of MiniMed Group, Inc. **
3.2	Form of Amended and Restated Bylaws of MiniMed Group, Inc. **
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP
10.1	Form of Separation Agreement **#
10.2	Form of Tax Matters Agreement **#
10.3	Form of Employee Matters Agreement **#
10.4	Form of MGH-MM Intellectual Property Cross-License Agreement **#
10.5	Form of MPLC-MHSS Intellectual Property Cross-License Agreement **#
10.6	Form of Transitional Trademark Cross-License Agreement **#
10.7	Form of Co-Existence Agreement **#
10.8	Form of Transition Services Agreement **#
10.9	Form of Registration Rights Agreement **
10.10	Form of Long Term Incentive Plan **†
10.11	Form of Employee Stock Purchase Plan **†
10.12	Integration, Supply and Distribution Agreement, dated as of July 31, 2024, by and between Abbott Diabetes Care, Inc. and Medtronic MiniMed, Inc. **+
10.13	Credit Agreement, dated as of January 15, 2026, by and among Kangaroo US HoldCo 2, Inc., the lenders party thereto, and Citibank N.A. as administrative agent and collateral agent. **#
10.14	Letter of Intent, dated March 21, 2025, by and between Que Dallara and Medtronic, Inc. **†
10.15	Letter of Intent, dated May 28, 2025, by and between Chad Spooner and Medtronic, Inc. **†
10.16	Letter of Intent, dated April 24, 2025, by and between Ali Dianaty and Medtronic, Inc. **†
10.17	Letter of Intent, dated May 28, 2025, by and between Courtney Nelson Wills and Medtronic, Inc. **†
10.18	Letter of Intent, dated May 23, 2025, by and between Gillian Chandrasena and Medtronic, Inc. **†
10.19	Form of Lease Agreement #**
10.20	Form of Master Services Agreement #**
10.21	Form of Transition Manufacturing and Supply Agreement #**
21.1	Subsidiaries of MiniMed Group, Inc. **
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in its opinion filed as Exhibit 5.1 hereto)
99.1	Consent of Kevin E. Lofton, Director Nominee
99.2	Consent of Que Dallara, Director Nominee
99.3	Consent of Glenn Eisenberg, Director Nominee
99.4	Consent of D. Keith Grossman, Director Nominee
99.5	Consent of Robert A. Hopkins, Director Nominee
99.6	Consent of Laura Mauri, Director Nominee
99.7	Consent of Brett A. Wall, Director Nominee
99.8	Consent of Matthew R. Walter, Director Nominee
99.9	Consent of Timothy A. Wicks, Director Nominee
107.1	Filing Fee Table
__________________
*To be filed by amendment.
**Previously filed.

†Indicates management contract or compensatory plan.
+Certain portions of the exhibit have been redacted pursuant to Item 601(b)(10) of Regulation S-K. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.
#Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Northridge, State of California on February 24, 2026.

MiniMed Group, Inc.

By:	/s/ Que Dallara
Name:	Que Dallara
Title:	Chief Executive Officer and Director Nominee
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

By:	/s/ Que Dallara	Chief Executive Officer and Director Nominee	February 24, 2026
	Que Dallara	(Principal Executive Officer)

By:	/s/ Chad Spooner	Chief Financial Officer	February 24, 2026
	Chad Spooner	(Principal Financial Officer)

By:	/s/ John Gyurci	Chief Accounting Officer	February 24, 2026
	John Gyurci	(Principal Accounting Officer)

By:	/s/ Brian Sandstrom	Sole Director	February 24, 2026
Brian Sandstrom